 Filed Pursuant to Rule 424(b)(4)
 Registration Nos. 333-299117 and 333-299481
11,111,111 Shares
Common Stock

This is an initial public offering of shares of common stock of City Therapeutics, Inc. We are offering 11,111,111 shares of our common stock.
Prior to this offering, there has been no public market for our common stock. The initial public offering price per share is $18.00. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “CTY.”
We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements in this prospectus. For additional information, see the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
See the section titled “Risk Factors” beginning on page 14 to read about factors that you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$18.00	$199,999,998
Underwriting discounts and commissions(1)	$1.26	$14,000,000
Proceeds, before expenses, to City Therapeutics, Inc.	$16.74	$185,999,998

(1)
See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional 1,666,666 shares of common stock from us, at the initial public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment on or about October 19, 2026.

Goldman Sachs & Co. LLC	Jefferies	Stifel
Oppenheimer & Co.

Prospectus dated October 15, 2026

Neither we nor the underwriters have authorized anyone to provide you with any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the U.S., we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. Persons outside of the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the U.S.
We own, have applied for or have rights to use one or more registered and common law trademarks, service marks and/or trade names in connection with our business in the U.S., which may be used throughout this prospectus. This prospectus also includes trademarks, trade names, and service marks of third parties which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not

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imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable owner of or licensor to these trademarks, service marks, and trade names.
Market, Industry and Other Data
The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.
Unless otherwise indicated, all references in this prospectus to “City,” “City Therapeutics,” the “company,” “we,” “our,” “us” or similar terms refer to City Therapeutics, Inc. and its wholly owned subsidiary, or either or both as the context may require. References in this prospectus to program and financial guidance as occurring in “early,” “mid-” or “late,” as applicable, in a given year refer to the first and second quarters, the second and third quarters, and the third and fourth quarters, respectively, of the applicable calendar year.
Overview
We are a clinical-stage biotechnology company developing the next generation of RNA interference (“RNAi”) therapeutics designed to silence the expression of disease-relevant proteins, with the aim of delivering meaningful and durable benefits for patients in need. We believe our deep RNAi expertise and City Platform capabilities uniquely position us to achieve our goal of developing potentially best-in-class therapeutics. Our vision is to lead the next generation of RNAi therapeutics, and our mission is to improve patients’ lives through breakthrough RNAi science as we build a biopharmaceutical company with enduring impact.
Our current pipeline is focused on indications with significant unmet medical need, including thromboembolic diseases, Stargardt disease type 1 (“Stargardt disease”), and anemia of chronic disease, where we believe disease biology supports RNAi-mediated knockdown as a differentiated approach compared to other modalities. Led by pioneers and experts in the field of RNAi, we have made rapid progress since founding our company in July 2023, discovering and advancing three programs into or toward the clinic in under three years, and our goal is for our City Platform to deliver one to two new investigational new drug application (“IND”) or IND-equivalent applications per year.
Several members of our leadership team, including John Maraganore, Ph.D., our co-founder and Executive Chair and former founding Chief Executive Officer of Alnylam Pharmaceuticals, Inc. (“Alnylam”), and Tracy Zimmermann, Ph.D., our Chief Scientific Officer, played a foundational role in establishing RNAi therapeutics as a recognized treatment modality, as evidenced by multiple FDA-approved RNAi therapeutics that each of them worked in development on, and our President and Chief Executive Officer, Andrew (Andy) Orth, M.B.A., led the launch of multiple RNAi therapeutics, including the first U.S. Food and Drug Administration (“FDA”)-approved RNAi therapeutic. Collectively, the team at City has contributed to the discovery, development, or commercialization of seven of the eight currently FDA-approved RNAi therapeutics, and 75% of our research leaders have prior RNAi therapeutics discovery or development experience.
RNAi is a naturally occurring biological process that regulates or silences gene expression by “interfering” with messenger RNA (“mRNA”) before it can be translated into protein. RNAi has inherent advantages as a therapeutic mechanism because it is a highly specific, potent, and durable approach to selectively silence the expression of disease-relevant proteins, including intracellular targets that are inaccessible to traditional small molecules and antibodies. In addition, RNAi therapeutics benefit from a simpler molecular architecture relative to biologics, consisting of short, chemically synthesized oligonucleotides rather than large, complex proteins, which enables more consistent and scalable manufacturing. RNAi has been established mechanistically and commercially, with the first of the eight FDA-approved RNAi therapeutics coming to market in 2018 and multiple products achieving substantial and growing commercial sales. With approximately 100 programs currently in clinical development, we believe RNAi therapeutics are poised to follow a growth trajectory analogous to that of monoclonal antibody therapeutics, a modality that was first approved by the FDA in the mid-1990s and has since expanded to more than 150 approved medicines.
While RNAi is an established therapeutic modality, we are early in our development efforts, and our City Platform and approach to the engineering and development of certain of our product candidates is unproven and incorporates novel technologies that may not result in marketable products. Our lead product candidate, CITY-FXI, is in an early stage of clinical development, and our other product candidates and development programs are in preclinical development or drug discovery. We have only recently initiated our first clinical trial, have not yet completed any clinical trials, and have limited experience conducting and managing clinical trials. None of our product candidates has been approved for commercial sale, we have not generated revenue from product sales, and we have not yet demonstrated an ability to successfully complete clinical development or obtain marketing approval for and commercialize any of our product candidates. Our product candidates may fail in development or never receive regulatory approval, and we will require substantial additional capital to complete development of and, if approved, commercialize our product candidates. See the sections titled “—Summary of Material Risks Associated With Our Business” and “Risk Factors” for a discussion of these and other risks and uncertainties associated with our business.
Our Pipeline
We are advancing a pipeline of RNAi therapeutics designed to achieve potent, specific, and durable suppression of disease-relevant hepatic and extrahepatic targets to treat diseases with significant unmet medical needs. The following table summarizes our current development stage programs:
All of our product candidates are in early clinical or preclinical development. We have not demonstrated that any of our product candidates are safe or effective or provide advantages over existing or investigational therapies, and results of preclinical studies, including our non-human primate (“NHP”) studies, may not be predictive of results in clinical trials. None of our product candidates has been approved by the FDA or any comparable foreign regulatory authority, and we may never obtain regulatory approval for any of our product candidates.
Our most advanced product candidate, CITY-FXI, is a City-engineered N-acetylgalactosamine (“GalNAc”)-conjugated small interfering RNA (“siRNA”) therapeutic targeting Factor XI (“FXI”). CITY-FXI illustrates our strategy of engineering highly potent and specific RNAi triggers directed at therapeutic targets supported by third-party human genetic and clinical data. We are advancing CITY-FXI for the prevention of thromboembolic diseases based on its potential to reduce FXI activity and thereby prevent thromboembolic events while mitigating bleeding risk. Thrombosis, the formation of harmful clots inside a blood vessel, is responsible for approximately one in four deaths worldwide. FXI is a genetically and clinically supported target that contributes to pathological thrombosis while playing a limited role in hemostasis, or normal blood clotting. In preclinical studies with CITY-FXI, we observed 95% FXI knockdown with prolonged clotting time in NHPs and no observed off-target effects in cell-based assays. We initiated our Phase 1 clinical trial for CITY-FXI in 2026, and initial data from the first three cohorts of the single-ascending dose (“SAD”) portion of our study in healthy volunteers showed that CITY-FXI was generally well-tolerated by participants with greater than 60% FXI knockdown observed following a single 15 mg subcutaneous dose, close to 80% FXI knockdown after a single 50 mg subcutaneous dose, and 85% FXI knockdown three weeks after a single 150 mg subcutaneous dose. We expect to report additional data from our Phase 1 study in late 2026. We intend to develop CITY-FXI for thromboembolic disease indications, including secondary stroke prevention, direct oral anticoagulant (“DOAC”)-ineligible atrial fibrillation (“AFib”), extended secondary prophylaxis following venous thromboembolism (“VTE”), and cancer-associated thrombosis, specifically in patients for whom DOACs are often not used because of heightened bleeding risk. We plan to first evaluate efficacy and safety in thrombotic disease through a Phase 2 trial in total knee arthroplasty (“TKA”), a clinical setting in which patients are at increased risk of postoperative thrombosis. We expect to initiate the Phase 2 study in TKA in mid-2027.
Our second product candidate, CITY-RBP4, is a City-engineered GalNAc-conjugated siRNA therapeutic, in development for the treatment of Stargardt disease, which is the most common inherited macular degenerative disease in children and young adults. There are currently no approved therapies for the disease. More than 30,000 people in the United States are diagnosed with Stargardt disease, and some studies suggest that the prevalence is even higher, indicating there could be a significant number of undiagnosed patients who emerge upon FDA approval of a treatment. Stargardt disease is debilitating, and many patients become legally blind in their late twenties. Patients face decades of progressive loss of central vision that renders daily activities, including reading, recognizing faces, and driving impossible. Stargardt disease is caused by mutations in the ABCA4 gene, which lead to the toxic accumulation of vitamin A byproducts in the eye. CITY-RBP4 targets retinol binding protein 4 (“RBP4”), the primary carrier of retinol, a form of vitamin A, that transports retinol from the liver to the eye. Inhibition of RBP4 has been supported by third-party clinical proof-of-mechanism data for the treatment of Stargardt disease. In addition, in a preclinical study in NHPs, following treatment with CITY-RBP4, we observed approximately 90% suppression of circulating vitamin A and RBP4 at dose levels of 3 mg/kg and 10 mg/kg. In mid-2026, we filed an application for CITY-RBP4 to initiate a Phase 1 clinical trial in late 2026 and we expect to report initial data from this trial in mid-2027. We are also exploring CITY-RBP4 in adjacent indications, including Geographic Atrophy (“GA”) secondary to age-related macular degeneration. We expect to initiate a Phase 2 clinical trial for CITY-RBP4 in GA in late 2027.
Our third program, CITY-TFR2, is a City-engineered GalNAc-conjugated siRNA therapeutic candidate in development for anemia of chronic disease, which accounts for up to 40% of all anemias and affects more than five million people in the United States. In the inflammatory states associated with anemia of chronic disease, the body increases production of hepcidin, the hormone controlling systemic iron, which restricts iron availability and starves red blood cell production. CITY-TFR2 is designed to silence transferrin receptor 2 (“TFR2”), a protein predominantly produced in the liver that is critical to the regulation of hepcidin production. This lowers hepcidin, restoring the iron supply needed to correct anemia. In a preclinical study in NHPs, following treatment with CITY-TFR2, we observed approximately 90% TFR2 mRNA knockdown with a concomitant increase in serum iron. We are initially focused on development of CITY-TFR2 in anemia associated with myelofibrosis, as anemia is a major contributor to the clinical burden of the disease. An investigator-initiated trial (“IIT”) for CITY-TFR2 is expected to begin in China in late 2026 and we expect to report data from the IIT in mid-2027. We also plan to file an IND or IND-equivalent application in late 2026 and initiate a Phase 1/2 study for CITY-TFR2 in early 2027, with potential to expand into other chronic conditions where anemia is prevalent, such as chronic kidney disease and inflammatory diseases, including inflammatory bowel disease.
Beyond our lead programs, we are advancing discovery candidates designed to expand the reach of RNAi therapeutics across new tissues, targets and disease areas. These candidates include a fourth liver-directed program, CITY-L04, directed at an undisclosed target, as well as two discovery-stage programs based on our proprietary cleavage-inducing tiny RNAs (“cityRNAs”), CITY-O02 and CITY-C02, which are focused on ocular and CNS indications, respectively.

We have formed strategic collaborations with Bausch + Lomb Ireland Limited (“Bausch + Lomb”) and Biogen MA Inc. (“Biogen”) to advance extrahepatic RNAi therapeutics for diseases of the eye and the central nervous system (“CNS”), respectively. We believe these collaborations reinforce the potential of and enhance our City Platform, particularly our next-generation RNAi trigger and delivery technologies, while preserving our freedom to pursue additional targets in the eye and CNS and our rights to any City Platform innovations developed under the collaborations. In July 2024, we entered into a research collaboration and license agreement with Bausch + Lomb (the “B+L Agreement”) for a single target, focused on developing a novel RNAi therapy for retinal diseases, including GA. The collaboration leverages our next-generation delivery technologies to enable intravitreal delivery of a novel RNAi therapeutic, and we retain rights to the delivery technology we build under the agreement. We plan to substantially complete the research and development under the B+L Agreement to enable Bausch + Lomb to select a development candidate by late 2026. In May 2025, we entered into a research collaboration and license agreement with Biogen (the “Biogen Agreement”) focused on the discovery and development of an RNAi program for neurodegenerative diseases. The collaboration leverages our trigger engineering expertise and Biogen’s proprietary drug delivery technology to develop a systemic RNAi therapeutic for certain CNS diseases. The collaboration will initially focus on a single target, and Biogen has the option to designate one additional target for a separate collaboration and license agreement on substantially the same terms. We plan to substantially complete the research and development under the Biogen Agreement by late 2026 to enable Biogen to select a development candidate by late 2027.
Our City Platform
Our City Platform is the engine behind every therapeutic we develop. Our City Platform is designed to integrate three core capabilities: RNAi trigger engineering, novel delivery conjugates designed to enable tissue selectivity, and target discovery and selection enabled by our insights into human genetics. Critical to every RNAi medicine is the trigger that harnesses the cellular RNAi machinery to silence a disease-relevant gene. We believe our expertise enables us to engineer the trigger for high potency and specificity, and our novel cityRNA triggers are a differentiated approach to unlock extrahepatic delivery. Our proprietary artificial intelligence and machine learning (“AI/ML”)-enabled trigger design capability uses a large RNAi activity dataset to predict high-potential trigger molecules in silico, accelerating design cycles from months to weeks. We conjugate our triggers with tissue-targeting ligands for precise delivery to cell types in and beyond the liver, starting with our proprietary low-density lipoprotein receptor-related protein 1 (“LRP1”) ligands, which are designed to enable delivery to ocular, CNS, and adipose tissues. Our pipeline programs are selected through a genetics-led target discovery and selection capability that leverages insights from human biology and other sources of substantiation, including clinical data. We use this capability to identify differentiated and genetically supported targets where RNAi is designed to confer a durable therapeutic advantage. By uniting these capabilities in a single platform, our goal is to systematically create and develop potentially best-in-class therapeutics, with plans to file one to two new IND or IND-equivalent applications per year. The filing of an IND or IND-equivalent application, or the clearance of any such application by the FDA or a comparable foreign regulatory authority, is not indicative of the future success of any of our product candidates and does not increase the likelihood that any of our product candidates will receive regulatory approval. Given our early stage of development, it will take many years before we complete clinical development of and receive regulatory approval for any of our product candidates, if ever.
Certain foundational elements of our City Platform are supported by intellectual property licensed from the Ohio State Innovation Foundation (“OSIF”). In October 2023, we entered into a license agreement (as amended, the “OSIF License Agreement”) with OSIF, pursuant to which OSIF granted us an exclusive royalty-bearing license to certain patent rights covering the originating technology underlying cityRNAs and certain other aspects of our technology platform.
Our Strategy
We are driven by the opportunity to bring durable, meaningful benefit to patients through the next generation of RNAi therapeutics. Anchored by deep scientific expertise and our proprietary City Platform, our goal is to develop potentially best-in-class therapeutics and to build a lasting, fully integrated RNAi company capable of delivering transformative therapeutics across a multitude of diseases. We intend to pursue this goal through the following key strategies:
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Pioneer the future of RNAi trigger design and delivery.

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Advance development candidates in high unmet medical need indications where RNAi offers meaningful advantages.

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Selectively pursue value-accretive partnerships for certain programs to maximize the value of our portfolio.

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Bring exceptional depth of experience to accelerate and expand our platform and pipeline.

Our Team and History
Defining the next generation of RNAi therapeutics requires a unique combination of scientific, clinical, and commercial expertise. We have assembled a team with deep experience across each of these disciplines. Collectively, our team has contributed to the discovery, development, or commercialization of seven of the eight currently FDA-approved RNAi therapeutics. Our Executive Chair and co-founder, John Maraganore, Ph.D., is a pioneer in the field of RNAi therapeutics who served as the former founding Chief Executive Officer of Alnylam for nearly 20 years, where he was instrumental in advancing the company from early platform research through the development, global regulatory approval, and commercialization of the first five RNAi therapeutics, and previously held senior leadership roles at Millennium Pharmaceuticals, Inc. and Biogen Inc. Our President and Chief Executive Officer, Andrew (Andy) Orth, M.B.A., brings more than 25 years of industry experience and held multiple leadership roles at Alnylam, including supporting the launch of ONPATTRO, the first FDA-approved RNAi therapeutic, before serving as Chief Commercial Officer of Krystal Biotech, Inc. Our Chief Medical Officer, Baisong Mei, M.D., Ph.D., a physician scientist and drug developer with 25 years of experience in the pharmaceutical and biotech industry, played a critical leadership role in the development and regulatory approval of ALPROLIX, ELOCTATE, ALTUVIIIO, and the siRNA medicine, QFITLIA. Our Chief Scientific Officer, Tracy Zimmermann, Ph.D., was the lead author of a landmark 2006 study, published in Nature, which provided the first-ever demonstration of RNAi-mediated gene silencing in NHPs and contributed heavily to the development of several approved RNAi therapeutics, including as co-inventor of AMVUTTRA.
Our board of directors consists of highly experienced biotechnology executives and investors, including our Executive Chair, John Maraganore, Ph.D., former founding Chief Executive Officer and founding member of the board of directors of Alnylam, Barry Greene, former President and Chief Executive Officer of Sage Therapeutics, Inc. and former long-time Chief Operating Officer of Alnylam, Robert Nelsen, M.B.A., co-founder and Managing Director of ARCH Venture Partners, Saraswathy (Sara) V. Nochur, Ph.D., former Chief Regulatory Officer and Chief Diversity, Equity and Inclusion Officer of Alnylam, Ron Philip, former Chief Executive Officer and a member of the board of directors of Orbital Therapeutics, Inc., and Andy Orth, our President and Chief Executive Officer. Further, we have assembled a cross-functional scientific and drug discovery advisory board, comprised of seasoned drug developers and leading academic scientists at the forefront of RNAi therapeutics.
From our inception in July 2023 through June 30, 2026, we have raised approximately $238.8 million in equity capital from a syndicate of premier life sciences investors, including ARCH Venture Partners, Fidelity Management & Research Company, Invus, and Viking Global Investors. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and, in certain cases, have received their shares in private financings at prices lower than the price offered to the public in this offering. See the sections titled “Certain Relationships and Related Person Transactions” and “Principal Stockholders” for more information on prior purchases by and current holdings of certain of these investors.
Summary of Material Risks Associated With Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks include, but are not limited to, the following:

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We are a clinical-stage biotechnology company with a limited operating history and no products approved by regulators for commercial sale, which may make it difficult to evaluate our current and future business prospects.

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The approach we are taking to discover and develop certain of our product candidates is novel and may never lead to marketable products.

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We are early in our development efforts. We have only recently initiated early clinical studies, and as a result it will be years before we commercialize a product candidate, if ever. If we are unable to identify and advance product candidates through preclinical studies and clinical trials, obtain marketing approval and ultimately commercialize them, or experience significant delays in doing so, our business will be materially harmed.

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We have incurred significant net losses since our inception, including net losses of $27.8 million and $58.5 million for the years ended December 31, 2024 and 2025, respectively, and $24.3 million and $53.4 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026 we had an accumulated deficit of $142.5 million. We anticipate that we will continue to incur significant losses for the foreseeable future.

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Even if this offering is successful, we will require substantial additional capital to finance our operations in the future. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate programs, product candidates (including clinical trials), or future commercialization efforts.

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We are dependent on the success of our product candidates, including CITY-FXI, CITY-RBP4, and CITY-TFR2, and our ongoing and anticipated clinical trials may not be successful.

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Preclinical and clinical drug development is a lengthy and expensive process, with uncertain timelines and outcomes. If preclinical studies or clinical trials of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates or any of our future product candidates on a timely basis or at all.

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Regulatory Authorities may not accept data from clinical trials conducted outside the United States, which could require us to conduct additional clinical trials and delay the development or approval of our product candidates.

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If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

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We may encounter substantial delays in the commencement, enrollment or completion of our planned clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable Regulatory Authorities, which could prevent us from commercializing any product candidates we determine to develop on a timely basis, if at all.

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If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts.

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Our success is largely based upon our intellectual property and proprietary technologies, and we may be unable to adequately protect and/or enforce our intellectual property.

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We are dependent on intellectual property that we have in-licensed from third parties, and our failure to comply with our obligations under these licenses could result in loss of rights that are critical to our business.

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We rely on and expect to continue to rely on third parties to conduct aspects of our research, preclinical studies, clinical protocol development and clinical trials for our programs and product candidates. If these third parties do not perform satisfactorily, comply with regulatory requirements or meet expected deadlines, we may not be able to develop product candidates in a timely or cost-effective manner, or obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

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We rely on third parties for the supply and manufacture of our product candidates for our research, preclinical, and clinical activities, and may do the same for commercial supplies of our products, if approved. As our pipeline increases and matures, the increased demand for supplies from our manufacturers may increase the risk that we will not have sufficient supply when needed or at an acceptable cost.

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We depend on limited source suppliers for certain drug substances, drug products, raw materials, samples, components and other materials used in our product candidates. If we are unable to source these supplies on a timely basis, or establish longer-term contracts with our suppliers, we may not be able to complete our clinical trials on time and the development of our product candidates may be delayed.

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We have in the past entered into, and in the future may enter into, partnership, collaboration and licensing arrangements with third parties to support development of programs and product candidates. If these partnership, collaboration, and licensing arrangements are not successful, our business could be adversely affected.

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The biopharmaceutical market is intensely competitive. If we or our collaborators are unable to compete effectively with existing drugs, new treatment methods, and new technologies, including with respect to our specific product candidates CITY-FXI, CITY-RBP4, and CITY-TFR2, we may be unable to successfully commercialize any drugs that we develop.

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There has been no prior public market for our common stock, and an active trading market for our common stock may not develop.

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The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our audited consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission (the “SEC”). The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future prospects.
Recent Developments
Certain Preliminary Financial Information (Unaudited)
As of September 30, 2026, we estimate that we had approximately $141.9 million in cash and cash equivalents. This amount is preliminary and unaudited and is subject to completion of our financial closing procedures. This preliminary unaudited financial data has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. Further, this estimate does not present all information necessary for an understanding of our financial condition and liquidity as of and for the nine months ended September 30, 2026. This estimate should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States and is not necessarily indicative of the results to be achieved in any future period. You should not draw any conclusions based on the foregoing estimate and should not place undue reliance on this preliminary estimate. We assume no duty to update this preliminary estimate except as required by law.
Corporate Information
We were incorporated under the laws of the State of Delaware in July 2023. Our principal executive offices are located at 399 Binney Street, Cambridge, Massachusetts 02142, and our telephone number is (857) 357-2024. We have one subsidiary, City Therapeutics Securities Corporation, formed in

August 2024 under the laws of the Commonwealth of Massachusetts. Our website address is www.citytx.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
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being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

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reduced disclosure about our executive compensation arrangements;

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not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and

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an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We may choose to take advantage of some but not all of these exemptions. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our consolidated financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.
We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited consolidated financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING
Common stock offered by us
11,111,111 shares.
Option to purchase additional shares of common stock
We have granted a 30-day option to the underwriters to purchase up to 1,666,666 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions.
Common stock to be outstanding immediately after this offering
51,721,168 shares (or 53,387,834 shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Use of proceeds
We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $181.5 million (or approximately $209.4 million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: approximately $30.0 million to fund the clinical development of CITY-FXI, including our ongoing Phase 1 clinical trial and the initiation of a Phase 2 TKA study; approximately $20.0 million to fund the clinical development of CITY-RBP4, including our Phase 1 clinical trial and preparations for later-stage clinical development for the treatment of Stargardt disease and GA; approximately $40.0 million to fund the clinical development of CITY-TFR2, including an IIT in China and the Phase 1/2 clinical trial, both focused on the treatment of anemia associated with myelofibrosis; approximately $70.0 million to advance our City Platform, including continued investment to advance cityRNA triggers (CITY-O02 and CITY-C02) to the pipeline, as well as additional preclinical product candidates toward IND or IND-equivalent submission and clinical development; and the remainder for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.
Risk factors
See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
Nasdaq Global Market trading symbol
“CTY”

The number of shares of our common stock that will be outstanding after this offering is based on 40,610,057 shares of our common stock outstanding as of June 30, 2026 (which includes 1,964,421 shares of restricted common stock subject to repurchase or forfeiture), after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,848,641 shares of our common stock and (ii) the automatic conversion of the outstanding principal and accrued interest under the convertible promissory note with Biogen (the “Biogen Note”) into an aggregate of 2,133,788 shares of our common stock at a conversion price equal to 85% of the initial public offering price of $18.00 per share, in each case immediately prior to the completion of this offering, and excludes:
•
5,404,513 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2026 under our 2023 Stock Plan, as amended from time to time (the “2023 Plan”), with a weighted-average exercise price of $1.97 per share;

•
988,458 shares of common stock issuable upon exercise of outstanding stock options granted after June 30, 2026 under our 2023 Plan, with a weighted-average exercise price of $8.64 per share;

•
424,060 shares of common stock issuable upon the exercise of stock options granted after June 30, 2026 under our 2026 Plan to certain of our employees and non-employee directors in connection with this offering, with an exercise price equal to the initial public offering price of $18.00 per share;

•
1,482,874 shares of common stock reserved for future issuance as of June 30, 2026 under our 2023 Plan, ceased to be available for issuance at the time that our 2026 Stock Option and Incentive Plan (the “2026 Plan”) became effective;

•
6,516,101 shares of our common stock reserved for future issuance under our 2026 Plan, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under our 2023 Plan that expire or are repurchased, forfeited, cancelled or withheld; and

•
503,322 shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (the “ESPP”), which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, the information in this prospectus reflects or assumes the following:

•
the automatic conversion of (i) all outstanding shares of our convertible preferred stock into an aggregate of 28,848,641 shares of common stock and (ii) the outstanding principal and accrued interest under the Biogen Note into an aggregate of 2,133,788 shares of our common stock at a conversion price equal to 85% of the initial public offering price of $18.00 per share, in each case immediately prior to the completion of this offering;

•
no exercise of the outstanding stock options or restricted common stock described above after June 30, 2026;

•
no exercise of the underwriters’ option to purchase up to an additional 1,666,666 shares of common stock in this offering;

•
a 1.0983-for-one stock split of our common stock, which became effective on October 8, 2026 and a corresponding adjustment to the ratio at which our convertible preferred stock will convert into common stock; and

•
the filing and effectiveness of our amended and restated certificate of incorporation (the “amended and restated certificate of incorporation”) immediately prior to the completion of this offering and the effectiveness of our amended and restated bylaws upon the effectiveness of the registration statement of which this prospectus forms a part.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth our summary consolidated statements of operations for the years ended December 31, 2024 and 2025 and for the six months ended June 30, 2025 and 2026 and our summary condensed consolidated balance sheet data as of June 30, 2026. The summary consolidated statements of operations data for the years ended December 31, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary condensed consolidated statements of operations data for the six months ended June 30, 2025 and 2026 and summary condensed consolidated balance sheet data as of June 30, 2026 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair statement of the financial information set forth in those financial statements. You should read the following summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus.
(in thousands, except share and per share amounts)	Year ended December 31,		Six Months ended June 30,
	2024	2025	2025	2026
Consolidated Statements of Operations and Comprehensive Loss Data:
Collaboration revenue	$2,778	$13,562	$5,578	$6,358
Operating expenses:
Research and development(1)	25,682	58,420	24,375	46,319
General and administrative(2)	6,186	15,064	7,796	11,170
Total operating expenses	31,868	73,484	32,171	57,489
Loss from operations	(29,090)	(59,922)	(26,593)	(51,131)
Other income:
Interest income	2,397	4,208	2,064	1,595
Interest expense	(448)	(2,257)	(646)	(1,496)
Other expense, net	(695)	(534)	893	(2,411)
Total other income, net	1,254	1,417	2,311	(2,312)
Net loss and comprehensive loss	$(27,836)	$(58,505)	$(24,282)	$(53,443)
Net loss per share, basic and diluted(3)	$(7.45)	$(11.34)	$(5.02)	$(7.53)
Weighted-average common shares outstanding, basic and diluted(3)	3,738,335	5,157,781	4,832,880	7,096,572
Pro forma net loss per share allocable to common stockholders, basic and diluted (unaudited)(4)	—	$(1.77)	—	$(1.40)
Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(4)	—	36,121,584	—	38,079,000

(1)
Includes related party amounts of $3.6 million and $5.3 million for research and development expenses for the years ended December 31, 2024 and 2025, respectively, and $1.7 million and $3.8 million for the six months ended June 30, 2025 and 2026, respectively. See Note 17 — “Related Parties” to our audited consolidated financial statements and Note 17 —  “Related Parties” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(2)
Includes related party amounts of $0.7 million and $1.1 million for general and administrative expenses for the years ended December 31, 2024 and 2025, respectively, and $0.6 million and $0.7 million for the six months ended June 30, 2025 and 2026, respectively. See Note 17 — “Related Parties” to our audited consolidated financial statements and Note 17 —  “Related Parties” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(3)
See Notes 2 and 16 to our consolidated financial statements and Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of the method used to calculate net loss per share, basic and diluted.

(4)
Pro forma net loss and comprehensive loss for the year ended December 31, 2025 has been adjusted to reflect a $5.3 million loss from the remeasurement of the Biogen Note to fair value immediately prior to its assumed conversion as of January 1, 2025. There was no adjustment to the pro forma net loss and comprehensive loss for the six months ended June 30, 2026. Pro forma net loss per share allocable to common stockholders, basic and diluted for the year ended December 31, 2025 and the six months ended June 30, 2026 was calculated using the weighted average number of shares of common stock outstanding, including the pro forma effect of (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,848,641 shares of our common stock, and (ii) the automatic conversion of the outstanding principal and accrued interest under the Biogen Note into 2,133,788 shares of our common stock, at a conversion price equal to 85% of the initial public offering price of $18.00 per share, in each case as if such conversion had occurred as of January 1, 2025. Pro forma net loss per share allocable to common stockholders, basic and diluted does not include the effect of the shares expected to be sold in this offering.

	As of June 30, 2026
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and restricted cash	$172,109	$172,109	$353,833
Working capital(3)	110,931	144,020	326,415
Total assets	208,611	208,611	389,440
Convertible notes	33,089	—	—
Total liabilities	84,272	51,183	50,512
Convertible preferred stock	256,056	—	—
Total stockholders’ (deficit) equity	(131,717)	157,428	338,928

(1)
Pro forma amounts give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,848,641 shares of our common stock immediately prior to the completion of this offering, (ii) the automatic conversion of the outstanding principal and accrued interest under the Biogen Note into an aggregate of 2,133,788 shares of our common stock immediately prior to the completion of this offering, at a conversion price equal to 85% of the initial public offering price of $18.00 per share, including a change in the fair value of the Biogen Note liability of $5.3 million based on the  initial public offering price of $18.00 per share, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

(2)
Pro forma as adjusted amounts give effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of 11,111,111 shares of our common stock in this offering at the initial public offering price of $18.00 per share, after deducting the underwriting discounts and commissions and offering expenses payable by us.

(3)
We define working capital as current assets less current liabilities. See our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of the money you paid to buy our common stock. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See the section titled “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.
Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital
We are a clinical-stage biotechnology company with a limited operating history and no products approved by regulators for commercial sale, which may make it difficult to evaluate our current and future business prospects.
We are a clinical-stage biotechnology company with a limited operating history, which may make it difficult to evaluate the success of our business to date and assess our future viability. Since our inception in July 2023, we have devoted substantially all of our efforts and financial resources to organizing and staffing our company, business planning, establishing our intellectual property portfolio, raising capital, advancing development of our portfolio of programs and platform, including identifying and developing our product candidates, conducting research and preclinical studies and IND-enabling studies, and initiating and conducting clinical trials, and providing general and administrative support to our operations. All of our programs and product candidates are still in the research, preclinical development or clinical development stages. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history.
We have no products approved for commercial sale and we can provide no assurance that we will obtain regulatory approvals to market and sell any products in the future. We therefore have never generated any revenue from product sales, and we do not expect to generate any revenue from product sales in the foreseeable future. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. If we do not address these risks and difficulties successfully, our business will suffer.
We have incurred significant losses since our inception, including net losses of $27.8 million and $58.5 million for the years ended December 31, 2024 and 2025, respectively, and $24.3 million and $53.4 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026 we had an accumulated deficit of $142.5 million. We anticipate that we will continue to incur significant losses for the foreseeable future.
We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our programs, product candidates and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity (deficit) and working capital. We have incurred net losses in each year since our inception in 2023, including net losses of $27.8 million and $58.5 million during the years ended December 31, 2024 and 2025, respectively, and

$24.3 million and $53.4 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, we had an accumulated deficit of $142.5 million.
To date, we have financed our operations primarily through the sale and issuance of our convertible preferred stock, proceeds from issuances of convertible notes to our collaboration partners, and upfront and milestone payments under our collaboration and license arrangements. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through public or private equity or debt financings, government or other third-party grants, collaboration and licensing arrangements, asset sales, royalty financings, or a combination of these approaches. We have not completed clinical trials for any of our product candidates, and it will be several years, if ever, before we or our collaboration partners have a product candidate ready for commercialization. Even if we or our collaboration partners obtain regulatory approval to market a product, our future revenues will depend upon the size of any markets in which such product has received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. We may never achieve profitability.
We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:
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advance our product candidates through preclinical and clinical development, including continuing the Phase 1 clinical trial for CITY-FXI and advancing other programs through preclinical and clinical development;

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seek regulatory approvals from the FDA, European Medicines Agency (“EMA”), and/or other foreign comparable regulatory authorities (collectively, the “Regulatory Authorities”) for our product candidates that successfully complete clinical trials;

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hire additional clinical, quality control, medical, scientific, and other technical personnel to support the clinical development of our product candidates;

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increase our headcount as we expand our research and development organization, market development and pre-commercial planning activities;

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undertake activities to establish sales, marketing, and distribution capabilities in preparation for commercialization for our product candidates, as applicable, including hiring additional personnel to support such operations;

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advance our preclinical-stage product candidates into clinical development;

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seek to identify, acquire, and further develop additional product candidates where we can leverage our City Platform, our proprietary, integrated platform, for the development of next-generation RNAi therapeutics, including through business development efforts to invest in or in-license other technologies or product candidates;

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maintain, expand, and protect our intellectual property portfolio;

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make milestone, royalty, or other payments due under our collaboration and license agreements, and any future in-license or collaboration agreements with third parties; and incur additional legal, audit, regulatory, tax and other expenses associated with operating as a public company.

Biopharmaceutical product development entails substantial upfront capital expenditures and significant risk that a product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable, and therefore any investment in us is highly speculative. Accordingly, before making an investment in us, you should consider our prospects, factoring in the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they would otherwise be if we had a longer operating history or a history of successfully developing and commercializing biopharmaceutical products. We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.

The development of our City Platform and the development and potential commercialization of our product candidates will require substantial additional capital to fund expenses. We have entered into collaboration agreements for certain programs and product candidates and may decide to collaborate for the future development and potential commercialization of other product candidates. For example, we are party to collaboration agreements with Bausch + Lomb and Biogen pursuant to which we conduct research activities to discover RNAi molecules and related product candidates, while our collaboration partners are primarily responsible for development activities. These agreements contemplate ongoing funding commitments by the parties, including our funding of certain research activities and, in the case of our collaboration with Bausch + Lomb, reimbursement by Bausch + Lomb of specified research costs. However, we cannot guarantee that either we or our collaboration partners will have sufficient funds to support the research and development activities contemplated by these agreements. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our programs and product candidates or bring them to market and generate product revenue.
Additionally, our expenses could increase beyond our expectations if we are required by Regulatory Authorities to perform clinical trials in addition to those that we currently have planned for, or if there are any delays in establishing appropriate manufacturing arrangements for our product candidates or in completing clinical trials for our product candidates.
We have never generated any revenue from sales of drug products, and our ability to generate revenue from sales of drug products and become profitable depends significantly on our success in a number of factors.
We have no drug products approved for commercial sale, have not generated any revenue from drug product sales, and do not anticipate generating any revenue from drug product sales until sometime after we have received regulatory approval, if obtained at all, for the commercial sale of our product candidates. Our ability to generate revenue and achieve profitability depends significantly on our success in many factors, including but not limited to: completing research regarding, and preclinical and clinical development of, our product candidates; obtaining regulatory approvals and marketing authorizations for product candidates for which we complete clinical studies; developing a sustainable and scalable manufacturing process for our product candidates, including establishing and maintaining commercially viable supply relationships with third parties and establishing our own manufacturing capabilities and infrastructure; launching and commercializing product candidates for which we obtain regulatory approvals and marketing authorizations; addressing any competing technological and market developments; identifying, assessing, acquiring and/or developing new product candidates, intellectual property and technologies; negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter; maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trademarks, trade secrets, and know-how; or attracting, hiring, and retaining qualified personnel.
Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by Regulatory Authorities to change our manufacturing processes or assays, or to perform clinical, preclinical, or other types of studies in addition to those we currently anticipate. If we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the market for the relevant product, the accepted price for the product to be paid with out-of-pocket expenses and the ability to get reimbursement for any amount. If the number of patients with our addressable disease is not as significant as we estimate, the indication approved by Regulatory Authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we may never become profitable.

Even if this offering is successful, we will require substantial additional capital to finance our operations in the future. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate programs, product candidates (including clinical trials), or future commercialization efforts.
Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek regulatory and marketing approval for, our product candidates. Even if our current or future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. To date, we have funded our operations principally through the sale and issuance of our convertible preferred stock and convertible notes, as well as capital received from our collaboration and license arrangements. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the clinical and preclinical development of our product candidates, continue to identify additional targets using our City Platform, commence additional preclinical studies and clinical trials, and continue to identify and develop additional product candidates either through internal development or through acquisitions or in-licensing product candidates.
As of June 30, 2026, we had cash, cash equivalents, and restricted cash of $172.1 million. Based on our current operating plan, we believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to meet our working capital and capital expenditure needs into late 2028. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may also raise additional financing on an opportunistic basis in the future. For example, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. Our future capital requirements will depend on many factors, including but not limited to:
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the scope, timing, progress, costs, and results of discovery, preclinical development and clinical trials for our current or future product candidates and the effectiveness of our City Platform;

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the number of clinical trials required for regulatory approval of our current or future product candidates;

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the costs, timing, and outcome of regulatory review of any of our current or future product candidates;

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the costs associated with acquiring or in-licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties, or other payments due in connection with our acquisitions and in-licenses, as applicable;

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the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

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the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

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our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements on favorable terms, if at all, and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due to or payable by us thereunder and the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under any such agreements, if any;

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the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

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the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

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expenses to attract, hire, and retain skilled personnel;

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the costs of operating as a public company;

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our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

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the effect of macroeconomic trends including inflationary pressures, tariffs, and fluctuating interest rates;

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addressing any potential supply chain interruptions or delays;

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the effect of competing technological and market developments; and

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the extent to which we acquire or invest in businesses, products, and technologies.

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate preclinical studies and clinical trials of, and seek marketing approval for, our current or future product candidates, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our current or future product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, and possibly other restrictions.
Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. We have no committed sources of additional capital and, if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our current or future product candidates or other research and development initiatives. Without sufficient funding, our license agreements and any future collaboration agreements may also be terminated if we are unable to meet the payment or other obligations under such agreements.
If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Additionally, if we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, product candidates we develop, or we may have to grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock.
Risks Related to Discovery, Development, Regulatory Approval and Potential Commercialization of Our Current or Future Product Candidates
The approach we are taking to discover and develop certain of our product candidates is novel and may never lead to marketable products.
We have concentrated our research and development efforts on RNAi technology, and our future success depends on the successful development of this technology and products based on our City Platform.

The scientific discoveries that form the basis for our efforts to develop product candidates based on our City Platform are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not become profitable, and the value of our common stock may decline.
Further, our focus solely on RNAi technology for developing drugs as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our securities. If we are not successful in developing any product candidates using RNAi technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and successfully implement an alternative product development strategy.
We are early in our development efforts. We have only recently initiated early clinical studies, and as a result it will be years before we commercialize a product candidate, if ever. If we are unable to identify and advance product candidates through preclinical studies and clinical trials, obtain marketing approval and ultimately commercialize them, or experience significant delays in doing so, our business will be materially harmed.
The success of our business depends primarily upon our ability to identify, develop and commercialize product candidates. We are early in our development efforts and our lead product candidate, CITY-FXI, is in early clinical development and our other product candidates and development programs are in preclinical development or drug discovery stages. We have invested substantially all of our research efforts to date in developing our City Platform, identifying potential product candidates and conducting preclinical and early clinical studies. As an organization, we have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals, and we may be unable to do so for our current or future product candidates. While we have successfully completed IND- or IND‑equivalent studies for CITY-FXI and have initiated a Phase 1 clinical trial to assess preliminary safety, tolerability, pharmacokinetic, and pharmacodynamic properties of CITY-FXI, we have not yet completed any clinical trials for CITY-FXI or any of our other product candidates to date. Additionally, we have a portfolio of current product candidates that are in earlier stages of discovery or preclinical development and may never advance to clinical-stage development. If we are able to advance these other product candidates into clinical development, we do not have experience managing multiple clinical trials simultaneously, working with global clinical trials, or working in multiple different disease indications. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing our product candidates, either alone or with third parties, and we cannot guarantee you that we will ever obtain regulatory approval for any of our product candidates. Before obtaining regulatory approval for the commercial distribution of our product candidates, we must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates.
We may not have the financial resources to continue development of, or the ability to enter into new collaborations for, a product candidate if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:
•
preclinical study results may show the product candidate to be less effective than desired or to have harmful or problematic side effects;

•
negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program candidate;

•
product-related side effects experienced by patients in our clinical trials or by individuals using products similar to our product candidates;

•
our third-party manufacturers’ inability to successfully manufacture our product candidates;

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inability of any third-party contract manufacturer to scale up manufacturing of our product candidates and those of our collaborators to supply the needs of clinical trials or commercial sales;

•
delays in submitting INDs, clinical trial authorization applications or other comparable foreign applications or delays or failures in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•
preclinical studies conducted outside of the United States may be affected by tariffs or import/export restrictions imposed by the United States or other foreign governments;

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conditions imposed by Regulatory Authorities regarding the scope or design of our clinical trials;

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delays in enrolling patients in our clinical trials;

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high drop-out rates of our clinical trial patients;

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inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

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inability to obtain alternative sources of supply for which we have a single source for product candidate components or materials;

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greater than anticipated costs of our clinical trials;

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manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that no longer make a product candidate economically feasible;

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harmful or undesirable side effects or inability of our product candidates to meet efficacy endpoints during clinical trials;

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failure to demonstrate a benefit-risk profile acceptable to Regulatory Authorities;

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unfavorable Regulatory Authority inspection and review of any of the clinical trial sites or manufacturing facilities used in the testing and manufacture of any of our product candidates;

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failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

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delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

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varying interpretations of our data by Regulatory Authorities.

Our inability to complete development of, or commercialize our product candidates, or significant delays in doing so due to one or more of these factors, could have a material and adverse effect on our business, financial condition, results of operations and prospects.
Our approach to the engineering and development of our programs is unproven, and we may not be successful in our efforts to identify and develop any programs and product candidates of commercial value by leveraging our City Platform.
Our City Platform and approach to RNAi trigger engineering and product candidate development utilize, among other things, our proprietary cityRNA trigger engineering capabilities and proprietary AI/ML molecular-design capabilities to discover, design and engineer RNAi trigger molecules and product candidates. Because our approach is proprietary and incorporates novel technologies, including our cityRNA trigger molecules, the cost and time required to discover and develop our product candidates can be difficult to predict, and our efforts may not result in the discovery and development of commercially viable product candidates.
Any product candidate discovery and development efforts conducted using our City Platform may not be successful in identifying product candidates that have commercial value or therapeutic utility. Our City Platform may initially show promise in identifying, designing or engineering RNAi trigger molecules and product candidates, yet fail to yield viable product candidates for preclinical development, clinical development or potential commercialization for a number of reasons, including:

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research programs to identify and optimize new RNAi trigger molecules and product candidates will require substantial technical, financial and human resources, and we may be unsuccessful in our efforts to identify or advance suitable product candidates. If we are unable to identify suitable product candidates for preclinical and clinical development, our ability to expand our pipeline and generate future revenues could be adversely affected;

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City-engineered product candidates discovered using our City Platform may not demonstrate the expected potency, efficacy, safety, tolerability, pharmacokinetic or pharmacodynamic properties in preclinical studies or clinical trials, including because they may exhibit different biological, chemical or pharmacological properties in humans than they do in laboratory studies or otherwise interact with human biological systems in unforeseen, ineffective or potentially harmful ways;

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our proprietary AI/ML molecular-design capabilities and the datasets on which they are based may not accurately predict the activity, potency or other characteristics of RNAi trigger molecules or otherwise improve our ability to identify or optimize product candidates, and any advantages demonstrated in laboratory testing may not translate into successful product candidate development;

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product candidates identified through our City Platform may, on further study, be shown to have harmful side effects, off-target activity or other characteristics that indicate they are unlikely to receive regulatory approval or achieve market acceptance;

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competitors may develop alternative RNAi technologies, delivery approaches or other therapies that render our product candidates noncompetitive or less attractive; or

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a potential product candidate may not be capable of being manufactured reliably, at commercial scale or at an acceptable cost.

In addition, we may seek to identify and develop product candidates based on novel RNAi trigger molecules, delivery technologies, targets and other approaches that are unproven. In particular, our cityRNA trigger molecules represent a novel class of RNAi trigger molecules, and there is no clinical experience with product candidates incorporating these trigger molecules. If our activities fail to identify suitable RNAi trigger molecules, targets or other technologies for product candidate development, or if such technologies prove to be unsuitable for treating human disease, we may not be able to develop viable additional product candidates. We and our existing or future collaborators may never receive regulatory approval to market and commercialize any product candidate. Even if we or an existing or future collaborator obtains regulatory approval, the approval may be for indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. If the product candidates resulting from our City Platform prove to be ineffective, unsafe or commercially unviable, our City Platform and product candidates would have little, if any, value, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Preclinical and clinical drug development is a lengthy and expensive process, with uncertain timelines and outcomes. If preclinical studies or clinical trials of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates or any of our future product candidates on a timely basis or at all.
Successful development of pharmaceutical products involves a lengthy and expensive process, is highly uncertain, and is dependent on numerous factors, many of which are beyond our control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
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clinical trial results may show the product candidates to be less effective than expected (for example, a clinical trial could fail to meet its primary or key secondary endpoint(s)) or have an unacceptable safety or tolerability profile;

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failure to receive the necessary regulatory approvals or a delay in receiving such approvals, which, among other things, may be caused by patients who fail the trial screening process, slow enrollment in clinical trials, patients dropping out of trials, patients lost to follow-up, length of time to achieve trial endpoints, additional time requirements for data analysis or New Drug Application (“NDA”) or similar foreign application preparation, discussions with Regulatory Authorities, including Regulatory Authorities requesting additional preclinical or clinical data (such as long-term toxicology studies), or encountering unexpected safety or manufacturing issues;

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preclinical study results may show the product candidate to be less effective than desired or to have harmful on-target or off-target side effects;

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imposition of extensive post-marketing approval requirements; or

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the proprietary rights of others and their competing products and technologies that may prevent our product candidates from being commercialized.

Furthermore, the length of time necessary to complete clinical trials and submit an application for regulatory approval for a final decision by a regulatory authority varies significantly from one product candidate to the next and from one country or jurisdiction to the next and may be difficult to predict. Even if we are successful in obtaining regulatory approval, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations in the United States or country-specific governmental organizations in foreign countries, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced. Even if we are able to obtain coverage and adequate reimbursement for our products once approved, there may be features or characteristics of our products, such as dose preparation requirements, that prevent our products from achieving market acceptance by the healthcare or patient communities.
In addition, if any of our product candidates receive marketing approval, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third-party providers comply) with current Good Manufacturing Practice (“cGMPs”) and Good Clinical Practice (“GCPs”) for any clinical trials that we conduct post-approval. In addition, there is always the risk that we, a Regulatory Authority or a third party might identify previously unknown problems with a product post-approval, such as adverse events (“AEs”) of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our product candidates post-approval could adversely affect our business, financial condition and results of operations.
We may encounter substantial delays in the commencement, enrollment or completion of our planned clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable Regulatory Authorities, which could prevent us from commercializing any product candidates we determine to develop on a timely basis, if at all.
The risk of failure in developing product candidates is high. It is impossible to predict when or if any product candidate would prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from applicable Regulatory Authorities for the sale of any product candidate, we must complete preclinical development, submit an IND or comparable foreign application to permit initiation of clinical studies, and then conduct extensive clinical trials to demonstrate the safety and efficacy of product candidates in humans. We have not yet completed a clinical trial of any product candidate.
Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our INDs and other regulatory filings. We cannot be certain of the timely identification of a product candidate or the successful completion or outcome of our preclinical testing and studies and cannot predict whether Regulatory Authorities will accept our proposed clinical programs or whether the outcome of our preclinical testing and studies will ultimately support the further development of any product candidates. Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. As a result, we cannot be sure that we will be able to submit INDs or other comparable foreign regulatory submissions for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs will result in the FDA, competent authorities of Member States of the European Union (the “EU Member States”), or other comparable foreign regulatory filings will result in Regulatory Authorities allowing clinical trials to begin.
Furthermore, product candidates are subject to continued preclinical safety studies, which may be conducted concurrently with our clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact our ability to continue to conduct our clinical trials.
Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in trial design, dose selection issues, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.
Other events that may prevent successful enrollment, initiation or timely completion of clinical development include:
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we may be unable to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical trials;

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delays in reaching a consensus with applicable Regulatory Authorities on trial design or implementation;

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delays in obtaining regulatory authorization to commence a clinical trial;

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delays in reaching agreement on acceptable terms with prospective Contract Research Organizations (“CROs”), other vendors, or clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different vendors and trial sites;

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delays in obtaining approval from one or more institutional review boards (“IRB”) or ethics committees refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional participants, or withdrawing their approval of the trial;

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delays in recruiting suitable patients to participate in our ongoing and planned clinical trials;

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changes to the clinical trial protocol;

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clinical sites deviating from trial protocol or dropping out of a trial;

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delays in manufacturing sufficient quantities of our product candidates for use in clinical trials, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

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delays in having our product candidates being shipped on time, clearing customs and arriving at clinical trial sites intact;

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delays in having patients complete participation in a trial or return for post-treatment follow-up;

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participants choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

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lack of adequate funding to continue a clinical trial;

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occurrence of AEs or serious adverse events (“SAEs”) associated with the product candidate that are viewed to outweigh its potential benefits;

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occurrence of SAEs in clinical trials of the same class of agents conducted by other companies;

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imposition of a temporary or permanent clinical hold by Regulatory Authorities;

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selection of clinical trial end points that require prolonged periods of clinical observation or analysis of the resulting data;

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clinical trials producing negative or inconclusive results;

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a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign authorities to temporarily or permanently shut down due to violations of cGMP regulations or other applicable requirements, contamination or cross-contamination of product candidates in the manufacturing process;

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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol or other regulatory requirements or committing fraud; or

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changes in regulatory requirements, guidance, or feedback from Regulatory Authorities that require amending or submitting new clinical protocols or otherwise modifying the design of our clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees overseeing the conduct of such trials, by a Data Safety Monitoring Board for such trial or by Regulatory Authorities. Such Regulatory Authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by Regulatory Authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs or ethics committees for reexamination and approval, which may impact the costs, timing or successful completion of a clinical trial.
Further, conducting clinical trials in foreign countries, as we are doing and expect to continue to do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory requirements, as well as political, currency exchange and other economic risks relevant to such foreign countries. We may face delays in meeting our anticipated timelines for our ongoing and planned clinical trials, which could adversely affect our business, financial condition, results of operations and prospects.
Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future product sales and regulatory and commercialization milestones. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring comparable products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.
We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
We have limited financial and managerial resources, and to date, we have focused our research and development efforts on RNAi therapeutics targeting thromboembolic disease, Stargardt disease,

and anemia of chronic disease. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of potential product candidates and indications that we believe could be pursued by leveraging our City Platform. As a result, we may forgo or delay pursuit of opportunities with other product candidates or in other therapeutic areas that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. We must continually assess the potential commercial viability of our research programs and product candidates, and we may decide to pause or discontinue development of any of our product candidates based upon such assessments, even if we obtain positive data from our product candidates in preclinical studies and clinical trials. Similarly, our decisions to delay, terminate, or collaborate with third parties in respect of certain drug development programs may also prove not to be optimal and could cause us to miss valuable opportunities.
We are dependent on the success of our product candidates, including CITY-FXI, CITY-RBP4 and CITY-TFR2, and our ongoing and anticipated clinical trials may not be successful.
Our future success is dependent on our ability to successfully develop and timely obtain marketing approval for, and then successfully commercialize, our current product candidates, including CITY-FXI, CITY-RBP4 and CITY-TFR2. We are investing a substantial portion of our financial and managerial resources in the development of CITY-FXI, our lead product candidate, as well as CITY-RBP4 and CITY-TFR2, including our ongoing Phase 1 clinical trial for CITY-FXI, our planned Phase 1 clinical trial initiation for CITY-RBP4 in late 2026, our planned IIT initiation for CITY-TFR2 in China in late 2026 and our planned IND or IND-equivalent application submission for CITY-TFR2 in late 2026 and Phase 1/2 clinical trial initiation in early 2027.
Our product candidates will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote these product candidates, or any other product candidates, before we receive marketing approval from the applicable Regulatory Authorities, and we may never receive such marketing approvals.
The success of our product candidates will depend on a variety of factors. We do not have control over many of these factors, including certain aspects of clinical development and the regulatory submission and review process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or those of any current or future collaborator. In addition, we do not have control over whether products that target the same indications as our product candidates are introduced, which could impact the competitiveness of our product candidates. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of these product candidates, even if approved. If we are not successful in developing and commercializing CITY-FXI, CITY-RBP4 or CITY-TFR2, or any other product candidate, or are significantly delayed in doing so, our business will be materially harmed.
Our current and future clinical trials or those of our future collaborators may reveal significant AEs or undesirable side effects not seen in our preclinical studies and may result in a safety profile that could halt clinical development, inhibit regulatory approval, limit commercial potential, or market acceptance of any of our current or future product candidates.
There is typically an extremely high rate of attrition for product candidates across categories of medicines proceeding through clinical trials. These product candidates may fail to show the desired safety and efficacy or safety, purity and potency profile in later stages of clinical trials despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.
Undesirable side effects caused by our product candidates, whether used alone or in combination with other therapies, could cause us or Regulatory Authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label, if approved, or otherwise result in the delay or denial of regulatory approval by Regulatory Authorities. We may observe unexpected and undesirable safety or tolerability issues with our product candidates in ongoing or future clinical trials. For example, our most advanced product candidate, CITY-FXI, is being developed to be injected subcutaneously. There are risks inherent in subcutaneous injections, such as injection-site reactions (such as redness, itching, swelling, pain and tenderness) and other side effects.
If significant AEs or unacceptable side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting potential trial participants to any of our clinical trials, existing trial participants may withdraw from trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, Regulatory Authorities or an IRB or ethics committee, may impose a clinical hold, suspend or terminate clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may need to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of any of our product candidates could result in harm to patients that are administered any of our product candidates. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, unfavorable benefit risk ratio may inhibit market acceptance of the approved product due to its tolerability versus other therapies. In addition, an extended half-life could prolong the duration of undesirable side effects, which could also inhibit market acceptance. Any of these developments could materially harm our business, financial condition, results of operations and prospects.
Moreover, clinical trials are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects.
In addition, even if we successfully advance our product candidates or any future product candidates through clinical trials, such trials will only include a limited number of patients and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate after approval. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using our product candidates over a multi-year period.
If any of the foregoing events occur or if one or more of our product candidates prove to be unsafe, our entire pipeline or our City Platform could be affected, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.
The results observed from preclinical studies or early-stage clinical trials of CITY-FXI or any other product candidates may not necessarily be predictive of the results of later-stage clinical trials that we conduct. Similarly, positive results from preclinical studies or early-stage clinical trials may not be replicated in our subsequent preclinical studies or clinical trials. For instance, the generally well-tolerated profile and FXI knockdown observed in the initial first three cohorts of our ongoing Phase 1 clinical trial for CITY-FXI in healthy volunteers, together with the preclinical results observed in NHPs and cell-based assays, may not translate to similar results in later-stage clinical trials or in patients with thrombotic disease. In addition, the degree or duration of FXI knockdown, the tolerability profile, or any potential therapeutic benefit observed in healthy volunteers may not be replicated in larger or more diverse patient populations, and future clinical trials may identify AEs or other findings that were not observed in our early-stage studies. Even if CITY-FXI demonstrates favorable tolerability and pharmacodynamic activity in our ongoing Phase 1 study, such results may not be sufficient to support advancement into later-stage clinical development or ultimately support regulatory approval. Furthermore, our product candidates may not be able to demonstrate similar activity or AE profiles as those observed in earlier studies and trials, and we may not have generated sufficient safety data to support a marketing application by the time of our targeted submission as other third-party products or product candidates that we believe may have similar profiles. In addition, in our planned future clinical trials, we may utilize clinical trial designs or dosing regimens that have not been tested in prior clinical trials.
There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of CITY-FXI or any other product candidates. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, adverse safety or efficacy observations made in clinical trials.
Additionally, we intend to utilize an “open-label” clinical trial design for certain of our clinical trials. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results of a product candidate when studied in a controlled environment with a placebo or active control.
Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from Regulatory Authorities.
Interim, initial, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, preliminary or topline data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data we previously made public. As a result, topline and preliminary data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between topline, preliminary or interim data and final data could significantly harm our business prospects, financial condition, results of operations and prospects.
Further, others, including Regulatory Authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the topline or preliminary data that we report differ from actual results, or if others, including Regulatory Authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition. Further, disclosure of interim, topline or preliminary data by us or by our competitors could result in volatility in the price of our common stock.
The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in our collaboration with third parties for the manufacture for clinical or commercial scale or in the manufacture of our future product candidates, our business could suffer.
We currently do not have cGMP manufacturing capabilities and we are entirely dependent on third-party contractors, including contract development and manufacturing organizations (“CDMOs”), to manufacture our product candidates for our clinical trials and preclinical studies, and we expect to rely on third-party CDMOs for the production of commercial quantities of our products in accordance with cGMP regulations if we obtain regulatory and marketing approvals. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. If we are unable to identify and maintain collaboration with third-party CDMOs, or fail to do so in a timely manner or on advantageous terms, this may lead to significant delays in the clinical supply of our product candidates as well as the commercial manufacturing of our products once regulatory and marketing approvals have been obtained, if ever. In turn, this could delay our clinical trials, negatively impact our ability to ultimately obtain regulatory approval and materially harm any future commercialization plans. Additionally, we may not be able to establish our chemistry, manufacturing and controls (“CMC”) and quality control capabilities, which are essential for regulatory compliance and product quality assurance, and any failure to develop these capabilities, including any failure to recruit and retain and motivate qualified CMC and quality control personnel, could further delay our manufacturing and commercialization efforts.
In addition, since we have no history of commercializing pharmaceutical products, we may face additional challenges in developing qualified teams and acquiring the necessary expertise to oversee third-party manufacturing processes. Any delay or failure to establish adequate CMC, quality control and manufacturing oversight capabilities may result in problems that arise during the manufacturing process for a variety of reasons, including, but not limited to, equipment malfunction, failure to follow specific protocols and procedures, problems with (including shortage of) raw materials, global supply chain issues (such as trade barriers, export restrictions and other impediments to the cross-border movement of materials and goods), and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, increases in the prices of raw materials, physical limitations that could inhibit continuous supply, man-made or natural disasters and environmental factors. If problems arise during the production of a batch of future products, that batch of future products may have to be discarded and we may experience product shortages or incur added expenses. This, as well as problems that may arise during the manufacturing process, could, among other things, lead to significant additional costs and/or delays, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or product candidates. If problems are not discovered before such product is released to the market, recall and product liability costs may also be incurred.
Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.
Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets for which we may rely on collaboration with third parties. Recent and ongoing changes in the United States trade policy with foreign countries, including the continued uncertainty surrounding United States tariffs and potential retaliatory measures by foreign governments may disrupt the global supply chain for biopharmaceutical products. For example, in September 2025, President Trump announced plans to impose 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building United States manufacturing capacity. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients (“APIs”) and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for our clinical trials. Any direct tariffs, if imposed on pharmaceutical products, may result in increased costs for raw materials and contract manufacturing services, reduced ability to source critical CDMO arrangements, and a delay in our development timelines.
We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the applicable foreign regulatory authority and may never receive such regulatory approval for any of our product candidates. To obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we fail to comply with the regulatory requirements in international markets and receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected. Moreover, even if we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.
The biopharmaceutical market is intensely competitive. If we or our collaborators are unable to compete effectively with existing drugs, new treatment methods, and new technologies, including with respect to our specific product candidates CITY-FXI, CITY-RBP4 and CITY-TFR2, we may be unable to successfully commercialize any drugs that we develop.
The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary and novel products and product candidates. We face a broad spectrum of current and potential competitors, ranging from very large, global pharmaceutical companies with significant resources to other biotechnology companies with resources and expertise comparable to our own. We believe that for most or all of our drug development programs, there will be one or more competing programs in other companies. In many cases, the companies with competing programs will have access to greater resources and expertise than we do and may be more advanced. As RNAi therapies expand beyond rare diseases to other more common conditions, an increasing number of companies are investing in and developing RNAi therapeutics, as well as potentially new approaches that may result in more rapid development of RNAi therapeutics or more effective technologies for RNAi drug development or delivery. Companies that have developed, or are developing, siRNA therapeutics include ADARx Pharmaceuticals, Inc., Alnylam, Amgen Inc., Argo Biopharmaceutical Co., Ltd., Aro Biotherapeutics Co., Arrowhead Pharmaceuticals, Inc., AstraZeneca plc, Dyne Therapeutics, Inc., Eli Lilly and Company, GlaxoSmithKline plc, Ionis Pharmaceuticals, Inc., Novartis AG, Novo Nordisk A/S, SanegeneBio Inc., Sarepta Therapeutics, Inc., Silence Therapeutics plc, and Sirius Therapeutics, Inc. Many of our competitors have:

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substantially greater financial, technical and human resources than we have;

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more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals and in manufacturing, marketing and selling products;

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product candidates that are based on previously tested or accepted technologies;

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products that have been approved or are in late stages of development; and

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collaborative arrangements in our target markets with leading companies and research institutions.

Accordingly, our competitors may be more successful than us in obtaining patent protection, regulatory exclusivities or FDA approval and may commercialize products or achieve widespread market acceptance more rapidly than we do, which may impact future approvals or sales of our product candidates that receive regulatory approval. If the FDA approves the commercial sale of our product candidates, we will also be competing with respect to marketing capabilities and manufacturing efficiency. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, regulatory exclusivities and patent position, among other factors. Our profitability and financial position will suffer if our product candidates receive regulatory approval but cannot compete effectively in the marketplace. Our competitors have developed, are developing or may develop product candidates and products competitive with CITY-FXI, CITY-RBP4 and CITY-TFR2 and our other programs and product candidates. CITY-FXI, CITY-RBP4 and CITY-TFR2 and any future product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.
Our lead product candidate, CITY-FXI, is being developed for thromboembolic diseases through silencing of coagulation FXI. Multiple therapeutic approaches targeting FXI are currently in development, including small molecules, monoclonal antibodies and RNAi therapeutics. Companies active in this field include ADARx Pharmaceuticals, Inc., Bayer AG, Bristol-Myers Squibb Company, CRISPR Therapeutics AG (in partnership with Sirius Therapeutics, Inc.), Johnson & Johnson, Novartis AG, Regeneron Pharmaceuticals, Inc., and others. CITY-RBP4 is being developed for Stargardt disease, for which current treatment options are limited. Numerous companies are developing potential therapies for Stargardt disease using a variety of approaches, including visual cycle modulation, gene therapy, gene editing and RNA-based therapeutics. Companies active in this area include Alkeus Pharmaceuticals, Inc., Belite Bio, Inc. and others. CITY-TFR2 is being developed for anemia of chronic disease. Therapeutic approaches under development or in clinical use include hepcidin-targeted agents, including a monoclonal antibody from Disc Medicine, Inc., erythropoiesis-stimulating agents, hypoxia-inducible factor prolyl hydroxylase inhibitors, iron replacement therapies and other approaches intended to improve iron availability or erythropoiesis.
These drugs may be more effective, safer, less expensive or marketed and sold more effectively, than any products we develop. In most cases, we do not currently plan to run head-to-head clinical trials evaluating our product candidates against the current standards of care, which may make it more challenging for our product candidates to compete against the current standards of care due to the lack of head-to-head clinical trial data.
If we successfully develop any product candidates, and obtain approval for them, we expect to face competition based on many different factors, including: the safety and effectiveness of our products relative to alternative therapies, if any; the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration; the timing and scope of regulatory approvals for these product candidates; the availability and cost of manufacturing, marketing and sales capabilities; the price of any approved product; reimbursement coverage; and patent position. See the section titled “Business — Competition” included elsewhere in this prospectus for examples of the competition that we face.
In addition, our competitors may develop partnership, collaboration and licensing arrangements with or receive funding from larger pharmaceutical or biotechnology companies, providing them with an advantage over us. Our competitors may also succeed in developing, acquiring or licensing technologies and drug products that are more effective or less costly than our product candidates, which could render our product candidates obsolete and noncompetitive. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our products, if approved.
Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Moreover, we may also compete with universities, governmental agencies and other public and private research institutions that may be active in research in our target indications and could be in direct competition with us. These third parties compete with us in recruiting and retaining qualified scientific, management and clinical development personnel and establishing clinical trial sites, as well as in acquiring technologies complementary to, or necessary for, our product candidates, and in identifying and in-licensing intellectual property related to new product candidates, as well as entering into partnerships, collaborations and other license arrangements. Our inability to compete successfully for such personnel, sites, intellectual property and arrangements could negatively affect our level of expertise and our ability to execute our business plan.
We and our collaborators face competition from other companies that are working to develop novel drugs and technology platforms using technology similar to ours, as well as from companies utilizing emerging technologies. If these companies develop drugs more rapidly than we or our collaborators do or their technologies, including delivery technologies, are more effective, our and our collaborators’ ability to successfully commercialize our products may be adversely affected.
In addition to competition from companies developing therapies for the same indications, we and our collaborators face competition from other companies developing RNAi therapeutics and other technologies that compete more directly with our own. As RNAi therapies expand beyond rare diseases to other more common conditions, an increasing number of companies are investing in and developing RNAi therapeutics, as well as potentially new approaches that may result in more rapid development of RNAi therapeutics or more effective technologies for RNAi drug development or delivery. We are aware of several other companies that are working to develop RNAi therapeutics. Some of these companies are seeking, as we are, to develop chemically synthesized siRNAs as drugs. Others are following a gene therapy approach, with the goal of treating patients with synthetic, exogenously-introduced genes designed to produce siRNA-like molecules within cells. Our competitors may develop RNAi technology more rapidly and more effectively than we do.
In addition to competition with respect to RNAi and specific product candidates, we face substantial competition to discover and develop safe and effective means of delivering RNAi therapeutics to the relevant cells and tissues. If our competitors develop superior or more effective delivery technologies, our ability to successfully develop and commercialize our product candidates could be adversely affected. In addition, third parties, including private companies and academic institutions, are expending substantial resources to discover and develop safe and effective means of delivering RNAi therapeutics to the relevant cells and tissues. Some of our competitors have substantially greater resources than we do, and if they obtain exclusive rights to delivery technologies developed by third parties, our ability to develop and successfully commercialize our product candidates could be adversely affected.
If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.
The estimates of market opportunity and forecasts of market growth included in documents that we file with the SEC may prove to be smaller than we believe, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all. Our pipeline is focused on developing RNAi therapeutics designed to suppress disease-relevant hepatic and extra-hepatic targets for diseases with significant unmet medical need, including thromboembolic disease, Stargardt disease, and anemia of chronic disease. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates and independent market research, industry and general publications obtained from third parties. Market opportunity estimates and growth forecasts included in this prospectus and the other documents that we file with the SEC are subject to significant uncertainty and are based on assumptions and estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these indications. Additionally, the potentially addressable patient population may not ultimately be amenable to treatment with our product candidate if we cannot achieve our intended dosing interval. Our market opportunity may also be limited by current and future products of our competitors that are already available in the market or may enter the market for such patients. If any of our estimates prove to be inaccurate, the market opportunity for our product candidates could be significantly diminished and have an adverse material impact on our business.
The market may not be receptive to our product candidates based on a novel therapeutic modality, and we may not generate any future revenue from the sale, licensing, or royalties related to product candidates.
Even if approval is obtained for a product candidate, we may not generate or sustain revenue from sales, licensing, or royalties related to the product due to factors such as whether the product can be sold at a competitive cost and otherwise accepted in the market. The product candidates that we are developing are based on new technologies and therapeutic approaches. Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a treatment based on siRNA technology for the indications we are targeting, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, our product candidates. Market acceptance of our product candidates will depend on, among other factors: the timing of our receipt of any marketing and commercialization approvals; the terms of any approvals and the countries in which approvals are obtained; the clinical indications for which our product candidates are approved; the safety and efficacy of our product candidates, and physicians’ and patients’ perception of our product candidates as a safe and effective treatment; the frequency and severity of any adverse side effects associated with our product candidates; limitations or warnings contained in any labeling approved by Regulatory Authorities; relative convenience and ease of administration of our product candidates; the willingness of patients to accept any new methods of administration; the success of our physician education programs; the availability of adequate government and third-party payor reimbursement; the pricing of our products, particularly as compared to alternative treatments; the potential and perceived advantages of our product candidates over alternative treatments; availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments; the inclusion in government-sponsored medical insurance programs, or by third-party payors; the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities; and the effectiveness of our sales and marketing efforts.
With our focus on the growing field of RNAi therapeutics, these risks may increase to the extent the space becomes more competitive or less favored in the commercial marketplace. Market size is also a variable in disease indications not classified as rare. Our estimates regarding potential market size for any indication may be materially different from what we discover to exist at the time it commences commercialization, if any, for a product, which could result in significant changes in our business plan and have a material adverse effect on our business, financial condition, results of operations and prospects. Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be fully known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of the product candidates may require significant resources and may never be successful. If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, patients, third-party payors, and others in the medical community, we will not be able to generate sufficient revenue for us to become or remain profitable.
Also, we may not generate any future revenue from the sale or licensing of product candidates as we have no track record with no experience in launching and marketing approved drugs. Our financial performance depends on the successful development, regulatory approval and subsequent launching and marketing of our product candidates, which are in early-stage clinical and preclinical development. As all of our drug candidates are in the development stage, we have not yet demonstrated an ability to commercialize any of our drug candidates, if approved. Our ability to successfully commercialize approved drugs may involve more inherent risk, take longer, and cost more than it would if we were a company with experience launching and marketing approved drugs.
We may decide to build up our in-house commercialization and distribution capabilities to maximize our product offering and expedite market acceptance of our products. In such case, we will have to compete with other pharmaceutical and biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel. There can be no assurance that we will be able to develop and successfully maintain in-house sales and commercial distribution capabilities to successfully commercialize any of our product candidates, if and when approved, and as a result, we may not be able to generate sales revenue as planned.
If we are unable to, or decide not to, develop internal sales, marketing and commercial distribution capabilities, we will likely pursue collaborative arrangements regarding the sales and marketing of our approved drugs. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or that we will have effective sales forces after establishing such collaborative arrangements. Any revenue we receive will depend upon the efforts of such third parties. We would have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves in a cost-effective manner. We also face competition in our search for third parties to assist us with the sales and marketing efforts for our product candidates. In case we cannot develop and successfully maintain in-house sales and commercial distribution capabilities or collaborate with third parties to successfully commercialize our products, we may not be able to generate product sales revenue and our business and prospects may suffer.
The insurance coverage and reimbursement status of newly approved products, in a new category of medicines, is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.
The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments such as the products that we hope to develop and sell. Sales of our product candidates, if approved and commercialized, will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment in any of our products. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. The Centers for Medicare & Medicaid Services (“CMS”), an agency within the United States Department of Health and Human Services (“HHS”), determines whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for products.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for our product candidates that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many biopharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives.
Outside the United States, certain countries, including a number of EU Member States, set prices and reimbursement for pharmaceutical products, or medicinal products, as they are commonly referred to in the European Union, with limited participation from the marketing authorization holders. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. We cannot be sure that such prices and reimbursement will be acceptable to us or our collaboration partners. If Regulatory Authorities in these foreign jurisdictions set prices or reimbursement levels that are not commercially attractive for us or our collaboration partners, our revenues from sales by us or our collaboration partners and the potential profitability of our products in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union.
Additionally, the requirements governing product pricing vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed, while in others, the pricing review period begins after marketing or product licensing approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of our product or be subject to price regulations that would delay our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.
Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates.
We expect to experience pricing pressures in connection with the sale of any of our product candidates, if approved and commercialized, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.
For more information on the laws and regulations that may impact coverage and reimbursement of our product candidates, see the section titled “Business — Government Regulation — Coverage and Reimbursement” and “— Healthcare Reform and Other Regulatory Changes” included elsewhere in the prospectus.
Our operations, including our relationships with healthcare providers, physicians and third-party payers, are subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which, in the event of a violation, exposes us to liability for criminal sanctions, civil penalties, and contractual damages, and reputational harm and diminished profits and future earnings.
Our operations, including any arrangements that we enter into with healthcare providers, physicians, and third-party payers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such laws and regulations, including applicable United States federal and state healthcare laws and regulations, as well as foreign laws, such as the federal Anti-Kickback Statute, the False Claims Act, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Physician Payments Sunshine Act, or the Foreign Corrupt Practices Act, may constrain our operation and the business or financial arrangements through which we can market, sell and distribute any product candidates for which we obtain marketing approval. For more information, please see “Business — Government Regulation and Product Approval-Other Healthcare Laws and Compliance Requirements.”
Efforts to confirm that our business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may become subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, and compliance and reporting obligations that could adversely affect our revenues, financial condition or results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.
We and our current and future third-party CDMOs are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations will involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also may produce hazardous waste products. We generally anticipate contracting with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.

We do not maintain insurance for environmental liability or toxic tort allegations that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Further, with respect to the operations of our current and any future CDMOs, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates. In addition, our supply chain may be adversely impacted if any of our CDMOs become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.
Risks Related to Government Regulatory and Legal Requirements
While we may in the future seek designations for our product candidates with Regulatory Authorities that are intended to confer benefits such as a faster development process, a streamlined review or regulatory exclusivity, there can be no assurance that we will successfully obtain such designations. In addition, even if our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations, or maintain such designations.
Regulatory Authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address serious conditions. These designations may confer benefits such as additional interaction with Regulatory Authorities, streamlined development pathways and expedited review procedures. However, there can be no assurance that we will qualify for or successfully obtain such designations for our product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for our product candidates, there can be no assurance that we will realize their intended benefits.
We may also seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.
Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review, or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if any product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.
Even in the absence of obtaining certain designations, a sponsor can seek priority review at the time of submitting a marketing application. The FDA may designate an application for priority review if the product is intended to treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for acting on a marketing application from ten months to six months. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.
We may in the future seek orphan drug designation for our product candidates. However, even if we obtain orphan drug designation, we may be unable to maintain the associated benefits, including the potential for market exclusivity.
We may seek orphan drug designation or exclusivity in certain indications targeted by our current or future product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. For example, under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition. In order for the FDA to grant orphan drug exclusivity to one of our product candidates, the agency must find that the product candidate is indicated for the treatment of a condition or disease that affects fewer than 200,000 individuals in the U.S. or that affects 200,000 or more individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product candidate available for the disease or condition will be recovered from sales of the product in the U.S. Orphan drug designation must be requested before submitting an NDA. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet the required standard.
If a product that has orphan drug designation subsequently receives the first FDA approval for a particular drug for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same approved use or indication for seven years, except in limited circumstances, such as if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated.
In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product candidate for the same condition if the FDA concludes that the later product candidate is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care compared with the product that has orphan exclusivity. In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
A similar regulatory scheme governs approval of orphan product candidates by the EMA in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA (as applicable) from approving another marketing application for the same or another similar product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if at the end of the fifth year it is determined that a product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified.
We may encounter risks associated with our planned investigator-initiated trial in China for CITY-TFR2, which could delay or adversely affect the development of CITY-TFR2.
Our development strategy for CITY-TFR2 includes a planned IIT in China to establish initial clinical proof-of-concept in patients with anemia associated with myelofibrosis. IITs are clinical studies that are initiated, sponsored and conducted by independent investigators and/or institutions rather than by us, with the applicable investigators and/or institutions generally responsible for the conduct of the study and compliance with applicable requirements. IITs are governed under the oversight of the National Health Commission in China and implemented within accredited medical institutions. Approval by the local ethics committee and compliance with China Good Clinical Practice are mandatory requirements for IIT conduct. We expect the IIT to complement our planned IND or IND-equivalent application submission and Phase 1/2 clinical trial in other geographies. Because the IIT is an important component of our early clinical development strategy for CITY-TFR2, delays, operational challenges, regulatory issues, or an inability to obtain or utilize data from the IIT could delay the development of CITY-TFR2, affect our ability to advance the program into later-stage clinical development, or otherwise adversely affect our business.
In July 2026, we entered into an IIT study agreement with Overland Therapeutics (SH) Co. Ltd. (“Overland”), a biotechnology company that has operations in the United States and China, to support the conduct of the IIT. Pursuant to the agreement, we will provide support for the IIT, supply CITY-TFR2 and fund covered study-related services and expenses through milestone payments. Overland, as local study sponsor, will provide clinical and operational support in connection with the IIT, including supporting site and investigator selection, administrative submissions, project management, insurance and clinical monitoring and, subject to our prior approval, will enter into separate agreements with the applicable investigators, hospitals and research institutions in China. To facilitate the services in connection with the IIT, we are required to share certain confidential information about CITY-TFR2 with Overland, investigator(s), and/or institution(s) based in China. Although we require confidentiality obligations in our agreements with Overland, investigator(s), and/or institution(s) and take reasonable measures to protect our confidential information, we may have difficulty enforcing our rights in the event of any breach of confidentiality, or infringement or misappropriation of our confidential information. If we are unable to adequately protect our confidential information from unauthorized disclosure, infringement, or misappropriation, our development and intellectual property protection of CITY-TFR2 could be adversely affected. The IIT will be conducted by investigators at participating medical institutions, with clinical and operational support and coordination provided by Overland. While this IIT is not one of our traditional company-sponsored clinical trials, subject to applicable law and the applicable agreements with the investigators and medical institutions, data and results generated from the IIT will be provided to us. Although data from the IIT may support our development program for CITY-TFR2, including by providing initial clinical proof-of-concept data and informing our planned Phase 1/2 clinical trial, there can be no assurance that the FDA or other Regulatory Authorities will accept such data to support future regulatory submissions or marketing approval. We expect to report data from the IIT in mid-2027.
Given the nature of IITs, notwithstanding the support we and Overland will provide in connection with the IIT, we may have less control over trial conduct, protocol implementation, regulatory interactions, data collection, and analysis, reporting practices and compliance activities than we would in a traditional company-sponsored clinical trial. We may also have less firsthand knowledge regarding the conduct of the IIT and the generation, collection and analysis of data from the IIT. If data generated from the IIT are incomplete, inaccurate, unreliable or otherwise inadequate, or if we are unable to obtain such data on a timely basis, our ability to use the results of the IIT to inform the design and conduct of our planned Phase 1/2 clinical trial or otherwise advance the development of CITY-TFR2 could be adversely affected.
Clinical research conducted in China is subject to local laws, regulations, ethics committee approvals and governmental oversight, which may differ from those in the United States, Europe or other jurisdictions. The laws and regulations in China on therapies that are eligible for IITs in China are subject to differing interpretations by investigators, institutions, ethics committees, and regulators, and we may face delays in receiving, and may not receive, regulatory approval necessary to conduct the IITs in China, which may further delay and adversely affect our development of CITY-TFR2. Regulatory requirements, interpretations and enforcement practices may change, and we may experience delays in obtaining approvals, enrolling patients, collecting or transferring data, or completing the study. In addition, geopolitical tensions, trade restrictions, obligations related to data privacy and security, cross-border data transfer regulations or other governmental actions could adversely affect our ability to oversee the trial, access trial data or use resulting data to support future regulatory submissions. Additionally, recent policy proposals in the United States may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly.
If the IIT is delayed, suspended, terminated, conducted inconsistently with applicable requirements, generates incomplete, inaccurate, unreliable or otherwise inadequate data, produces data that Regulatory Authorities do not accept, raises safety concerns or results in AEs, or if the IIT does not generate clinical proof-of-concept data sufficient to support the continued development of CITY-TFR2 or inform our planned Phase 1/2 clinical trial, our development programs, regulatory strategy, business, financial condition, results of operations and prospects could be materially adversely affected.
Regulatory Authorities may not accept data from clinical trials conducted outside the United States, which could require us to conduct additional clinical trials and delay the development or approval of our product candidates.
As part of our global development strategy, some clinical trials are being conducted outside the United States, including our planned IIT for CITY-TFR2 in patients with anemia associated with myelofibrosis in China. We may conduct additional clinical trials for our current or future product candidates outside the United States. Although data from such trials may support our development programs, there can be no assurance that Regulatory Authorities will accept data generated outside their jurisdictions to support regulatory approval.
The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by Regulatory Authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, regardless of whether such trials were conducted under an IND, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the United States population and United States medical practice, the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations, and the FDA can validate the data through on-site inspections or other appropriate means. The FDA has signaled that foreign GCP inspections will be increasing, alongside greater transparency of GCP inspection outcomes.
Many foreign Regulatory Authorities have similar approval requirements, including in relation to the use of data from clinical trials conducted in foreign jurisdictions. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted.
There can be no assurance that Regulatory Authorities will accept data from trials conducted outside the United States or the applicable jurisdiction. If Regulatory Authorities do not accept such data, including data from our planned IIT in China, we may be required to conduct additional clinical trials, which could be costly and time-consuming and could delay or prevent the development, regulatory approval or commercialization of our product candidates in the applicable jurisdiction. Additionally, recent policy proposals in the United States may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly.
Where appropriate, we may seek approval from Regulatory Authorities through the use of expedited approval pathways, such as accelerated approval or comparable foreign abbreviated pathways. If we are unable to obtain such approvals, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA or approval following comparable foreign abbreviated pathways by foreign Regulatory Authorities, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA or such Regulatory Authorities may seek to withdraw the accelerated approval.
Where appropriate, we may seek approval from Regulatory Authorities through the use of expedited approval pathways, such as accelerated approval or comparable foreign abbreviated pathways. There can be no assurance that we will decide to pursue, or that Regulatory Authorities will grant, such expedited approvals. Regulatory Authorities may require us to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA or approval following comparable foreign abbreviated pathways by foreign Regulatory Authorities, our approval may be subject to post-marketing requirements, including confirmatory trials, and may be withdrawn if such requirements are not satisfied or clinical benefit is not verified.
If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send status updates on such studies to the FDA every 180 days to be publicly posted by the agency, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. The FDA is empowered to act, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress.
Prior to seeking accelerated approval, or approval following comparable foreign abbreviated pathways, we would seek feedback from Regulatory Authorities and would otherwise evaluate our ability to seek and receive such accelerated approval or approval following comparable foreign abbreviated pathways. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from Regulatory Authorities, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to apply for accelerated approval, or comparable foreign abbreviated pathways, there can be no assurance that such application will be accepted or that any approval will be granted on a timely basis, or at all. Regulatory Authorities could also require us to conduct further studies prior to considering our application or granting approval of any type, including, for example, if other products are approved via the accelerated pathway, or comparable foreign abbreviated pathway, and subsequently converted by Regulatory Authorities to full approval. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.
Even if we obtain regulatory approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.
Even if our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval. For example, the holder of an approved NDA is obligated to monitor and report AEs and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a Regulatory Authority may: issue a FDA Form 483, or warning letter asserting that we are in violation of the law and potentially restricting our ability to sell, manufacture, import or export our products; seek an injunction or impose civil or criminal penalties or monetary fines; suspend or withdraw regulatory approval or revoke a license; suspend any ongoing clinical trials; refuse to approve a pending NDA or supplements to an NDA submitted by us; seize product; or refuse to allow us to enter into supply contracts, including government contracts. Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any approved products and generate revenues.
If we are successful in gaining approval for any of our product candidates, we and our CDMOs, which manufacture our products under contract, will continue to face significant regulatory oversight of the manufacturing and distribution of our products. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by Regulatory Authorities for compliance with cGMP and adherence to commitments made in the NDA. If we or a Regulatory Authority discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a Regulatory Authority may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.
Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. Certain endpoint data we hope to include in any approved product labeling also may not make it into such labeling, including exploratory or secondary endpoint data such as patient-reported outcome measures. The FDA may also require a Risk Evaluation and Mitigation Strategy (“REMS”) as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Comparable requirements may apply in foreign countries. In addition, if Regulatory Authorities approves any of our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information, reports and registration.
Regulatory Authorities may impose consent decrees or withdraw or vary approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including AEs of unanticipated severity or frequency, or with our CDMOs or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program or a comparable foreign program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary product recalls;

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fines, FDA Form 483s, warning letters or holds on clinical trials;

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refusal by Regulatory Authorities to approve pending applications or supplements to approved applications filed by us or suspension, variation or withdrawal of approvals;

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product seizure, detention or refusal to permit the import or export of our product candidates;

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total or partial suspension of production, distribution, manufacturing or clinical trials;

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operating restrictions;

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suspension of licenses; and

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injunctions, fines or the imposition of civil or criminal penalties.

Additionally, Regulatory Authorities strictly regulate marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label.

The policies of Regulatory Authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. In addition, the United States Supreme Court’s July 2024 decision to overturn established case law giving deference to Regulatory Authorities’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays and/or changes. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For more information, see the section titled “Business — Government Regulation.”
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
We are subject to significant regulatory oversight with respect to manufacturing our product candidates. The manufacturing facilities of our CDMOs or suppliers may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by Regulatory Authorities could result in significant delays in and costs of our products.
The manufacturing of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished product approved for commercial use or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including recordkeeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in clinical trials. Poor control of the cGMP production processes can lead to product quality failures that can impact our ability to supply product, resulting in cost overruns and delays to clinical timelines, which could be extensive.
Such production process issues include, but are not limited to: critical deviations in the manufacturing process; facility and equipment failures; contamination of the product due to an ineffective quality control strategy; facility contamination as assessed by the facility and utility environmental monitoring program; ineffective process, equipment or analytical change management, resulting in failed lot release criteria; raw material failures due to ineffective supplier qualification or regulatory compliance issues at critical suppliers; ineffective product stability; failed lot release or facility and utility QC testing; ineffective corrective actions or preventative actions taken to correct or avoid critical deviations due to our developing understanding of the manufacturing process as we scale; and failed or defective components or consumables.
We must supply all necessary documentation in support of an NDA or other marketing authorization application on a timely basis and must adhere to the cGMP requirements of Regulatory Authorities which are enforced, in the case of the FDA, in part through its facilities inspection program.
Regulatory authorities typically require representative manufacturing site inspections to assess adequate compliance with cGMPs and manufacturing controls as described in the filing. If either we or one of our third-party manufacturing sites fails to provide sufficient quality assurance or control, the product approval to commercialize may not be granted. Inspections by regulatory authorities may occur at any time during the development or commercialization phase of products. The inspections may be product specific or facility specific for broader cGMP inspections or as a follow up to market or development issues that the Regulatory Authority may identify. Deficient inspection outcomes may influence the ability of our CDMOs or suppliers to fulfill their supply obligations, impacting or delaying supply or delaying product candidates.
The manufacturing process for any products that we may develop is subject to the approval process of Regulatory Authorities, and we will need to contract with CDMOs which we believe can meet such requirements on an ongoing basis. If we or our CDMOs are unable to reliably produce product candidates to specifications acceptable to Regulatory Authorities, we or our collaboration partners may not obtain or maintain the approvals we or they need to commercialize such products. Even if we or our collaboration partners obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CDMOs will be able to manufacture the approved product to specifications acceptable to Regulatory Authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.
We have limited control over the manufacturing process of, and are dependent on, our CDMOs for compliance with cGMPs. If our CDMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of Regulatory Authorities, we may not be able to secure and/or maintain regulatory approval for our product candidates manufactured at these facilities. In addition, we have limited control over the ability of our CDMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CDMOs are engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CDMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory status of our CDMOs’ facility. Our failure, or the failure of our CDMOs, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates (including those of our collaboration partners) and our overall business operations. Our dependence upon others for the manufacture of our product candidates and raw materials may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.
We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. While we will train and qualify all personnel around the appropriate handling of our products and materials, we may not be able to control or ultimately detect intentional sabotage or negligence by any employee or contractor.
Disruptions at the FDA, the SEC and other United States government agencies caused by reduction in staffing, leadership changes, funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of business may rely, which could negatively impact our business.
Federal agencies in the United States, including the FDA, the SEC and other comparable regulatory authorities, operate pursuant to annual appropriations and other political and budgetary processes, and may from time to time be subject to continuing resolutions, funding lapses, or other fiscal constraints. Currently, although the FDA and many other federal agencies have funding sufficient to continue their activities through December 11, 2026, the timing and amount of future funding is unpredictable. Without appropriation of sufficient funding to federal agencies, our business operations related to our product development activities for the United States market could be impacted. The ability of Regulatory Authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes, and other events that may otherwise affect Regulatory Authorities’ ability to perform routine functions. Average review times at Regulatory Authorities have fluctuated in recent years and may continue to fluctuate as a result of these factors. In addition, government funding of the SEC and other United States government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable. For example, the current administration has issued executive orders seeking to greatly reduce the size of the federal workforce, including through layoffs and severance packages offered to employees of federal agencies within the executive branch and independent agencies, including the FDA. Any such reduction in personnel may result in longer review times by the FDA and other agencies.
Disruptions at the FDA, the SEC and other agencies, including as a result of substantial leadership changes, personnel cuts, policy changes or otherwise, may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Changes and cuts in FDA staffing have been reported as resulting in delays in the FDA’s responsiveness or in its ability to review IND submissions or marketing applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. Also, state governments may seek to address or react to changes at the federal level with changes to their regulatory frameworks in a manner that could impact our operations.
Over the last several years, including from October 1, 2025 to November 12, 2025, the United States government shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and cease critical activities.
If a prolonged government shutdown occurs again, or a widespread freeze on federal funding occurs in the future or if global health concerns or staffing changes prevent the FDA, the SEC, or other comparable foreign regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, including formal and informal interactions with product developers, it could significantly impact the ability of the FDA, the SEC, or other such comparable foreign regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns and/or substantial leadership, personnel, and policy changes at the SEC could impact our business by delaying review of our public filings, which in turn could delay or frustrate our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations or delay the review or effectiveness of required regulatory or securities filings.
Healthcare legislative reform discourse and potential or enacted measures may have a material adverse impact on our business and results of operations and legislative or political discussions surrounding the desire for and implementation of pricing reforms may adversely impact our business.
In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any FDA-approved product. If reimbursement of our products is unavailable or limited in scope, our business could be materially harmed. For more information, please see the sections titled “Business — Government Regulation — Coverage and Reimbursement” and “— Healthcare Reform and Other Regulatory Changes” included elsewhere in this prospectus.
Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In the United States and certain other jurisdictions, there have been, and are expected to continue to be, a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. In addition, significant uncertainty exists in the United States and certain other jurisdictions regarding the provision and financing of healthcare because the elected administrations in such countries have publicly declared their intention to review and potentially significantly modify the current legal and regulatory framework for the healthcare system including through drug pricing and reimbursement reforms.
We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

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the demand for any of our product candidates, if approved;

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the ability to set a price that we believe is fair for any of our product candidates, if approved;

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our ability to generate revenues and achieve or maintain profitability;

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the level of taxes that we are required to pay; and

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the availability of capital.

For example, recent CMS drug pricing reforms, including the finalized Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, the proposed Guarding United States Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, and the GENErating cost Reductions fOr United States Medicaid (“GENEROUS”) Model, if implemented as currently proposed or finalized, could materially impact our revenue. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability and could materially reduce net realized prices.
Further, the Inflation Reduction Act of 2022 (the “IRA”) was recently revised to broaden the exemption from the drug price negotiation program for drugs with orphan designations. Previously under the IRA, orphan drugs were exempted from the Medicare drug price negotiation program; but this exemption was restricted to drugs with only one orphan designation and for which the only approved indication is for that rare disease or condition. If a product were to receive multiple orphan designations or had multiple approved indications, it would not have qualified for the orphan drug exemption. Under the One Big Beautiful Bill Act of 2025 (the “OBBBA”), this restriction was eliminated; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan designations or indications, are exempt from the Medicare drug price negotiation program, provided that all approved indications are for rare diseases.
In December 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU (the “Regulation”), was adopted in the EU. This Regulation, which entered into force in January 2022 and became applicable in January 2025, is intended to boost cooperation among Member States in assessing health technologies, including new medicinal products, and provides the basis for cooperation at the EU level for joint clinical assessments in these areas. The Regulation permits Member States to use common HTA tools, methodologies and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual Member States will continue to be responsible for assessing nonclinical (e.g., economic, social, ethical) aspects of health technologies and making decisions on pricing and reimbursement.
Any of the foregoing measures (and related implementing guidance, rulemaking, enforcement activity or private litigation) could materially reduce pricing flexibility, increase rebates or discounts, narrow coverage, delay patient access, and adversely affect our ability to commercialize any current or future product candidates, if approved.
Risks Related to Our Reliance on Third Parties
We rely on a limited number of third parties for the supply and manufacture of our product candidates for our research, preclinical and clinical activities, and may do the same for commercial supplies of our products, if approved. As our pipeline increases and matures, the increased demand for supplies from our manufacturers may increase the risk that we will not have sufficient supply when needed or at an acceptable cost.
We currently utilize, and expect to continue to utilize, a limited number of CDMOs to, among other things, supply and manufacture raw materials, intermediates, drug substance and drug product, perform analytical and quality testing and supply materials for our preclinical and clinical supply for all of our product candidates. For example, we are party to manufacturing and supply agreements with certain

CDMOs to support the manufacture and supply of our product candidates. Given the specialized expertise, manufacturing capabilities and capacity required to manufacture RNAi therapeutics, we expect to continue to rely on third-party CDMOs for significant aspects of the manufacture and supply of our product candidates. Although we may qualify additional manufacturers over time, there can be no assurance that our existing or future CDMOs will be able to meet our manufacturing requirements on acceptable terms or at all.
In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates, our CDMOs will be required to increase their production and optimize their manufacturing processes while maintaining the quality, consistency and regulatory compliance of our product candidates, as applicable. The transition to larger scale production could prove difficult. If our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for our product candidates, or if they are unable to produce increased amounts of our product candidates while maintaining the same quality, then we may not be able to meet the demands of clinical trials or market demands, which could adversely impact our ability to timely conduct our clinical trials or commercialize our product candidates, if approved, and could have a material adverse impact on our business and results of operations. Furthermore, as the number of companies developing RNAi therapeutics and other oligonucleotide-based medicines continues to increase, competition for specialized manufacturing capacity, raw materials, equipment and other resources necessary to manufacture our product candidates may also increase. Any shortage of, or delay in obtaining, such manufacturing capacity or materials could increase our manufacturing costs, delay the manufacture or supply of our product candidates, and adversely affect our ability to advance our development programs or commercialize our product candidates, if approved.
Even if we are able to maintain arrangements with our CDMOs, reliance on CDMOs entails additional risks, including:
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the failure of the CDMO to comply with applicable regulatory requirements and reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;

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manufacturing delays if our CDMOs give greater priority to the supply of other products over our product candidates or otherwise do not perform satisfactorily according to the terms of the agreement between us;

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limitations on supply availability resulting from capacity and scheduling constraints of third parties;

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the possible breach of manufacturing agreements by our CDMOs because of factors beyond our control;

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the possible termination or non-renewal of the manufacturing agreements by our CDMOs, at a time that is costly or inconvenient to us; and

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the possible misappropriation of our proprietary technology and intellectual property, including our know-how.

If we are unable to maintain our key manufacturing relationships, we may fail to find replacement CDMOs, which could delay or impair our ability to obtain regulatory approval for our product candidates. If we do find replacement CDMOs, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with Regulatory Authorities.
We do not currently have long-term supply contracts with all of our suppliers and they are not obligated to supply materials to us for any period, in any specified quantity or at any certain price beyond the delivery contemplated by the relevant purchase orders. As a result, our suppliers could stop selling to us at commercially reasonable prices, or at all. While we intend to enter into long-term master supply agreements with certain of our suppliers and manufacturers in the future as we advance our clinical trials or commercialization plans, we may not be successful in negotiating such agreements on favorable terms or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. If we do enter into such long-term master supply agreements, or enter into such agreements on less favorable terms than we currently have with such manufacturers, we could be subject to binding long-term purchase obligations that may be harmful to our business, including in the event that we do not conduct our trials on planned timelines or utilize the materials that we are required to purchase.
Additionally, if CDMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CDMO. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original CDMO and we may have difficulty, or there may be contractual restrictions prohibiting us from transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CDMOs for any reason, we will be required to verify that the new CDMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidates according to the specifications previously submitted to Regulatory Authorities. We may be unsuccessful in demonstrating the comparability of clinical supplies, which could require the conduct of additional clinical trials. The delays associated with the verification of a new CDMO could negatively affect our ability to develop or commercialize our product candidates in a timely manner or within budget. Furthermore, a CDMO may possess technology related to the manufacture of our product candidates that such third party owns independently. This would increase our reliance on such CDMO or require us to obtain a license from such CDMO in order to have another third party manufacture our product candidates.
If any of our product candidates are approved by any Regulatory Authority, we will likely utilize arrangements with CDMOs for the commercial production of such product. This process is difficult and time-consuming and we may face competition for access to manufacturing facilities as there are a limited number of CDMOs operating under cGMPs that are capable of manufacturing our product candidates. Consequently, we may not be able to reach agreement with CDMOs on satisfactory terms, which could delay our commercialization.
The operations of our suppliers and CDMOs, some of which are located outside of the United States, are subject to additional risks that are beyond our control and that could harm our business, financial condition, results of operations and prospects. As a result of our global suppliers, we are subject to risks associated with doing business abroad, including:
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political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where our suppliers operate;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers’ and CDMOs’ compliance with cGMPs or status acceptable to Regulatory Authorities;

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reduced protection for intellectual property rights, including trademark protection, in some countries;

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disruptions in operations due to global, regional or local public health crises or other emergencies or natural disasters;

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disruptions or delays in shipments; and

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changes in local economic conditions in countries where our CDMOs or suppliers are located.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, including countries in which our suppliers and CDMOs operate, with respect to trade policies, treaties, government regulations and tariffs. It is possible that further tariffs or other trade restrictions may be imposed that could affect imports of APIs or other materials used in our product candidates, or otherwise disrupt our supply chain or increase our manufacturing costs. Given the evolving global trade environment and uncertainty regarding how the United States or foreign governments will act with respect to tariffs, international trade agreements and policies, further governmental action related to tariffs, additional taxes, contracting matters, regulatory changes or other retaliatory trade measures could occur and have a material adverse effect on our business, financial condition, results of operations and prospects. These and other factors beyond our control could interrupt our suppliers’ and CDMOs’ production, influence their ability to manufacture or supply our clinical materials cost-effectively or at all, or inhibit their ability to procure necessary raw materials, any of which could adversely affect our business, financial condition, results of operations and prospects.
We depend on limited source suppliers for certain drug substances, drug products, raw materials, samples, components and other materials used in our product candidates. If we are unable to source these supplies on a timely basis, or establish longer-term contracts with our suppliers, we may not be able to complete our clinical trials on time and the development of our product candidates may be delayed.
We depend on limited source suppliers for certain raw materials, APIs, drug products, drug substances and other materials used in our product candidates. For example, we rely on a limited number of CDMOs, including in China, to provide certain manufacturing and supply services for our product candidates. Although we may qualify additional suppliers over time, certain materials, manufacturing processes and services are currently available from only a limited number of qualified suppliers. Any disruption in the supply of these materials or services, any inability of our suppliers to meet our manufacturing requirements, or any change in our relationships with these suppliers or the contractual terms governing such relationships could adversely affect our business, financial condition, results of operations and prospects. Moreover, there may be difficulties in scaling the manufacture of our product candidates for later-stage clinical development or commercialization, and the costs of manufacturing could become prohibitive.
Furthermore, any of the limited source suppliers upon whom we rely could stop producing our supplies, cease operations or be acquired by, or enter into exclusive arrangements with, our competitors. In addition, geopolitical tensions may impact our suppliers, some of which are located outside of the United States, including in China. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs. Increased tariffs or pending legislation that would impose federal contracting or federal funding limitations on parties directly using or connected to those using the services or equipment of certain foreign entities with known or alleged associations with foreign adversaries could potentially disrupt our existing supply chains and impose additional costs on our business. For example, the BIOSECURE Act, enacted on December 18, 2025 as part of the National Defense Authorization Act for Fiscal Year 2026, restricts United States federal agencies from entering into contracts, grants, or loans with entities that use biotechnology equipment or services provided by designated “biotechnology companies of concern” (“BCCs”). BCCs are identified through designation by the Office of Management and Budget (“OMB”) following a multi-agency review process, or through inclusion on the Department of Defense’s annual list of Chinese military companies maintained pursuant to Section 1260H of the National Defense Authorization Act (“NDAA”) for Fiscal Year 2021 (the “1260H List”), subject to an OMB determination that the listed entity is involved in the manufacture, distribution, provision, or procurement of biotechnology equipment or services. Certain CDMOs we engage are not currently designated as BCCs under either pathway; however, there is no assurance that any such CDMO will not be added to the 1260H List or otherwise designated as a BCC in future OMB determinations. The Act’s prohibitions are not yet in effect, and OMB must first publish a formal BCC list (due no later than December 2026), after which OMB has 180 days to issue guidance regarding the Act, and then the Federal Acquisition Regulatory Council has one year to revise the Federal Acquisition Regulations, with prohibitions taking effect 60 or 90 days thereafter (depending on how the entity is designated as a BCC). Under the statute, restrictions for newly designated BCCs may not take effect until 2027 or later. The Act also provides a five-year grandfathering period for biotechnology equipment or services provided under contracts with a BCC entered into prior to the applicable effective date. To the extent we receive or in the future receive federal funding — including grants, loans, or contracts subject to the Federal Acquisition Regulations — in connection with which any CDMO we engage is or becomes designated a BCC, we could be required to transition to alternative manufacturers or risk ineligibility for such funding. Even absent a direct federal nexus, the designation of any CDMO we engage as a BCC, or the prospect of such designation, could disrupt our supply chain, impair such CDMO’s ability to operate or attract United States customers, or require us to identify and qualify an alternative sole-source manufacturer, any of which could cause significant delays in our clinical development program and have a material adverse effect on our business, financial condition, and results of operations. If any third party that we engage to supply any materials or manufacture products for our preclinical studies and clinical trials should cease to continue to do so, or if we are prevented from using their services for any reason, we could experience delays in advancing these studies and trials while we identify and qualify replacement suppliers.
Establishing additional or replacement suppliers, and obtaining regulatory clearance or approvals that may result from adding or replacing suppliers, could take a substantial amount of time, result in increased costs and impair our ability to produce our products, which would adversely impact our business, financial condition, results of operations and prospects. Any such interruption or delay may force us to seek similar supplies from alternative sources, which may not be available at reasonable prices, or at all. Any interruption in the supply of sole source or limited source components for our product candidates would adversely affect our ability to meet scheduled timelines and budget for the development and commercialization of our product candidates, could result in higher expenses and would harm our business. Although we have not experienced any significant disruption as a result of our reliance on limited or sole source suppliers, we have a limited operating history and cannot assure you that we will not experience disruptions in our supply chain in the future as a result of such reliance or otherwise.
We rely on and expect to continue to rely on third parties to conduct aspects of our research, preclinical studies, clinical protocol development and clinical trials for our programs and product candidates. If these third parties do not perform satisfactorily, comply with regulatory requirements or meet expected deadlines, we may not be able to develop product candidates in a timely or cost-effective manner, or obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
We currently rely and expect to continue to rely on third parties, such as CROs, medical institutions and clinical investigators, to conduct our clinical trials, including our planned IIT for CITY-TFR2 in anemia in China. We currently rely and expect to continue to rely on third parties to conduct certain research and preclinical testing activities. In some cases, these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our product development activities or increase our costs.
Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our regulatory or contractual responsibilities. We will be responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with regulations, commonly referred to as GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes for publication. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. For any violations of laws and regulations during the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and our CROs will be required to comply with regulations, including GCPs, for conducting, monitoring, recording and reporting the results of preclinical studies and clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial participants are adequately informed, among other things, of the potential risks of participating in clinical trials. We are also responsible for ensuring that the rights of our clinical trial participants are protected. These regulations are enforced by Regulatory Authorities for any product candidates in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and Regulatory Authorities may require us to perform additional clinical trials before approving our marketing applications. There is no assurance that the FDA or other Regulatory Authorities, upon inspection, will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with product candidates produced in accordance with the requirements in cGMP regulations. Our failure or the failure of our CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action.
Although we intend to design the clinical trials for certain of our product candidates, our collaboration partners may design the clinical trials that they are managing (in some cases, with our input) and in the case of clinical trials controlled by us, we expect that CROs will perform many of the activities required to conduct clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will, in many respects, be outside of our direct control. Our reliance on third parties to conduct or manage our current or future preclinical studies and clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also potentially lead to mistakes as well as difficulties in coordinating activities. Outside parties may: have staffing difficulties; fail to comply with contractual obligations; experience regulatory compliance issues; undergo changes in priorities or become financially distressed; form relationships with other entities, some of which may be our competitors; have human errors or be subject to cyber-attacks.
These factors may materially adversely affect the willingness or ability of third parties to conduct our preclinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs do not perform preclinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.
We also expect to rely on other third parties to transport, store and distribute the required materials for our clinical trials. Any performance failure on the part of these third parties could result in damaged products and could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our products, if approved, producing additional losses and depriving us of potential product revenue, causing us to default on our contractual commitments, result in losses that are not covered by insurance, and damage our reputation and overall perception of our products in the marketplace.
Any of the third party organizations we utilize may terminate their engagements with us under certain circumstances. The replacement of an existing CRO or other third party may result in the delay of the affected trials or otherwise adversely affect our efforts to obtain regulatory approvals and commercialize our product candidates. For example, although we believe there are a number of other CROs we could engage, we may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, while we believe there may be suitable replacements for one or more of these service providers, there is a natural transition period when a new service provider begins work. As a result, delays may occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition, results of operations and prospects.
We have in the past entered into, and in the future may enter into, partnership, collaboration and licensing arrangements with third parties to support development of programs and product candidates. If these partnership, collaboration and licensing arrangements are not successful, our business could be adversely affected.
We have entered into or sought to enter into partnership, collaboration and licensing arrangements with third parties, which we refer to generally as our “collaboration partners” for strategic purposes, including for purposes of collaborating with collaboration partners with distinctive capabilities or experience with different modalities, working with collaboration partners capable of advancing the development and commercialization of our product candidates, and providing access to additional capital.
For example, in addition to our wholly owned pipeline, we have entered into research collaboration and license agreements with two industry collaboration partners. In July 2024, we entered into the B+L Agreement with Bausch + Lomb focused on the discovery and development of RNAi therapeutics for ocular diseases, and in May 2025, we entered into the Biogen Agreement with Biogen focused on the discovery and development of an RNAi program for neurodegenerative diseases. In addition, in October 2023, we entered into the OSIF License Agreement with OSIF, pursuant to which OSIF granted us an exclusive, royalty-bearing license to certain patent rights relating to the originating technology underlying cityRNAs and certain other aspects of our technology platform. We expect to enter into additional partnership, collaboration and licensing arrangements in the future. Our existing arrangements, as well as any future arrangements we may enter into, could pose a number of risks, including the following:
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collaboration partners may not perform their obligations as expected;

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collaboration partners may not commit sufficient resources, including personnel, capital, and management attention, to the development and potential commercialization of the applicable product candidates;

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collaboration partners may change their strategic focus, undergo a change of control, or otherwise deprioritize our collaboration programs in favor of other programs or therapeutic areas;

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the clinical trials conducted as part of such partnership, collaboration and licensing arrangement may not be successful;

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collaboration partners may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the strategic collaborators’ focus or available funding, or external factors, such as an acquisition, which divert resources or create competing priorities;

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collaboration partners may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaboration partners could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the strategic collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates developed in partnership, collaboration and licensing arrangements with us may be viewed by our collaboration partners as competitive with their own candidates or products, which may cause collaboration partners to cease to devote resources to the development of our programs or the development or commercialization of our product candidates;

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a collaboration partner with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;

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disagreements with collaboration partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaboration partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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disputes may arise with respect to the interpretation of key terms regarding control, economic rights, or the ownership of intellectual property developed pursuant to our partnership, collaboration and licensing arrangements;

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collaboration partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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partnership, collaboration and licensing arrangements may, in certain instances, be terminated for the convenience of the collaboration partner and, if terminated, the development of our programs and product candidates may be delayed, or we may lose rights to intellectual property or expertise related to such programs and product candidates, and we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates;

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future relationships may require us to incur non-recurring and other charges, assume indebtedness or contingent liabilities, increase our near- and long-term expenditures, acquire intangible assets, issue securities that dilute our existing stockholders, disrupt our management and business, or otherwise impact our ability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs;

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we could face significant competition in seeking appropriate collaboration partners and the negotiation process and diligence process is time-consuming and complex; and

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our international operations, through any future partnerships, collaborations, acquisitions or joint ventures, may expose us to certain operating, legal, and other risks not encountered in the United States.

Whether we reach a definitive agreement for a partnership, collaboration or licensing arrangement will depend, among other things, on our assessment of the collaboration partner’s resources and expertise, the terms and conditions of the proposed partnership, collaboration or licensing arrangement, and the potential collaboration partner’s evaluation of a number of factors. Those factors may include, among others: (i) our technologies and capabilities; (ii) our intellectual property position with respect to the subject program or product candidate; (iii) the design or results of clinical trials; (iv) the likelihood of approval by Regulatory Authorities; (v) the potential market for the subject product candidate; (vi) potential competing products; and (vii) industry and market conditions generally. In addition, the significant number of business combinations among large pharmaceutical and biotechnology companies has reduced the number of potential future collaboration partners with whom we can partner.
Partnerships, collaborations and licensing arrangements are complex and time-consuming to negotiate and document. We may have to relinquish valuable rights to our programs and product candidates, intellectual property or future revenue streams, or grant licenses on terms that are not favorable to us or in instances where it would have been more advantageous for us to retain sole development and commercialization rights. For some programs and product candidates, we depend on collaboration partners to design and conduct the clinical trials. As a result, we may not control the manner or time schedule in which these clinical trials are conducted, which may negatively impact our business operations. In addition, if any of our collaboration partners withdraws support for one or more of our programs or product candidates or otherwise impairs their development, our business could be negatively affected. In addition, management of our relationships with collaboration partners requires (i) significant time and effort from our management team; (ii) coordination of our marketing and research and development programs with the marketing and research and development priorities of our collaborators and (iii) effective allocation of our resources across multiple projects.
Partnerships, collaborations and licensing arrangements may never result in the successful development of programs or development and commercialization of product candidates or the generation of sales revenue. The success of these arrangements will depend heavily on the efforts and activities of our collaboration partners. Collaboration partners generally have significant discretion in determining the efforts and resources that they will apply to the development of programs and the development and commercialization of product candidates, and they may not pursue or prioritize the development and commercialization of such programs and product candidates in a manner that is in our best interests. Product revenues arising from partnership, collaboration and licensing arrangements are likely to be lower than if we directly marketed and sold products. Disagreements with collaboration partners regarding clinical development or commercialization matters can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, the termination of the partnership, collaboration or licensing arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Partnership, collaboration and licensing arrangements are often terminable by the collaboration partner, and any such termination or expiration would adversely affect us financially and could harm our business reputation. If we were to become involved in arbitration or litigation with any of our collaboration partners, it would consume time and divert management resources away from operations, damage our reputation, impact our ability to enter into future partnership, collaboration and licensing arrangements and may further result in substantial payments from us to our collaboration partners to settle those disputes.
We may not be able to establish additional partnership, collaboration and licensing arrangements on a timely basis, on acceptable terms, or at all, or to maintain and successfully conclude such arrangements. Such arrangements with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return. In addition, given the nature of our relationships with our collaboration partners, we often do not fully control the progression, clinical development, regulatory strategy or eventual commercialization, if approved, of our jointly developed product candidates. As a result, our future success and the potential to receive revenues under these partnership, collaboration and licensing arrangements are significantly dependent on our collaboration partners’ efforts, over which we have little control. If we are unable to establish or maintain partnership, collaboration and licensing arrangements on terms favorable to us, if our partnership, collaboration and licensing arrangements do not result in the successful development and commercialization of product candidates, if a collaboration partner determines not to proceed with the future development of a program or product candidate, if a collaboration partner implements a clinical or regulatory strategy that ultimately does not enable the further development, approval or commercialization of the product candidate, or if a collaboration partner terminates its arrangement with us, we may not receive any future research funding or milestone, earnout, royalty or other contingent payments under such arrangement. In addition, our ability to monitor the achievement of clinical, regulatory and commercial milestones by our collaboration partners and enforce the payment of any corresponding fees is limited. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed, we may need additional resources to develop such product candidates, and our research and development efforts and potential to generate revenue may be limited and our business, operating results, prospects and financial condition could be materially and adversely impacted.
We cannot assure investors that we will be able to maintain or expand our existing collaboration partners or that our City Platform will achieve adequate market acceptance among new collaboration partners. Any failure to increase penetration in our existing markets or new markets would adversely affect our ability to improve our operating results from our collaboration, partnership and licensing strategy.
All of the risks relating to product development, regulatory approval and commercialization described in this prospectus apply to the activities of our collaboration partners. If we and our collaboration partners do not receive regulatory approval for a sufficient number of product candidates, we may not be able to sustain our business model.
We may seek to establish additional partnership, collaboration and licensing arrangements and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans. Certain of our partnership, collaboration and licensing arrangement may restrict our ability to develop certain products.
Our development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. For example, we expect to seek a collaboration partner for our most advanced product candidate, CITY-FXI, prior to initiating Phase 3 development.
We face significant competition in seeking appropriate collaboration partners. Whether we reach a definitive agreement for any additional partnership, collaboration and licensing arrangements will depend, among other things, upon our assessment of the collaboration partner’s resources and expertise, the terms and conditions of the proposed partnership, collaboration or licensing arrangement and the proposed collaboration partner’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by Regulatory Authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to trial participants, the potential of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaboration partner may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any additional partnership, collaboration and licensing arrangements or other arrangements that we may establish may not be favorable to us.
Our existing collaboration and licensing agreements, and any agreements we may enter into in the future, may contain provisions that limit our operational flexibility, including field-of-use limitations, territory restrictions, or exclusivity provisions that preclude us from independently exploiting, or entering into arrangements with third parties with respect to, certain product candidates or technologies in defined areas. Any such restrictions could limit our ability to maximize the value of our pipeline and platform or to pursue new strategic opportunities. In addition, disputes with existing partners regarding the scope of any such restrictions could result in litigation or arbitration, divert management attention, and adversely affect our development and commercialization activities.
We may not be able to negotiate additional partnership, collaboration and licensing arrangements on a timely basis, on favorable terms or at all. Strategic alliances are complex and time-consuming to negotiate and document. If we are unable to negotiate and enter into new partnership, collaboration and licensing arrangements, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on favorable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.
If any collaborator materially amends, terminates or fails to perform its obligations under agreements with us, the development and commercialization of our products or product candidates could be delayed or terminated.
Our dependence on collaborators for capabilities and funding means that our business could be adversely affected if any collaborator materially amends or terminates its collaboration agreement with us, in whole or in part, or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with our collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate. Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party.
In addition, under certain circumstances, our collaborators may have additional termination rights for convenience with respect to the collaboration as a whole or a particular program under the collaboration. If we were to lose a commercialization collaborator, we would have to attract a new collaborator (potentially on less favorable terms for us than we have with our existing collaborator) or develop expanded sales, distribution and marketing capabilities internally, which would require us to invest significant financial and management resources, or discontinue the program. Following termination, we may not regain all rights to independently develop or commercialize the relevant product candidates or technologies, which could further limit our ability to extract value from the affected program. Any such outcome could result in significant delays, increased costs, and material adverse effects on our business, financial condition, and results of operations.
In addition, if we have a dispute with a collaborator over the ownership of technology or other matters, or if a collaborator terminates its collaboration with us, for breach or otherwise, or determines not to pursue the research, development and/or commercialization of the affected product or product candidate, it could delay our development of product candidates, result in the need for additional company resources to develop the impacted product candidate(s), require us to expend time and resources to develop expanded sales and marketing capabilities on a more expedited timeline, make it more difficult for us to attract new collaborators and adversely affect how we are perceived in the business and financial communities.
Moreover, a collaborator, or in the event of a change in control of a collaborator or the assignment of a collaboration agreement to a third party, the successor entity or assignee could determine that it is in its interests to:
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pursue alternative technologies or develop alternative products, either on its own or jointly with others, that may be competitive with the products on which it is collaborating with us or which could affect its commitment to its collaboration with us;

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pursue higher-priority programs or change the focus of its development programs, which could affect the collaborator’s commitment to us; or

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if it has commercial rights, choose to devote fewer resources to the marketing of our products, if any receive regulatory approval, than it does for products developed or commercialized outside of our collaboration.

If any of these occur, the development and commercialization of one or more products or product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.
We have no sales, distribution or marketing experience, and may invest significant financial and management resources to establish these capabilities. If we are unable to establish such capabilities or enter into agreements with third parties to market and sell our future products, if approved, we may be unable to generate any revenues.
Given our stage of development as a company, we have no sales, distribution or marketing experience. To successfully commercialize any products that may result from our programs, we will need to develop sales and marketing capabilities in the United States, Europe and other regions, either on our own or with others. These efforts will require substantial additional resources, some or all of which may be incurred in advance of any approval of these product candidates. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates.
Factors that may inhibit our efforts to commercialize our product candidates on our own include:
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inadequate funding;

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our inability to recruit and retain an adequate number of effective sales and marketing personnel;

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the inability of sales personnel to obtain access to or persuade an adequate number of physicians to prescribe any future products;

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the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage compared to companies with more extensive product lines; and

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unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We may enter into partnership, collaboration and licensing arrangements with third parties to utilize their mature marketing and distribution capabilities, but we may be unable to enter into marketing agreements on favorable terms, if at all. If these third parties do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product revenue to sustain our business. We may be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies. Our future product revenue may be lower than if we directly marketed or sold our product candidates, if approved. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.
If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third-parties, we will not be successful in commercializing our product candidates.
Risks Related to Our Intellectual Property
Our success is largely based upon our intellectual property and proprietary technologies, and we may be unable to adequately protect and/or enforce our intellectual property.
Our success depends, in large part, on our ability to obtain and maintain patents, trademarks, trade secrets, know-how and other intellectual property rights and proprietary technology relating to our City Platform, our integrated RNAi platform, technologies and our product candidates, as well as our ability to successfully enforce our rights against third party infringers and/or defend our intellectual property against third party challenges or misappropriation. If we (or our licensees or licensors who may have the right to prosecute or enforce certain patents within our portfolio) fail to appropriately prosecute or are unable to obtain and maintain patent protection for our product candidates (or aspects thereof), our ability to develop, license and/or commercialize these product candidates may be adversely affected and we may not be able to prevent competitors from making, using, selling or importing competing products. This failure or inability to properly or adequately protect the intellectual property rights relating to these product candidates could have a material adverse effect on our business, financial condition, results of operations and/or prospects. We may lose a considerable amount of control over our intellectual property and may not receive anticipated revenues in strategic transactions, particularly where the consideration is contingent on the achievement of development or sales milestones.
RNAi therapeutic technology is not a new scientific field. We believe we are uniquely positioned to lead the next generation of RNAi therapeutic breakthroughs. Our differentiated City Platform is built on parallel innovation in two core areas: engineering the RNAi trigger, the double-stranded RNA that drives sequence-specific cleavage of target mRNA, and developing novel ligands for targeted extrahepatic delivery. We have applied for patents relating to our City Platform and some of our product candidates. The pending patent applications that we own or in-license in the United States and in key markets around the world, claim different aspects relating to our product candidates and potential product candidates and to the engineering, development, manufacture and commercialization of such product candidates including, but not limited to, compositions and methods of use.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our partners will be successful in protecting our product candidates by obtaining, maintaining, enforcing and defending patents. Patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue, and, if they do, as to when, to whom, and with what claims. These risks and uncertainties include the following:
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patent applications may not result in any patent being issued;

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patents that may be issued may not include claims that cover a broad enough scope to prevent alternative solutions by competitors;

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patents that may be issued may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide adequate barriers to entry or any competitive advantage;

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because of the extensive time required for development, testing and regulatory review of a product candidate, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thereby reducing, or eliminating any advantage of the patent;

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our competitors, many of which have substantially greater resources than we or our partners have, and many of which have made significant investments in competing technologies, may seek, or may already have sought or obtained, patents that will limit, interfere with or eliminate our ability to make, use and sell our product candidates;

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there may be significant pressure on the United States government and other governmental bodies to limit the scope of patent protection or impose compulsory licensing of patent rights for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have less robust patent laws than those upheld by United States courts, allowing foreign competitors the ability to exploit these laws to create, develop, and market competing products using our technologies and patents; and

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we may be involved in lawsuits and/or proceedings before government agencies, such as patent offices, to defend or enforce our patents or the patents we have rights to enforce, which could be expensive, time-consuming, distracting and/or unsuccessful.

In addition to patents, we also rely on proprietary trade secrets and know-how. Although we have taken steps to protect our unpatented proprietary trade secrets and know-how, including maintaining data security protocols and capabilities and entering into confidentiality agreements with third parties, and confidential information and assignment agreements with employees, consultants and advisors, there exists the potential that third parties may still somehow obtain this information or arrive at the same or similar information independently, which could reduce or eliminate our competitive advantages. Moreover, we may become subject to allegations that we directly or indirectly (through our consultants, advisors or independent contractors that we may engage to assist us in developing our product candidates) have wrongfully or inadvertently disclosed, acquired or used trade secrets or other proprietary information of third parties.
If our trade secrets are not adequately protected, our business, financial condition, results of operations and prospects could be adversely affected.
These risks are heightened due to our reliance on third parties, including third party CROs and CDMOs, for certain aspects of our business. The activities conducted by our third-party vendors require us to share our trade secrets with them, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
We may be forced to litigate to enforce or defend our intellectual property rights.
We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our trade secrets and know-how against unauthorized use, but we may not be able to detect or prevent, alone or with our licensors, infringement, misappropriation or other violations of our intellectual property rights. In so doing, we may place our intellectual property at risk of being invalidated, rendered unenforceable or limited or narrowed in scope such that we may no longer be able to adequately prevent the manufacture, sale or import of competitive products. In an infringement proceeding, a court may decide that a patent we own or a patent we may license in the future is invalid or unenforceable or may refuse to stop the other party from using the invention at issue. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (the “USPTO”) or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive position, business, financial condition, results of operations or prospects. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Moreover, an adverse result in any litigation or other proceedings before government agencies such as the USPTO, may place pending applications at risk of non-issuance or limitations in scope. Further, derivation proceedings, ex parte reexamination, inter partes review, post-grant review and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge the inventorship, ownership, claim scope or validity of our patents. Additionally, because of the substantial amount of discovery typically required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information, trade secrets or know-how could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of the company. Such litigation or proceedings could substantially increase our operating losses. reduce the resources available for development activities or any future sales, marketing or distribution activities and distract our personnel from their normal responsibilities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
The United States government and/or government agencies have provided funding or other assistance in connection with the development of the intellectual property rights owned by or licensed to us and if we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh Dole Act of 1980 (the “Bayh Dole Act”).
The United States government and/or government agencies have provided funding or other assistance in connection with the development of the intellectual property rights licensed to us, and if we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh Dole Act. To the extent any of our current and future intellectual property is generated through the use of United States government funding, the provisions of the Bayh Dole Act may similarly apply. If we enter into future arrangements involving government funding, any exercise by the government of certain rights could harm our competitive position, business, financial condition, results of operations and prospects.

United States government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for governmental purposes. In addition, the United States government would have the right to require us to grant exclusive, partially-exclusive or non-exclusive licenses to any of these inventions to a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations, which are referred to as “march-in” rights. The United States government will also have the right to take title to these inventions if we fail, or the applicable licensor fails, to disclose the invention to the government, elect title and file an application to register the intellectual property within specified time limits. In addition, the United States government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits. Intellectual property generated under a government funded program is also subject to federal regulations such as march-in rights, certain reporting requirements, compliance with which may require us, or the applicable licensor, to expend substantial resources. In addition, the United States government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible.
If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts.
Our commercial success depends in part on our ability and the ability of any of our future partners to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing on the intellectual proprietary rights of third parties. There is a substantial amount of litigation and patent office proceedings, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology, biopharmaceutical, pharmaceutical and high-tech industries, including patent infringement lawsuits, oppositions, ex parte reexaminations, post-grant review, inter partes review, interference proceedings, and derivation proceedings before the USPTO and corresponding foreign patent offices. Numerous United States and foreign pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing product candidates.
We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products. Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications, which purport to claim compositions, formulations, methods of manufacture or methods for treatment relating to our product candidates, their manufacture or use. Because patent applications in most countries remain confidential for a period of time after they are filed (commonly, 18 months), it is possible that there are unpublished patent applications that may later issue with claims that our product candidates may be alleged to infringe. Because patent applications can take many years to issue, there may be pending patent applications which do not currently seem relevant, but may later result in issued patents that our product candidates may be alleged to infringe. In addition, third parties may obtain patents in the future and then allege that our technologies infringe upon these patents. Additionally, under United States patent law, a patent owner may seek a reissue within two years of issuance of a patent to broaden the scope of that patent’s claims. As a result, patents that, at the time of issuance, do not appear relevant to our activities may later be broadened in a manner that could impact our business. We cannot assure that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can we be certain that we or our licensors have identified or will identify each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the development, manufacture, and commercialization of our current and future products and product candidates in any jurisdiction. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Alternatively, we may incorrectly determine that the Hatch-Waxman Amendments (as defined below) are a defense for a safe harbor to infringement of a patent we consider relevant to the research or clinical development of our product candidates. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and we may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop, manufacture and market our products and product candidates. If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.
Third party claims of intellectual property infringement may prevent or delay our development and commercialization efforts. We work in a highly competitive field. Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we plan to commercialize our products, including thromboembolic disease, Stargardt disease, and anemia of chronic disease, for which we are developing our product candidates using our proprietary City Platform technologies, as well as retinal diseases and CNS diseases, for which we are developing product candidates in collaborations with partners. Some of these applications may be confidential for a period of time after they are filed (commonly, 18 months). As we gain greater visibility and market exposure as a public company, the risk increases that our programs and commercialization activities may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates and other proprietary technologies we develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued for which a third party, such as a competitor in the fields in which we are developing our product candidates, might assert as infringed by us. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to any of our current or future product candidates.
If a third party alleges that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:
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infringement and other intellectual property allegations, which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention and financial resources from our core business;

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substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees (and, in certain jurisdictions outside of the United States, we could be ordered to pay the patent owner’s attorneys’ fees even without such finding);

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a court prohibiting us from developing, manufacturing, importing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party licenses its product rights to use, which it is not required to do;

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even if a license is available from a third party, we may have to pay substantial royalties, upfront fees, milestones and other amounts and/or grant cross-licenses to intellectual property rights for our products; and

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redesigning our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our ability to commercialize our product candidates in the United States and abroad may be adversely affected if we cannot successfully defend against infringement allegations or obtain a license on commercially reasonable terms to relevant third party patents that cover our product candidates. Even if we have a strong defense and/or believe that third party intellectual property allegations are without merit, there can be no assurance that a court would find in our favor on questions of infringement, validity, enforceability and/or priority. A court of competent jurisdiction could hold that these third party patents are valid and enforceable and have been infringed upon, which could materially and adversely affect our ability to commercialize our product candidates or technologies covered by the asserted third party patents. In order to successfully challenge the validity of any such United States patent in federal court, we would need to overcome a presumption of validity. As this burden is high, which requires us to present clear and convincing evidence as to the invalidity of any such United States patent claims, there is no assurance that a court of competent jurisdiction would invalidate the asserted claims of any such United States patent.
If we are found to infringe a third party’s intellectual property rights, and we are unsuccessful in demonstrating that any such patents are invalid or unenforceable, any license we are able to obtain may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and may require us to pay substantial licensing fees and/or make ongoing royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business. We also could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed on a patent or other intellectual property right.
Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have acquired patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive demand letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others.
We may not be successful in obtaining or maintaining necessary intellectual property rights to product components and manufacturing processes for our development pipeline.
At present, we have rights to certain intellectual property through licenses from third parties and under patent filings that we own, to develop our product candidates. Because our pipeline may involve additional product candidates that could require the use of proprietary rights held by third parties, the growth of our business could depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific pharmaceutical formulations or delivery technologies to work effectively and efficiently, and these rights may be held by others. We may be unable to acquire or in-license intellectual property rights that may be necessary to permit us to implement our City Platform technologies or develop, manufacture or use our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. Further, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the third party may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our product candidate and enabling our competitors to compete with our product candidate.

We work in highly competitive fields, in which numerous United States and foreign-issued patents and pending patent applications owned by third parties exist. Competitive products and/or competitive advanced clinical assets owned by third parties exist. We may not be able to effectively secure first-tier technologies when competing against other companies or investors.
In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third party intellectual property rights, our business, financial condition, results of operations and prospects could suffer.
We are dependent on intellectual property that we have in-licensed from third parties, and our failure to comply with our obligations under these licenses could result in loss of rights that are critical to our business.
We have in-licensed from third parties intellectual property that is material to our development programs and product candidates. Our rights under these licenses are subject to our compliance with ongoing obligations, which may include the payment of fees, milestones, and royalties; the achievement of development diligence milestones; the filing and prosecution of licensed patents; and other obligations. If we fail to comply with any such obligations, our licensors may have the right to terminate our licenses. Loss of our exclusivity or termination of one or more of our in-licenses could materially impair our ability to develop and commercialize our product candidates, could allow competitors to access the same technology, and could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also need to renegotiate the terms of our licenses in the future, and we cannot guarantee that any renegotiation would result in terms favorable to us.
Our rights to develop and commercialize our product candidates are, and in the future, may be subject to the terms and conditions of licenses granted to us by others.
We are dependent on patent rights, know-how and proprietary technology licensed or otherwise acquired from third parties, and we may also enter into additional agreements with third parties in the future. Our current license agreements with third parties impose, and may in the future impose additional diligence, development and commercialization timelines, milestone payments, royalties, indemnification, insurance, non-competes or other obligations on us. If we fail to comply with our obligations to our licensors, collaborators or other third parties, our counterparties may have the right to terminate or take other actions under these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology that are necessary for our business. In particular, we depend on our exclusive license agreement with OSIF, pursuant to which we in-license patent rights related to the originating technology underlying cityRNAs and certain other aspects of our technology platform. As described elsewhere in this prospectus, OSIF may terminate the OSIF License Agreement for cause under specified circumstances.
Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property. Further, certain patent filings relating to our product candidates may now or in the future be subject to step-in rights of certain of our licensors. We have limited control over certain of our licensors, and may in the future have limited control of our other licensors, prosecution activities or use or licensing of any other intellectual property that may be related to our in-licensed intellectual property. Our licensors may not successfully prosecute the patent applications we license. Even if patents issue from these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. If any of our licensors or licensees having rights to file, prosecute, maintain and defend our patent rights fail to conduct these activities for patents or patent applications covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors or other third parties from making, using or selling competing products. In addition, we may sublicense certain of our rights under various third-party licenses to our collaboration partners. Any impairment of these sublicensed rights could result in reduced revenues under our partnership, collaboration or licensing arrangement or result in termination of an agreement by one or more of our collaboration partners. In addition, intellectual property rights that we may in-license in the future may be sublicensed under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.
We cannot be certain that such activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with our licensors, such licensors may have the right to control enforcement of our licensed patents or defense of any allegations asserting the invalidity of such patents and, even if we are permitted to pursue such enforcement or defense, we cannot ensure the cooperation of our licensors or, in some cases, other necessary parties, such as any co-owners of patents or other intellectual property from which we have not yet obtained a license. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such allegations to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. In addition, even when we have the right to control patent prosecution of licensed patents and patent applications, enforcement of licensed patents, or defense of allegations asserting the invalidity of those patents, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to or after assuming control.
Our current or future license agreements may not provide exclusive or sufficient rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our product candidates in the future. Some licenses granted to us may be subject to certain preexisting rights held by the licensors or certain third parties. As a result, we may not be able to prevent third parties from developing and commercializing competitive products in certain territories or fields.
In the event that our third-party licensors or other counterparties determine that, in spite of our efforts, we have breached a license agreement or have failed to meet certain obligations thereunder, it may elect to terminate the applicable agreement or, in some cases, one or more licenses under such agreement or otherwise restrict our rights under the agreement. Such termination or restriction of rights could result in us losing the ability to develop and commercialize product candidates and technology covered by the licensed intellectual property. In the event of such termination, or if the underlying patent rights under a third party in-license or other agreement fail to provide the intended exclusivity, third parties may be able to seek regulatory approval of, and to market, products identical to ours and we may be required to cease the development and commercialization of our product candidates. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to allegations, regardless of their merit, that we are infringing or otherwise violating a licensor’s rights. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
In addition, the agreements under which we license or otherwise acquire intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes may also arise between us and our licensors or other counterparties regarding intellectual property subject to a license agreement, including: the scope of rights granted under the agreement and other interpretation-related issues; whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the agreement; our right to sublicense patent and other rights to third parties under collaborative development relationships; our diligence obligations with respect to the use of the licensed or otherwise acquired technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaboration partners.
If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop and commercialize the affected product candidates.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.
If we are unable to protect the confidentiality of our proprietary trade secrets or know-how, our business and competitive position would be harmed.
In addition to patent protection, we rely heavily upon proprietary know-how protection and data security protocols and capabilities, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.
It is our policy to require our employees, corporate collaborators, outside scientific collaborators, CROs, CDMOs, service providers, consultants, advisors and other third parties to execute confidentiality agreements upon the commencement of employment, consulting or business relationships with us. These agreements generally provide that all confidential information concerning our business or financial affairs developed by or made known to an individual or entity during the course of that party’s relationship with us are to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements also provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In the case of consultants and other third-party service providers, the agreements provide us with certain rights to all inventions arising from the services provided to us by those individuals or entities. However, we cannot assure that we have entered into agreements with each party that may have or have had access to our proprietary technologies and processes. Additionally, the assignment of intellectual property rights may not be self-executing, or assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend allegations that they may bring against us, to determine the ownership of what we regard as our intellectual property. We may not be able to obtain adequate remedies for any breaches of such agreements. Ultimately, enforcing a claim that a party wrongfully or illegally disclosed or misappropriated trade secrets or know-how can be difficult, expensive and time consuming, and the outcome is unpredictable.
In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect despite these precautions. Such measures may not, for example, in the case of misappropriation of trade secrets or know-how by an employee, former employee, or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, former employee, or consultant from misappropriating our trade secrets or know-how and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party wrongfully or illegally disclosed or misappropriated trade secrets or know-how can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets or know-how, were to be disclosed or misappropriated, or if any such information were independently developed by a competitor, our competitive position could be harmed.
Former employees may obtain employment with companies or academic institutions that could be considered competitive with us and are operating their business in areas that are similar to ours, including in their business model, product design efforts, product development or formulation technology. This competition may be limited by contractual provisions which may or may not be enforceable by us in the Commonwealth of Massachusetts or other jurisdictions. In addition, we may not be aware of such competitive employment arrangements until after our trade secrets or know-how has been disclosed to potentially competitive companies.
If we choose to go to court to stop a third party from using any of our trade secrets or know-how, we may incur substantial costs. In addition, courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets or know-how. Even if we are successful, these types of lawsuits may consume, in addition to substantial costs, significant amounts of our time and other resources. We may also need to share our proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to allegations that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
As is common in the biotechnology industry, we employ individuals, including certain of our employees, who are or were previously employed at academic institutions or other biotechnology companies, including our competitors or potential competitors. For example, many of our co-founders and employees have held various positions in academia and in the RNAi industry. Although we seek to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to allegations that we, or our employees, consultants or independent contractors, have inadvertently or otherwise used or disclosed intellectual property, including trade secrets, know-how or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these allegations. If we fail in defending against any such allegations, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such allegations, litigation could result in substantial costs and be a distraction to management and other employees.
We may be subject to allegations challenging the inventorship or ownership of our patents and other intellectual property.
We may be subject to allegations that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Ownership disputes may arise, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other allegations challenging inventorship or ownership. If we fail in defending against any such allegations, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse impact on our business. Even if we are successful in defending against such allegations, litigation could result in substantial costs and be a distraction to management and other employees.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents or applications will be due to be paid to the USPTO and various non-United States patent agencies in several stages over the lifetime of the patents or applications. The USPTO and non-United States patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse impact on our business.
In addition, public health pandemics, geopolitical instability, natural disasters, or similar events may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our product candidates. There could also be delays at the USPTO caused by staffing cuts and other United States government actions as a result of the United States Department of Government Efficiency or other executive actions to reduce the size of the United States government.
The USPTO and various non-United States government agencies require compliance with certain foreign filing requirements during the patent application process. For example, in some countries, including the United States, China, India, and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors, including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some, but not all cases, for example in China and India, a foreign filing license cannot be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the relevant markets with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also be dependent on our licensors to take the necessary actions to comply with these requirements with respect to our licensed intellectual property.
Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.
If we or one of our collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including patent subject matter eligibility, novelty, non-obviousness, written description and/or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar allegations before administrative bodies in the United

States or abroad, even outside the context of litigation. Such mechanisms include ex parte reexamination, inter partes review, post-grant review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of patent rights covering a product candidate, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. § 271(e)(1).
If we do not obtain sufficient patent term for our product candidates, our business may be materially harmed.
Patents have a limited term, and third parties may be able to circumvent our patents by developing similar or alternative products and technologies in a non-infringing manner, or develop and commercialize products and technologies similar or identical to ours and compete directly against us after the expiration of our patent rights, if any, and our ability to successfully commercialize any product or technology would be materially adversely affected. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from the earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and also depends upon many factors, including the type of patent, the scope of coverage, the availability of regulatory-related extensions, the availability of extensions for patent office delays during the examination process, the availability of legal remedies in a particular country and the validity and enforceability of the patent, and whether a portion of the patent term has been terminally disclaimed based on other patents. These factors may emerge and change over the course of time, and accordingly, a patent’s expiration date might change over time in unpredictable ways. Various extensions including patent term extension and patent term adjustment may be available, but the durations of such extensions, and the protections they afford, are limited in the United States and other countries and regions. Additional patent terms may be available through a patent term adjustment process in the United States, resulting from USPTO delays during prosecution. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from generics or biosimilars.
Depending upon the timing, duration and specifics of FDA regulatory approval of our product candidates, one or more patents issued from United States patent applications that we or a future licensor file may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A maximum of one patent may be extended per FDA-approved drug as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates.
Despite the possibility of an extension, we may not be granted an extension in the United States or another jurisdiction because of, for example, failure to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time or the scope of patent protection afforded could be less than we request.
If we are unable to obtain patent term extension or restoration, or the foreign equivalent, or the term of any such extension is less than we request, our competitors or other third parties may obtain approval of competing drugs following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors or other third parties may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case. Any of the foregoing could materially harm our business, financial condition, results of operations and prospects.
We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.
Filing and prosecuting patent applications and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies and innovations in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States or Europe. These products may compete with our product candidates, and our and our licensors’ future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. Furthermore, the requirements for patentability differ in certain jurisdictions and countries. Some countries do not grant claims directed to methods of treatment or have additional restrictions on the scope of method of treatment claims compared to the United States Accordingly, depending on the country, the scope of patent protection may vary for the same product candidate.
While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain protection efforts in all such markets. Additionally, the prosecution of patent applications in other jurisdictions is often a longer process and patents may be granted at a later date than in the United States, potentially delaying our ability to assert such patents against competitors. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition in those jurisdictions.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property rights, which could make it difficult for us to stop the infringement of any patents we obtain or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we obtain at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to legal claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, and this could negatively impact our business.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.
In Europe, a new unitary patent system took effect on June 1, 2023, which may significantly impact European patents, including those granted before the introduction of the new system. Under the new system, applicants can, upon grant of a European patent, opt for that patent to become a unitary patent which will be subject to the jurisdiction of a new unitary patent court (“UPC”). During the first seven years of the UPC’s existence, patents granted before the implementation of the new system can be opted out of UPC jurisdiction, and validated as national patents in any one or more of the UPC countries. We may decide to opt out future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. Patents that are under the jurisdiction of the UPC may be challenged in a single UPC-based revocation proceeding that, if successful, could invalidate the patent in all countries that are signatories to the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Further, because the UPC is a new court system and there is no precedent for the court’s laws, there is increased uncertainty regarding the outcome of any patent litigation. We are unable to predict what impact the new patent regime may have on our ability to exclude competitors in the European market. In addition to changes in patent laws, geopolitical dynamics, such as Russia’s invasion of Ukraine, may also impact our ability to obtain and enforce patents in particular jurisdictions, such as the enforcement of patent rights in Russia. If we are unable to obtain and enforce patents as needed in particular markets, our ability to exclude competitors in those markets may be reduced.
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biotechnology industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and in other major jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents.
In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent rulings from the United States Supreme Court and the Court of Appeals for the Federal Circuit have narrowed the scope of patent protection available in specified circumstances and weakened the rights of patent owners in specified situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of issued patents. Depending on future actions by the United States Congress, federal courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our or our licensors’ ability to obtain new patents and patents that we or our licensors might obtain in the future. We cannot predict how future decisions by the federal courts, the United States Congress or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations and prospects.
For our United States patent applications, which contain claims entitled to a priority date after March 16, 2013, there is a greater level of uncertainty due to the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), which was signed into law on September 16, 2011. The Leahy-Smith Act included a number of significant changes to United States patent law. These included provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. The USPTO has promulgated regulations and developed procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act did not come into effect until March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
An important change introduced by the Leahy-Smith Act is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. This requires us to be cognizant of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first either to: (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications.
Among some of the other changes introduced by the Leahy-Smith Act are changes that limit where a patentee may file a patent infringement suit and new procedures providing opportunities for third parties to challenge any issued patent in the USPTO. These new post grant challenges include post-grant review and inter partes review proceedings before the Patent Trial and Appeal Board at the USPTO. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. However, recent changes at the USPTO have resulted in many fewer inter partes review proceedings being instituted, and the USPTO has proposed modifications to the rules of practice for implementing inter partes review proceedings and ex parte reexamination. The proposed modifications, if adopted, could impact the ability of third parties, including us, to challenge the validity of granted United States patents before the USPTO.
Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine resulted in Russia issuing Decree No. 299 that effectively nullifies the enforcement of Russian patents owned by entities and individuals in “unfriendly” countries, including the United States
Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

Any trademarks we have obtained or may obtain may be infringed or otherwise violated or successfully challenged. If our trademarks and trade names are not adequately protected, including if we are unable to obtain or establish desired trademarks rights or trade names rights, then we may not be able to build brand name recognition in our markets of interest and our business may be adversely affected.
We expect to rely on trademarks as one means to distinguish our product candidates, if approved for marketing, from third party products. Once we select new trademarks and apply to register them, our trademark applications may not be approved. During trademark registration proceedings in the United States and foreign jurisdictions, we may receive rejections. We are given an opportunity to respond to those rejections, but we may not be able to overcome such rejections.
We have also not yet registered trademarks for any of our product candidates in any jurisdiction. Any trademark applications we file may be rejected and registered trademarks may not be obtained, maintained or enforced. If we do not successfully register our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our trademark rights against third parties, which could adversely affect our business and our ability to effectively compete in the marketplace.
In addition, any proprietary name we propose to use with any of our product candidates in the United States will need to be approved by the FDA, regardless of whether we have registered, or applied to register, the proposed proprietary name as a trademark. The FDA conducts a review of proposed proprietary names, including an evaluation of potential for confusion with other products’ proprietary names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable alternative proprietary name that would qualify for protection under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
In addition, our unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic, or determined to be infringing on, misappropriating or violating other marks. In the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademark registrations may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our product candidates, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion.
Our competitors may also infringe or otherwise violate our trademarks and we may not have adequate resources to enforce our trademarks. We may not be able to protect our rights to our trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. Any of the foregoing events may have a material adverse effect on our business.
Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement allegation asserted by the owner of a senior trademark. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.
Trademark rights are territorial, and it is possible that we will not seek or successfully obtain trademark rights in certain jurisdictions that are relevant markets for the business, impeding our ability to compete effectively and adversely affecting our business.

Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit it to maintain our competitive advantage. For example:
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our product candidates, if approved, may eventually become commercially available in generic or biosimilar product forms;

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others may be able to make similar molecules to our product candidates that are not covered by the claims of the patents that we license or own now or in the future;

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we, or current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions, potentially resulting in the invalidation of such patents or refusal of such applications;

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we, or current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we may license or own now or in the future.

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we, or current or future licensors or collaborators, may fail to meet our obligations to the United States government regarding any patents and patent applications funded by United States government grants, leading to the loss or unenforceability of patent rights;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing on our owned or licensed intellectual property rights;

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it is possible that our pending patent applications or those that we may own or license in the future will not lead to issued patents;

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it is possible that there are prior public disclosures that could invalidate our patents;

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it is possible that there are unpublished patent applications that may later issue with claims covering our product candidates or technology similar to ours;

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it is possible that our patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable or result in a change in ownership;

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issued patents to which we hold rights may be held invalid, unenforceable or narrowed in scope, including as a result of legal challenges;

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the claims of our issued patents or patent applications, if and when issued, may not cover our product candidates or narrowly cover them in such a way that competitors may be able to design around to avoid infringement allegations;

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the laws of foreign countries may not protect our proprietary rights or the proprietary rights of current or future licensors or collaborators to the same extent as the laws of the United States;

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the inventors of our patents or patent applications may become involved with competitors, develop products or processes that are similar to or alternative to those claimed in our patent filings or become hostile to our patents or patent applications on which they are named as inventors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we have engaged in scientific collaborations in the past and we intend to continue to do so in the future, and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

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we may not develop additional proprietary technologies that are patentable;

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the product candidates we develop may be covered by third party patents or other intellectual property rights;

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the patents of others may prohibit or otherwise harm our ability to conduct our business; or

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we may choose not to file a patent in order to maintain certain know-how, and a third party may subsequently commercialize the technology and/or file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Our Business Operations, Employee Matters and Industry
Our future success depends on our ability to retain employees, consultants and advisors and to attract, retain and motivate qualified personnel.
Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract and retain highly qualified managerial, scientific, technical and medical personnel. We are highly dependent upon members of our management, as well as technology and scientific teams, many of whom have been instrumental for us and have substantial experience with developing therapies, identifying potential product candidates and building the technologies related to the development of our City Platform and our pipeline. Each of the members of our management team, and all of our employees, including key technical personnel, scientists and clinicians, are employed “at will,” meaning we (or each officer or employee) may terminate the employment relationship at any time. The loss of any of these persons’ services may adversely impact the achievement of our research, development, financing and commercialization objectives. We currently do not have “key person” insurance on any of our employees. Many of our employees, including members of our executive team, have been with us for several years, and have stock options or other long-term equity incentives which may become valuable and will be publicly tradable if we become a public company. We may not be able to retain these employees due to the competitive environment in the biotechnology industry, particularly in the greater Boston, Massachusetts region.
In addition, we rely on consultants, contractors and advisors, including scientific and clinical advisors, to assist us in formulating our research and development, regulatory approval and commercialization strategy. We also rely on third-party consultants and contractors to support our internal finance, accounting and control function. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The loss of the services of one or more of our current employees or advisors might impede the achievement of our research, development, regulatory approval and commercialization objectives. In addition, we have flexibly added capability and capacity through the use of contractors. We may not be able to retain the services of such personnel, which might result in delays in the operation of our business.
Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel, including in research, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms given the competition among numerous biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, failure to succeed in preclinical or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse impact on our business, financial condition, results of operations and prospects.
We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
As we advance our research and development programs, we may need to further increase the number of our employees and the scope of our operations, particularly in the areas of clinical development, biology, chemistry, manufacturing, general and administrative matters related to being a public company, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must:
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expand our general and administrative functions;

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identify, recruit, integrate, maintain and motivate additional qualified personnel;

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manage our development efforts effectively, including the initiation and conduct of clinical trials for our product candidates;

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establish and build a marketing and commercial organization; and

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improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our product candidates, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities, to managing these growth activities.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.
Our employees, principal investigators and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and consultants. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the EU and other jurisdictions, provide accurate information to Regulatory Authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with Regulatory Authorities, which could result in regulatory sanctions and cause serious harm to our reputation. Sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.
Clinical trial and product liability lawsuits against us could divert our resources and could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.
We face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in clinical trials, and we will face an even greater risk if we commercially sell any products that we develop, if approved. While we currently have no products that have been approved for commercial sale, the ongoing, planned, and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
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decreased demand for any product candidates or products that we may develop;

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termination of clinical trials;

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injury to our reputation and significant negative media attention;

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withdrawal of clinical trial participants;

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significant costs to defend any related litigation;

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substantial monetary awards to trial participants or patients;

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loss of revenue;

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reduced resources of our management to pursue our business strategy; and

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the inability to commercialize any products that we may develop.

Although we currently hold clinical trial liability insurance, we will need to maintain such insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to obtain and maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.
If the estimates we make, or the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our actual results may vary from those reflected in our accruals.
Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you, however, that our estimates, or the assumptions underlying them, will be correct.
Changes in United States and international trade policies, particularly with respect to China, may adversely impact our business and operating results.
The United States government has recently made statements and taken certain actions that may lead to potential changes to United States and international trade policies, including imposing several rounds of tariffs and export control and sanctions restrictions affecting certain products manufactured in China. Both China and the United States have each imposed tariffs indicating the potential for further trade barriers, including the United States Commerce Department adding numerous Chinese entities to its Unverified List, which requires United States exporters to go through more procedures before exporting goods to such entities. It is unknown whether and to what extent new tariffs, export controls, or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry. For example, in December 2025, the NDAA for Fiscal Year 2026 was enacted, which includes Section 851, commonly referred to as the “BIOSECURE Act.” The BIOSECURE Act restricts United States government agencies from procuring certain biotechnology equipment or services from, or entering into contracts with, entities that use biotechnology equipment or services from designated BCCs and from expending certain federal loan or grant funds for such equipment or services. While the BIOSECURE Act is primarily directed at United States government procurement and funding and has not yet been fully implemented through final regulations, there remains a continued policy interest in limiting United States companies’ relationships with biotechnology providers with relationships with foreign adversaries. The potential downstream adverse impacts on entities having only commercial relationships with any impacted biotechnology providers is unknown but may include supply chain disruptions or delays. Sustained uncertainty about or further escalating trade and political tensions between the United States and China may prevent or hinder the export of materials or technical information among us, our CDMOs and other relevant third parties, such as pharmaceutical partners, or could result in trade or retaliatory restrictions that may hinder or potentially inhibit our ability to rely on CDMOs and other service providers that operate in China. Further, regulatory or legislative action taken by the United States to impose restrictions on transactions with China, like the restrictions described above, could have the potential to severely restrict the ability of companies like ours to contract with Chinese BCCs, which could have adverse effects on the development of our product candidates and our business operations.
Any unfavorable government policies on international trade, such as export controls, economic sanctions, capital controls or tariffs, may increase the cost of manufacturing our product candidates and platform materials, affect our ability to commercialize our product candidates, if approved, and adversely affect the import or export of raw materials and product candidates used in our research, preclinical studies and clinical trials, particularly to the extent we rely on third-party suppliers, manufacturers or other service providers located in China. If any new tariffs, export controls, sanctions, legislation or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if either the United States or Chinese government takes retaliatory trade actions due to recent trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Ownership of Our Common Stock and This Offering
There has been no prior public market for our common stock, and an active trading market for our common stock may not develop.
Prior to this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, products, or technologies by using our common stock as consideration.
The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.
Our stock price is likely to be volatile. The stock market in general, and the market for biotechnology companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including: the commencement, enrollment, completion or results of preclinical and clinical trials of our product candidates or those of our competitors; the success of competitive products or technologies; commencement or termination of partnership, collaboration and licensing arrangements; regulatory or legal developments in the United States and other countries; developments or disputes concerning patent applications, issued patents or other proprietary rights; significant lawsuits, including patent or stockholder litigation; the recruitment or departure of key personnel; the level of expenses related to any of our product candidates or clinical development programs; the results of our efforts to discover, develop, acquire or in-license additional product candidates; actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts; variations in our financial results or those of companies that are perceived to be similar to us; changes in the structure of healthcare payment systems; market conditions in the biotechnology and high-tech sectors, including high interest rates and borrowing costs; general economic, industry and market conditions; and the numerous product candidates in our pipeline, the development of which could each generate news or significant AEs that could impact financial results or recommendations by securities analysts.
If our quarterly or annual results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our results may, in turn, cause the price of our stock to fluctuate substantially. We believe that period-to-period comparisons of our results are not necessarily meaningful and should not be relied upon as an indication of our future performance.
In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such allegations and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.
We may not be able to satisfy listing requirements of The Nasdaq Global Market (“Nasdaq”) or obtain or maintain a listing of our common stock on Nasdaq.
If, after listing, we fail to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement. Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.
Our quarterly and annual operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline and negatively impact our financing or funding ability, as well as negatively impact our ability to exist as a standalone company.
Our financial condition and operating results have varied in the past and will continue to fluctuate from quarter-to-quarter and year-to-year in the future due to a variety of factors, many of which are beyond our control and may be difficult to predict, including:
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the timing and cost of, and level of investment in our City Platform and our research, development and, if approved, commercialization activities relating to our product candidates, which may change from time to time;

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the timing and status of enrollment for clinical trials;

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the cost of manufacturing our product candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

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expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

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timing and amount of any milestone, royalty or other payments due under any current or future collaboration, license, or acquisition agreement;

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future accounting pronouncements or changes in our accounting policies;

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the timing and success or failure of preclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

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the timing of receipt of approvals for our product candidates from Regulatory Authorities in the United States and internationally;

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exchange rate and interest rate fluctuations;

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coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products; and

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the level of demand for our product candidates, if approved, which may vary significantly over time.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.
This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our future revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if any forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.
Future sales of our common stock in the public market could cause our stock price to fall.
Our stock price could decline as a result of sales of a large number of shares of our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon the completion of this offering, 51,721,168 shares of our common stock will be outstanding (or 53,387,834 shares of common stock will be outstanding assuming exercise in full of the underwriters’ option to purchase additional shares), based on our shares outstanding as of June 30, 2026, including 1,964,421 shares of restricted stock. All shares of our common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The resale of the remaining 40,610,057 shares, or 78.5% of our outstanding shares after this offering, is currently prohibited or otherwise restricted, subject to certain limited exceptions as described in the section titled “Underwriting,” as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters. However, subject to applicable securities law restrictions and excluding shares of our restricted stock that will remain unvested, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. Shares of our unvested restricted stock subject to repurchase or forfeiture that were issued and outstanding as of the date of this prospectus will become available for sale immediately upon the vesting of such shares, as applicable, and the expiration of any applicable market stand-off or lock-up agreements. Shares issued upon the exercise of stock options pursuant to future awards that may be granted under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market stand-off and lock-up agreements and Rule 144 and Rule 701 under the Securities Act. For more information see the section titled “Shares Eligible for Future Sale.”
Upon the completion of this offering, the holders of approximately 28,848,641 shares, or 55.8%, of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of our common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares to be issued under our equity incentive plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section titled “Underwriting.”

In addition, certain of our executive officers, directors and stockholders affiliated with our directors may enter into Rule 10b5-1 plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the executive officer, director or affiliated stockholder when entering into the plan, without further direction from the executive officer, director or affiliated stockholder. A Rule 10b5-1 plan may be amended or terminated in some circumstances. Our executive officers, directors and stockholders affiliated with our directors also may buy or sell shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.
In the future, we may also issue additional shares of our common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
You will suffer immediate and substantial dilution in the pro forma as adjusted net tangible book value of our common stock if you purchase in this offering. Based on the initial public offering price of $18.00 per share, after giving effect to this offering, purchasers of common stock in this offering will experience immediate dilution of $11.19 per share in pro forma as adjusted net tangible book value of our common shares. In addition, after giving effect to this offering, investors purchasing common stock in this offering will contribute 41.1% of the total amount invested by stockholders since inception but will only own 22.3% of the common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the section titled “Dilution” appearing elsewhere in this prospectus for a more detailed description of the dilution to new investors in the offering.
Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.
We may seek additional capital through public or private equity or debt financings, government or other third-party grants, asset sales, royalty financings, partnership, collaboration and licensing arrangements, or a combination of these approaches. To the extent that we raise additional capital through the sale of stock or convertible or exchangeable debt securities, warrants or other similar equity securities, your ownership interest could be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations and alliances and licensing arrangements with third parties or through asset sales, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.
The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock may decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
Our executive officers, directors, five percent stockholders and their affiliates beneficially own approximately 69.1% of our common stock and, upon closing of this offering, that same group will beneficially own approximately 51.5% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and without giving effect to (i) any purchases by such persons in this offering or (ii) options granted to certain of our employees and non-employee directors upon pricing of this offering). Therefore, even after this offering, these stockholders will have the ability to influence us through their ownership positions. For example, these stockholders, acting together, may be able to exert significant influence over matters such as elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.
Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.
Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.
To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.
We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering, and may not use these proceeds effectively, affecting our results of operations and causing a decline in our stock price.
Our management will have broad discretion in the application of our cash and cash equivalents, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse impact on our business, cause the price of our common stock to decline, and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” appearing elsewhere in this prospectus.
Provisions in our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.
Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:
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authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

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create a classified board of directors whose members serve staggered three-year terms;

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specify that special meetings of our stockholders can be called only by our board of directors;

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prohibit stockholder action by written consent;

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establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

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provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

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provide that our directors may be removed only for cause;

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specify that no stockholder is permitted to cumulate votes at any election of directors;

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expressly authorize our board of directors to make, alter, amend or repeal our amended and restated bylaws; and

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require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.
In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We do not currently intend to declare or pay cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
Our amended and restated bylaws which became effective upon the effectiveness of this registration statement of which this prospectus forms a part designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated bylaws which became effective upon effectiveness of the registration statement of which this prospectus forms a part provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of our current or former directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (iv) any action asserting a claim that is governed by the internal affairs doctrine (Delaware Forum Provision). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act of 1934, as amended (the “Exchange Act”). Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (“Federal Forum Provision”). In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
General Risk Factors
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives. We will be subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.
As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the federal securities laws, including the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including requirements to file annual, quarterly and event driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with the Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company” (“EGC”), as defined in the JOBS Act. We will remain an EGC until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which the market value of our common stock that is held by non-affiliates exceeds $700 million. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include: not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”); not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation; and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive, as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an EGC we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not EGCs.
If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting starting with our second filing of an Annual Report on Form 10-K.
Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy or consequent inability to produce accurate financial statements on a timely basis could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis cause investors to lose confidence in the accuracy and completeness of our financial reports and could cause the market price of our common stock to decline significantly.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
Our future ability to utilize our NOL carryforwards and certain other tax attributes may be limited.
Since our inception, we have incurred losses and we may never achieve profitability. As of December 31, 2025, we had United States federal net operating loss (“NOL”) carryforwards of $47.1 million (which generally are not subject to expiration), state NOL carryforwards of $49.2 million (which begin to expire in various amounts in 2045), United States federal research credit carryforwards of $2.0 million (which expire at various dates through 2045), and state research credit carryforwards of $1.2 million (which expire at various dates through 2040). Our unused United States federal NOLs may be carried forward to offset a portion of future taxable income, if any, but the deductibility of such United States federal NOL carryforwards in a taxable year is limited to 80% of taxable income in such year. Additionally, we continue to generate business tax credits, including research and development tax credits, which generally may be carried forward to offset a portion of future taxable income, if any, subject to expiration of such credit carryforwards. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as one or more shareholders or groups of shareholders that own at least five percent of the corporation’s equity increasing their equity ownership in the aggregate by more than 50 percentage points (by value) over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. Our prior equity offerings and other changes in our stock ownership have resulted in such ownership changes in the past. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change NOLs or other pre-change tax attributes to offset United States federal taxable income or taxes may be subject to limitations, which could potentially result in increased future tax liability to us. There is a risk that due to changes under the tax law, regulatory changes or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise be unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.
Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.
The rules dealing with United States federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, the United States Treasury Department and other taxing authorities. Changes to tax laws (which changes may have retroactive application) could adversely affect our business and our financial condition. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided or whether they could increase our tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability.
If our information technology systems or our infrastructure or those of third parties with whom we work, or our data, are or were compromised, we could experience adverse consequences resulting from such compromise that negatively impact our business and operations and subject us to liability.
In the ordinary course of our business, we and the third parties with whom we work, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets, and data related to our clinical trials (collectively, sensitive information). As a result, the confidentiality, integrity, and availability of our information technology systems and sensitive information, and those of the third parties with whom we work, are vulnerable to compromise or damage from a variety of threats, including cybersecurity attacks, malicious internet-based activity, online and offline fraud, and other similar activities. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.
We have experienced significant growth in the complexity of our data and the software tools that our hardware infrastructure supports. As a result, we rely significantly upon information technology systems and infrastructure owned and maintained by us or by third-party providers to process our sensitive information and to operate our business. We also outsource elements of our operations to, and obtain products and services from, third parties and engage in collaborations for drug design with third parties, each of which has or could have access to our sensitive information.
We deploy and operate an array of technical and procedural controls designed to reduce the risks to our information technology systems, infrastructure and sensitive information and to maintain the availability, confidentiality and integrity of our sensitive information, and we expect to continue to incur significant costs related to such detection and prevention efforts. While we continue to make investments to detect, mitigate, contain, and remediate vulnerabilities in our information technology systems, including through hiring qualified information technology personnel, conducting periodic cyber security awareness trainings, improving our information technology infrastructure and related controls, performing systematic back-ups of our data and systems, and conducting regular testing of our systems, there can be no assurance that our efforts will be effective. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.
Despite these efforts, we and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence (“AI”), and other similar threats.
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
With respect to cyber-attacks, the techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups and individuals with a range of motives (including industrial espionage) and expertise, such as organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. These risks may be heightened in connection with geopolitical events or in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce and distribute our goods and services.
The costs to detect, investigate, mitigate, contain and remediate actual and suspected cybersecurity breaches and incidents could be significant. We may not be able to anticipate all types of security threats and implement preventive measures effective against all such threats. In addition, remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.
Cybersecurity threats and other disruptions, including the unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to, our sensitive information or our information technology systems, or those of the third parties with whom we work, have become increasingly prevalent across industries, including the biotechnology industry, and may affect us in the future. From time to time, we have experienced cybersecurity events common to companies in our industry, such as phishing attempts, none of which has resulted in a material cybersecurity incident to date. However, there can be no assurance that we will not experience a material cybersecurity incident or other disruption in the future.
Additionally, despite our efforts to identify and address vulnerabilities in our information technology systems and infrastructure, we may not detect or remediate all vulnerabilities, including on a timely basis. We may also experience delays in developing and deploying remedial measures, security updates and patches designed to address identified vulnerabilities. Any such vulnerabilities could be exploited by threat actors and result in cybersecurity incidents or other disruptions.
The loss, corruption, unavailability of or damage to our data would interfere with and undermine the insights we draw from our City Platform and could impair the integrity of our clinical trial data, leading to potential regulatory delays or the inability to get our product candidates approved. If we do not accurately predict and identify our infrastructure requirements and failures and timely enhance our infrastructure, or if our remediation efforts are not successful, it could result in a material disruption of our business operations and development programs, including the loss or unauthorized disclosure of our sensitive information. A security breach or incident that leads to unauthorized acquisition, disclosure or other processing of our sensitive information could also affect our intellectual property rights and enable competitors to compete with us more effectively.
Likewise, as we work with third parties such as CROs, CDMOs, contractors and consultants, including for the manufacture of our product candidates and for the conduct of our clinical trials, similar events relating to their systems and operations could also have a material adverse effect on our business and lead to potential regulatory agency actions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in or denials of our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Any security compromise affecting us, our collaborators or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures, and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our sensitive information or systems, or inappropriate disclosure of sensitive information, we could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidates could be delayed, result in substantial costs and distract management. While we may be entitled to damages if the third parties with whom we work fail to satisfy their data privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.
We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
If we (or a third party with whom we work) experience failures, disruptions, security breaches and incidents, cyber-attacks we may experience material adverse consequences, such as government, enforcement measures, regulatory agency investigations, proceedings and other actions, penalties, fines, indemnification obligations, litigation (including class claims), negative publicity, monetary fund diversions, diversion of management attention, interruptions in our operations (including availability of data), financial loss, potential civil or criminal liability, collaborators’ loss of confidence, damage to our reputation and other consequences, which could materially adversely affect our business and results of operations.
Our contracts may not afford us limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. Relatedly, our contracts with third parties with whom we work may limit the types and/or amounts of damages that we can recover from those third parties, even where the third party is responsible for a privacy or cybersecurity incident or violation. While we maintain insurance coverage for certain expenses and liabilities related to failures or breaches of our information technology systems, it may not be adequate or sufficient to cover all losses associated with such events. In addition, such insurance may not be available to us in the future on commercially reasonable terms or at all. Furthermore, if the information technology systems of third parties with whom we work become subject to disruptions or security breaches or incidents, we may have insufficient recourse against them.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of ours, our customers, or clinical trial participants could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative AI technologies.
Issues relating to our current and planned use of AI in the identification of our programs and the engineering and development of our product candidates could adversely affect our business and operating results.
We currently incorporate certain AI solutions, among other technologies and capabilities, into our City Platform in a limited capacity, and we plan to expand our use of AI in our research and development activities in the future. There are risks involved in utilizing AI, including that AI-generated content, analyses, or recommendations we utilize could be deficient, that our competitors may more quickly or effectively adopt AI capabilities, or that our use of AI or other emerging technologies increases regulatory, cybersecurity and other significant risks. If any AI systems we use or develop fail to achieve their intended purposes — such as assisting in the identification of viable product candidates or targets, predicting biological outcomes, or producing reproducible results — our product development efforts may be delayed or unsuccessful. If we are unable to successfully integrate and manage AI within our business as we expand our use of such technologies, or if AI fails to deliver the expected benefits, our ability to develop our programs and product candidates could be materially adversely affected.
Issues relating to the use of new and evolving technologies such as AI may cause us to experience brand or reputational harm, competitive harm, legal liability and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues. Known risks of AI generally include inaccuracy, hallucinations, bias, intellectual property infringement or misappropriation, data privacy and cybersecurity issues and data provenance disputes. Perceived or actual technical, legal, compliance, privacy, security, ethical or other issues relating to the use of AI in biopharmaceutical development may cause public confidence in AI to be undermined, which could slow market acceptance of product candidates discovered or developed with the assistance of AI. In addition, litigation or government regulation related to the use of AI may adversely impact our ability to identify programs and engineer and develop product candidates using AI, as well as increase the cost and complexity of doing so. For example, regulators may limit our ability to develop or implement AI models and algorithms and/or may eliminate or restrict the confidentiality of our proprietary technology, or may limit our ability to secure intellectual property rights to technologies created with the assistance of AI, which could have an adverse effect on our business, results of operations and financial condition.
We also face competition from other companies that use AI and related methods for drug engineering and development, some of which have more resources than we do and may have developed more effective methods than we and any third-party collaborators have, which may reduce our and any third-party collaborators’ effectiveness in identifying potential product candidates and attracting additional collaborators to work with us. In particular, biotechnology companies based in China present both known and emerging competitive threats to our business. Many of these companies operate within innovation ecosystems characterized by substantial government investment, access to large and rapidly expanding biological and clinical datasets, and accelerated regulatory or funding pathways. These factors may allow Chinese biotechnology companies to develop, train and deploy advanced computational models, drug discovery platforms or biologic design technologies more rapidly or at lower cost than we can. If our competitors are able to utilize new technologies more effectively (including but not limited to those that may involve AI or be created using AI) to discover, develop and commercialize products that compete with any of our programs and product candidates, such technologies could adversely impact our ability to compete.
Further, AI may have or produce errors or inadequacies that are not easily detectable. The quality of AI outputs depends heavily on the quality and quantity of input data. If the data used to train AI or the content, analyses or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, incomplete, hallucinatory, overbroad or biased, our business, financial condition and results of operations may be adversely affected. Developing, testing and deploying AI systems may also increase the cost profile of our operations due to the nature of the computing costs involved in such systems, which could adversely affect our business and operating results.
The legal landscape and legal protection for the use of AI remains uncertain, and the use of AI in drug discovery and development introduces evolving risks related to ownership, inventorship and protection of intellectual property generated by or with the assistance of AI technologies. For example, generative AI may be used improperly or inappropriately, which could lead to the tainting of our proprietary information and render us unable to qualify for certain patent or trade secret protection. Moreover, if our vendors, employees, suppliers or contractors with access to our proprietary and confidential information and know-how were to disclose such information as inputs to third-party AI tools, this could lead to loss of trade secret protection and otherwise impact our ability to realize the benefit of our intellectual property. If we do not have sufficient rights to collect or use the data on which any AI we utilize relies or to the outputs produced by our City Platform, we may incur liability through the alleged violation of certain laws, third-party privacy rights, online terms of service or other contracts to which we or our data providers are a party. In addition, we rely on third-party software and hardware for our City Platform. If the relevant software or hardware, or updates to such software or hardware, were to become unavailable to us in the future on reasonable commercial terms, or if they became the subject of allegations of intellectual property infringement, our ability to continue to use our City Platform could be affected. Regulatory and legal frameworks governing inventions created with or using AI are still developing and may create uncertainty regarding our ability to secure and enforce rights in such inventions.
AI presents risks and challenges that can impact our business including regulatory, compliance, reputational, and competitive risks arising from our use of AI tools and evolving legal requirements.
Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, AI presents risks and challenges that could impact our business. As part of our City Platform, we use proprietary AI/ML molecular-design capabilities to support the discovery, design and engineering of RNAi trigger molecules and product candidates, and we may continue to expand our use of AI/ML and other computational tools in our research and development activities. Our vendors may also incorporate AI technologies into their products and services, including without specifically identifying the use of such technologies to us, and the providers of these AI technologies may not meet existing or evolving regulatory or industry standards with respect to data privacy, security or other legal requirements.
A growing number of federal, state, and international legislators, agencies and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of AI, and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of AI and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For example, the EU’s Artificial Intelligence Act (“AI Act”) may apply to us. This legislation imposes significant obligations on providers and deployers of AI systems and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. In addition, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. The FDA, for example, issued draft guidance on the use of AI in regulatory decision-making for drug and biological products, which centers on the context of use while establishing a credibility assessment framework for establishing and evaluating AI model outputs intended to support regulatory decision-making. If we develop or use AI systems governed by these laws or regulations, including as informed by regulatory guidance, we would need to meet higher standards of data quality, transparency, monitoring and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance. We expect other jurisdictions will adopt similar laws. Uncertainty in the legal regulatory regime may require significant resources to modify and maintain business practices to comply with United States and non-United States laws, the nature of which cannot be determined at this time. Non-compliance or perceived non-compliance may lead to significant fines or significant restrictions on our ability to conduct our business activities.
We, and the third parties with whom we work are subject to a variety of stringent and evolving United States and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Any actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, significant fines or other penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse business consequences.
In the ordinary course of our business, we and the third parties with whom we work process sensitive information. Our data processing activities subject us to numerous, evolving data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security.
The legislative and regulatory framework for the processing of sensitive information worldwide is rapidly evolving in a manner that is increasingly stringent and, globally, this legal and regulatory framework is likely to remain uncertain for the foreseeable future.

In the United States, numerous federal, state and local laws and regulations, including federal health information privacy laws, state information security and data breach notification laws, federal consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), state consumer protection and privacy laws and other similar laws (e.g., wiretapping and communications interception laws) govern the processing of health-related and other sensitive information. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information. At the state level, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While existing state comprehensive privacy laws exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work.
Regulators and legislators in the United States are increasingly scrutinizing and restricting certain personal data transfers and transactions involving foreign countries. For example, the United States Department of Justice issued a rule entitled the Preventing Access to United States Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving (e.g., China, Russia, Iran) and covered persons (e.g., individuals who are designated as such by the United States Attorney General or considered “foreign persona” and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule does not exempt key-coded or otherwise anonymized, pseudonymized, de-identified or encrypted data, which presents particular challenges for companies like ours and may impact our ability to engage in transactions or agreements with certain third parties in the future.
Outside the United States, an increasing number of laws, regulations and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s General Data Protection Regulation (“UK GDPR” and, together with the EU GDPR, “GDPR”) impose strict requirements for processing personal data including relating to processing of sensitive information (such as health data). Under GDPR, companies may face temporary or definitive bans on data processing and other corrective activities, fines of up to €20 million under the EU GDPR (£17.5 million GBP under the UK GDPR) or, in each case, 4% of annual global revenues, whichever is greater, and private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
Our employees and personnel use generative AI and/or automated decision-making technologies to perform their work, and the disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating AI and/or automated decision-making technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI and/or automated decision-making technologies, it could make our business less efficient and result in competitive disadvantages.
In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. However, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the UK have significantly restricted the transfer of personal data to the United States and other countries. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum and the EU-United States Data Privacy Framework (“Framework”) and the UK extension thereto (which allows for transfers to relevant United States-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States (or other countries), or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activities activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.
Additionally in the EEA, the NIS 2 Directive (“NIS 2”) regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. To the extent we are subject to NIS 2, we will require additional investment of our resources in compliance programs. Under NIS 2 companies may be subject to administrative fines of up to the higher amount of €10 million or 2% of worldwide turnover.
In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems and practices and to those of any third parties with whom we work.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work, including CROs supporting our clinical trials, clinical trial sites with whom we have contracted and other third parties supporting our clinical trials, may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar); litigation (including class-action claims), and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects, including but not limited to: loss of customers; interruptions or stoppages in our business operations

(including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.
Our business could be affected by litigation, government investigations and enforcement actions.
We currently operate and plan to operate in a highly regulated industry and we could now or in the future be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other allegations and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.
Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations. Even if such a proceeding, investigation or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources and cause reputational harm.
Employee litigation and unfavorable publicity could negatively affect our future business.
Our employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile workplace, discrimination, wage and hour disputes, sexual harassment or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment allegations generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these allegations have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their business. If we were to face any employment-related allegations, our business could be negatively affected.
Unfavorable United States or global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and financial markets. The global economy and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, rising inflation, uncertainty from changes in tariff policies, fluctuating interest rates, declines in economic growth, global supply chain disruptions and uncertainty about economic stability. The global economy and financial markets may also be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events, including the ongoing war in Ukraine, the Israel-Gaza conflict and the increasingly strained relationship between the United States and China. Sanctions imposed by the United States and other countries in response to such conflicts may adversely impact the financial markets and the global economy, and the economic countermeasures by the affected countries or others could exacerbate market and economic instability.
There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for any product candidates or products we may develop and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. If the equity and credit markets deteriorate, it may make any necessary equity or debt financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could impair our ability to achieve our growth strategy, could harm our financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that our current or future service providers, CDMOs or other collaborators may not survive such difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
A decline in the federal budget, changes in spending or budgetary priorities of the United States government, a prolonged United States government shutdown or delays in contract awards may significantly and adversely affect our future revenues, cash flow and financial results.
In recent years, United States government appropriations have been affected by larger United States government budgetary issues and related legislation. As a result, the Department of Defense funding levels have fluctuated and have been difficult to predict. Future spending levels are subject to a wide range of factors, including Congressional action. In addition, in the past, United States debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although United States lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the United States government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions.
As a result, government spending levels are difficult to predict beyond the near term due to numerous factors, including the external threat environment, future government priorities and the state of government finances. Significant changes in government spending or changes in United States government priorities, policies and requirements could have a material adverse effect on our results of operations, financial condition or liquidity.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect our Company, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.
The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:
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delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

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potential or actual breach of statutory, regulatory or contractual obligations, including obligations that require us to maintain letters of credit or other credit support arrangements; and

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termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the United States or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity, our current and/or planned business operations, and our current or projected financial condition and results of operations.
In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our suppliers, which in turn, could have a material adverse effect on our current and/or planned business operations and our current or projected results of operations and financial condition. For example, a customer may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any customer, collaborator or supplier bankruptcy or insolvency, or the failure of any customer or collaborator to make payments when due, or any breach or default by a customer, collaborator or supplier, or the loss of any significant supplier or collaborator relationships, could result in material losses to the Company and may have a material adverse impact on our business.
The increasing use of social media platforms presents risks and challenges.
We and our employees are increasingly utilizing social media tools as a means of communication both internally and externally. Despite our efforts to monitor evolving social media communication guidelines and comply with applicable rules, there is risk that the use of social media by us or our employees to communicate about our product candidates, operations, or business may cause us to be found in violation of applicable legal or contractual requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, collaboration partners, and others, and which could have an adverse effect on our business, financial conditions and results of operations. Furthermore, negative posts or comments about us or our product candidates in social media could seriously damage our reputation, brand image and goodwill.
In addition, it is possible for individuals or groups to target companies with disruptive social media campaigns related to a request for access to unapproved drugs for patients with significant unmet medical need. If we experience a similar social media campaign regarding our decision to provide or not provide access to our product candidates under an expanded access policy, our reputation may be negatively affected and our business may be harmed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:
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advance our product candidates through preclinical and clinical development, including continuing the Phase 1 clinical trial for CITY-FXI and advancing other programs through preclinical and clinical development;

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the initiation, timing, progress and results of our research and development programs, preclinical studies and clinical trials for our current or future product candidates and effectiveness of our City Platform;

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the ability of clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results, and the ability of our preclinical studies and earlier clinical trials to predict later clinical trial results;

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the timing, scope and likelihood of regulatory filings and approvals of our product candidates;

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the implementation of our business model, and strategic plans for our business, programs, and current and future product candidates;

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our ability to obtain additional cash and the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements;

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the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

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the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

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our potential and ability to successfully manufacture and supply our current and future product candidates for clinical trials and for commercial use, if approved;

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our ability to leverage programs within our initial target indications and to progress additional programs to further develop our pipeline;

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the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

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developments relating to our competitors and our industry, including competing product candidates and RNAi therapeutics;

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developments related to our proprietary City Platform;

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existing regulations and regulatory developments in the United States and other jurisdictions;

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our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;

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expectations regarding future events under collaboration and licensing agreements, including potential future payments, as well as our plans and strategies for entering into further collaboration and licensing agreements;

•
general economic, industry and market conditions, including fluctuating interest rates and inflationary pressures;

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our ability to attract and retain key scientific and management personnel;

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our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

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our anticipated use of our existing cash and cash equivalents and the proceeds from this offering.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.
The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.
Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.
This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications.

USE OF PROCEEDS
We estimate that our net proceeds from the sale of 11,111,111 shares of our common stock in this offering will be approximately $181.5 million (or approximately $209.4 million if the underwriters exercise their option to purchase additional shares of our common stock in full), based on the initial public offering price of $18.00 per share, and after deducting underwriting discounts and commissions and offering expenses payable by us.
The principal purposes of this offering are to create a public market for our common stock and thereby facilitate future access to the public equity markets, increase our visibility in the marketplace and obtain additional capital. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:
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approximately $30.0 million to fund the clinical development of CITY-FXI, including our ongoing Phase 1 clinical trial and the initiation of a Phase 2 TKA study;

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approximately $20.0 million to fund the clinical development of CITY-RBP4, including our Phase 1 clinical trial and preparations for later-stage clinical development for the treatment of Stargardt disease and GA;

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approximately $40.0 million to fund the clinical development of CITY-TFR2, including an IIT in China and the Phase 1/2 clinical trial, both focused on the treatment of anemia associated with myelofibrosis;

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approximately $70.0 million to advance our City Platform, including continued investment to advance cityRNA triggers (CITY-O02 and CITY-C02) to the pipeline, as well as additional preclinical product candidates toward IND or IND-equivalent submission and clinical development; and

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the remainder for working capital and other general corporate purposes.

We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations into late 2028. We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect.
Our expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We expect that we will require additional capital in order to fund the development of our product candidates beyond the specific activities described above, and we will require substantial additional capital to complete later stages of clinical development of, obtain regulatory approval for, and commercialize any of our product candidates. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or technologies to continue to build our pipeline, research and development capabilities and our intellectual property position, although we currently have no agreements, commitments or understandings with respect to any such transaction.
Due to the many inherent uncertainties in the development of our programs and product candidates, the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, timing of patient enrollment and evolving regulatory requirements, the timing and success of preclinical studies, our ongoing or future clinical trials, the timing of regulatory submissions, any strategic alliances that we may enter into with third parties or strategic opportunities that become available to us, and other factors described in “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs.

Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the United States government. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We do not intend to declare or pay cash dividends to our stockholders in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.
In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, and restricted cash and total capitalization as of June 30, 2026:
•
on an actual basis;

•
on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 28,848,641 shares of common stock immediately prior to the completion of this offering, (ii) the automatic conversion of the outstanding principal and accrued interest under the Biogen Note into an aggregate of 2,133,788 shares of our common stock immediately prior to the completion of this offering, at a conversion price equal to 85% of the initial public offering price of $18.00 per share, including a change in the fair value of the Biogen Note liability of $5.3 million based on the initial public offering price of $18.00 per share, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•
on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of 11,111,111 shares of common stock in this offering at the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and offering expenses payable by us.

The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.
	As of June 30, 2026
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted
Cash, cash equivalents, and restricted cash	$172,109	$172,109	$353,833
Convertible notes, net (including current portion)	$33,089	$—	$—
Convertible preferred stock (Series Seed, A, B, and B-1), par value $0.0001 per share; 26,266,656 shares authorized, issued, and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	256,056	—	—
Stockholders’ deficit:
Preferred stock, par value $0.0001 per share; no shares authorized, issued, and outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share; 42,350,000 shares authorized, 9,627,628 shares issued, 7,663,207 shares outstanding, actual; 500,000,000 shares authorized, 40,610,057 shares issued, 38,645,636 shares outstanding, pro forma; 500,000,000 shares authorized, 51,721,168 shares issued, 49,756,747 shares outstanding, pro forma as adjusted	—	3	4
Additional paid-in capital	10,830	305,291	486,790
Accumulated deficit	(142,547)	(147,866)	(147,866)
Total stockholders’ (deficit) equity	$(131,717)	157,428	338,928
Total capitalization	$157,428	$157,428	$338,928
The number of shares of common stock that will be outstanding after this offering on a pro forma and pro forma as adjusted basis is based on 40,610,057 shares of common stock (which includes 1,964,421 shares of restricted common stock subject to repurchase or forfeiture) outstanding as of June 30, 2026 after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and the Biogen Note into an aggregate of 30,982,429 shares of our common stock immediately prior to the completion of this offering, and excludes:

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5,404,513 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2026 under our 2023 Plan, with a weighted-average exercise price of $1.97 per share;

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988,458 shares of common stock issuable upon exercise of outstanding stock options granted after June 30, 2026 under our 2023 Plan, with a weighted-average exercise price of $8.64 per share;

•
424,060 shares of common stock issuable upon the exercise of stock options granted after June 30, 2026 under our 2026 Plan to certain of our employees and non-employee directors in connection with this offering, with an exercise price equal to the initial public offering price of $18.00 per share;

•
1,482,874 shares of common stock reserved for future issuance as of June 30, 2026 under our 2023 Plan, which ceased to be available for issuance at the time that our 2026 Plan became effective;

•
6,516,101 shares of our common stock reserved for future issuance under our 2026 Plan, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under our 2023 Plan that expire or are repurchased, forfeited, cancelled or withheld; and

•
503,322 shares of common stock reserved for future issuance under our ESPP, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book deficit as of June 30, 2026 was a deficit of $132.6 million, or $17.31 per share of our common stock. Our historical net tangible book deficit represents the amount of our total tangible assets (net of deferred offering costs) less our total liabilities and convertible preferred stock. Historical net tangible book deficit per share represents historical net tangible book deficit divided by the number of shares of our common stock outstanding as of June 30, 2026 (which excludes 1,964,421 shares of restricted common stock subject to repurchase or forfeiture).
Our pro forma net tangible book value as of June 30, 2026 was $156.5 million, or $4.05 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets (net of deferred offering costs) less our total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2026, after giving effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 28,848,641 shares of our common stock immediately prior to the completion of this offering and (ii) the automatic conversion of the outstanding principal and accrued interest under the Biogen Note into an aggregate of 2,133,788 shares of our common stock immediately prior to the completion of this offering, at a conversion price equal to 85% of the initial public offering price of $18.00 per share.
After giving further effect to the sale of 11,111,111 shares of common stock that we are offering at the initial public offering price of $18.00 per share, and after deducting underwriting discounts and commissions and offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $339.0 million, or $6.81 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $2.76 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $11.19 per share to new investors purchasing shares of common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):
Initial public offering price per share		$18.00
Historical net tangible book deficit per share as of June 30, 2026	$(17.31)
Increase in net tangible book value per share attributable to the pro forma adjustment described above	21.36
Pro forma net tangible book value per share as of June 30, 2026	4.05
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	2.76
Pro forma as adjusted net tangible book value per share after this offering		6.81
Dilution per share to new investors participating in this offering		$11.19
If the underwriters exercise their option to purchase up to 1,666,666 additional shares of our common stock in full, the pro forma as adjusted net tangible book value after the offering would be $7.13 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $3.08 per share and the dilution per share to new investors would be $10.87 per share, in each case based on the initial public offering price of $18.00 per share.
The following table summarizes on the pro forma as adjusted basis described above, as of June 30, 2026, the differences between the number of shares of common stock purchased from us by our existing stockholders and common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the initial public offering price of $18.00 per share, before deducting underwriting discounts and commissions and offering expenses payable by us.
	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands, except share, per share and percent data)
Existing stockholders before this offering	38,645,636	77.7%	$286,801	58.9%	$7.42
New investors purchasing shares in this offering	11,111,111	22.3%	200,000	41.1%	$18.00
Total	49,756,747	100.0%	$486,801	100.0%
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 75.2% of the total number of shares of our common stock outstanding after this offering, and the number of shares of our common stock held by new investors purchasing common stock in this offering would be increased to 24.8% of the total number of shares of our common stock outstanding after this offering.
The foregoing tables and calculations (other than the historical net tangible book deficit calculation) are based on 38,645,636 shares of common stock (which excludes 1,964,421 shares of restricted common stock subject to repurchase or forfeiture) outstanding as of June 30, 2026, after giving effect to the automatic conversion of outstanding shares of our convertible preferred stock and the Biogen Note into shares of common stock immediately prior to the completion of this offering, and excludes:
•
5,404,513 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2026 under our 2023 Plan, with a weighted-average exercise price of $1.97 per share;

•
988,458 shares of common stock issuable upon exercise of outstanding stock options granted after June 30, 2026 under our 2023 Plan, with a weighted-average exercise price of $8.64 per share;

•
424,060 shares of common stock issuable upon the exercise of stock options granted after June 30, 2026 under our 2026 Plan to certain of our employees and non-employee directors in connection with this offering, with an exercise price equal to the initial public offering price of $18.00 per share;

•
1,482,874 shares of common stock reserved for future issuance as of June 30, 2026 under our 2023 Plan, which ceased to be available for issuance at the time that our 2026 Plan became effective;

•
6,516,101 shares of our common stock reserved for future issuance under our 2026 Plan, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under our 2023 Plan that expire or are repurchased, forfeited, cancelled or withheld; and

•
503,322 shares of common stock reserved for future issuance under our ESPP, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

To the extent that outstanding options are exercised, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes, as well as other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, strategies, objectives, expectations, intentions, and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.” Unless otherwise indicated, all references in this section to the “company,” “we,” “our,” “us,” or similar terms refer to City Therapeutics, Inc. and its wholly owned subsidiary.
Overview
We are a clinical-stage biotechnology company developing the next-generation of RNAi therapeutics designed to silence the expression of disease-relevant proteins, with the aim of delivering meaningful and durable benefits for patients in need. The City Platform is the engine behind every therapeutic we develop. Our City Platform is designed to integrate three core capabilities: RNAi trigger engineering, novel delivery conjugates designed to enable tissue selectivity, and target discovery and selection enabled by our insights into human genetics. Critical to every RNAi medicine is the trigger that harnesses the cellular RNAi machinery to silence a disease-relevant gene. Our most advanced product candidate, CITY-FXI, is a City-engineered GalNAc-conjugated siRNA therapeutic targeting FXI for the prevention and treatment of thrombosis. CITY-FXI is currently in a Phase 1 clinical trial. Our second product candidate, CITY-RBP4, is a City-engineered GalNAc-conjugated siRNA therapeutic, in development for the treatment of Stargardt disease, which is the most common inherited macular degenerative disease in children and young adults, and other ocular diseases. In mid-2026, we filed an application for CITY-RBP4 to initiate a Phase 1 clinical trial in late 2026. Our third program, CITY-TFR2, is a City-engineered GalNAc-conjugated siRNA therapeutic in development for the treatment of anemia of chronic disease. An IIT for CITY-TFR2 is expected to begin in China for the treatment of anemia in myelofibrosis patients in late 2026, and we plan to file an IND or IND-equivalent application in late 2026 and initiate a Phase 1/2 study for CITY-TFR2 in early 2027. In addition to our wholly owned pipeline, we have entered into research collaboration and license agreements with two industry collaboration partners: in July 2024, we entered into the B+L Agreement with Bausch + Lomb, focused on the discovery and development of intravitreally administered RNAi therapeutics in ocular diseases; and in May 2025, we entered into the Biogen Agreement with Biogen, focused on the discovery and development of RNAi triggers for use in systemic delivery of RNAi to treat neurodegenerative conditions. In addition, we entered into the OSIF License Agreement with OSIF in October 2023, pursuant to which OSIF granted us an exclusive, royalty-bearing license to certain patent rights relating to the originating technology underlying cityRNAs and certain other aspects of our technology platform.
We were incorporated in the State of Delaware in July 2023. We have our principal executive offices located in Cambridge, Massachusetts. Our wholly owned subsidiary, City Therapeutics Securities Corporation, is a Massachusetts securities corporation.
We have devoted substantially all of our efforts to research and development activities, advancing development of the portfolio of programs and platforms, raising capital, developing and maintaining our intellectual property, hiring personnel, and providing general and administrative support for these operations. Since inception, we have funded our operations with proceeds from the issuance and sale of convertible preferred stock, including $4.5 million in gross proceeds from sales of our Series Seed convertible preferred stock from September 2023 through March 2024, $134.7 million in gross proceeds from sales of our Series A convertible preferred stock from April 2024 through December 2024, and $99.5 million in gross proceeds from sales of our Series B convertible preferred stock from May 2026 through June 2026, the issuance of convertible notes in the amounts of $10.0 million and $30.0 million to Bausch + Lomb in July 2024 and Biogen in May 2025, respectively, and from non-refundable upfront payments of $5.0 million and $16.0 million from our collaboration arrangements with Bausch + Lomb in July 2024 and Biogen in June 2025, respectively. As of June 30, 2026, we had cash, cash equivalents, and restricted cash of $172.1 million.
We have incurred significant operating losses since our inception and expect to continue to generate operating losses for the foreseeable future. Our ability to generate revenue from product sales sufficient to achieve profitability will depend on the successful development and eventual commercialization of any product candidates we may develop. For the years ended December 31, 2024 and 2025, we had a net loss of $27.8 million and $58.5 million, respectively, and $24.3 million and $53.4 million for the six months ended June 30, 2025 and 2026, respectively. As of December 31, 2025 and June 30, 2026, we had an accumulated deficit of $89.1 million and $142.5 million, respectively. We expect our expenses and operating losses will increase substantially as we:
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advance our product candidates through preclinical and clinical development, including continuing the Phase 1 clinical trial for CITY-FXI and advancing other programs through preclinical and clinical development;

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seek regulatory approvals for our product candidates that successfully complete clinical trials from Regulatory Authorities;

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hire additional clinical, quality control, medical, scientific, and other technical personnel to support the clinical development of our product candidates;

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expand our internal capabilities to support clinical-stage development;

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increase our headcount as we expand our research and development organization and pre-commercial planning activities;

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undertake any activities to establish sales, marketing, and distribution capabilities in preparation for commercialization, as applicable, including hiring additional personnel to support such operations;

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seek to identify, acquire, and develop additional product candidates where we can leverage our City Platform, including through business development efforts to invest in or in-license other technologies or product candidates;

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maintain, expand, and protect our intellectual property portfolio;

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experience heightened regulatory scrutiny;

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make milestone, royalty, or other payments due under the OSIF License Agreement, and any future in-license or collaboration agreements with third parties; and

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incur additional legal, audit, regulatory, tax and other expenses associated with operating as a public company.

We do not expect to generate any revenue from product sales unless and until we successfully complete the clinical development or future clinical development of, and obtain regulatory approval for, one or more of our current or future product candidates, which may not occur for several years, if at all. In addition, if we obtain marketing approval for our product candidates and any other product candidates we may identify and pursue, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.
Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and planned clinical trials and our expenditures on other research and development activities. There can be no assurance that our research and development efforts will be successfully completed, that adequate protection for our intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if our product development efforts are successful, it is uncertain when, if ever, we will generate significant revenue from product sales. We operate in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, we are dependent upon the services of our employees and consultants. Accordingly, until such time as we can generate significant revenue from our existing or future product candidates, if ever, we expect to finance our cash needs through private and public equity financings, additional collaborations, strategic alliances and marketing, distribution or license arrangements. See the section titled “Liquidity and Capital Resources.” However, we may be unable to obtain financing on acceptable terms, or at all, and we may not be able to enter into additional collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of our stockholders. Our inability to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, scale back or discontinue some or all of our research and development programs, product portfolio expansion efforts or commercialization efforts. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all.
We believe, based on our current operating plan, that our cash and cash equivalents as of June 30, 2026, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into late 2028. See sections titled “Use of Proceeds,” “Liquidity and Capital Resources,” “Risk Factors — Risks Related to Our Limited Operating History, Financial Condition and Need for Additional Capital,” and Note 1 to our audited consolidated financial statements.
Components of Results of Operations
The following discussion summarizes the key components of our results of operations.
Collaboration Revenue
Our revenue to date has been generated primarily from our research collaboration and license agreements with Bausch + Lomb and Biogen. We recognize revenue under these arrangements over time as we perform the research services using an input method which is based on the actual costs incurred relative to total costs expected to be incurred. We have not generated any revenue from product sales and do not expect to do so for the foreseeable future. We expect that any revenue we generate from our existing collaborations will fluctuate from period to period based on the timing of our research and development activities, and our ability to achieve specified milestones. If we enter into additional collaboration or license agreements with third parties, we may generate revenue in the future from payments from such collaboration or license agreements, or any combination thereof. However, there can be no assurance as to when we will generate such revenue, if at all.
Operating Expenses
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development costs include salaries, stock-based compensation and other employee benefit expenses, consultants, costs of funding research performed by third parties on our behalf, lab-related supplies, and allocated facility-related expenses. We do not track, record or maintain personnel-related expenses or other indirect or shared operating costs incurred for our research and development programs on a program-by-program basis, because our personnel and other resources are deployed across multiple product candidates and research and development programs and, as a result, these costs are not separately identifiable by program.
Non-refundable advance payments for goods and services to be received in the future for use in research and development activities are recorded as prepaid expenses on the accompanying consolidated balance sheets. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered.
We record accrued liabilities for estimated costs of research and development activities conducted by third-party service providers. We accrue these costs based on factors such as estimates of the work completed and in accordance with agreements established with our third-party service providers under the service agreements. We make significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, we adjust our accrued liabilities. The historical accrual estimates made by us have not been materially different from the actual costs.
We expect research and development expenses to increase as we continue advancing our current and future product candidates through preclinical and clinical development and invest in the development of additional product candidates.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation expense, for our personnel in executive, business development, legal, finance and accounting, human resources and other administrative functions. General and administrative expenses also include consulting fees, facility costs not otherwise included in research and development expenses, fees paid for accounting and tax services, insurance expenses, and legal costs consisting of general corporate legal fees and patent legal fees.
We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expansion of our business, particularly in support of development of product candidates and our continued research and clinical development activities. We will also incur significant costs associated with being a public company, including increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs, as well as expenses related to services associated with maintaining compliance with the requirements of the Nasdaq Stock Market, the SEC, and investor relations costs.
Total Other Income (Expense), Net
Total other income (expense), net, consists primarily of (i) interest income earned on our cash and cash equivalents, (ii) interest expense on our convertible notes (the “Original Notes”) issued to ARCH Venture Fund XII L.P. (“ARCH”) and one of our founders (the “Founder”), as well as the convertible note issued to Bausch + Lomb (“B+L Note”) and the Biogen Note in connection with our research collaboration and license agreements, (iii) the changes in the fair value of these convertible notes recorded through earnings as they were accounted for under the fair value option, and (iv) gain resulting from our lease modification.
Results of Operations
Comparison of the years ended December 31, 2024 and 2025
The following table summarizes our results of operations (in thousands):
	For the year ended December 31,
	2024	2025	Change
Collaboration revenue	$2,778	$13,562	$10,784
Operating expenses:
Research and development	25,682	58,420	32,738
General and administrative	6,186	15,064	8,878
Total operating expenses	31,868	73,484	41,616
Loss from operations	(29,090)	(59,922)	(30,832)

	For the year ended December 31,
	2024	2025	Change
Other income:
Interest income	2,397	4,208	1,811
Interest expense	(448)	(2,257)	(1,809)
Other expense, net	(695)	(534)	161
Total other income, net	1,254	1,417	163
Net loss	$(27,836)	$(58,505)	$(30,669)

Collaboration Revenue
The following table summarizes our collaboration revenues (in thousands):
	For the year ended December 31,
	2024	2025	Change
Revenue recognized from B+L Agreement	$2,778	$7,123	$4,345
Revenue recognized from Biogen Agreement	—	6,439	6,439
Total Revenue	$2,778	$13,562	$10,784
Our collaboration revenue increased by $10.8 million, from $2.8 million for the year ended December 31, 2024 to $13.6 million for the year ended December 31, 2025. The increase was attributed to $6.4 million from the Biogen Agreement, which was executed during 2025, and an increase of $4.3 million pursuant to the B+L Agreement as we continued to perform research and development activities since its execution in July 2024.
Research and Development Expenses
The following table summarizes our research and development expenses (in thousands):
	For the year ended December 31,
	2024	2025	Change
Direct costs:
CITY-FXI	$5,694	$12,161	$6,467
CITY-RBP4	2,981	7,109	4,128
CITY-TFR2	1,104	2,985	1,881
Ocular	919	2,563	1,644
CNS	240	2,711	2,471
Indirect costs:
Personnel-related expenses (excluding stock-based compensation)	4,938	10,498	5,560
Stock-based compensation	445	955	510
Other indirect research and development	9,361	19,438	10,077
Total research and development expenses	$25,682	$58,420	$32,738
Research and development expenses increased by $32.7 million, from $25.7 million for the year ended December 31, 2024 to $58.4 million for the year ended December 31, 2025. The increase in research and development expenses reflects continued advancement of multiple pipeline programs from discovery into IND- and IND-equivalent-enabling development and clinical-stage activities, expansion of our collaboration programs, and continued investment in our platform and research infrastructure, including:

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$6.5 million of increased costs associated with our lead program, CITY-FXI, which was primarily due to IND or IND-equivalent and manufacturing costs such as CMC activities, drug substance and drug product manufacturing, as well as preclinical and toxicology studies and clinical readiness costs ahead of the filing of the IND or IND-equivalent application;

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$4.1 million of increased costs associated with CITY-RBP4, which was attributed to increased preclinical and IND or IND-equivalent-enabling activities such as preclinical pharmacology and toxicology studies, CMC activities, drug-metabolism and pharmacokinetics studies, as we advanced CITY-RBP4 toward a planned IND or IND-equivalent application filing;

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$1.9 million of increased costs associated with our CITY-TFR2 program, which was primarily due to increased preclinical research and discovery activities as we advanced our CITY-TFR2 program;

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$1.6 million of increased costs associated with research activities performed under the B+L Agreement, which was executed in July 2024;

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$2.5 million of increased costs associated with research activities performed under the Biogen Agreement, which was executed in May 2025;

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$5.6 million of increased employee compensation expense (excluding stock-based compensation) primarily due to increased research and development headcount to support our growing pipeline and platform activities;

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$0.5 million of increased stock-based compensation expense primarily due to additional equity awards granted under our 2023 Plan; and

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$10.1 million of increased costs associated with other indirect research and development costs, which primarily included (i) a $2.9 million increase in facilities and depreciation costs associated with the expanded lease for our Cambridge, Massachusetts office and laboratory space, (ii) a $2.3 million increase in equipment and laboratory supplies, (iii) a $2.3 million increase in overhead and indirect costs to support our growing platform, pipeline and research and development activities, and (iv) a $2.0 million increase in outside research and consulting costs.

General and Administrative Expenses
The following table summarizes our general and administrative expenses (in thousands):
	For the year ended December 31,
	2024	2025	Change
Employee compensation (excluding stock-based compensation)	$1,197	$3,907	$2,710
Stock-based compensation	560	2,042	1,482
Other general and administrative expenses	4,429	9,115	4,686
Total general and administrative expenses	$6,186	$15,064	$8,878
General and administrative expenses increased by $8.9 million, from $6.2 million for the year ended December 31, 2024 to $15.1 million for the year ended December 31, 2025. The increase in general and administrative expenses was primarily attributable to:
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$2.7 million of increased employee compensation expense (excluding stock-based compensation) primarily due to increased general and administrative headcount to support our operations;

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$1.5 million of increased stock-based compensation expense primarily due to additional equity awards granted under our 2023 Plan; and

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$4.7 million of increased other general and administrative expenses primarily due to increased professional fees, facilities, depreciation, information technology and other general and administrative costs that are not personnel-related.

Total Other Income, Net
Total other income, net increased by $0.2 million, from $1.2 million for the year ended December 31, 2024 to $1.4 million for the year ended December 31, 2025. Interest income increased by $1.8 million primarily due to higher cash and cash equivalents balances following the closing of additional Series A convertible preferred stock issuances. This increase was substantially offset by an increase of $1.8 million in interest expense recognized on our Biogen Note and B+L Note, which was accounted for under the fair value option. Other expense, net, decreased by $0.2 million, which included changes in the fair value of such convertible notes recorded through earnings and offset by the gain recorded for our lease modification.
Comparison of the six months ended June 30, 2025 and 2026
The following table summarizes our results of operations (in thousands):
	For the six months ended June 30,		Change
	2025	2026
Collaboration revenue	$5,578	$6,358	$780
Operating expenses:
Research and development	24,375	46,319	21,944
General and administrative	7,796	11,170	3,374
Total operating expenses	32,171	57,489	25,318
Loss from operations	(26,593)	(51,131)	(24,538)
Other income (expense), net:
Interest income	2,064	1,595	(469)
Interest expense	(646)	(1,496)	(850)
Other income (expense), net	893	(2,411)	(3,304)
Total other income (expense), net	2,311	(2,312)	(4,623)
Net loss	$(24,282)	$(53,443)	$(29,161)
Collaboration Revenue
The following table summarizes our collaboration revenues (in thousands):
	For the six months ended June 30,		Change
	2025	2026
Revenue recognized from B+L Agreement	$3,567	$2,845	$(722)
Revenue recognized from Biogen Agreement	2,011	3,513	1,502
Total revenue	$5,578	$6,358	$780
Our collaboration revenue increased by $0.8 million, from $5.6 million for the six months ended June 30, 2025 to $6.4 million for the six months ended June 30, 2026. The increase was attributed to $1.5 million from the Biogen Agreement, which was executed during 2025, partially offset by a decrease of $0.7 million pursuant to the B+L Agreement, reflecting the timing and level of research and development activities performed under the agreement since its execution in July 2024.

Research and Development Expenses
The following table summarizes our research and development expenses (in thousands):
	For the six months ended June 30,		Change
	2025	2026
Direct costs:
CITY-FXI	$6,217	$5,565	$(652)
CITY-RBP4	2,519	6,337	3,818
CITY-TFR2	516	3,543	3,027
Ocular	1,053	734	(319)
CNS	1,115	1,182	67
Undisclosed programs	—	1,409	1,409
Indirect costs:
Personnel-related expenses (excluding stock-based compensation)	4,726	9,755	5,029
Stock-based compensation	442	1,316	874
Other indirect research and development	7,787	16,478	8,691
Total research and development expenses	$24,375	$46,319	$21,944
Research and development expenses increased by $21.9 million, from $24.4 million for the six months ended June 30, 2025 to $46.3 million for the six months ended June 30, 2026. The increase in research and development expenses reflects continued advancement of multiple pipeline programs from discovery into IND- and IND-equivalent-enabling development and clinical-stage activities, expansion of our collaboration programs, and continued investment in our platform and research infrastructure, including:
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$0.7 million of decreased costs associated with our lead program, CITY-FXI, which was primarily due to the substantial completion in the 2025 period of IND or IND-equivalent-enabling activities, including CMC, drug substance and drug product manufacturing, and preclinical and toxicology studies, partially offset by increased clinical trial costs following the initiation of our Phase 1 clinical trial in the 2026 period; $3.8 million of increased costs associated with CITY-RBP4, which was attributed to increased preclinical and IND or IND-equivalent-enabling activities such as preclinical pharmacology and toxicology studies, CMC activities, drug-metabolism and pharmacokinetics studies, as we advanced CITY-RBP4 toward a planned IND or IND-equivalent application filing;

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$3.0 million of increased costs associated with our CITY-TFR2 program, which was primarily due to increased preclinical research and discovery activities as we advanced our CITY-TFR2 program;

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$0.3 million of decreased costs associated with research activities performed under the B+L Agreement in accordance with the research plan and candidate selection activities;

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$0.1 million of increased costs associated with research activities performed under the Biogen Agreement due to continued spend on research activities;

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$1.4 million of increased costs associated with our undisclosed programs, reflecting new discovery-stage activity initiated during 2026;

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$5.0 million of increased employee compensation expense (excluding stock-based compensation) primarily due to increased research and development headcount to support our growing pipeline and platform activities;

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$0.9 million of increased stock-based compensation expense primarily due to additional equity awards granted under our 2023 Plan and achievement of a performance-based milestone; and

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$8.7 million of increased costs associated with other indirect research and development costs, which primarily included (i) a $1.5 million increase in facilities and depreciation costs associated with the expanded lease for our Cambridge, Massachusetts office and laboratory space, (ii) a $4.7 million increase in overhead and indirect costs to support our growing platform, pipeline and research and development activities, (iii) a $0.6 million increase in outside research and consulting costs, and (iv) a $1.9 million increase in platform research costs.

General and Administrative Expenses
The following table summarizes our general and administrative expenses (in thousands):
	For the six months ended June 30,		Change
	2025	2026
Employee compensation (excluding stock-based compensation)	$2,119	$2,199	$80
Stock-based compensation	1,055	3,601	2,546
Other general and administrative expenses	4,622	5,370	748
Total general and administrative expenses	$7,796	$11,170	$3,374
General and administrative expenses increased by $3.4 million, from $7.8 million for the six months ended June 30, 2025 to $11.2 million for the six months ended June 30, 2026. The increase in general and administrative expenses was primarily attributable to:
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$0.1 million of increased employee compensation expense (excluding stock-based compensation) primarily due to increased general and administrative headcount to support our operations;

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$2.5 million of increased stock-based compensation expense primarily due to additional equity awards granted under our 2023 Plan and the achievement of a performance-based milestone; and

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$0.7 million of increased other general and administrative expenses primarily due to increased professional fees, facilities, depreciation, information technology and other general and administrative costs that are not personnel-related.

Total Other Income (Expense), Net
Total other income (expense), net decreased by $4.6 million, from income of $2.3 million for the six months ended June 30, 2025 to expense of $2.3 million for the six months ended June 30, 2026. Interest income decreased by $0.5 million primarily due to lower average interest-earning cash balances during the 2026 period. This decrease was substantially compounded by an increase of $0.9 million in interest expense, reflecting a full six months of interest on the $30.0 million Biogen Note issued in May 2025 compared with approximately one month in the 2025 period, together with interest on the $10.0 million B+L Note through its conversion in May 2026. Other income (expense), net, decreased by $3.3 million, from income of $0.9 million to expense of $2.4 million, primarily due to a $2.2 million increase in expense from changes in the fair value of our convertible notes, which are accounted for under the fair value option, and the recognition of a $1.0 million gain related to the modification of our lease in 2025.
Liquidity and Capital Resources
Sources of Liquidity
We have incurred net losses and negative cash flows from operations since our inception and anticipate we will continue to incur net losses for the foreseeable future.
Since our inception in July 2023, we have funded our operations primarily through (i) proceeds from sales of our convertible preferred stock, (ii) proceeds from issuances of convertible notes to our collaboration partners, and (iii) upfront and milestone payments under our research collaboration and license agreements with Bausch + Lomb and Biogen. As of June 30, 2026, we had cash and cash equivalents of $169.6 million, restricted cash of $2.5 million, and an accumulated deficit of $142.5 million.
We have issued both convertible notes and convertible preferred stock, which are classified as a liability and as mezzanine equity, respectively, on our consolidated balance sheets. Immediately prior to the closing of this offering, (i) all outstanding shares of our convertible preferred stock will automatically convert into common stock at the applicable conversion ratio, as adjusted for the 1.0983-for-one stock split, and (ii) the outstanding principal and accrued interest under the Biogen Note will automatically convert into common stock. As a result, no shares of convertible preferred stock and no convertible notes will remain outstanding after this offering, the carrying value of our convertible preferred stock will be reclassified from mezzanine equity to permanent stockholders’ equity, and the Biogen Note will be reclassified from a liability to permanent stockholders’ equity. For a description of the material terms of our convertible note and convertible preferred stock, see Notes 5 and 10, respectively, to our audited consolidated financial statements and to our unaudited interim condensed consolidated financial statements.
Cash Flows
Comparison of the years ended December 31, 2024 and 2025
The following table provides information regarding our cash flows for the periods presented (in thousands):
	For the year ended December 31,
	2024	2025
Net cash used in operating activities	$(20,391)	$(41,611)
Net cash used in investing activities	(3,379)	(2,378)
Net cash provided by financing activities	149,438	30,859
Net increase (decrease) in cash, cash equivalents, and restricted cash(1)	$125,668	$(13,130)

(1)
Cash, cash equivalents, and restricted cash includes restricted cash of $1.5 million and $2.5 million as of December 31, 2024 and 2025, respectively.

Net Cash Used in Operating Activities
Net cash used in operating activities was $20.4 million for the year ended December 31, 2024, compared to $41.6 million for the year ended December 31, 2025. The increase in cash used in operating activities was primarily attributable to our higher net loss, which increased by $30.7 million year-over-year, principally driven by increased research and development activities and headcount, and increases in prepaid expenses and other current assets, due to timing. This increase was partially offset by changes in our operating assets and liabilities, including an increase in deferred revenue from our collaboration arrangements driven by timing.
Net Cash Used in Investing Activities
Net cash used in investing activities was $3.4 million for the year ended December 31, 2024, compared to $2.4 million for the year ended December 31, 2025. In both periods, cash used in investing activities consisted primarily of purchases of property and equipment, laboratory equipment and leasehold improvements at our Cambridge, Massachusetts facilities, partially offset by minimal proceeds from sales of property and equipment. The decrease of $1.0 million was primarily attributable to a $1.1 million reduction in purchases of property and equipment.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was $149.4 million for the year ended December 31, 2024, primarily consisting of $134.7 million in gross proceeds from the issuance of our Series A convertible preferred stock and $15.0 million in gross proceeds from issuances of convertible notes (including the B+L Note and the Original Notes that converted into Series A convertible preferred stock), partially offset by $0.3 million in offering costs. Net cash provided by financing activities was $30.9 million for the year ended December 31, 2025, primarily consisting of $30.0 million in gross proceeds from the issuance of the Biogen Note in May 2025 and $0.9 million in proceeds from exercises of stock options.
Comparison of the six months ended June 30, 2025 and 2026
The following table provides information regarding our cash flows for the periods presented (in thousands):
	For the six months ended June 30,
	2025	2026
Net cash used in operating activities	$(7,098)	$(43,158)
Net cash used in investing activities	(352)	(1,022)
Net cash provided by financing activities	30,806	100,992
Net increase in cash, cash equivalents, and restricted cash(1)	$23,356	$56,812

(1)
Cash, cash equivalents, and restricted cash includes restricted cash of $2.5 million as of each of June 30, 2025 and 2026.

Net Cash Used in Operating Activities
Net cash used in operating activities was $7.1 million for the six months ended June 30, 2025, compared to $43.2 million for the six months ended June 30, 2026. The increase in cash used in operating activities was primarily attributable to our higher net loss, which increased by $29.2 million period-over-period, principally driven by increased expenses from research and development activities and headcount. This increase was further impacted by changes in our operating assets and liabilities, including a decrease in deferred revenue from our collaboration arrangements and an increase in accounts receivable due to timing.
Net Cash Used in Investing Activities
Net cash used in investing activities was $0.4 million for the six months ended June 30, 2025, compared to $1.0 million for the six months ended June 30, 2026. In both periods, cash used in investing activities consisted primarily of purchases of property and equipment, laboratory equipment and leasehold improvements at our Cambridge, Massachusetts facilities. The increase of $0.7 million was primarily attributable to increased purchases of property and equipment.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was $30.8 million for the six months ended June 30, 2025, primarily consisting of $30.0 million in gross proceeds from the issuance of the Biogen Note and $0.8 million in proceeds from exercises of stock options. Net cash provided by financing activities was $101.0 million for the six months ended June 30, 2026, primarily consisting of $99.5 million in gross proceeds from the issuance of Series B convertible preferred stock and $2.1 million in proceeds from exercises of stock options.
Future Funding Requirements
As of June 30, 2026, we had cash, cash equivalents, and restricted cash of $172.1 million.
We expect that our cash and cash equivalents as of June 30, 2026 will be sufficient to fund our operating expenses and capital expenditure requirements through at least 12 months from the date our unaudited interim condensed consolidated financial statements were available to be issued.

We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our planned operating expenses and capital expenditure requirements into late 2028.
Due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our programs and product candidates, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain any marketing approval, and commercialize our products, if and when approved. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which products, if approved, may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We will need to raise substantial additional capital in the future.
Our primary uses of capital are to fund research and development activities, compensation and related expenses, and general overhead costs. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our current and future product candidates through discovery, preclinical studies, and clinical trials.
Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including:
•
the scope, timing, progress, costs, and results of discovery, preclinical development and clinical trials for our current or future product candidates and effectiveness of our platform;

•
the number of clinical trials required for regulatory approval of our current or future product candidates;

•
the costs, timing, and outcome of regulatory review of any of our current or future product candidates;

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the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties, or other payments due in connection with our acquisitions and licenses, as applicable;

•
the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

•
the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•
our ability to establish new, and maintain existing, strategic collaborations, licensing or other arrangements on favorable terms, if at all, and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due to or payable by us thereunder and the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under any such agreements;

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the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

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the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

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expenses to attract, hire, and retain skilled personnel;

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the costs of operating as a public company;

•
our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

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the effect of macroeconomic trends including inflation, tariffs, and fluctuating interest rates;

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addressing any potential supply chain interruptions or delays;

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the effect of competing technological and market developments; and

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the extent to which we acquire or invest in businesses, products, and technologies.

Until such time, if ever, that we can generate substantial product revenue, we expect to finance our operations through a combination of public and private equity offerings, debt and royalty financings, or other sources of capital, which may include additional collaborations with other companies, or licensing arrangements with third parties, or other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt or royalty financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. If we raise additional funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital or obtain adequate funding when needed or on acceptable terms, we may be required to delay, scale back, or discontinue our research, product development, or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
License and Collaboration Agreements
Below is a summary of the key terms for our material license and collaboration agreements. For a more detailed description, see the section of this prospectus titled “Business — License and Collaboration Agreements,” and Note 9 to our audited consolidated financial statements.
Bausch + Lomb Research Collaboration and License Agreement
On July 8, 2024, we entered into the B+L Agreement with Bausch + Lomb, pursuant to which (i) we agreed to undertake a research program to discover certain licensed molecules which would enable Bausch + Lomb to develop and subsequently commercialize, a licensed product in the field of ocular disease and (ii) we granted Bausch + Lomb an option to obtain an exclusive, worldwide license to certain of our intellectual property to develop, manufacture and commercialize a licensed product in the field of ocular disease. Simultaneously with the execution of the B+L Agreement, we issued a convertible note to Bausch + Lomb in an aggregate principal amount of $10.0 million, bearing interest at 8.0% per annum and maturing on July 8, 2027, unless earlier converted, which subsequently converted into shares of our Series B-1 convertible preferred stock.
Pursuant to the B+L Agreement, we will perform specified research activities pursuant to a research plan and deliver to Bausch + Lomb a development candidate for which Bausch + Lomb may exercise its option to license. We plan to substantially complete the research and development under the B+L Agreement to enable Bausch + Lomb to select a development candidate by late 2026. If Bausch + Lomb exercises its option, it will engage in the development, manufacturing and commercialization of licensed molecules and licensed products from the development candidate.
Under the B+L Agreement, we received a non-refundable, non-creditable upfront payment of $5.0 million from Bausch + Lomb in July 2024. Over the course of the research plan, Bausch + Lomb is required to reimburse us for amounts incurred for full-time employees and other related costs and materials directly associated with the research plan. Additionally, we are eligible to receive (i) a certain development candidate selection fee and certain other development, regulatory, commercial and sales milestones, collectively up to an aggregate of $485.0 million, and (ii) tiered royalties ranging from mid-single digits to low teens on annual net sales of licensed products, subject to customary reductions and an overall royalty floor. If the agreement terminates and we later successfully commercialize a product candidate using the licensed intellectual property, we are required to pay Bausch + Lomb a low-single digit royalty on future net sales. As of June 30, 2026, no such milestone payments or royalties had become due to us.
Biogen Research Collaboration and License Agreement
On May 23, 2025, we entered into the Biogen Agreement with Biogen, pursuant to which (i) we and Biogen shall collaborate to undertake a research plan to discover and develop certain RNAi triggers that inhibit the expression of a target protein and conjugates of such RNAi triggers and (ii) we granted Biogen an exclusive, worldwide, royalty-bearing license to certain of our intellectual property to develop, manufacture and commercialize licensed compounds and licensed products in the field in the territory. Simultaneously with the execution of the Biogen Agreement, we issued a convertible note to Biogen in an aggregate principal amount of $30.0 million, bearing interest at 8.0% per annum and maturing on July 1, 2027, unless earlier converted.
Pursuant to the Biogen Agreement, we will perform research activities and deliver to Biogen data packages and technology transfers to enable Biogen to select and advance a development candidate, for which Biogen may exercise its rights under the license. We plan to substantially complete the research and development under the Biogen Agreement by late 2026 to enable Biogen to select a development candidate by late 2027. If Biogen selects a development candidate, it will control the development, manufacturing and commercialization of licensed compounds and licensed products. Each party is responsible for its own research costs under the agreement. We also granted Biogen an option, exercisable during a specified period and upon specified terms, to designate one additional target, subject to execution of a separate collaboration and license agreement on substantially the same terms and an additional payment of a specified option exercise fee.
Under the Biogen Agreement, we received a non-refundable, non-creditable upfront payment of $16.0 million from Biogen in June 2025. We are also eligible to receive an additional non-refundable upfront payment contingent upon the satisfaction of certain conditions relating to our upstream license with OSIF. Additionally, we are eligible to receive up to an aggregate of approximately $1.0 billion in research, development, commercial and sales milestones, along with tiered royalties ranging from high-single digits to low teens on annual net sales of licensed products, subject to customary reductions and an overall royalty floor. As of June 30, 2026, no development, commercial or sales milestones or royalties had become due to us. During the six months ended June 30, 2026, we achieved a research milestone resulting in $4.0 million becoming due to us.
Contractual Obligations and Commitments
OSIF License Agreement
On October 30, 2023, we entered into the OSIF License Agreement with OSIF, pursuant to which OSIF granted us an exclusive, royalty-bearing license to certain patent rights relating to the originating technology underlying cityRNAs and certain other aspects of our technology platform to make, have made, use, sell, and import certain licensed products, subject to certain terms and restrictions therein. As consideration, we issued to OSIF 622,801 shares of our common stock, which constituted 5% of our fully diluted capitalization as of the effective date of the agreement, valued at $0.1 million, and agreed to issue additional equity securities to OSIF from time to time as necessary to maintain its pro rata ownership percentage until we have received a specified amount of equity financing proceeds pursuant to certain anti-dilution provisions of the OSIF License Agreement. On April 17, 2024, upon the closing of our Series A convertible preferred stock financing, we issued to OSIF an additional 32,424 shares of our common stock, valued at $0.1 million, in accordance with the anti-dilution provisions of the OSIF License Agreement. The OSIF License Agreement has been subsequently amended to add additional patent rights and technology disclosures to the licensed intellectual property, and we reimbursed OSIF for patent prosecution costs associated with such additional patent rights.
Pursuant to the OSIF License Agreement, we are required to pay OSIF a total of up to $4.2 million upon achievement of certain clinical development, regulatory approval, and commercial sales milestones,

for each licensed product. We are also required to pay OSIF tiered low-single digit running royalties based on annual net sales of each licensed product, along with a specified minimum annual royalty amount for each licensed product, subject to customary reductions and offsets. In addition, we are responsible for certain patent costs incurred after the effective date of the OSIF License Agreement and annual maintenance fees. The OSIF License Agreement also requires us to pay OSIF tiered percentages of certain non-royalty sublicense consideration, ranging from a low-twenties to mid-twenties percentage at earlier stages of development and a low-tens to mid-teens percentage at later stages of development, with the applicable percentage depending on the stage of development at which the sublicense is granted. In connection with the Biogen Agreement, during the year ended December 31, 2025, we paid OSIF $0.3 million in sublicensing fees related to the upfront payment received under the Biogen Agreement and no other payments were made for any other period. No milestone payments or net sales-based royalties had become due to OSIF through June 30, 2026. No repurchase rights of common stock issued to OSIF had become payable as of June 30, 2026.
Purchase and Other Obligations
We enter into contracts in the normal course of business with CROs and other third-party vendors for preclinical and commercial supply manufacturing, support for pre-commercial activities, research, and development activities, and other services and products for our operations. These contracts are generally cancelable upon written notice. Payments due upon cancellation consist generally of payments for services provided and expenses incurred up to the date of cancellation.
Lease Obligations
In December 2023, we entered into a lease of office and laboratory space in Cambridge, Massachusetts, which became our corporate headquarters. In June 2025, we entered into the First Amendment to Lease (“Amendment”), which expanded the leased premises to include the entire second floor and a portion of the fourth floor, provided for the surrender of the original first floor and penthouse premises, and extended the lease term through September 30, 2031. Following the Amendment, our leased premises consist of approximately 51,726 rentable square feet. Under the terms of the Amendment, the lease term for the retained and substitute premises expires on September 30, 2031. The lease includes a renewal option which extends the term of the lease for an additional 36 months, however, we have determined that it is not reasonably certain that we will exercise this option.
Monthly rent payments under the lease, which include base rent charges of approximately $0.5 million per month, are subject to yearly rent increases of 3% through the end of the lease term. Base rent is fully abated during the months of December 2025, December 2026, and December 2027. The Company is responsible for paying a pro rata share of costs incurred for common area maintenance, real estate taxes, and property insurance related to the leased space, which are considered variable lease payments and are expensed as incurred. The total rent payments to be paid over the non-cancelable term of this lease are $39.6 million. We have a weighted-average incremental borrowing rate of 14.0% and a weighted-average remaining lease term of 5.7 years.
Refer to Note 7 to our audited consolidated financial statements included elsewhere in this prospectus for more information on our lease obligations.
Critical Accounting Estimates and Significant Judgments
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the related disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and judgments on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition
To date, our revenue is generated from our research, collaboration and license agreements with our collaboration partners. Under each agreement, we identify the performance obligations and determine the transaction price at contract inception, including assessment of variable consideration. We recognize revenue over time as we perform the research services using an input method which is based on the actual costs incurred relative to total costs expected to be incurred. The transaction price is updated at each reporting date for any changes in estimated variable consideration. Significant judgment is required in (i) identifying the performance obligations under each agreement, including assessing whether promises are distinct, (ii) estimating variable consideration related to cost reimbursements, milestones, and other contingent payments, including the constraint on variable consideration, and (iii) estimating the total costs expected to be incurred over the performance period. Changes in these estimates can have a material impact on the timing and amount of revenue recognized.
Research and Development
As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses as of each balance sheet date. In accruing these costs, we estimate based on the work completed and in accordance with agreements established with our third-party service providers under the service agreements. This process involves reviewing open contracts and purchase orders, communicating with internal personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We recognize direct development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors or our estimate of the level of service that has been performed at each reporting date. Payments for these activities are based on the terms of the individual agreements, which may differ from the timing of when costs are incurred. In circumstances where amounts have been paid in excess of costs incurred, we record a prepaid expense.
Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.
Stock-Based Compensation
We periodically grant equity-based payment awards in the form of stock options to employees, directors and non-employee consultants and record stock-based compensation expenses for awards of stock-based payments based on their estimated fair value at the grant date. For equity-based awards with service-based vesting conditions, we recognize compensation expense on a straight-line basis. For equity-based awards with performance-based vesting conditions, we recognize compensation expense at the point in time when achievement of the performance condition becomes probable. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. These inputs are subjective and generally require significant analysis and judgment to develop. Forfeitures are accounted for as they occur. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. The fair value of time-vesting restricted common stock awards is equal to the common stock price on the date of grant.

We classify stock-based compensation expense in the statement of operations in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.
See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for further details.
Determination of the Fair Value of Common Stock
As there is no public market for our common stock to date, the fair value of the shares of our common stock underlying these share-based awards has been determined by our board of directors, as of the date of each stock option grant, by considering a number of objective and subjective factors, including third-party valuations of our common stock, the valuation of comparable companies, our operating and financial performance, and general and industry-specific economic outlook, among other factors. The assumptions underlying these valuations represented our best estimate, with the assistance of a third-party valuation specialist, which involved inherent uncertainties and the application of our judgment. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. As a result, if we had used different assumptions or estimates, the fair value of our common stock and the stock-based compensation expense could have been materially different.
Our common stock valuations were prepared using either an option pricing method (“OPM”) or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for us, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock.
These third-party valuations were performed at various dates, which resulted in valuations of our common stock at $3.83 per share as of April 17, 2024, $1.84 per share as of April 8, 2025, $5.36 per share as of May 20, 2026, $7.89 per share as of June 5, 2026 and $9.10 per share as of July 23, 2026. Given the absence of a public trading market, our board of directors, with input from management, considered the results of these third-party valuations in addition to numerous objective and subjective factors to determine the fair value of our common stock. The factors included, but were not limited to:
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the prices at which we sold convertible preferred stock to new and existing investors and the rights and preferences of the convertible preferred stock relative to our common stock at the time of each grant;

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our ability to raise future financings;

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the progress of our research and development efforts, including the status of clinical development for our product candidates;

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our financial position, including cash on hand, and our historical and forecasted performance and operating results;

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our stage of development and business strategy and the material risks related to our business and industry;

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the achievement of enterprise milestones, including entering into license agreements;

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any external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

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the likelihood of achieving a liquidity event for the holders of our convertible preferred stock and holders of our common stock, such as an initial public offering, or a sale of our Company, given prevailing market conditions; and

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the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different. Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other equity awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.
The following table summarizes by grant date the number of shares subject to awards granted under our 2023 Plan from January 1, 2025 through the date of this prospectus, the per share exercise price of the awards and weighted average grant date fair value on each grant date:
Grant Date	Type of Award	Number of Shares Subject to Award(1)	Per Share Exercise Price of Award	Per Share Fair Value of Common Stock on Grant Date	Weighted Average Grant Date Fair Value Per Share
February 25, 2025	Stock Option	373,437	$0.92	$3.83(2)	$3.47
May 13, 2025	Stock Option	834,592	$1.84	$1.84	$1.43
August 11, 2025	Stock Option	314,654	$1.84	$1.84	$1.42
November 21, 2025	Stock Option	71,388	$1.84	$1.84	$1.43
February 13, 2026	Stock Option	1,681,287	$1.84	$1.84	$1.45
February 25, 2026	Stock Option	53,810	$1.84	$1.84	$1.46
May 12, 2026	Stock Option	163,342	$5.36	$5.36	$4.37
June 4, 2026	Stock Option	630,347	$5.36	$7.89(3)	$6.79
July 8, 2026	Stock Option	375,616	$7.89	$7.89	$5.85
July 8, 2026	Restricted Common Stock	109,828	$7.89	$7.89	$7.89
August 4, 2026	Stock Option	612,842	$9.10	$9.10	$6.78

(1)
Each grant date includes both time-based and performance-based stock options granted at the exercise price shown. For the year ended December 31, 2025, the 373,437 options granted at a $0.92 exercise price consisted of 232,033 time-based and 141,404 performance-based options, and the 1,220,634 options granted at a $1.84 exercise price consisted of 898,433 time-based and 322,201 performance-based options. For the six months ended June 30, 2026, the 1,735,097 options granted at a $1.84 exercise price consisted of 512,931 time-based and 1,222,166 performance-based options, the 163,342 options granted at a $5.36 exercise price consisted of 129,408 time-based and 33,934 performance-based options, the 630,347 options granted at a $5.36 exercise price consisted of 621,123 time-based and 9,224 performance-based options. For the period after June 30, 2026, the 375,616 options granted at a $7.89 exercise price consisted of 151,564 time-based and 224,052 performance-based options, the 109,828 restricted common stock granted at a $7.89 exercise price consisted of 27,456 time-based and 82,372 performance-based restricted common stock, and the 612,842 options granted at a $9.10 exercise price consisted of 188,466 time-based and 424,376 performance-based options.

(2)
At the time of the stock option grant on February 25, 2025, our board of directors determined that the fair value of our common stock of $0.92 per share reasonably reflected the fair value of our common stock as of the grant date. However, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(3)
At the time of the stock option grant on June 4, 2026, our board of directors determined that the fair value of our common stock of $5.36 per share reasonably reflected the fair value of our common stock as of the grant date. However, the fair value of our common stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

The fair value of our common stock of $3.83 per share as of February 25, 2025 was determined by our board of directors, based, in part, on the $3.83 per share value indicated in the retrospective third-party valuation prepared as of April 17, 2024. In particular, the valuation determined our enterprise value using an OPM backsolve approach that was primarily based on the $10.0295 price per share paid by new and existing investors in the closing of our Series A convertible preferred stock in April 2024. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock.
The fair value of our common stock of $1.84 per share from May 13, 2025 to February 25, 2026 was determined by our board of directors, based, in part, on the $1.84 per share value indicated in the third-party valuation prepared as of April 8, 2025. In particular, the valuation determined our enterprise value using an OPM market-adjusted backsolve approach that was based on the $10.0295 price per share paid by new and existing investors in the closing of our Series A preferred stock in April 2024. The market adjustment applied to the equity value considered the performance of guideline public companies and the biotech indices since the most recent sale of our convertible preferred stock through the valuation date. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock.
The fair value of our common stock of $5.36 per share from May 12, 2026 to June 3, 2026 was determined by our board of directors, based, in part, on the $5.36 per share value indicated in the third-party valuation prepared as of May 20, 2026. In particular, the valuation determined our enterprise value using an OPM backsolve approach that was based on the $14.63 price per share paid by new and existing investors in the closing of our Series B convertible preferred stock in May and June 2026. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock.
The fair value of our common stock of $7.89 per share from June 4, 2026 to July 7, 2026 was determined by our board of directors, and by us, based, in part, on the $7.89 per share value indicated in the third-party valuation prepared as of June 5, 2026 and our decision to apply the June 5, 2026 valuation to our June 4, 2026 grant for accounting purposes. In particular, the valuation determined our enterprise value using the hybrid method, which included a PWERM, with an initial public offering (“IPO”) scenario, and a sale scenario. Our enterprise value in the IPO scenario was based on guideline IPO transactions identified within the last two years, which was adjusted by a risk adjusted discount rate. The IPO scenario also assumed an estimated timeline for the IPO to occur. Our enterprise value for the sale scenario was based on an OPM backsolve method based on the $14.63 price per share paid by new and existing investors in the closing of our Series B preferred stock in May 2026 and June 2026. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock.
The fair value of our common stock of $9.10 per share as of July 23, 2026 was determined by our board of directors, based, in part, on the $9.10 per share value indicated in the third-party valuation prepared as of July 23, 2026. In particular, the valuation determined our enterprise value using the hybrid method, which included a PWERM, with an IPO scenario, and a sale scenario. Our enterprise value in the IPO scenario was based on guideline IPO transactions identified within the last two years, which was adjusted by a risk adjusted discount rate. The IPO scenario also assumed an estimated timeline for an IPO to occur. Our enterprise value for the sale scenario was based on an OPM market-adjusted backsolve method based on the $14.63 price per share paid by new and existing investors in the closing of our Series B convertible preferred stock in May 2026 and June 2026. The market adjustment applied to the equity value considered the performance of guideline public companies and the biotech indices since the most recent sale of our preferred stock through the valuation date. A DLOM of the common stock was then applied to arrive at an indication of value for our common stock. In addition, our board of directors determined that the fair value of our common stock remained at $9.10 per share through August 4, 2026.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Recent Accounting Pronouncements
See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our consolidated financial statements.
Emerging Growth Company and Smaller Reporting Company Status
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including:
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being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

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not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

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reduced disclosure obligations regarding executive compensation;

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved; and

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exemptions from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard whenever such adoption is required for private companies. We may also choose to early adopt any new or revised accounting standards whenever such early adoption is permitted. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this initial public offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the common stock held by non-affiliates exceeded

$700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three‑year period.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or (ii)(a) our annual revenue is less than $100.0 million during the most recently completed fiscal year, and (b) the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

BUSINESS
Overview
We are a clinical-stage biotechnology company developing the next generation of RNA interference (“RNAi”) therapeutics designed to silence the expression of disease-relevant proteins, with the aim of delivering meaningful, durable benefits for patients in need. We believe our deep RNAi expertise and City Platform capabilities uniquely position us to achieve our goal of developing potentially best-in-class therapeutics. Our vision is to lead the next generation of RNAi therapeutics, and our mission is to improve patients’ lives through breakthrough RNAi science as we build a biopharmaceutical company with enduring impact.
Our current pipeline is focused on indications with significant unmet medical need, including thromboembolic diseases, Stargardt disease type 1 (“Stargardt disease”), and anemia of chronic disease, where we believe disease biology supports RNAi-mediated knockdown as a differentiated approach compared to other modalities. Led by pioneers and experts in the field of RNAi, we have made rapid progress since founding our company in July 2023, discovering and advancing three programs into or toward the clinic in under three years, and our goal is for our City Platform to deliver one to two new investigational new drug application (“IND”) or IND-equivalent applications per year.
Several members of our leadership team, including John Maraganore, Ph.D., our co-founder and Executive Chair and former founding Chief Executive Officer of Alnylam Pharmaceuticals, Inc. (“Alnylam”), and Tracy Zimmermann, Ph.D., our Chief Scientific Officer, played a foundational role in establishing RNAi therapeutics as a recognized treatment modality, as evidenced by multiple FDA-approved RNAi therapeutics that each of them worked in development on, and our President and Chief Executive Officer, Andrew (Andy) Orth, M.B.A., led the launch of multiple RNAi therapeutics, including the first approved RNAi therapy. The team at City has contributed to the discovery, development, or commercialization of seven of the eight currently U.S. Food and Drug Administration (“FDA”)-approved RNAi therapeutics, and 75% of our research leaders have prior RNAi therapeutics discovery or development experience.
RNAi is a naturally occurring biological process that regulates or silences gene expression by “interfering” with messenger RNA (“mRNA”) before it can be translated into protein. RNAi has inherent advantages as a therapeutic mechanism because it is a highly specific, potent, and durable approach to selectively silence the expression of disease-relevant proteins, including intracellular targets that are inaccessible to traditional small molecules and antibodies. In addition, RNAi therapeutics benefit from a simpler molecular architecture relative to biologics, consisting of short, chemically synthesized oligonucleotides rather than large, complex proteins, which enables more consistent and scalable manufacturing. RNAi has been established mechanistically and commercially, with the first of the eight approved RNAi therapeutics coming to market in 2018 and multiple products achieving substantial and growing commercial sales. With approximately 100 programs currently in clinical development, we believe RNAi therapeutics are poised to follow a growth trajectory analogous to that of monoclonal antibody therapeutics, a modality that was first approved by the FDA in the mid-1990s and has since expanded to more than 150 approved medicines today.
Currently approved RNAi therapeutics have focused on diseases that can be treated through delivery to liver cells. RNAi therapeutics typically consist of a short, chemically synthesized RNAi trigger molecule that initiates the RNAi process to silence a target gene. Current RNAi technologies predominantly utilize a N-acetylgalactosamine (“GalNAc”) ligand to deliver this therapeutic trigger to liver cells, and this approach is well-established in preclinical and clinical studies, and in subsequent regulatory approvals. However, while the first generation of RNAi therapeutics has been successful, significant opportunities remain to further improve and extend the reach of RNAi therapeutics. To unlock the true potential of RNAi therapeutics, new technologies are needed to extend delivery beyond the liver to the more than 200 distinct cell types and thousands of diseases that remain beyond the reach of current RNAi approaches.
We are aiming to define the future of the field of RNAi therapeutics both in and beyond the liver. We believe the next major advances in RNAi will come from innovations in RNAi trigger molecule design, tissue-selective delivery, and target selection. We have developed our City Platform to integrate these capabilities, engineering our RNAi therapeutic candidates for liver-directed applications while also extending the reach of the modality to extrahepatic tissues. Together with our deep RNAi expertise and disciplined execution, our City Platform positions us to develop RNAi therapeutics that have the potential to make a meaningful and durable difference for patients while supporting the advancement of our goal of filing one to two new IND or IND-equivalent applications per year. We are currently advancing our three lead product candidates for the treatment of diseases where there is significant unmet medical need.
CITY-FXI
Our most advanced product candidate, CITY-FXI, is a City-engineered GalNAc-conjugated small interfering RNA (“siRNA”) therapeutic candidate targeting Factor XI (“FXI”). CITY-FXI illustrates our strategy of engineering highly potent and specific RNAi triggers directed at therapeutic targets supported by third-party human genetic evidence and clinical data. We are advancing CITY-FXI for the prevention of thromboembolic diseases based on its potential to reduce FXI activity and thereby prevent thromboembolic events while mitigating bleeding risk. However, CITY-FXI is in early clinical development, and we have not demonstrated that CITY-FXI is safe or effective, provides advantages over existing or investigational therapies or will receive regulatory approval. Thrombosis, the formation of harmful clots inside a blood vessel, is responsible for approximately one in four deaths worldwide. It is estimated that 40 to 50 million patients are at risk for thromboembolic diseases across indications, including atrial fibrillation (“AFib”), prior venous thromboembolism (“VTE”), peripheral artery disease, and coronary artery disease. The global anticoagulants market was estimated at approximately $37 billion in 2025 and is projected to reach approximately $56 billion by 2033, with FXI-targeted therapeutics representing the fastest-growing segment. Many patients remain untreated or undertreated due to bleeding concerns, contraindications, treatment burden and adherence challenges, underscoring the need for new treatment options despite the availability of direct oral anticoagulants (“DOACs”), which is the current standard of care for many thromboembolic diseases.
FXI is a therapeutic target supported by human genetic and clinical data demonstrating that it contributes to pathological thrombosis while playing a limited role in hemostasis, or normal blood clotting. CITY-FXI aims to prevent the expression of the protein itself, enabling a potentially complete and specific reduction of FXI function with a convenient biannual subcutaneous dosing profile. In preclinical studies with CITY-FXI, we observed 95% FXI knockdown with prolonged clotting time in non-human primates (“NHPs”) and no observed off-target effects in cell-based assays. We initiated our Phase 1 clinical trial for CITY-FXI in 2026. Initial data from the first three cohorts of the single-ascending dose (“SAD”) portion of our study in healthy volunteers showed that CITY-FXI was generally well-tolerated by participants with greater than 60% FXI knockdown observed following a single 15 mg subcutaneous dose, close to 80% FXI knockdown after a single 50 mg subcutaneous dose, and 85% knockdown three weeks after a single 150 mg subcutaneous dose. We expect to report additional data from the SAD portion of our Phase 1 study in late 2026. We intend to develop CITY-FXI for thromboembolic disease indications, including secondary stroke prevention, DOAC-ineligible AFib, extended secondary prophylaxis following VTE, and cancer-associated thrombosis, specifically in patients for whom DOACs are often not used because of heightened bleeding risk. We plan to first demonstrate clinical efficacy and safety in thrombotic disease through a Phase 2 trial in total knee arthroplasty (“TKA”), which we expect to initiate in mid-2027.
CITY-RBP4
Our second product candidate, CITY-RBP4, is a City-engineered GalNAc-conjugated siRNA therapeutic in development for the treatment of Stargardt disease, which is the most common inherited macular degenerative disease in children and young adults. There are currently no approved therapies for the disease. More than 30,000 people in the United States are diagnosed with Stargardt disease, and some studies suggest that the prevalence is even higher, indicating there could be a significant number of undiagnosed patients who emerge upon FDA approval of a treatment. Stargardt disease is debilitating, and many patients become legally blind in their late twenties. Patients face decades of progressive loss of central vision that renders daily activities, including reading, recognizing faces, and driving impossible.

Stargardt disease is caused by mutations in the ABCA4 gene, which lead to the toxic accumulation of vitamin A byproducts in the eye. Retinol binding protein 4 (“RBP4”) serves as the primary carrier of retinol, a form of vitamin A, that transports retinol from the liver to the eye. RBP4 is supported by clinical proof-of-mechanism data as an approach for the treatment of Stargardt disease. CITY-RBP4 targets RBP4 in the liver to reduce the toxic accumulation of vitamin A byproducts in the eye associated with disease progression.
In a preclinical mouse model of Stargardt disease, suppression of RBP4 with an siRNA targeting mouse RBP4 reduced A2E, a major toxic vitamin A byproduct, to normal levels at therapeutically relevant doses. Further, in a preclinical study in NHPs, following treatment with CITY-RBP4, we observed approximately 90% suppression of circulating vitamin A and RBP4 at dose levels of 3 mg/kg and 10 mg/kg. Additionally, CITY-RBP4’s long half-life, as supported by pharmacodynamic modeling data, suggests the potential for quarterly to biannual subcutaneous dosing in humans. We filed an application in mid-2026 and plan to initiate a Phase 1 clinical trial for CITY-RBP4 in Stargardt disease in late 2026. We expect to report initial data from the Phase 1 clinical trial in mid-2027. We are also exploring CITY-RBP4 in adjacent indications, including Geographic Atrophy (“GA”) secondary to age-related macular degeneration. We expect to initiate a Phase 2 clinical trial for CITY-RBP4 in GA in late 2027.
CITY-TFR2
Our third program, CITY-TFR2, is a City-engineered GalNAc-conjugated siRNA therapeutic in development for anemia of chronic disease, which accounts for up to 40% of all anemias and affects more than five million people in the United States. Current therapies, including erythropoiesis-stimulating agents (“ESAs”) and hypoxia-inducible factor prolyl hydroxylase inhibitors (“HIF-PH inhibitors”), come with significant safety and efficacy limitations, and many patients become dependent on blood transfusions. Patients with anemia of chronic disease often experience debilitating fatigue, weakness, and reduced physical function that can significantly diminish their quality of life.
In inflammatory states associated with anemia of chronic disease, hepcidin, the hormone that controls systemic iron, becomes elevated, restricting iron availability and starving red blood cell production, thereby causing anemia. CITY-TFR2 targets transferrin receptor 2 (“TFR2”), a protein predominantly expressed in the liver that is critical in signaling pathways governing hepcidin production and is a compelling therapeutic target for anemia of chronic disease, supported by human genetic data. By reducing TFR2 expression, CITY-TFR2 is designed to lower hepcidin levels, restore iron availability, and address a central driver of anemia in patients with anemia of chronic disease.
In a preclinical study in NHPs, following treatment with CITY-TFR2, we observed approximately 90% TFR2 mRNA knockdown that led to an increase in serum iron and transferrin saturation, with durations of action that suggest the potential for quarterly to biannual subcutaneous dosing in humans. Our current plan is to initially focus CITY-TFR2 on anemia associated with myelofibrosis, as anemia is a major contributor to the clinical burden of the disease. In July 2026, we entered into an investigator-initiated trial (“IIT”) study agreement with Overland Therapeutics (SH) Co. Ltd. (“Overland”), a biotechnology company that has operations in the United States and China, to support the conduct of an IIT for CITY-TFR2 in myelofibrosis-associated anemia. The IIT is expected to begin in China in late 2026, with a goal of demonstrating clinical proof-of-concept. Pursuant to the agreement, we will provide support for the IIT, supply CITY-TFR2 and fund covered study-related services and expenses, and Overland, as local study sponsor, will provide clinical and operational support in connection with the IIT, which will be conducted by investigators at participating medical institutions in China. While the IIT is not one of our traditional company-sponsored clinical trials, subject to applicable law and the applicable agreements with the investigators and medical institutions, data and results generated from the IIT will be provided to us. Although data from the IIT may support our development program for CITY-TFR2, including by providing initial clinical proof-of-concept data and informing our planned Phase 1/2 clinical trial, there can be no assurance that the FDA or comparable foreign regulatory authorities will accept such data in support of future regulatory submissions or marketing approval. We expect to report data from the IIT in mid-2027. We plan to file an IND or IND-equivalent application in late 2026 and initiate a Phase 1/2 study for CITY-TFR2 in early 2027. Beyond this initial indication, we see potential to expand into other chronic conditions in which hepcidin levels drive anemia with severe adverse outcomes, such as chronic kidney disease and chronic inflammatory disorders, including inflammatory bowel disease.
Partnerships
We have formed strategic collaborations with Bausch + Lomb Ireland Limited (“Bausch + Lomb”) and Biogen MA Inc. (“Biogen”) to advance extrahepatic RNAi therapeutics for diseases of the eye and the central nervous system (“CNS”), respectively. We believe these partnerships reinforce the potential of and enhance our City Platform and expertise, as well as the potential of our next-generation RNAi trigger and delivery technologies. These arrangements also preserve our ability to pursue additional targets in the eye and CNS and retain the rights to any City Platform innovations developed from our work under the collaborations.
In July 2024, we established a strategic collaboration with Bausch + Lomb, which is focused on the development of a novel therapy for the treatment of retinal diseases, including GA. The collaboration leverages our next-generation ligand delivery technologies to enable intravitreal administration for the development of a novel RNAi therapy directed against a specific disease target in the retina. We plan to substantially complete the research and development under the B+L Agreement to enable Bausch + Lomb to select a development candidate by late 2026.
In May 2025, we established a strategic collaboration with Biogen that combines our RNAi trigger technology with Biogen’s proprietary drug delivery technology to develop a novel systemic therapy for the treatment of certain CNS diseases. The collaboration initially focuses on a single target, with an option to designate one additional target for a separate collaboration and license agreement on substantially the same terms. We plan to substantially complete the research and development under the Biogen Agreement by late 2026 to enable Biogen to select a development candidate by late 2027.
Discovery Candidates
Beyond our lead programs, we are progressing discovery candidates designed to expand the reach of RNAi therapeutics into new tissues, targets, and disease areas. We have a fourth liver-directed program, CITY-L04, with an undisclosed target as well as two discovery-stage programs based on our proprietary cleavage-inducing tiny RNAs (“cityRNAs”), which comprise CITY-O02 and CITY-C02 and are focused on the treatment of ocular and CNS indications, respectively. Our cityRNA triggers are approximately 30% shorter and carry less negative charge than traditional siRNAs. These properties offer several advantages including improved tissue penetration and cellular uptake that may increase potency, specificity and durability, while enabling delivery beyond the liver to other tissue types.

The following table summarizes our current development stage programs:
Platform
The City Platform is the engine behind every therapeutic we develop. Our City Platform is designed to integrate three core capabilities: RNAi trigger molecule engineering, novel delivery conjugates that allow for tissue selectivity, and target discovery and selection enabled by our insights into human genetics. Critical to every RNAi medicine is the trigger that harnesses the cellular RNAi machinery to silence a disease-relevant gene. We believe our expertise enables us to engineer the trigger molecule for high potency and specificity, and our novel cityRNA triggers are a differentiated approach to unlock extrahepatic delivery. Our proprietary artificial intelligence and machine learning (“AI/ML”)-enabled trigger design capability uses a large RNAi activity dataset to predict high-potential trigger molecules in silico, accelerating design cycles from months to weeks. We conjugate our triggers with tissue-targeting ligands for precise delivery to cell types in and beyond the liver, starting with our proprietary LRP1 ligands, which are designed to enable delivery to ocular, CNS, and adipose tissues. Our pipeline programs are selected through a genetics-led target discovery and selection capability that leverages insights from human biology and other sources of substantiation, including clinical data. We use this capability to identify differentiated genetic targets where RNAi may be able to confer a durable therapeutic advantage. By uniting these capabilities in a single platform, we aim to systematically create and develop potentially best-in-class therapeutics that support our goal of filing one to two new IND or IND-equivalent applications per year. The filing of an IND or IND-equivalent application, or the clearance of any such application by the FDA or a comparable foreign regulatory authority, is not indicative of the future success of any of our product candidates and does not increase the likelihood that any of our product candidates will receive regulatory approval. Given our early stage of development, it will take many years before we complete clinical development of and receive regulatory approval for any of our product candidates, if ever.
Certain foundational elements of our City Platform are supported by intellectual property licensed from the Ohio State Innovation Foundation (“OSIF”). In October 2023, we entered into a license agreement (as amended, the “OSIF License Agreement”) with OSIF, pursuant to which OSIF granted us an exclusive, royalty-bearing license to certain patent rights covering the originating technology underlying cityRNAs and certain other aspects of our technology platform.
Our Team and History
Defining the next generation of RNAi therapeutics requires a unique combination of scientific, clinical, and commercial expertise. We have assembled a team with deep experience across each of these disciplines. Collectively, our team at City has contributed to the discovery, development, or commercialization of seven of the eight currently FDA-approved RNAi therapeutics. The team at City has a proven track record of translating innovative science into transformative therapies. Members of our leadership team include:

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John Maraganore, Ph.D., our Executive Chair, is one of our co-founders and is a pioneer in the field of RNAi therapeutics. Dr. Maraganore was the founding Chief Executive Officer and a Director of Alnylam, which he led for nearly 20 years. At Alnylam, Dr. Maraganore built and led the company from early platform research through global approval and commercialization of the first five RNAi therapeutics, including ONPATTRO, GIVLAARI, OXLUMO, LEQVIO, and AMVUTTRA. At Alnylam, he led the company’s value creation strategy, raising over $7.5 billion in capital, forming over 20 major pharmaceutical alliances, and creating over $25 billion in market capitalization and one of the biotechnology industry’s top companies. Prior to Alnylam, Dr. Maraganore held senior leadership roles at Millennium Pharmaceuticals and at Biogen, where he invented and led the discovery and development of ANGIOMAX (bivalirudin).

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Andrew (Andy) Orth, M.B.A., our President and Chief Executive Officer, is a seasoned life sciences executive with more than 25 years of experience developing and commercializing novel medicines. Mr. Orth held multiple leadership roles at Alnylam, including Senior Vice President, U.S. Region, where he led Alnylam’s U.S. business and launched ONPATTRO, the first-ever RNAi therapeutic, followed by the launches of GIVLAARI and OXLUMO. Most recently, Mr. Orth served as Chief Commercial Officer of Krystal Biotech, Inc., where he led corporate strategy and growth, and oversaw the global commercialization and launch of VYJUVEK.

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Keith Regnante, M.B.A., our Chief Financial Officer, is a seasoned finance executive with more than 25 years of experience in the biopharmaceutical industry. Prior to joining us, Mr. Regnante served as Chief Financial Officer of Keros Therapeutics, Inc., where he led the finance organization through a period of significant growth and multiple strategic financings and transactions, including the company’s initial public offering, two follow-on offerings and a global licensing agreement with Takeda Pharmaceutical Company Limited. Previously, Mr. Regnante served as Chief Financial Officer of Wave Life Sciences Ltd. Earlier in his career, he held finance leadership roles of increasing responsibility at Shire plc and Biogen Inc., spanning corporate finance, global research and development finance, investor relations and business development finance. At Biogen Inc., he contributed to several significant strategic transactions.

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Baisong Mei, M.D., Ph.D., our Chief Medical Officer, is an experienced drug developer with over 25 years of industry experience and a strong track record of bringing innovative medicines through clinical development to regulatory approval. Dr. Mei played a critical leadership role in the development and regulatory approval of ALPROLIX, ELOCTATE, ALTUVIIIO, and the siRNA medicine QFITLIA. Dr. Mei is also a co-inventor of JIVI and ALTUVIIIO. Dr. Mei was previously Executive Vice President and Chief Medical Officer at Editas Medicine, Inc., Senior Global Project Head in rare disease and rare blood disorders at Sanofi S.A. (where he led Sanofi’s collaboration with Alnylam on siRNA drug clinical development) and Therapeutic Area Head for Hematology Clinical Development at Biogen.

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Tracy Zimmermann, Ph.D., our Chief Scientific Officer, has more than 25 years of experience in drug development and has deep expertise in developing nucleic acid-based therapeutic platforms, including RNAi-based therapies. Dr. Zimmermann spent 15 years at Alnylam, culminating in her role as Senior Director, Research, where she oversaw numerous research roles spanning RNAi platform enablement to early program development. Dr. Zimmermann was the lead author of a landmark 2006 study, published in Nature, demonstrating the first RNAi silencing in NHPs, which was cited over 1,400 times. Dr. Zimmermann was critical to the discovery of AMVUTTRA, including as a co-inventor, and served as its Program Lead through early clinical development. Dr. Zimmermann further contributed to the advancement of ONPATTRO and GIVLAARI. Dr. Zimmermann previously served as Chief Development Officer at Generation Bio Co., where she led the pharmacology, toxicology, and DMPK groups to advance the company’s non-viral gene therapy platform from research into preclinical development for liver and extrahepatic indications.

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Sebastian Trousil, Ph.D., our Chief Operating Officer, is one of our co-founders and a life sciences executive with extensive experience leading corporate operations, business development, and finance. Dr. Trousil previously worked at RTW Investments LP and Flagship Pioneering, where he led multiple company creation efforts at both firms. During his time at RTW, Dr. Trousil served as Chief Operating Officer at Yarrow Biotechnology, Inc. Dr. Trousil is a co-founder of Harbinger Health, Inc., a liquid biopsy company for early cancer detection, which he led from initiation to early proof-of-concept.
From our inception in July 2023 through June 30, 2026, we have raised approximately $238.8 million in equity capital from a syndicate of premier life sciences investors, including ARCH Venture Partners, Fidelity Management & Research Company, Invus and Viking Global Investors. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and, in certain cases, have received their shares in private financings at prices lower than the price offered to the public in this offering. See the sections titled “Certain Relationships and Related Person Transactions” and “Principal Stockholders” for more information on prior purchases by and current holdings of certain of these investors.
Our Strategy
We are pioneering the next generation of RNAi therapeutics, leveraging our deep scientific expertise and proprietary platform with the goal of discovering and developing potentially best-in-class therapeutics. Our goal is to build a sustainable, fully integrated RNAi company capable of delivering transformative therapies across a broad range of diseases. As key elements of our strategy, we intend to:
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Pioneer the future of RNAi trigger design and delivery.   We intend to lead the next wave of RNAi innovation by continually advancing how RNAi therapeutics are designed and delivered. Through innovations in trigger molecule design and delivery, including with our proprietary cityRNA triggers, we are pioneering new approaches that aim to improve potency and specificity. This will enable our reach of targets beyond the liver and expand the range of tissues and diseases addressable by RNAi therapeutics. Our City Platform is designed to integrate these capabilities with the aim of overcoming longstanding challenges in the field and further expand the reach and impact of RNAi therapeutics both in and beyond the liver.

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Advance development candidates in high unmet medical need indications where RNAi offers meaningful advantages.   We are committed to progressing our pipeline across a range of indications of high unmet medical need where RNAi therapeutics have the potential to deliver meaningful benefit. By targeting diseases including thromboembolic diseases, Stargardt disease, and anemia of chronic diseases, we aim to maximize the therapeutic impact and commercial potential of our programs by addressing meaningful gaps in patient care. Our lead product candidate, CITY-FXI, is currently in a Phase 1 clinical trial, and we expect to report additional data from the SAD portion of the trial in late 2026. In addition, we filed an application for CITY-RBP4 in mid-2026 to initiate a Phase 1 clinical study in late 2026 to evaluate its safety, tolerability, pharmacokinetics, and pharmacodynamics in healthy volunteers and Stargardt patients. We also are continuing to advance CITY-TFR2 towards the clinic with an IIT expected to begin in China in late 2026, and a Phase 1/2 clinical study expected to begin in early 2027, in each case for the treatment of anemia associated with myelofibrosis.

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Selectively pursue value-accretive partnerships to maximize the value of our portfolio. While our primary focus is the rapid and successful advancement and commercialization of our wholly owned pipeline, we also plan to continue selectively engaging in strategic partnerships that enable us to maximize the value and reach of our portfolio. Our existing collaborations with Bausch + Lomb and Biogen exemplify this approach. We plan to continue to evaluate additional collaboration, licensing, and partnership opportunities that allow us to accelerate development, access complementary capabilities, and expand our reach. At the same time, we intend to retain development and commercial rights to programs we believe we can successfully commercialize on our own, if approved.

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Bring exceptional depth of experience to accelerate and expand our pipeline.  Collectively, our team at City has contributed to the discovery, development, or commercialization of seven of the eight currently FDA-approved RNAi therapeutics, and 75% of our research leaders have prior RNAi therapeutics discovery or development experience. Since founding our company in July 2023, we have advanced three programs into the clinic or toward planned clinical entry in late 2026. As a team of RNAi pioneers, we intend to advance the next generation of RNAi therapeutics. We combine deep expertise with the ambition to define the future of the field, and we believe our collective experience makes us uniquely positioned to navigate the scientific, regulatory, and commercial complexities of developing RNAi therapeutics efficiently and effectively. We believe our expertise and disciplined execution, coupled with our platform technology, will enable us to deliver one to two new IND or IND-equivalent application filings per year.
Our Pipeline and Programs
We are advancing a pipeline of RNAi therapeutics designed to achieve potent, specific, and durable suppression of disease-relevant hepatic and extrahepatic targets to address diseases with significant unmet medical needs. All of our product candidates are in early clinical or preclinical development. We have not demonstrated that any of our product candidates are safe or effective or provide advantages over existing or investigational therapies, and results of preclinical studies, including our NHP studies, may not be predictive of results in clinical trials. None of our product candidates has been approved by the FDA or any comparable foreign regulatory authority, and we may never obtain regulatory approval for any of our product candidates. Our three lead programs are City-engineered liver-directed siRNA therapeutic candidates in development for thromboembolic diseases, Stargardt disease, and anemia of chronic disease, where we believe disease biology supports RNAi-mediated knockdown as a differentiated approach compared to other modalities.
CITY-FXI
We intend to develop CITY-FXI for thromboembolic disease indications, including secondary stroke prevention, DOAC-ineligible AFib, extended secondary prophylaxis following VTE, and cancer-associated thrombosis, specifically in patients for whom DOACs are often not used because of heightened bleeding risk. The current standard of care for these diseases is anticoagulants, which represents a global market of approximately $37 billion in 2025 and is projected to reach approximately $56 billion by 2033. CITY-FXI is a City-engineered GalNAc-conjugated siRNA therapeutic candidate designed to suppress FXI — a therapeutic target supported by human genetic and clinical evidence demonstrating that it contributes to pathological thrombosis, or harmful blood clots, while playing a limited role in normal hemostasis. Initial data from the first three cohorts of the SAD portion of our ongoing Phase 1 study in healthy volunteers showed greater than 60% FXI knockdown following a single 15 mg subcutaneous dose, close to 80% FXI knockdown after a single 50 mg subcutaneous dose, and 85% FXI knockdown three weeks after a single 150 mg subcutaneous dose exceeding our preclinical predictions. CITY-FXI was generally well tolerated by participants dosed in these cohorts. We expect to report additional clinical data from the SAD portion of our Phase 1 study in late 2026 and expect to report data from Part A and Part B SAD cohorts in healthy volunteers and adults with inherited prothrombotic risk factors in mid-2027. Data from the Part C, the multiple-ascending dose (“MAD”) portion of the study in adult participants with history of prior provoked VTE with enduring risk factors, is expected in late 2027. We plan to first evaluate efficacy and safety in thrombotic disease through a Phase 2 trial in TKA, a clinical setting in which patients are at increased risk of postoperative thrombosis. We plan to initiate a Phase 2 trial in TKA in mid-2027 and report data from this trial in early 2028.
Overview of Thromboembolic Diseases
Thromboembolic diseases occur when a blood clot, or thrombus, forms inside veins and arteries. If the thrombus breaks free and travels through the bloodstream to block another vessel, or embolism, the resulting obstruction restricts normal blood flow, preventing vital organs from receiving sufficient oxygen, potentially causing tissue damage or life-threatening emergencies. It is important to distinguish between two related but distinct processes:
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Hemostasis is the normal physiological response to vascular injury, in which a coordinated sequence of events seals the breach in the vessel wall and arrests bleeding.

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Thrombosis is a pathological process in which clots form inappropriately within an intact blood vessel, obstructing blood flow and potentially causing injury to downstream tissues.

Thromboembolic diseases represent a major global health burden associated with significant morbidity and mortality through conditions including AFib, myocardial infarction, coronary artery disease, VTE, stroke, and peripheral artery disease, among others. Globally, an estimated 40 to 50 million patients worldwide suffer from these conditions, highlighting a large and underserved patient population.
Secondary strokes lead to devastating outcomes for patients and place a significant burden on the healthcare system, given the high rates of disability, long-term cognitive decline, and mortality. Approximately 795,000 ischemic strokes occur annually in the United States, creating a large population of patients in need of secondary stroke prevention strategies. Currently, approximately 185,000 of these strokes are recurrent and stroke-related costs exceed $56 billion between 2019 and 2020 alone, underscoring the significant clinical and economic value of preventing recurrent events.
AFib, the most common sustained cardiac arrhythmia, is projected to affect approximately 12.1 million people in the United States by 2030. AFib is a leading cause of cardioembolic stroke and is estimated to account for approximately one in seven strokes. Current guidelines recommend oral anticoagulation for AFib patients with a moderate to high stroke risk, a population estimated to encompass approximately 80% of the diagnosed AFib population, or approximately 9.7 million patients in the United States by 2030. Despite the guideline recommendations, many patients remain untreated or under-treated due to contraindications, bleeding concerns, treatment burden, or challenges with long-term adherence. Data from a study of approximately 437,000 patients across nearly 90 U.S. health systems indicate that approximately one in three patients with AFib and an elevated stroke risk score are not receiving any oral anticoagulation. We estimate that the population of DOAC-ineligible and underserved AFib patients in the United States is approximately 3.2 million.
Extended secondary prophylaxis following VTE represents another area of substantial unmet clinical need. VTE affects up to 900,000 people in the United States each year, contributing to an estimated 60,000 to 100,000 deaths annually. Patients who survive an initial VTE event face a meaningful risk of recurrence, with data indicating cumulative recurrence rates of approximately 20% to 30% at five years following a first unprovoked event. Current clinical guidelines recommend considering prolonged anticoagulation in patients for recurrent VTE following an initial event. Despite these recommendations, long-term adherence to currently available anticoagulants is frequently limited by concerns regarding bleeding risk and tolerability, leading many patients to discontinue therapy despite remaining at elevated risk for recurrent thromboembolic events. We estimate that approximately 250,000 to 350,000 patients in the United States remain untreated or under-treated despite having persistent risk factors.
Similarly, cancer-associated thrombosis represents a significant unmet medical need for patients who require antithrombotic protection but are particularly vulnerable to bleeding complications. Patients with active malignancies face an approximately four- to six-fold elevated risk of VTE compared to the general population, and VTE is recognized as the second leading cause of death in cancer patients. Approximately 20% of all VTE events occur in patients with cancer, yet currently available anticoagulants heighten the bleeding risk in oncology patients, particularly those with gastrointestinal or genitourinary cancers. We estimate that the population of cancer patients who require antithrombotic protection in the United States is approximately 200,000.
Current Standard of Care and Unmet Medical Need
There are multiple FDA-approved anticoagulants available for the prevention and treatment of certain types of thromboembolism; however, each class of anticoagulants shares a fundamental mechanistic limitation that constrains their clinical utility. DOACs, vitamin K antagonists, and low-molecular-weight heparins all act on factors within the coagulation cascade that are required for both pathological thrombosis and normal hemostasis. As a result, the anticoagulant activity of these agents is inherently coupled with an increase in bleeding risk.
Elevated bleeding risk precludes some patients from treatment with DOACs, the predominant anticoagulant class, including frail elderly patients, individuals with chronic kidney disease, patients with active cancer, and those requiring concomitant antiplatelet therapy. Clinical guidelines recognize the challenges of balancing thrombotic risk and bleeding risk in these patient populations. Patient advocacy groups suggest that even seemingly minor adverse reactions, such as bruising or hematuria frequently lead to treatment discontinuation of DOACs. This dynamic may be further exacerbated by the long-term preventative nature of treatment, as the benefit of avoiding a clot is often not directly appreciated by patients in daily life. Additional limitations include dependence on renal clearance, incomplete reversibility, and the need for frequent dosing or laboratory monitoring, each of which can impair adherence. These constraints contribute to undertreatment and dose interruptions. In addition, current anticoagulants are often inadequate for managing thrombosis on artificial surfaces, such as heart valves and catheters, as they lack the mechanistic specificity to prevent device-induced clots without significantly increasing the risk of life-threatening systemic bleeding.
Consequently, there is an urgent and growing need for anticoagulation strategies that can address the bleeding risk associated with current standard of care. We believe that selective inhibition of FXI offers a genetically and clinically supported approach to address pathological thrombosis while preserving normal hemostasis, potentially uncoupling antithrombotic efficacy from bleeding risk and enabling a safer, more effective, and durable treatment option for patients, including those who may be ineligible for current anticoagulants.
Mechanism of Action
The Coagulation Cascade and FXI Biology
FXI is a plasma serine protease that we believe is uniquely positioned in the coagulation cascade where it is key to pathological thrombosis while playing a limited role in normal hemostasis. This distinctive profile makes it an attractive therapeutic target for anticoagulation strategies that aim to prevent clot formation without significantly increasing bleeding risk.
The distinct biology of FXI within the coagulation cascade enables what we believe is a clinically meaningful uncoupling of the body’s protective hemostatic response from the pathological thrombotic process. This separation has not been achieved with current anticoagulants. In healthy coagulation, FXI plays a supporting amplification role: it contributes to clot reinforcement and stability through slow, sustained thrombin generation but is largely dispensable for the rapid, robust hemostatic response required to seal vascular injury (as shown in Figure 1). In normal hemostasis, tissue factor is exposed after vessel injury, triggering strong thrombin generation through the extrinsic pathway, and FXI is not essential for initiating or sustaining clot formation. In contrast, thrombosis occurs primarily within intact vessels and often at sites of plaque rupture, where low levels of tissue factor generate insufficient thrombin to form a clot on their own. Under these conditions, FXI is required to amplify the thrombotic response through a positive feedback loop that drives pathological thrombus formation. Our rationale for selecting FXI as a therapeutic target is because of its central role in pathological thrombosis and limited role in hemostasis.
Figure 1: Differential role of FXI in hemostasis and thrombosis.

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FIX: Factor IX; FV: Factor V; FVII: Factor VII; FVIII: Factor VIII; FX, Factor X; and TF: Tissue factor.

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Source: Chan and Weitz, Arterioscler Thromb Vasc Biol. 2023.

This biological uncoupling of thrombosis from hemostasis is supported by human genetic and epidemiological evidence. Individuals with congenital FXI deficiency, including those with severe deficiency (less than 15% of normal activity), rarely experience spontaneous bleeding. When bleeding does occur, it is typically mild and provoked by trauma or surgical procedures, particularly in the oral cavity, nasal passages, and urinary tract. Epidemiological studies further link low FXI activity or antigen levels to reduced risk of thrombotic events. Patients with FXI activity below 50% of normal show significantly lower incidence of ischemic stroke, transient ischemic attack, myocardial infarction, and VTE compared to those with higher FXI levels. Conversely, elevated FXI levels have been associated with increased risk of thrombotic disorders including VTE and ischemic stroke. This natural occurrence in human physiology provides compelling evidence that suppression of FXI can reduce thrombotic risk without compromising baseline hemostatic function. Therapeutic intervention in the FXI pathway for management of thrombosis risk is supported by consistent clinical data, with several therapeutic strategies for FXI inhibition currently under clinical investigation.
DOACs target either Factor Xa or thrombin, which are central nodes of both the hemostatic and thrombosis pathways. By contrast, CITY-FXI targets an upstream amplification step in the coagulation cascade that plays a limited role in physiological hemostasis and is therefore intended to provide antithrombotic efficacy with a substantially safer bleeding profile. FXI-targeted inhibition may be suitable for prolonged use and in patients for whom current anticoagulants are contraindicated or associated with prohibitive bleeding risk, such as the elderly, those with chronic kidney disease, or oncology patients undergoing chemotherapy.
Novel Approaches
FXI inhibition has emerged as one of the most actively pursued areas of cardiovascular drug development, reflecting the scientific consensus that upstream targeting of the thrombosis coagulation pathway may enable the separation of antithrombotic efficacy from bleeding liability. There are currently no approved therapeutics that directly target FXI, however, several candidates are in clinical development, including milvexian, asundexian, abelacimab, REGN7508, REGN9933, and CTX-611. Phase 2 and Phase 3 data for other FXI agents have established proof-of-concept by reducing thrombotic risk without elevating bleeding risk.
The majority of clinical-stage FXI inhibitors fall under the categories of small molecules and antibodies, though both are mechanistically distinct from FXI knockdown by RNAi and carry limitations compared to CITY-FXI’s mechanism of action (as shown in Figure 2). CITY-FXI reduces hepatic production of FXI, resulting in depletion of the circulating FXI protein and broad suppression of FXI-mediated activity. By reducing the protein itself rather than inhibiting a specific functional site, this approach is designed to inhibit all known FXI functions and more closely recapitulates the protective phenotype observed in individuals with genetically reduced FXI levels.
In contrast, small-molecule FXI inhibitors generally target the catalytic activity of activated FXI (FXIa) and therefore inhibit only a subset of FXI-mediated biological functions. As a result, these agents may not fully block non-catalytic FXI interactions that contribute to thrombin generation and coagulation pathway amplification.
Similarly, anti-FXI antibodies are designed to inhibit specific FXI functions, including zymogen activation (the conversion of an inactive precursor into its active form) or enzymatic activity, depending on their binding site and mechanism of action. The degree of pathway inhibition varies based on target engagement and binding affinity, and is often relatively short lived.
We believe that the broader and more durable suppression of FXI achieved with CITY-FXI offers the potential for more complete pathway inhibition and favorable efficacy, safety, and dosing.

Figure 2: FXI knockdown is categorically different from small molecule and antibody inhibition.

SOC = Standard of Care
Overview of CITY-FXI
CITY-FXI is designed to specifically and effectively suppress FXI at the mRNA level, resulting in near-complete elimination of the protein. CITY-FXI is a City-engineered GalNAc-conjugated siRNA therapeutic candidate designed to selectively engage the asialoglycoprotein receptor (“ASGPR”) on hepatocytes for intracellular delivery. Once internalized, CITY-FXI is designed to suppress hepatic expression of F11 mRNA (the messenger RNA transcript encoding the FXI protein) via RNAi, resulting in highly selective and durable suppression of hepatic FXI synthesis.
The clinical viability of GalNAc-siRNA therapy has been demonstrated for several approved RNAi drugs, including LEQVIO, AMVUTTRA, GIVLAARI, OXLUMO, RIVFLOZA, QFITLIA, and TRYNGOLZA. CITY-FXI combines a genetically and clinically supported target with a potent and specific City-engineered RNAi trigger and a proven GalNAc delivery approach, with the aim of providing a potent, specific, and durable antithrombotic effect while preserving normal hemostatic function.
Preclinical Data
CITY-FXI has demonstrated compelling preclinical data supporting its development as an anticoagulation treatment targeting FXI. In NHPs, a single subcutaneous dose of CITY-FXI produced sustained, dose-dependent plasma FXI suppression exceeding 95% at 10 mg/kg, with maximal suppression typically occurring between Days 21 and 28. This translated into durable pharmacodynamic activity, as reflected by prolongation of activated partial thromboplastin time (“aPTT”), a measure of blood clotting time, consistent with the expected effect of FXI suppression on the thrombosis pathway. Maximum mean aPTT fold increases over baseline reached 1.28, 1.46, and 1.67 at 1 mg/kg, 3 mg/kg, and 10 mg/kg subcutaneous, respectively, with effects lasting up to 13 weeks (as shown in Figure 3).

Figure 3: 95% FXI knockdown in NHP with prolonged clotting time upon single subcutaneous dose of CITY-FXI.
In the preclinical studies of CITY-FXI, potent, selective, and durable RNAi-mediated suppression of hepatic F11 mRNA expression and consequently circulating FXI protein was observed, as well as favorable pharmacokinetic and pharmacodynamic profiles, a lack of off-target transcriptional or genotoxic effects, and a generally well-tolerated preclinical profile that together established adequate safety margins and supported progression to first-in-human (“FIH”) dosing.
Clinical Data
The first clinical trial of CITY-FXI is a Phase 1, dose-ranging, proof-of-biology trial designed to evaluate the safety, pharmacokinetics, and pharmacodynamics in three populations:
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Part A:   SAD trial in adult healthy volunteers, who will receive a single dose of CITY-FXI in one of three dose cohorts: 15 mg, 50 mg, or 150 mg. Each cohort will include eight participants; six will receive CITY-FXI and two will receive placebo.

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Part B:   SAD trial in adult participants with inherited prothrombotic risk factors, such as Factor V Leiden (“FVL”) or the prothrombin G20210A mutation, who will receive CITY-FXI in one of up to three cohorts at higher dose levels starting at 300 mg, and potentially increasing to 600 mg and 900 mg, subject to approval by a safety review committee. Each cohort will include eight participants; six will receive CITY-FXI and two will receive placebo.

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Part C:   Adult participants with a history of prior provoked VTE with enduring risk factors, with up to three MAD cohorts to be informed by results of Part B. Each cohort will include nine participants; six will receive CITY-FXI and three will receive placebo.

At the time of this report, participants in all three cohorts of Part A have been dosed. In each cohort, six healthy adults received a single subcutaneous dose of CITY-FXI (15 mg for cohort 1, 50 mg for cohort 2, and 150 mg for cohort 3). FXI knockdown at an average of 61% was observed in cohort 1, an average of 79% FXI knockdown was observed in cohort 2, and at three weeks after dosing, an average of 85% FXI knockdown was observed in cohort 3, demonstrating CITY-FXI’s robust, dose-dependent response (as shown in Figure 4). CITY-FXI was generally well tolerated in all participants. No serious adverse events were observed and no stopping rules were met.

Figure 4: FXI knockdown in healthy volunteers upon single dose of CITY-FXI.

Data: Mean ± SD (n=6); as of August 14, 2026 data cutoff.
Further, durable FXI suppression is projected with repeated CITY-FXI dosing. We have generated a pharmacokinetic/pharmacodynamic (“PKPD”) model based on the FXI suppression observed in NHPs following a single subcutaneous dose of CITY-FXI as well as the clinical experience of other GalNAc-conjugated siRNAs. Based on results from the Part A, cohort 1 and cohort 2 of the Phase 1 trial, our PKPD model projects sustained FXI suppression ≥98% with once every three months (“Q3M”) dosing and ≥94% with once every six months (“Q6M”) dosing, each at a dose of 300 mg (as shown in Figure 5).
Figure 5: Durable FXI suppression projected with repeat CITY-FXI dosing. Sustained ≥98% following Q3M and ≥94% following Q6M 300 mg of CITY-FXI based on initial clinical data.
Overall, in both the clinical and preclinical studies, we observed potent, selective, and durable RNAi-mediated suppression of FXI, favorable pharmacokinetic and pharmacodynamic profiles, lack of off-target transcriptional effects, and a generally well-tolerated profile. We expect to report additional data from the SAD portion of our Phase 1 trial in late 2026 and expect to report data from Part A and Part B SAD cohorts in healthy volunteers and adults with inherited prothrombotic risk factors in mid-2027. Data from the Part C, the MAD portion of the study in adult participants with history of prior provoked VTE with enduring risk factors, is expected in late 2027.
We plan to first evaluate efficacy and safety in thrombotic disease through a Phase 2 trial in TKA, a clinical setting in which patients are at increased risk of postoperative thrombosis. The data from this TKA study will be used to support initiation of Phase 3 studies. We plan to initiate the Phase 2 trial in TKA in mid-2027 and to report data from this study in early 2028.

Given the significant market opportunity for CITY-FXI, the large-scale Phase 3 clinical trials expected to be required for regulatory approval, and the substantial commercialization resources required to support a potential launch, we expect to seek a collaboration partner for the asset prior to initiating Phase 3 development.
CITY-RBP4
CITY-RBP4 is a City-engineered GalNAc-conjugated siRNA therapeutic candidate designed to target RBP4 mRNA for the treatment of retinal diseases characterized by the toxic accumulation of vitamin A byproducts. We are initially developing CITY-RBP4 to treat Stargardt disease, an inherited retinal disorder caused by mutations in the ABCA4 gene, which encodes the retinal-specific ATP-binding cassette transporter A4 responsible for clearing vitamin A byproducts from the retina. When ABCA4 function is impaired, these byproducts accumulate as toxic bisretinoids, leading to progressive retinal degeneration.
Inhibition of RBP4 is a clinically supported mechanism for Stargardt disease, and to our knowledge CITY-RBP4 is the first and only RNAi therapy in development aimed at inhibiting RBP4. By targeting and suppressing RBP4 mRNA in the liver, CITY-RBP4 aims to reduce vitamin A delivery to the eye and slow the progression of retinal damage associated with the disease. In a preclinical mouse model of Stargardt disease, the suppression of RBP4 through RNAi normalized ocular A2E, a major toxic vitamin A byproduct, to wild-type levels at therapeutically relevant doses. In a preclinical study in NHPs, following treatment with CITY-RBP4, we observed approximately 90% suppression of circulating vitamin A and RBP4 at dose levels of 3 mg/kg and 10 mg/kg.
We filed an application for CITY-RBP4 in mid-2026 to initiate a Phase 1 clinical study in late 2026 to evaluate its safety, tolerability, pharmacokinetics, and pharmacodynamics in healthy volunteers and Stargardt patients. We expect to report initial data from the Phase 1 clinical trial in mid-2027 and data from the SAD and MAD cohorts in healthy volunteers and Stargardt patients in early 2028. We are also exploring CITY-RBP4 in adjacent indications, including GA secondary to age-related macular degeneration. We expect to initiate a Phase 2 clinical trial for CITY-RBP4 in GA in late 2027.
Overview of Stargardt Disease Type 1
Stargardt disease is an inherited macular degenerative disease and the leading inherited cause of central vision loss in children and young adults. More than 30,000 people in the United States are diagnosed with Stargardt disease, and some studies suggest that the prevalence is even higher, indicating there could be a significant number of undiagnosed patients who emerge upon FDA approval of a treatment.
Stargardt disease is an autosomal recessive disorder caused by mutations in the ABCA4 gene, causing progressive and irreversible vision loss usually beginning in early childhood, with the majority of patients becoming legally blind in their late twenties. Onset typically occurs during critical periods of educational, vocational, and psychosocial development and results in increasing limitations in mobility, reading, and facial recognition. The burden of disease extends well beyond visual impairment: Patient-reported rates of depression and anxiety significantly exceed those of the general population and vision loss frequently impairs personal autonomy, workforce participation, and long-term employment.
Current Standard of Care and Unmet Medical Need
There are no currently approved treatments for Stargardt disease. Consequently, patient management is limited to lifestyle counseling and vision rehabilitation. Diagnosis ranges from early childhood to early adulthood depending on the mutation in ABCA4 and is often delayed by several years relative to symptom onset. Patients are generally advised to avoid vitamin A supplementation, smoking, and excessive exposure to high-intensity light, but these measures do not prevent the progressive vision loss associated with the disease. There is an urgent need for disease-modifying therapeutics that address the underlying pathophysiology of Stargardt disease and slow the progression of irreversible retinal degeneration.

The Visual Cycle and Role of RBP4 in Stargardt Disease
In Stargardt disease, mutations in the ABCA4 gene impair the retina’s ability to process and clear vitamin A-derived byproducts, resulting in the accumulation of toxic, vitamin A bisretinoids, including A2E, within retinal pigment epithelium cells. These compounds drive retinal degeneration through multiple mechanisms, including cellular toxicity, oxidative stress, and complement activation. Over time, this progressive accumulation of these toxic byproducts leads to retinal dysfunction, cell loss, and irreversible vision impairment.
CITY-RBP4 is designed to address this underlying pathology by reducing hepatic production of RBP4, the primary transporter responsible for delivering vitamin A from the liver to the eye. By reducing delivery of vitamin A to the retina, CITY-RBP4 aims to limit the formation and accumulation of toxic bisretinoids, preserve retinal cells, and slow the progression of vision loss associated with Stargardt disease.
Novel Approaches for Stargardt Disease
There are currently no approved therapies for Stargardt disease. Current RBP4 therapies in development include tinlarebant, which has demonstrated in clinical trials that reducing circulating RBP4 levels is a potentially effective strategy for treating Stargardt disease. Other non-RBP4 approaches in clinical development include vitamin A analogs and gene therapies.
The vitamin A analog gildeuretinol blocks the formation of toxic bisretinoids by diluting the body’s natural vitamin A with deuterated vitamin A, and by doing so, slowing toxic bisretinoid aggregation. This approach requires clinical doses at levels well above the recommended daily dose of vitamin A, posing a risk for hypervitaminosis A.
Most gene therapies aim to restore ABCA4 expression to suppress toxic metabolite accumulation; however, these approaches remain largely in early development, with unresolved questions regarding efficacy and long-term safety. In addition, they require highly invasive local injections that carry meaningful procedural risk.
Collectively, these limitations highlight the need for therapeutic approaches with the potential for durable efficacy, better safety, and more convenient dosing.
Overview of CITY-RBP4
CITY-RBP4 is a City-engineered GalNAc-conjugated siRNA therapeutic candidate specifically designed to suppress RBP4 mRNA in the liver, with the goal of reducing retinol delivery to the eye and decreasing the formation of toxic bisretinoids that lead to vision loss. We believe CITY-RBP4 combines a clinically supported mechanism with a potent and specific RNAi therapeutic. By degrading RBP4 mRNA before the protein is produced, CITY-RBP4 has the potential to achieve deeper and more durable knockdown than small molecules, which inhibit RBP4 only after the protein has been produced. This durable suppression avoids the peak-and-trough oscillation in drug exposure characteristic of small molecules, instead providing steadier, more favorable pharmacology that we believe will translate into greater patient benefit. Because CITY-RBP4 is designed to be delivered directly to the liver rather than being systemically distributed, it has the potential to reduce off-target effects in non-target tissues. In addition, unlike small molecules, which require consistent daily dosing, CITY-RBP4 is being studied as a potentially quarterly to biannual subcutaneous injection, which may improve adherence, particularly in adolescent patients during a critical time of disease progression.
Preclinical Data
In the ABCA4-/- mouse model, a well-established preclinical model of Stargardt disease, treatment with an siRNA targeting mouse RBP4 dosed at 3 mg/kg showed reductions in plasma RBP4 and retinol levels, and levels of ocular A2E, the primary component of toxic vitamin A bisretinoids, were completely normalized at a therapeutically relevant dose. Furthermore, the reduction in A2E was dose-dependent, suggesting that the target engagement of RBP4 is specific (as shown in Figure 6).

Figure 6: siRNA-mediated RBP4 suppression observed to reduce circulating vitamin A and normalize ocular A2E in the ABCA4−/− Stargardt disease mouse model.
Sustained suppression of plasma RBP4 with correlating suppression of plasma vitamin A was also observed in NHPs. Maximum RBP4 and retinol suppression was observed between Day 15 and Day 29 following a single subcutaneous administration of CITY-RBP4, with suppression occurring in a dose-dependent manner across all dose levels. At the moderate dose of 3 mg/kg, we observed approximately 90% RBP4 and vitamin A suppression (as shown in Figure 7). Further, at the highest subcutaneous dose of 10 mg/kg, RBP4 and retinol mean suppression both exceeded 90%, peaking on Day 29, with substantial suppression up to Day 90. A near 1:1 correlation was observed between RBP4 and vitamin A levels in NHPs, supporting that RBP4 is the main carrier for vitamin A delivery to peripheral tissues, including the eye (as shown in Figure 7). This biological relationship provides strong mechanistic support for RBP4 as a compelling therapeutic target for reducing vitamin A delivery in Stargardt disease.
Figure 7: >90% RBP4 and vitamin A suppression observed with one subcutaneous dose of CITY-RBP4. Plasma RBP4 and vitamin A levels exhibit near 1:1 correlation in NHP.
In the preclinical studies of CITY-RBP4, potent, selective, and durable RNAi-mediated suppression of hepatic RBP4 mRNA was observed, with consequent suppression of circulating RBP4 protein and retinol. The data also showed favorable pharmacokinetic and pharmacodynamic profiles, and a lack of off-target transcriptional or genotoxic effects.
Clinical Development Plan
We filed an application for CITY-RBP4 in mid-2026 to initiate a Phase 1 clinical study in late 2026. We expect the Phase 1 study to be a multicenter, randomized, double-masked, placebo-controlled study evaluating the safety, tolerability, pharmacokinetics, and pharmacodynamics of CITY-RBP4 administered subcutaneously in healthy volunteers and patients diagnosed with Stargardt disease. We expect the study to consist of SAD and MAD cohorts. We expect to report initial data from the Phase 1 trial in mid-2027 and data from the SAD and MAD cohorts in healthy volunteers and Stargardt patients in early 2028.

Indications Beyond Stargardt disease — Geographic Atrophy (GA) Secondary to Age-Related Macular Degeneration
GA is an advanced form of age-related macular degeneration that shares pathology with Stargardt disease given the accumulation of toxic vitamin A bisretinoids in the eye. In GA, the progressive, irreversible loss of retinal cells leads to expanding patches of vision loss in the central retina. GA affects approximately one million people in the United States and approximately five million people globally, yet there are only two approved therapies, both of which require frequent and invasive intravitreal injections. Despite recent approvals, a significant unmet medical need persists, as available therapies achieve only a modest slowing of lesion growth. GA and Stargardt disease share a common pathway of vitamin A-induced retinal toxicity; therefore, we believe CITY-RBP4 has strong therapeutic potential to mitigate progressive retinal degeneration in both indications. To support this expansion, we are planning to evaluate CITY-RBP4 in healthy volunteers aged 60 or older, aligning with the typical age of GA onset. We expect to initiate a Phase 2 clinical trial for CITY-RBP4 in GA in late 2027.
CITY-TFR2
CITY-TFR2 is a City-engineered GalNAc-conjugated siRNA therapeutic candidate designed to reduce TFR2 expression, lower hepcidin levels, and restore iron availability for red blood cell production. We are initially developing CITY-TFR2 for myelofibrosis-associated anemia, where anemia is a major driver of morbidity and transfusion dependence, while also exploring broader applications in anemia associated with chronic kidney disease and chronic inflammatory disorders, including inflammatory bowel disease, where elevated hepcidin and iron restriction also contribute to disease burden. An IIT for CITY-TFR2 is expected to begin in China for the treatment of anemia in myelofibrosis patients in late 2026, with a goal of demonstrating clinical proof-of-concept. Under an IIT study agreement entered into in July 2026, we have contracted with Overland, a biotechnology company with operations in the United States and China, to provide clinical and operational support for the IIT. Pursuant to the agreement, we will provide support for the IIT, supply CITY-TFR2, and fund covered study-related services and expenses through milestone payments, and Overland, as local study sponsor, will provide clinical and operational support in connection with the IIT, including supporting site and investigator selection, administrative submissions, project management, insurance and clinical monitoring, and, subject to our prior approval, will enter into separate agreements with the applicable investigators, hospitals and research institutions in China. The IIT will be conducted by investigators at participating medical institutions, with clinical and operational support and coordination provided by Overland. While the IIT is not one of our traditional company-sponsored clinical trials, subject to applicable law and the applicable agreements with the investigators and medical institutions, data and results generated from the IIT will be provided to us. Although data from the IIT may support our development program for CITY-TFR2, including by providing initial clinical proof-of-concept data and informing our planned Phase 1/2 clinical trial, there can be no assurance that the FDA or other regulatory authorities will accept such data to support future regulatory submissions or marketing approval. We expect to report data from the IIT in mid-2027.
We also plan to file an IND or IND-equivalent application in late 2026, initiate a Phase 1/2 clinical trial for CITY-TFR2 in early 2027 and report data from the Phase 1/2 study in late 2027. Assuming positive results from the IIT and Phase 1/2 studies, we plan to initiate a Phase 2 study in an additional indication of anemia of chronic disease in early 2028.
Overview of Anemia of Chronic Disease
Anemia of chronic disease comprises up to 40% of all anemias and affects more than 5 million people in the United States. Anemia of chronic disease is a common complication of chronic inflammatory and malignant disorders, including myelofibrosis, chronic kidney disease, and inflammatory bowel disease, and is characterized by a shortage of healthy red blood cells, or erythrocytes, available to carry oxygen to the body’s tissues, causing persistent fatigue, reduced exercise tolerance, and diminished quality of life. In many patients, anemia progresses to blood transfusion dependence, which is highly burdensome to patients and the healthcare system, and can lead to serious complications such as iron overload. Anemia can be broadly classified into two types: iron-depleted and iron-restricted anemia.

Unlike anemia caused by iron deficiency, where iron stores are depleted, iron-restricted anemia occurs when iron is present but unavailable for erythropoiesis, or red blood cell production. Anemia of chronic disease is a type of iron-restricted anemia. A hallmark of anemia of chronic disease is inflammation-driven iron restriction, where inflammatory cytokines, particularly interleukin-6 (“IL-6”), stimulate production of the hormone hepcidin, the central regulator of systemic iron homeostasis. Elevated hepcidin restricts the availability of iron needed for erythropoiesis by preventing iron release from cellular storage sites and limiting iron absorption. As a result, many patients develop iron-restricted anemia despite having adequate total body iron stores.
Although the mechanisms contributing to anemia differ among these conditions, elevated hepcidin and the resulting iron restriction contribute to anemia across these diseases. Therapies capable of restoring iron availability may have broad utility across multiple diseases associated with iron-restricted anemia.
Current Standard of Care and Unmet Medical Needs
Iron-restricted anemia remains a major source of morbidity across myelofibrosis, chronic kidney disease, and chronic inflammatory disorders, including inflammatory bowel disease, yet current treatment options are limited by modest efficacy, significant safety concerns, and heavy treatment burden.
We are initially developing CITY-TFR2 for anemia of myelofibrosis. Myelofibrosis is a rare, chronic cancer of the bone marrow in which the marrow becomes progressively scarred and loses its capacity to produce blood cells normally. There are an estimated 25,000 patients in the United States with myelofibrosis. Studies estimate that more than 85% of patients develop anemia. Treatment options include ESAs, immunomodulatory agents including thalidomide, lenalidomide, and pomalidomide (often administered with prednisone), and androgen therapies such as danazol. Responses to these therapies are often limited or transient, and many patients ultimately become dependent on blood transfusions. In addition, treatments indicated for myelofibrosis that modulate the JAK-STAT pathway are frequently associated with worsening anemia, resulting in treatment discontinuations or patients being treatment ineligible. Consequently, there is a significant unmet medical need for effective treatments of anemia in myelofibrosis.
CITY-TFR2 also has the potential to treat anemia in additional inflammatory indications, such as chronic kidney disease and chronic inflammatory disorders, including inflammatory bowel disease, by targeting the shared pathway of hepcidin-mediated iron restriction. Chronic kidney disease affects an estimated 37 million adults in the United States, approximately 4.8 million of whom develop anemia as kidney function declines. Current treatments include ESAs, HIF-PH inhibitors, intravenous iron and blood transfusions. ESAs and HIF-PH inhibitors are associated with significant safety concerns, including boxed warnings, and many patients continue to experience persistent anemia despite treatment.
Inflammatory bowel disease, comprising Crohn’s disease and ulcerative colitis, affects an estimated three million adults in the United States, with 21-27% of patients developing anemia over the course of their disease. While iron supplementation can address iron deficiency, inflammation-driven iron restriction may persist despite iron repletion, leaving many patients with ongoing anemia and limited treatment options.
By targeting hepcidin-mediated iron restriction, a shared driver of anemia across these diseases, CITY-TFR2 is designed to address a common mechanism underlying anemia of chronic disease and has the potential to be broadly applicable across multiple indications.
TFR2 Biology and the Role of Hepcidin in Iron Homeostasis
Under normal conditions, the liver-derived hormone hepcidin acts as a molecular thermostat, rising when iron levels are high to limit iron absorption, and falling when iron is low to mobilize stores for red blood cell production. In anemia of chronic disease, the overproduction of inflammatory cytokines including IL-6, triggers the overproduction of hepcidin, trapping iron inside cells (as shown in Figure 8). This creates a state of iron restriction, severely limiting red blood cell production despite abundant systemic iron stores.

Figure 8: Anemia of chronic disease short-circuits the body’s iron thermostat: iron homeostasis requires feedback between liver and bloodstream through hepcidin.
TFR2 is a key iron-sensing protein expressed on liver cells that helps regulate hepcidin and systemic iron availability. TFR2 binds to holo-transferrin (iron-bound transferrin), thereby linking hepcidin production to transferrin saturation and systemic iron availability.
Human genetic evidence supports TFR2’s role as a modulator of systemic iron balance, as complete loss-of-function mutations in TFR2 are associated with hereditary hemochromatosis type 3, a disorder characterized by reduced hepcidin levels and increased intestinal iron absorption, resulting in systemic iron overload. However, clinically meaningful manifestations typically emerge only after decades of elevated iron levels. Individuals with partial loss-of-function of TFR2 generally do not develop iron overload. These observations support the approach of pharmacologically modulating TFR2 to achieve controlled improvements in iron regulation.
CITY-TFR2 & Other Novel Approaches for Anemia of Chronic Disease
CITY-TFR2 is a TFR2-targeting, City-engineered GalNAc-conjugated siRNA therapeutic candidate designed to reduce the expression of TFR2, thereby lowering hepcidin levels and increasing iron availability for red blood cell production. Recent third-party clinical data with an anti-hemojuvelin (“HJV”) antibody, selcodebart (DISC-0974), demonstrated meaningful increases in hemoglobin in patients with myelofibrosis-associated anemia, supporting the therapeutic potential of targeting the hepcidin pathway.
We believe TFR2 represents a particularly attractive target because it directly senses circulating iron through its interaction with holo-transferrin and therefore serves as a physiologically relevant regulator of hepcidin production. In contrast, HJV is more closely associated with sensing tissue and intracellular iron stores. We believe TFR2 also offers advantages in inflammatory disease settings. While HJV expression is downregulated by inflammation, potentially limiting the effectiveness of approaches that depend on HJV biology, TFR2 remains a relevant regulator of hepcidin in inflammatory states, which we believe makes it a compelling therapeutic target in diseases characterized by chronic inflammation. Based on the results of our preclinical studies, we believe CITY-TFR2 also has the potential to provide durable target suppression and infrequent dosing, which may translate into greater adherence and sustained benefit relative to antibody-based approaches.
Preclinical Data
Preclinical findings support TFR2 as a promising therapeutic target for addressing the iron restriction and impaired red blood cell production that characterize anemia of chronic disease. In a diet-induced mouse model of anemia, suppression of TFR2 with an siRNA targeting mouse TFR2 resulted in an increase in transferrin saturation (“TSAT”), and mobilization of iron stores to the periphery, that resulted in maintenance of the hematocrit at normal baseline levels (as shown in Figure 9). In contrast, mice treated with saline showed a reduction in TSAT and a hematocrit lower than baseline.

Figure 9: Suppression of TFR2 in a mouse model of anemia maintained normal hematocrit.
Following subcutaneous dosing of CITY-TFR2 in NHPs, we observed robust and sustained knockdown of TFR2 mRNA and concomitant increases in circulating iron, TSAT, and mean corpuscular hemoglobin (“MCH”), a measure of hemoglobin content per red blood cell. In a two-dose study in NHPs, subcutaneous dosing of CITY-TFR2 led to TFR2 mRNA reduction of over 80% after the first dose at dose levels of 1 mg/kg and 3 mg/kg and 89% after the second dose at 3 mg/kg (as shown in Figure 10). CITY-TFR2 also increased serum iron, TSAT, and MCH in NHPs after both doses with durability lasting 98 days after the second dose (as shown in Figure 11).
Figure 10: Robust and durable knockdown of TFR2 mRNA observed in NHPs.

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TFR2 mRNA measured from sparse sampling of liver biopsies taken across NHPs (N=1 per timepoint through day 121). All CITY-TFR2 animals had a liver biopsy on the last day (day 176).

Figure 11: Suppression of TFR2 increased serum iron, TSAT, and MCH in NHPs.

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All data represented as Mean ± SEM

In the preclinical studies of CITY-TFR2, a profile characterized by potent, selective, and sustained RNAi-mediated silencing of TFR2 mRNA was observed, as well as a subsequent increase in serum iron, TSAT, and MCH. These physiological responses were coupled with highly favorable pharmacokinetic and pharmacodynamic properties and negligible off-target transcriptional activity.
Clinical Development Plan
CITY-TFR2 is being developed as a potential treatment for multiple diseases characterized by inflammation-driven iron restricted anemia. We believe the underlying mechanism may be applicable across anemias in myelofibrosis, chronic kidney disease, and chronic inflammatory disorders, including inflammatory bowel disease. Our initial clinical focus is myelofibrosis, where anemia represents a major unmet medical need, and where hepcidin-mediated iron restriction is believed to play a significant role in disease burden and hepcidin downregulation has been clinically demonstrated as a potentially effective treatment approach. Myelofibrosis is associated with pro-inflammatory pathways that contribute directly and indirectly to suppression of erythropoiesis while also interacting with systemic iron regulation. Therapeutic modulation of JAK-STAT signaling improves splenomegaly and symptoms in many myelofibrosis patients but is frequently associated with worsening anemia. In some patients, JAK inhibitors cannot be prescribed due to anemia. Consequently, there is a significant unmet medical need for therapies that restore effective red blood cell production, provide sustained improvements in hemoglobin, reduce transfusion burden, and more directly address the interplay between inflammation-driven iron restriction and red blood cell production.
We plan to initiate the clinical development of CITY-TFR2 through an IIT in China, with a goal of establishing clinical proof-of-concept. The IIT is expected to include SAD and MAD cohorts in patients with myelofibrosis associated anemia. We anticipate initiating the IIT in late 2026, with clinical data expected in mid-2027. In addition to the IIT, we plan to file an IND or IND-equivalent application for a Phase 1/2 clinical trial in late 2026, with trial initiation anticipated in early 2027. The Phase 1/2 trial, which will include healthy volunteers and patients with myelofibrosis-associated anemia, is expected to further evaluate and extend pharmacodynamic and tolerability data across a broader myelofibrosis patient population. We expect to report data from the Phase 1/2 study in late 2027. Data generated from the myelofibrosis program will help inform future development in additional indications. Assuming positive results from the IIT and Phase 1/2 studies, we plan to initiate a Phase 2 study in an additional indication of anemia of chronic disease in early 2028.
Our Approach: Potential for RNAi Therapeutics and Our Platform
The City Platform
The City Platform is the engine behind every therapeutic we develop. Our City Platform is designed to integrate three core capabilities: RNAi trigger engineering, novel delivery conjugates that allow for tissue selectivity, and target discovery and selection enabled by our insights into human genetics. Critical to every RNAi medicine is the trigger that harnesses the cellular RNAi machinery to silence a disease-relevant gene. We believe our expertise enables us to engineer the trigger for high potency and specificity, and our novel cityRNA triggers are a differentiated approach to unlock extrahepatic delivery. Our proprietary AI/ML-enabled trigger design capability uses a large RNAi activity dataset to predict high-potential trigger molecules in silico, accelerating design cycles from months to weeks. We conjugate our triggers with tissue-targeting ligands for precise delivery to cell types in and beyond the liver, starting with our proprietary LRP1 ligand, which is designed to enable delivery to ocular, CNS, and adipose tissues.
Our pipeline programs are selected through a genetics-led target discovery and selection capability that leverages proprietary insights from human biology and other sources of substantiation, including clinical data. We use this capability to identify differentiated genetic targets where RNAi may be able to confer a durable therapeutic advantage. By uniting these capabilities in a single platform, we aim to systematically create and develop potentially best-in-class therapeutics, supporting our goal of filing one to two new IND or IND-equivalent applications per year. The filing of an IND or IND-equivalent application, or the clearance of any such application by the FDA or a comparable foreign regulatory authority, is not indicative of the future success of any of our product candidates and does not increase the likelihood that any of our product candidates will receive regulatory approval. Given our early stage of development, it will take many years before we complete clinical development of and receive regulatory approval for any of our product candidates, if ever.

Figure 12: The City Platform: trigger engineering at the core, with novel delivery conjugates and target discovery in support.
Trigger Engineering
The RNAi trigger is fundamental to the performance of every RNAi medicine and is a double-stranded RNA that programs the cell’s RNA induced silencing complex (“RISC”) machinery to cleave a target mRNA and induce gene silencing. RNAi trigger engineering is the cornerstone of our City Platform, leveraging our deep expertise in canonical siRNA therapeutics, our next-generation cityRNA triggers, and our proprietary AI/ML molecular-design capability.
Our team of RNAi pioneers bring deep, first-hand expertise in the design, chemical modification, screening, and engineering of RNAi trigger molecules to create RNAi therapeutics. This expertise stems from our contributions to the discovery or development of seven of the eight currently approved RNAi therapeutics. We believe that our combined expertise positions us to directly compete in the large and growing market for liver-directed RNAi therapies with the goal of developing potentially best-in-class siRNAs. Our team’s collective experience is also the foundation on which cityRNA trigger molecules are built — the same design ingenuity and discipline, chemistry and screening infrastructure, applied to a structurally new class of RNAi molecule.
CityRNA — Our Proprietary Next-Generation RNAi Trigger
While there is substantial opportunity for liver-directed RNAi therapeutics, we believe the defining opportunity for the future of RNAi therapeutics lies beyond the liver. The liver is uniquely permissive to RNAi because hepatocytes abundantly express ASGPR, the receptor for the GalNAc ligand, and are readily accessible from the bloodstream through the liver’s highly permeable vasculature. However, the majority of human diseases arise in tissues beyond the liver, which lack a comparably efficient uptake pathway and present far more restrictive extracellular, endothelial, and cellular barriers. In settings where delivery is constrained, the intrinsic molecular properties of the trigger become decisive in successfully developing an RNAi therapeutic. cityRNA is our proprietary trigger, engineered specifically to perform where conventional approaches fall short, enabling expansion to extrahepatic tissues. cityRNA trigger molecules are differentiated based on six advantages:
1.
Improved biophysical properties.   cityRNA trigger molecules are approximately 30% shorter than canonical siRNAs and carry roughly one-third fewer negative charges. These structural features are well suited to the biological realities of extrahepatic tissues, where molecular size and charge strongly influence interactions with plasma proteins, biological barriers, and cellular membranes that ultimately determine tissue distribution and cellular uptake. By reducing electrostatic repulsion at the cell surface, the lower charge density may also enhance penetration through dense extracellular matrices. Most importantly, subcellular imaging suggests that cityRNAs are inherently more efficient at escaping endosomes, allowing more of the delivered payload to reach the cytoplasm and engage RISC (as shown in Figure 13). This increased efficiency could be transformative for extrahepatic RNAi, where delivery is inherently constrained and the therapeutic impact depends on extracting maximal activity from every molecule that enters the cell.
Figure 13. Reduced co-localization of cityRNA-GalNAc with the late endosomal marker Rab7A compared to siRNA-GalNAc.
2.
Dual AGO2 and AGO3 utilization and higher catalytic turnover.   cityRNA trigger molecules are designed to engage the RNAi-silencing machinery with increased productivity. Canonical siRNAs function almost exclusively through the Argonaute 2 (“AGO2”)-RISC. When loaded into Argonaute 3 (“AGO3”)-RISC, siRNA becomes trapped in a dead-end complex that sequesters payload without contributing to silencing. Owing to its shorter length, cityRNA can convert AGO3-RISC from a molecular sink into an active, cleavage-competent enzyme, productively engaging both AGO2 and AGO3 (as shown in Figure 14), which are both universally expressed in all tissues. To our knowledge, we are the only company developing RNAi triggers that productively engage both pathways. In addition, cityRNA-loaded RISC improves catalytic turnover by releasing cleaved mRNA more efficiently, freeing it for the next round of mRNA cleavage (as shown in Figure 15). In delivery-constrained settings, a molecule that achieves more productive silencing per copy delivered offers a meaningful practical advantage.

Figure 14. cityRNA enables productive cleavage in both AGO2-RISC and AGO3-RISC, whereas siRNA activity is largely restricted to AGO2-RISC.

Figure 15. cityRNA enhances AGO2-RISC catalytic turnover, producing more rapid and greater cumulative product formation than siRNA.

cityRNA facilitates hAGO2-RISC turnover efficiency

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Improved specificity.   Head-to-head preclinical data generated to date demonstrate an equivalent or superior off-target profile for cityRNA trigger molecules versus canonical siRNA triggers bearing identical seed sequences, the region of the trigger responsible for target recognition. We believe that a cleaner off-target profile may widen the therapeutic index, a particularly valuable property in sensitive extrahepatic tissues such as the eye and CNS, where delivery efficiency is constrained and off-target activity could carry greater tolerability risk. cityRNA’s intrinsic potency may lower the effective dose required for target knockdown, further reducing the off-target burden and potentially improving tolerability.

4.
Increased design flexibility.   cityRNA trigger molecule’s distinct structural properties may expand the landscape of viable trigger sequences that can be explored for each target. This increases the probability of identifying triggers that are simultaneously potent, cross-species homologous, and differentiated. A larger proprietary trigger-sequence estate may allow us to identify RNAi trigger sequences that are novel to existing siRNA programs.

5.
Lower cost of goods and more scalable manufacturing.   cityRNA trigger molecule’s approximately 30% shorter oligonucleotide length simplifies synthesis and reduces raw-material requirements relative to the canonical 21-25 nucleotide duplex. We believe this advantage will scale as our pipeline grows, as every new program benefits from the same structural efficiency, and a more accessible manufacturing profile supports a broader range of indications.

6.
Broad platform intellectual property.   We have built a multi-layered intellectual property estate designed to protect cityRNA and establish what we believe is a new generation of RNAi platform intellectual property. The estate combines internally created, City Therapeutics-owned intellectual property with exclusively in-licensed foundational intellectual property from OSIF capturing the originating science that “cleavage-inducing tiny” RNAs can activate Argonaute-mediated target cleavage through mechanisms distinct from longer canonical siRNAs. Building on that foundation, our internal research has developed broad intellectual property spanning cityRNA molecules’ novel structural parameters, chemical modifications, AGO3 loading rules, tissue-specific delivery learnings, design rules and proprietary therapeutic trigger sequences. Together these are expected to create a robust intellectual property perimeter around the City Platform that strengthens and broadens with each scientific and clinical milestone we achieve.

AI/ML Based Molecular Design of Triggers
Trigger design has historically been time-consuming and driven by trial-and-error. We are changing that with a proprietary machine-learning capability designed to predict trigger potency in silico. From our founding, we invested heavily in our data and have amassed a large, proprietary dataset of RNAi trigger measurements spanning a wide range of hepatic and extrahepatic targets. We use this dataset to train complementary models that identify the design rules driving activity and predict which novel candidates are most likely to succeed, letting us focus laboratory testing on our highest-potential trigger designs. This automated framework enables us to complete dozens of modeling experiments in days rather than the months such work previously required.
We believe this dataset and AI/ML capability is a valuable asset, and we will continue to build and invest in this important capability. Our initial modeling results already outperform the best published tools for predicting siRNA activity, and we are applying the same approach to cityRNAs, building a comprehensive sequence and chemistry activity dataset to identify the best cityRNA candidates. These models now drive a continuous design-build-test cycle in which each round of laboratory testing feeds the next round of predictions, so the capability improves with every experiment, compressing design timelines, expanding our proprietary RNAi trigger estate, and widening our lead in trigger engineering.
Novel Delivery Conjugates
Even the most potent RNAi trigger has little therapeutic value unless it can be delivered to the appropriate cells. Accordingly, our conjugate chemistry is designed to establish tissue selectivity and maximize productive intracellular delivery. For more than two decades, delivery, not target biology, has defined the therapeutic boundaries of RNAi. Whereas the liver is readily accessible, extrahepatic tissues present formidable extracellular, endothelial, and cellular barriers that demand tailored delivery strategies. Our approach uses established and proprietary ligands, such as GalNAc for hepatic delivery and LRP1 ligands for selected extrahepatic tissues, enabling efficient uptake and intracellular trafficking in the intended cell populations.
LRP1: reaching the eye, CNS, and adipose tissue.   We have developed proprietary ligands for LRP1, the low-density lipoprotein receptor-related protein 1, a receptor we believe is particularly well suited to delivering RNAi triggers to ocular, CNS, and adipose tissues. LRP1 is highly expressed across multiple relevant cell populations, including neurons, astrocytes, oligodendrocyte precursor cells, and microglia; it undergoes rapid endocytosis and recycling, giving it high transport capacity; it is not known to trigger a signaling cascade upon ligand binding; and it is highly conserved across species, supporting translation from preclinical models to humans.
In experimental studies, LRP1 conjugates achieved broad retinal distribution and substantially deeper target knockdown than an unconjugated siRNA trigger following intravitreal administration, and drove robust gene silencing across multiple brain regions and in adipose tissue following intrathecal and systemic dosing, respectively (as shown in Figures 16 and 17). Together, these results support the potential for LRP1 as a high-capacity delivery system capable of enabling meaningful RNAi activity in tissues that have historically been difficult to access.
Figure 16. LRP1 ligand enabled broad retinal distribution and enhanced target mRNA knockdown compared to siRNA alone.

Figure 17. LRP1 ligand — conjugates drove robust gene silencing across multiple extrahepatic tissues, including brain and adipose.
Expanding the conjugate toolkit.   Beyond GalNAc and LRP1, we are actively developing additional novel delivery technologies, including antibodies and peptides, to extend our City Platform into other tissues.
Target Discovery and Selection
Because RNAi can silence almost any gene, the choice of target is as consequential as the molecule that silences it, and we begin every program with biology supported by human genetic evidence. We have established a genetics capability that combines statistical genetic approaches with access to comprehensive human genetic data linked to electronic medical records of over 1 million participants to build confidence around any target that we nominate. Using this capability, we can perform analyses on any clinical or physical measurement to build genetic support for our targets, including evaluating target biology, assessing potential tolerability profiles, and informing our therapeutic hypotheses.
We have used this genetics-first discipline to design our pipeline: FXI, RBP4, and TFR2, are each genetically and/or clinically supported targets whose human biology pointed to potential tolerability and clinical activity. Paired with our RNAi trigger engineering and delivery conjugates, target discovery is designed to ensure that the therapeutics we build are aimed at biology supported by human genetic data.
Summary of the City Platform
The three capabilities of the City Platform reinforce one another: a genetically supported target, engineered into a potent and specific RNAi trigger molecule, delivered by a conjugate tuned to the tissue. Our goal is to build high potency and specificity into every development candidate we design through RNAi trigger engineering built upon our deep RNAi therapeutics expertise, our proprietary cityRNA capability, and AI/ML driven molecular design. We believe our City Platform is a durable competitive advantage that supports our goal of filing one to two new IND or IND-equivalent applications per year.
Licensing Agreements, Partnerships, Collaborations
Bausch + Lomb Research Collaboration and License Agreement
On July 8, 2024, we entered into a Research Collaboration and License Agreement (the “B+L Agreement”) with Bausch + Lomb. Pursuant to the B+L Agreement, we (i) agreed to undertake a research program to discover a certain licensed product intended to enable Bausch + Lomb to develop and subsequently commercialize such licensed product in the field of ocular disease and (ii) granted

Bausch + Lomb an option to obtain an exclusive, worldwide license to certain of our intellectual property to develop, manufacture and commercialize a licensed product in the field of ocular disease.
Under the terms of the B+L Agreement, the parties agreed to collaborate pursuant to a research plan under which we will use certain commercially reasonable efforts to perform specified research activities overseen by a joint research committee.
Bausch + Lomb has an option, exercisable for a specified period, to select one or more development candidates for further development and commercialization. Upon exercise of such option and payment of a certain development candidate selection fee, we agreed to grant Bausch + Lomb an exclusive, worldwide, royalty-bearing sublicensable license under the licensed technology to exploit a licensed product in the field of ocular disease. Following such election, Bausch + Lomb will have, at its expense, sole responsibility for development, manufacturing, regulatory, and commercialization activities related to the licensed product, subject to the use of certain commercially reasonable efforts.
During the term of the B+L Agreement, subject to specified exceptions, we are restricted from researching, developing, manufacturing or commercializing competing products directed to the collaboration target and, for a limited period, certain related targets and retinal disease programs.
Pursuant to the B+L Agreement, we received a non-refundable, non-creditable upfront payment of $5.0 million from Bausch + Lomb in July 2024. Simultaneously upon execution of the B+L Agreement, we issued a convertible note to Bausch + Lomb in an aggregate amount of $10.0 million, bearing interest at 8.0% per annum and maturing on July 8, 2027, unless earlier converted, which subsequently converted into shares of our Series B-1 convertible preferred stock.
We are also eligible to receive (i) a certain development candidate selection fee and certain other development, regulatory, commercial and sales milestones, collectively up to an aggregate of $485.0 million, and (ii) tiered royalties ranging from mid-single digits to low teens on annual net sales of licensed products, subject to customary reductions and an overall royalty floor. Upon expiration of the applicable royalty term, the license becomes fully paid-up, perpetual, irrevocable, and royalty-free.
If the agreement expires or terminates following specified stages of the collaboration and we subsequently commercialize a licensed molecule generated under the research program, we are required to pay Bausch + Lomb a low-single digit royalty on future net sales of products containing such licensed molecule for a fixed royalty term following first commercial sale.
Unless earlier terminated, the B+L Agreement will remain in force until the earlier of (i) the occurrence of any development candidate selection termination condition, or (ii) the expiration of the last-to-expire royalty term for all licensed products. Bausch + Lomb may terminate for convenience, in its entirety or on a country-by-country basis, upon prior written notice. Either party may terminate for an uncured material breach, subject to a specified cure period.
Biogen Research Collaboration and License Agreement
On May 23, 2025, we entered into a Research Collaboration and License Agreement (the “Biogen Agreement”) with Biogen. Pursuant to the Biogen Agreement, we agreed to collaborate with Biogen to undertake a research plan to discover and develop certain RNAi triggers that inhibit the expression of a target protein and conjugates of such RNAi triggers.
During the research term, each party agreed to grant the other a non-exclusive, royalty-free, worldwide license under certain research technology solely to perform research activities under an agreed research plan. We also granted Biogen an exclusive, worldwide, royalty-bearing license to certain of our intellectual property, with the right to sublicense through multiple tiers, to develop, manufacture and commercialize licensed compounds and licensed products in the field in the territory. However, unless and until Biogen elects one or more development candidates for further development and commercialization, Biogen is restricted from clinically developing or commercializing licensed compounds or licensed products. Following a development candidate selection, Biogen has sole responsibility, at its expense, for development, manufacturing, regulatory, medical affairs, and commercialization activities related to such selected development candidate.

Under the terms of the Biogen Agreement, the parties agreed to conduct research pursuant to a research plan overseen by a joint research committee and joint research team, with Biogen holding final decision-making authority, subject to specified limitations.
We also granted Biogen an option, exercisable during a specified period and upon specified terms, to designate one additional target, subject to execution of a separate collaboration and license agreement on substantially the same terms and an additional payment of a specified option exercise fee.
Pursuant to the terms of the Biogen Agreement, we received a non-refundable, non-creditable upfront payment of $16.0 million from Biogen in June 2025. We are eligible to receive an additional non-refundable upfront payment upon the satisfaction of certain conditions relating to our upstream license with OSIF. We remain responsible for payments due under our upstream license agreements. Simultaneously with the execution of the Biogen Agreement, we issued a convertible note to Biogen in an aggregate principal amount of $30.0 million, bearing interest at 8.0% per annum and maturing on July 1, 2027.
We are also eligible to receive up to an aggregate of approximately $1.0 billion in potential research, development, commercial, and sales milestones, along with tiered royalties ranging from high-single digits to low teens on annual net sales of licensed products, subject to customary reductions and an overall royalty floor. Upon expiration of the applicable royalty term, the license becomes fully paid-up, perpetual, irrevocable and royalty-free.
Unless earlier terminated, the Biogen Agreement will continue on a licensed product-by-licensed product and country-by-country basis, until the latest of: (i) the date on which there is no royalty-bearing patent claim with respect to such licensed product in such country, (ii) the expiration of all regulatory exclusivity for such licensed product in such country, and (iii) a specified number of years after the first commercial sale of such licensed product in such country.
Either party may terminate the agreement if Biogen has not made at least one RNAi trigger candidate selection or the development candidate selection by the applicable outside date. Biogen may terminate the agreement for convenience, in its entirety or on a country-by-country and licensed product-by-licensed product basis, upon prior written notice. Either party may also terminate for an uncured material breach, subject to a specified cure period, which may be extended upon submission of a reasonable cure plan.
OSIF Exclusive License Agreement
On October 30, 2023, we entered into the OSIF License Agreement with OSIF. Under the OSIF License Agreement, we obtained an exclusive, royalty-bearing license to certain patent rights relating to the originating technology underlying cityRNAs and certain other aspects of our technology platform to make, have made, use, sell, and import certain licensed products, subject to certain terms and restrictions therein.
Upon execution of the OSIF License Agreement, we issued equity securities representing 5% of our fully diluted capitalization as of the effective date of the agreement and agreed to issue additional equity securities to OSIF from time to time as necessary to maintain OSIF’s pro rata ownership percentage until we have received a specified amount of equity financing proceeds. The OSIF License Agreement has been subsequently amended to add additional patent rights and technology disclosures to the licensed intellectual property, and we reimbursed OSIF for patent prosecution costs associated with such additional patent rights.
Pursuant to the terms of the OSIF License Agreement, we are required to pay OSIF tiered low-single digit running royalties on annual net sales of each licensed product, subject to limited offsets for third-party royalty obligations. Following the first commercial sale of a licensed product in a major market, we are also required to pay OSIF a specified minimum annual royalty amount. In addition, we are required to pay OSIF a total of up to $4.2 million for each licensed product upon achievement of specified clinical development, regulatory approval, and commercial sales milestones.

The OSIF License Agreement also requires us to pay OSIF tiered percentages of certain non-royalty sublicense consideration, ranging from a low-twenties to mid-twenties percentage at earlier stages of development and a low-tens to mid-teens percentage at later stages of development, with the applicable percentage depending on the stage of development at which the sublicense is granted. In addition, we are responsible for certain patent costs incurred after the effective date of the agreement and annual maintenance fees.
Unless earlier terminated, the OSIF License Agreement continues until the expiration of the last to expire of the patent rights. At our option, we may terminate upon prior written notice. OSIF may terminate the agreement at its option immediately upon delivery of prior written notice if any specified events occur, including: (i) our failure to make any payment when due; (ii) breach of any non-payment provision; or (iii) if we or our affiliates or sublicensees initiate any proceeding to challenge the validity, enforceability, ownership, or scope of the patent rights, in each case pursuant to specified cure periods.
Intellectual Property
We view intellectual property as a core strategic asset and an important component of our strategy to lead the next generation of RNAi therapeutics. We have assembled, and continue to expand, a broad and multi-layered intellectual property portfolio covering our City Platform, which includes: our RNAi trigger toolkit (e.g., improved canonical siRNAs and our proprietary cityRNAs); delivery technologies; and RNAi chemistry. We have also assembled and continue to build a robust intellectual property portfolio covering our RNAi therapeutic candidates, and related methods of use. This portfolio is anchored in innovations generated through our internal research and development activities, including discoveries made by our scientists as they advance our City Platform and product candidates, together with intellectual property exclusively in-licensed from OSIF and other third-party rights that we may identify as strategically important to our business.
Our intellectual property strategy is deliberate, iterative, and designed to evolve as our City Platform and pipeline mature. We seek to capture and protect innovation generated within City across all stages of discovery and development, including improvements in RNAi trigger design, RNAi chemistry, extrahepatic delivery, RNAi therapeutic candidates, manufacturing processes, and other know-how that may be important to our current and future programs. At the same time, we actively monitor the external intellectual property landscape to identify third-party technologies, patent rights, know-how, and other assets that may be useful to complement, strengthen, or extend our proprietary position. Where appropriate, we may pursue licenses, collaborations, acquisitions, or other arrangements to access such third-party intellectual property.
Rather than relying on a single category of protection, we seek to build multiple, reinforcing layers of intellectual property around our City Platform and product candidates. These layers may include patent rights directed to RNAi trigger structures and designs; chemical modifications and motifs intended to improve potency, selectivity, durability, and tolerability; delivery ligands and conjugates designed for extrahepatic tissues; RNAi therapeutic compositions of matter and methods of treatment; manufacturing processes; and proprietary know-how and trade secrets arising from our internal research and development activities. We believe this layered approach is important to protecting the breadth of innovations underlying our City Platform and our current and future RNAi product candidates.
Our objective is to continue to expand, strengthen, and maintain our intellectual property portfolio as we advance our product candidates, further develop our City Platform, and generate additional data and technical insights. We intend to pursue patent protection in the United States and selected jurisdictions outside the United States where we believe protection is commercially important, and we may seek additional patent protection as we identify new platform innovations, including delivery technologies, chemistry motifs, RNAi trigger designs, and RNAi therapeutic candidates. We also rely, and expect to continue to rely, on trade secrets, confidential know-how, regulatory exclusivities, patent term extensions, and other available forms of intellectual property and regulatory protection to support our proprietary position.
As of September 17, 2026, our portfolio is comprised of 19 patent families, including at least 12 pending U.S. patent applications, four pending foreign patent applications in Europe and Hong Kong and eight Patent Cooperation Treaty (“PCT”) applications that have not yet entered national phase. Any patents issuing from or claiming priority to these applications, if granted, are expected to expire between 2041 and 2047, excluding any patent term adjustment or extension and assuming payment of all required maintenance, renewal, and annuity fees.
In addition to patent rights, we rely on trade secrets and proprietary know-how relating to our City Platform, candidate-selection processes, manufacturing methods, screening approaches and other aspects of our research and development operations. We expect trade secrets and know-how to remain important.
City Platform Intellectual Property
Our City Platform-related intellectual property spans three principal categories: RNAi triggers, including improved canonical siRNA and cityRNA triggers; chemistry and related structural optimizations; and delivery molecules, including ligands designed to deliver to the eye, CNS and adipose tissue. Our platform portfolio includes owned and exclusively in-licensed patent rights and know-how intended to protect compositions, methods of design, methods of use and other innovations relevant to the next generation RNAi triggers and extrahepatic delivery molecules.
Our RNAi trigger-related portfolio is intended to protect both next generation canonical siRNAs and cityRNAs. Our chemistry-related intellectual property is intended to protect proprietary motifs and other design features relevant to City-engineered RNAi trigger and intended to enhance potency, selectivity, durability or tissue reach. Our delivery-related intellectual property is intended to protect ligand compositions and related methods directed to extrahepatic delivery, including technologies relevant to the delivery to the liver, eye, CNS and adipose tissue. Taken together, we believe these rights support a layered protection strategy around the modular architecture of our City Platform.
The City Platform-related intellectual property relates broadly to our existing RNAi therapeutic candidates and those we may develop in the future and the indications we target or may target in the future. We in-licensed patent rights related to cityRNAs from OSIF. As of September 17, 2026, we in-licensed four non-provisional U.S. patent applications, two pending PCT patent applications, and four foreign patent applications in Europe and Hong Kong. We expect patents issuing from or claiming priority to these pending applications, if any, to expire between 2041 and 2046, excluding any patent term adjustments or extensions.
We have also filed one City owned pending U.S. provisional application and one City owned PCT International Patent Application directed to compositions and methods relating to City’s improvements to cityRNAs and two City owned U.S. provisional applications directed to compositions and methods directed to City’s improvements to canonical siRNAs. We expect patents issuing from or claiming priority to these pending applications, if any, to expire between 2046 and 2047, excluding any patent term adjustments or extensions.
In addition, we own one PCT patent application and one pending U.S. provisional application directed to LRP1 targeting ligands for extrahepatic delivery. We expect patents issuing from or claiming priority to these pending applications, if any, to expire in 2046, excluding any patent term adjustments, or extensions.
Therapeutic/Candidate Intellectual Property
Our RNAi candidate-related patent filings are intended to protect RNAi compositions, formulations, methods of use, and related inventions directed to our current and future therapeutic programs.
CITY-FXI
For CITY-FXI, our filings are intended to protect siRNA candidates directed to reducing expression of FXI in thrombotic disease, including relevant compositions and therapeutic uses. As of September 17, 2026, we own one pending U.S. provisional patent application and one PCT application related to

siRNA compositions of matter and methods of treatment. We expect patents issuing from these pending patent applications, if any, to expire between 2045 and 2047, excluding any patent term adjustments or extensions.
CITY-RBP4
For CITY-RBP4, our filings are intended to protect siRNA candidates directed to RBP4 inhibition for the treatment of ocular disease, including Stargardt disease and other retinal indications. As of September 17, 2026, we owned one PCT application and one U.S. provisional patent application related to siRNA compositions of matter and methods of treating ocular disease. We expect patents issuing from or claiming priority to these pending patent applications, if any, to expire between 2046 and 2047, excluding any patent term adjustments or extensions.
CITY-TFR2
For CITY-TFR2, our filings are intended to protect siRNA candidates directed to reducing expression of TFR2 for anemia indications, including myelofibrosis-associated anemia and other chronic inflammatory conditions we may pursue. As of September 17, 2026, we own one PCT application related to siRNA compositions of matter and methods of treating anemia of chronic disease. We expect patents issuing from or claiming priority to this application, if any, to expire in 2046, excluding any patent term adjustments or extensions.
Other Disease Areas
In addition to our disease programs listed above, we also have patent applications relating to novel RNAi therapeutic candidates and their use for treating additional disorders that would benefit from inhibition. As of September 17, 2026, we own patent applications directed to RNAi compositions and methods of treatment for neurological and ocular disorders. We expect patents issuing from or claiming priority to these pending applications, if any, to expire between 2046 and 2047 excluding any patent term adjustments or extensions.
We also file, and expect to continue to file, patent applications directed to discovery-stage programs and other disease areas that may benefit from our platform technologies. Our objective is to maintain a portfolio that protects both current clinical-stage candidates and future programs arising from our City Platform.
Manufacturing and Supply
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We have engaged, and expect to continue to rely on, well-established third-party contract development and manufacturing organizations (“CDMOs”) to supply our product candidates for use in our preclinical studies and clinical trials. Because we rely on CDMOs, we employ personnel with extensive technical, manufacturing, analytical, and quality experience to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for our regulatory submissions. We believe our CDMOs have the scale, systems, and experience to supply our currently planned clinical trials.
Additionally, we intend to rely on third-party CDMOs for later-stage development and commercial manufacturing, if our product candidates receive marketing approval. As our lead product candidates advance through clinical development, we expect to enter into longer-term commercial supply agreements to fulfill and secure our production needs. While the drug substances used in our product candidates are manufactured by more than one supplier, the number of manufacturers is limited. In the event it is necessary or advisable to acquire supplies from an alternative supplier, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company. If we need to change manufacturers during the clinical or development stage for product candidates or after commercialization for our product candidates, if approved, the FDA, European Medicines Agency (“EMA”) and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay. Reliance on third-party CDMOs may expose us to different risks than if we were to manufacture and develop product candidates ourselves. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.
To adequately meet our projected commercial manufacturing needs, our CDMOs will need to scale-up production, or we will need to secure additional suppliers. Processes for producing drug substances and drug product for commercial supply are currently being developed, with the goal of achieving reliable, reproducible, and cost-effective production. We believe the drug substance and drug product processes for our current product candidates can be appropriately scaled.
Commercialization
Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We plan to independently commercialize our products, if approved, in the United States and other regions where we determine it makes commercial sense to do so. At the appropriate time, we will recruit a sales force and a medical affairs team and take other steps to establish the necessary commercial infrastructure. However, as product candidates advance through our pipeline, our plans may change.
Competition
The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary and novel products and product candidates. We face a broad spectrum of current and potential competitors, ranging from very large, global pharmaceutical companies with significant resources to other biotechnology companies with resources and expertise comparable to our own. We believe that for most or all of our drug development programs, there will be one or more competing programs in other companies. In many cases, the companies with competing programs will have access to greater resources and expertise than we do and may be more advanced.
As RNAi therapeutics expand beyond rare diseases to other more common conditions, an increasing number of other companies are investing in and developing RNAi therapeutic products, as well as potentially new approaches that may result in more rapid development of RNAi therapeutics or more effective technologies for RNAi drug development or delivery.
Companies that have developed, or are developing, siRNA therapeutics include ADARx Pharmaceuticals, Inc., Alnylam, Amgen Inc., Argo Biopharmaceutical Co., Ltd., Aro Biotherapeutics Co., Arrowhead Pharmaceuticals, Inc., AstraZeneca plc, Dyne Therapeutics, Inc., Eli Lilly and Company, GlaxoSmithKline plc, Ionis Pharmaceuticals, Inc., Novartis AG, Novo Nordisk A/S, SanegeneBio Inc., Sarepta Therapeutics, Inc., Silence Therapeutics plc, and Sirius Therapeutics, Inc.
Our competitors have developed, are developing or may develop product candidates and products competitive with CITY-FXI, CITY-RBP4, and CITY-TFR2 and our other programs and product candidates. CITY-FXI, CITY-RBP4, and CITY-TFR2 and any future product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.
Our lead product candidate, CITY-FXI, is being developed for thromboembolic diseases through silencing of coagulation FXI. Multiple therapeutic approaches targeting FXI are currently in development, including small molecules, monoclonal antibodies, and RNAi therapeutics. Companies active in this field include ADARx Pharmaceuticals, Inc., Bayer AG, Bristol-Myers Squibb Company, CRISPR Therapeutics AG (in partnership with Sirius Therapeutics, Inc.), Johnson & Johnson, Novartis AG, Regeneron Pharmaceuticals, Inc., and others.
CITY-RBP4 is being developed for Stargardt disease, for which current treatment options are limited. Numerous companies are developing potential therapies for Stargardt disease using a variety of approaches, including visual cycle modulation, gene therapy, gene editing, and RNA-based therapeutics. Companies active in this area include Alkeus Pharmaceuticals, Inc., Belite Bio, Inc. and others.
CITY-TFR2 is being developed for anemia of chronic disease. Therapeutic approaches under development or in clinical use include hepcidin-targeted agents, including a monoclonal antibody from Disc Medicine, Inc., erythropoiesis-stimulating agents, hypoxia-inducible factor prolyl hydroxylase inhibitors, iron replacement therapies, and other approaches intended to improve iron availability or erythropoiesis.
Our competitors include larger and better-funded global pharmaceutical and biotechnology companies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Moreover, we may also compete with universities, governmental agencies, and other public and private research institutions that may be active in research in our target indications and could be in direct competition with us. We also compete with these organizations to recruit management, scientists, and clinical development personnel, and our inability to compete successfully could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites and enrolling subjects for clinical trials and in identifying and in-licensing intellectual property related to new product candidates, as well as entering into partnerships, collaborations, and license arrangements.
If our product candidates do not offer advantages over available products, we may not be able to successfully compete against current and future competitors. The key factors affecting the success of our products, if approved, are likely to be their potential efficacy, safety, convenience, and availability of reimbursement.
Government Regulation
Government authorities in the United States, at the federal, state, and local level, and in other countries and jurisdictions, including the European Union (“EU”), extensively regulate, among other things, the research, development, testing, manufacturing, quality control, safety, effectiveness, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. Even after obtaining initial marketing approval, a product and its manufacturer remain subject to extensive, continuing regulatory requirements, including with respect to manufacturing, quality control, adverse event reporting, advertising and promotion and periodic inspections by regulatory authorities.
Review and Approval of Drugs in the United States
In the United States, the FDA regulates drugs under the U.S. Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations. The failure to comply with applicable U.S. requirements at any time during the product development process, approval process, or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, FDA Form 483s, and other types of letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, product recalls, and other post-market actions, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations, and penalties brought by the FDA and the U.S. Department of Justice or other governmental entities.
An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:
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completion of nonclinical, or preclinical, laboratory tests, animal studies, and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

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submission to the FDA of an IND, which must take effect before human clinical trials may begin;

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approval by an institutional review board (“IRB”), representing each clinical site before each clinical trial may be initiated at that site;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCPs”), to establish the safety and efficacy of the proposed drug product for each indication;

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preparation and submission to the FDA of a New Drug Application (“NDA”), and payment of user fees;

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review of the product by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, and purity;

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satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and

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FDA review and approval of the NDA.

Preclinical Studies
Before an applicant begins testing a compound in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include, among other things, laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient (“API”), and the formulated drug or drug product, as well as in vitro and animal studies to assess the potential safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of certain preclinical studies is subject to federal regulations and requirements, including GLP regulations. Some long-term preclinical testing, such as animal tests of reproductive adverse events (“AEs”), and carcinogenicity, may continue after the IND is submitted.
The IND and IRB Processes
An IND is an exemption from the FDCA that allows an investigational drug to be shipped in interstate commerce for use in a clinical trial and a request for FDA authorization to administer such investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of the investigational drug. In an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments. In addition, the results of the preclinical tests, manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. The FDA also may impose a clinical hold or partial clinical hold after commencement of a clinical trial under an IND. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation (or full investigation in the case of a partial clinical hold) may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.
A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived.

When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study is conducted in accordance with GCP, among other things, including review and approval by an independent ethics committee and obtaining informed consent from subjects. The GCP requirements are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. FDA must also be able to validate the data from the study through an on-site inspection if necessary.
In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review of the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides advice to the sponsor as to whether or not a trial may move forward at designated check points based on pre-specified criteria and access that only the group maintains to available data from the study. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk.
Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on its ClinicalTrials.gov website. Sponsors also must disclose certain results of these clinical trials, although disclosure of results may be delayed until after the new product or new indication has been approved by the FDA. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs, as well as clinical trial design. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to public notifications of noncompliance, civil monetary penalties, and also prevent the non-compliant party from receiving future grant funds from the federal government.
Human Clinical Trials in Support of an NDA
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects, or their legal representative, provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.
Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:
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Phase 1.   The product candidate is initially introduced into healthy human subjects or in patients with the targeted disease or condition in certain indications such as cancer to test for safety, dosage tolerance, absorption, metabolism, distribution, excretion, and, if possible, to gain an early indication of its effectiveness.

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Phase 2.   The product candidate is administered to a limited patient population with the specified disease or condition to identify possible AEs and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions, and to determine dosage tolerance and optimal dosage.

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Phase 3.   The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials with the intent to generate enough data to evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product candidate and to provide adequate information for the labeling of the product.

Post-approval studies, sometimes referred to as Phase 4 studies, may be conducted after initial regulatory approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
While the IND is active, progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. In addition, within 15 calendar days after the sponsor determines that the information qualifies for reporting, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.
Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the applicant must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.
Review of an NDA by the FDA
Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to a significant application user fee as well as annual prescription drug product program fees. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees.
In addition, the Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration, and requires a sponsor to submit an initial Pediatric Study Plan, (“PSP”), within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. Under PREA, NDAs, and certain supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is deemed safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the product candidate is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before any pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.
The FDA conducts a preliminary review of an NDA within 60 days of its receipt, before accepting the NDA for filing, to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act (“PDUFA”), FDA has agreed to specified performance goals in the review process of NDAs. Applications for drugs containing new molecular entities are meant to be reviewed within 10 months from the date of filing, and applications for “priority review” products containing new molecular entities are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months if FDA requests or the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date or is otherwise deemed a “major amendment” to the application.
During its review of an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA, including drug component manufacturing (such as APIs), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an NDA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.
In addition, as a condition of approval, the FDA may require an applicant to develop a risk evaluation and mitigation strategy (“REMS”). REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential AEs, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product.
The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Fast Track, Breakthrough Therapy, and Priority Review
The FDA has a number of programs intended to facilitate and expedite development and review of investigational drugs if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. Three of these programs are referred to as Fast Track Designation, Breakthrough Therapy Designation, and priority review designation.
First, the FDA may designate a product candidate for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such disease or condition. For Fast Track product candidates, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product candidate’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product candidate may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track Designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
Second, a product candidate may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other drug products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy Designation includes all of the benefits associated with Fast Track Designation, including the potential for rolling review of an NDA submission. In addition, the FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.
Third, the FDA may designate an NDA review for a priority review if it is for a product candidate that treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in safety or effectiveness compared to available therapies. The FDA determines, on a case-by-case basis, whether the product candidate may represent a significant improvement when compared with other available therapies. Significant improvement may be illustrated, among other things, by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to six months.
Accelerated Approval Pathway
The FDA may grant accelerated approval to a product candidate intended to treat a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.
The accelerated approval pathway is often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly.
The accelerated approval pathway is typically contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s anticipated clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or other post-approval clinical trials to verify and describe the anticipated the effect on the clinical endpoint. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Sponsors are also required to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must post this information publicly. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the sponsor fails to conduct such studies in a timely manner and send the necessary updates to the FDA, or if a confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires, unless otherwise informed by the agency, pre-approval of promotional materials for product candidates approved under accelerated regulations, which could adversely impact the timing of the commercial launch of the product.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants Orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications to market the same therapeutic agent for the same approved use or indication for seven years, except in limited circumstances, such as a subsequent product’s showing of clinical superiority to the product with orphan exclusivity or inability of the original applicant to manufacture the product in sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same approved indication or use, or the same drug for a different indication or use. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the disease or condition for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity within the relevant approved use or indication or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs relating to the approved use or indication of patients with the relevant rare disease or condition.
Rare Pediatric Disease Designation and Priority Review Vouchers
Under the FDCA, the FDA incentivizes the development of drugs and biological products that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug or biological product for such disease or condition will be recovered from sales in the United States of such drug or biological product. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug or biological product application after the date of approval of the rare pediatric disease drug or biological product, referred to as a PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Congress has extended the PRV program through September 30, 2029. Under current law, after September 30, 2029, the FDA may not award any rare pediatric disease PRVs, although the FDA’s authority to do so could be extended by Congress in the future.
The FDA’s Decision on an NDA
On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of any inspections of the manufacturing facilities and select clinical trial sites, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If a complete response letter is issued, the applicant may resubmit the NDA to address all of the deficiencies identified in the letter, withdraw the application, or request a hearing. If the applicant resubmits the NDA, the FDA will issue an approval letter only when the deficiencies have been addressed to the FDA’s satisfaction. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. In September 2025, the FDA began publishing complete response letters soon after issuing them to the respective sponsors, breaking with long standing agency tradition of publishing complete response letters with approval documentation after the product is approved.
If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety or effectiveness after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.
Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising, and promotion, reporting of adverse experiences with the product and applicable product tracking and tracing requirements. After approval, many changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are annual prescription drug product program fee requirements for certain marketed products.
In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs, and those supplying products, ingredients, and components of them are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the NDA holder and any third-party manufacturers that the NDA holder may decide to use. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and notify the FDA of counterfeit, diverted, stolen, and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or voluntary product recalls;

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fines, warning, or untitled letters or holds on post-approval clinical trials;

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refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

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product seizure or detention, or refusal to permit the import or export of products; or

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injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Hatch-Waxman Amendments
Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application (“ANDA”). An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics, and intended use, among other things, to a previously approved product, known as a reference listed drug (“RLD”). ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product.
Non-Patent Exclusivity
Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity (“NCE”). For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, which states the proposed generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.
The FDCA also provides for a period of three years of exclusivity for non-NCE drugs if the NDA or a supplement to the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application or supplement. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination, or indication, but it generally would not protect the original, unmodified product from generic competition. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; it only prevents FDA from approving such ANDAs.
A drug product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the active moiety and to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection and patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.
Hatch-Waxman Patent Certification and the 30-Month Stay
In seeking approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Upon approval of an NDA, each of the patents listed in the application for the drug is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Upon submission of an ANDA or 505(b)(2) NDA, an applicant is required to certify to the FDA concerning any patents listed for the RLD in the Orange Book that:
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no patent information on the drug product that is the subject of the application has been submitted to the FDA;

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such patent has expired;

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the date on which such patent expires; or

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such patent is invalid, unenforceable, or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted.

Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification, the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA is submitted four years after approval, the 30-month stay is extended so that it expires seven and a half years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA applicant before then.
Patent Term Restoration and Extension
A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent term restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date, provided the sponsor acted with diligence. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days of drug approval. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office (“USPTO”) reviews and approves the application for any patent term extension or restoration in consultation with the FDA.
Rest of the World Regulation
For other countries outside of the United States, including those in Europe, Latin America, or Asia, the requirements governing product development, the conduct of clinical trials, product marketing, product licensing, pricing and reimbursement can vary from country to country. Failure to comply with applicable foreign regulatory requirements may subject sponsors, manufacturers, or marketers of pharmaceutical products to, among other things, fines, suspension, or withdrawal of regulatory authorizations and approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Review and Approval of Medicinal Products in the European Union
In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy, and governing, among other things, clinical trials, obtaining marketing authorization (“MA”), commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of an MA application (“MAA”), and granting of an MA by these authorities before the product can be marketed and sold in the EU.

Non-clinical Studies and Clinical Trials
Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.
Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-labeling purposes). These GLP standards reflect the Organization for Economic Co-operation and Development requirements.
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) guidelines on GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
The EU Clinical Trials Regulation (“CTR”), which was adopted in April 2014 and repealed the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.
While the EU Clinical Trials Directive required a separate clinical trial authorization application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized Clinical Trials Information System. Once the CTA is approved, clinical study development may proceed.
Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice (“GMP”). Other national and EU-wide regulatory requirements may also apply.
Marketing Authorization
In order to market our product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining an MA. To obtain an MA, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU member states (decentralized procedure or mutual recognition procedure) for obtaining an MA in multiple EU member states.
“Centralized MAs” are issued by the European Commission through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA, and are valid throughout the EU. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for therapeutics produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products

(gene therapy, somatic cell therapy, and tissue-engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of HIV, AIDS, cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific, or technical innovation or which are in the interest of public health in the EU.
Under the centralized procedure, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from a public health perspective and in particular from the point of view of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, excluding clock stops, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 67 days from the date of the CHMP opinion, the European Commission will adopt its final decision on the MAA.
“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.
Periods of Authorization and Renewals
An MA has an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant EU member state for a nationally authorized product. To this end, the MA holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety, and efficacy, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. Once renewed, the MA is valid for an unlimited period, unless the European Commission or the competent authorities of the relevant member states decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for centrally-authorized products) or on the market of the authorizing EU member state (for nationally-authorized products) within three years after authorization ceases to be valid (the so-called “sunset clause”).
Data and Market Exclusivity
In the EU, innovative medicinal products approved on the basis of a complete and independent data package generally receive eight years of data exclusivity and an additional two years of market exclusivity upon grant of an MA. The data exclusivity period prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar (abbreviated) MA, for a period of eight years from the date on which the reference product was first authorized in the EU. During an additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained an MA based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.
Orphan Medicinal Products
The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition, (2) either (i) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (ii) without the benefits derived from orphan status, it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development; (3) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product would be of significant benefit to those affected by that condition.
An orphan designation provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized EU MA. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity, which means that the EMA and the competent authorities of the EU member states cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar medicinal product for the same indication for a period of ten years. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The period of market exclusivity may be extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan (“PIP”). No extension to any supplementary protection certificate (“SPC”) can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan designation, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar product for the same indication as an authorized orphan product at any time if (i) a second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior; (ii) the MA holder for the authorized orphan product consents to a second medicinal product application; or (iii) the MA holder for the authorized product cannot supply enough orphan medicinal product.
Pediatric Development
Regulation (EC) No 1901/2006 provides that prior to obtaining an MA in the EU, applicants have to demonstrate compliance with all measures included in a PIP, agreed with the EMA’s Pediatric Committee (“PDCO”), and covering all subsets of the pediatric population, unless the PDCO has granted (1) a product-specific waiver, (2) a class waiver, or (3) a deferral for one or more of the measures included in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which an MA is being sought. Products that are granted an MA with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under an SPC provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires, even where the trial results are negative. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Requirements
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance (“QPPV”), who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).
All new MAAs must include a risk management plan (“RMP”), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product.
Regulatory Authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.
The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising, and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited in the EU. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.
The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”), which consists of the EU member states plus Norway, Liechtenstein, and Iceland.
Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, authorization of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption, or with other applicable regulatory requirements may result in administrative, civil, or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant an MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing, or clinical trials, operating restrictions, injunctions, suspension of licenses, fines, and criminal penalties.
Reform of the Regulatory Framework in the European Union
The European Commission introduced legislative proposals in April 2023 intended to replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text was agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be formally adopted into EU law, and are not expected to become applicable before 2028.
Brexit and the Regulatory Framework in the United Kingdom
Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the United Kingdom (“UK”) is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK; however, new legislation such as the (EU) CTR is not applicable in the UK.

Under the Medicines and Medical Devices Act 2021, the Secretary of State or an ‘appropriate authority’ have delegated powers to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials, and medical devices.
As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”) is the UK’s standalone medicines and medical devices regulator. As a result of the Northern Ireland Protocol, different rules initially applied in Northern Ireland than in England, Wales, and Scotland (together, “Great Britain”, or GB), as Northern Ireland continued to follow the EU regulatory regime for a period of time following Brexit. However, on January 1, 2025 a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.
The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the Clinical Trials Directive, as implemented into UK national law through secondary legislation. In April 2025, the UK introduced the Medicines for Human Use (Clinical Trials) (Amendment) Regulations, with the aim of creating a streamlined, risk-proportionate system that accelerates approvals while maintaining robust safety standards. Following a 12-month implementation period, the amended regulations came fully into force on 28 April 2026.
In addition, in October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.
MAs in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder chose to opt-out. Under the terms of the Windsor Framework, these licenses became valid for the whole of the UK from January 1, 2025. In order to use the centralized procedure to obtain an MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, after Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, a 150-day assessment (subject to clock-stops) and a rolling review procedure. The rolling-review procedure permits the separate or joint submission of quality, non-clinical, and clinical data to the MHRA which can be reviewed on a rolling basis. After an application under the rolling-review procedure has been validated, the final decision should be received within 100 days (subject to clock-stops). In addition, since January 1, 2024, the MHRA may rely on the International Recognition Procedure (“IRP”), when reviewing certain types of MAAs. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (e.g. the medicines regulatory authorities in Australia, Canada, Switzerland, Singapore, Japan, the U.S.A. and the EMA in the EU) when considering an application for a UK MA. The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. Applications should be decided within a maximum of 60 days if there are no major objections identified that cannot be resolved within such 60 day period and the approval from the trusted regulatory partner selected has been granted within the previous 2 years. If there are such major objections identified or such approval hasn’t been granted within the previous 2 years, then the relevant timeframe for the MHRA decision is within 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations, and renewals.

In the UK, the initial duration of an MA is five years and following renewal will be valid for an unlimited period unless the MHRA decides on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Any authorization which is not followed by the actual placing of the medicine on the market in the UK (or GB, if the MA is only valid in GB) within three (3) years shall cease to be in force.
There is no pre-MA orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in the UK.
Review and Approval of Medicinal Products in Australia
The Therapeutic Goods Administration (“TGA”) and the National Health and Medical Research Council (“NHMRC”) set the GCP requirements for clinical research in Australia.
Compliance with the regulations, standards and codes set by the TGA and NHMRC is mandatory. Under the Therapeutic Goods Act 1989 (Cth) and the Therapeutic Goods Regulations 1990 (Cth), it is a condition (amongst other conditions) of all clinical trials involving investigational medicinal products to comply with the National Statement on Ethical Conduct in Research Involving Humans, published by the NHMRC (the National Statement), and the Guideline for Good Clinical Practice published by the International Council for Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH Guidelines”). The ICH Guidelines have been adopted in Australia, and must be complied with across all fields of clinical research involving therapeutic goods, including those related to pharmaceutical quality, nonclinical and clinical data requirements and trial designs. The basic requirements for preclinical data to support a first-in-human trial under ICH Guidelines are applicable in Australia. Requirements related to adverse event reporting in Australia are generally similar to those required in other major jurisdictions (and there is alignment with the European Union’s Clinical Trial Regulations: Regulation EU No 536/2014), although reporting timeframes may differ to other jurisdictions.
Clinical trials conducted using “unapproved therapeutic goods” in Australia, being those which have not yet been evaluated by the TGA for quality, safety and efficacy (and including unapproved indications of therapeutic goods which have otherwise been approved for use in Australia) must occur pursuant to either the Clinical Trial Notification Scheme (“CTN Scheme”) or the Clinical Trial Approval Scheme (“CTA Scheme”). In each case, the trial is supervised by a Human Research Ethics Committee (“HREC”), an independent review committee constituted in accordance with the National Statement that ensures the protection of rights, safety and well-being of human subjects involved in a clinical trial. An HREC reviews, approves and provides continuing oversight of trial protocols (including any amendments), methods and materials intended to be used in obtaining and documenting informed consent of the clinical trial subjects.
The CTN Scheme broadly involves:
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the investigator or sponsor of the Australian clinical trial submitting a ‘Notification of Intent to Conduct a Clinical Trial’ form (“CTN Form”) to the TGA and payment of the relevant fee;

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the TGA may request further specific information relating to the ‘unapproved therapeutic goods’ that are the subject of the clinical trial;

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submission to an HREC, of all material relating to the proposed clinical trial, including the trial protocol;

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the HREC reviews the scientific validity of the trial design, the balance of risk versus harm of the therapeutic good, the ethical acceptability of the trial process, and approves the trial protocol. The HREC is also responsible for monitoring the conduct of the trial;

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the institution or organization at which the trial will be conducted, referred to as the “Approving Authority,” giving final approval for the conduct of the trial at the site, in terms no less restrictive to those advised by the HREC; and

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ensuring that the CTN form is signed by the sponsor, the principal investigator, the chairman of the HREC and a person responsible from the Approving Authority. The TGA does not review any data relating to the clinical trial, however CTN trials cannot commence until the trial has been notified to the TGA. It is the responsibility of the sponsor to ensure that all relevant approvals are in place before supplying the ‘unapproved’ therapeutic goods in the clinical trial in Australia.

Under the CTA Scheme:
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a sponsor submits an application to conduct a clinical trial to the TGA for evaluation and comment, which includes payment of the relevant fees. The TGA encourages all sponsors to request a pre-submission meeting with the TGA in order to clarify any questions about existing studies or the proposed data package for the CTA application, and obtain specific advice

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from the TGA relating to the CTA application process, including the best ways to submit the application and dossier;

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the TGA will undertake a preliminary assessment to ensure that there is sufficient data to begin evaluation. If critical data is missing, the TGA may request further information;

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a sponsor must forward any comments made by the TGA Delegate to the HREC(s) at the sites where the trial will be conducted;

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the HREC is responsible for considering the scientific and ethical issues of the proposed trial protocol.

A sponsor cannot commence a trial under the CTA Scheme until written advice has been received from the TGA regarding the application and approval for the conduct of the trial has been obtained from an ethics committee and the institution at which the trial will be conducted.
Approval for inclusion in the Australian Register of Therapeutic Goods (“ARTG”), is required before a therapeutic good (including pharmaceutical product) may be marketed (or supplied, imported, exported or manufactured) in Australia. Exceptions apply to therapeutic goods/pharmaceutical products that are supplied, imported, and exported to and from Australia for the purposes of a clinical trial, on the basis that certain conditions are met (e.g., the trial is conducted in accordance with the CTN or CTA scheme).
Once a sponsor decides to register a therapeutic good/pharmaceutical product in Australia, in order to obtain registration of the product on the ARTG, it is required that (amongst others):
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the sponsor submits appropriate documentation, including the outcomes of clinical trials and studies, to allow the TGA to assess the quality, safety and efficacy of the therapeutic product/ pharmaceutical product; and

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the sponsor submits evidence which demonstrates that the manufacture of the therapeutic product/pharmaceutical product complies with the applicable GMP requirements.

The TGA has the ultimate discretion to decide whether to include the therapeutic product/ pharmaceutical product in the ARTG.
Coverage and Reimbursement
The success of our product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors. We cannot be sure that coverage and reimbursement will be available for our product candidates, nor can we accurately estimate the potential revenue from them. Similarly, we cannot assure that coverage and reimbursement will be available for any product that we may develop.
In the United States, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that the use of a product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical, and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare and Medicaid Services (“CMS”). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. Patients are unlikely to use our product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of their cost. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives.
Moreover, increasing efforts by governmental and other third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether existing regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals or clearances of our product candidates, if any, may be.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.
Healthcare Reform and Other Regulatory Changes
In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare.
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (each as amended, collectively known as the “ACA”), which was enacted in 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.
Other legislative changes that have been proposed and adopted in the United States since the ACA was enacted include the following:
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The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. Subsequent legislation extended the 2% reduction which remains in effect through 2032.

•
On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Additionally, the Inflation Reduction Act of 2022 (the “IRA”) included several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps beginning January 1, 2026 for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the Department of Health and Human Services’ rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. Under the One Big Beautiful Bill Act of 2025, this restriction was eliminated; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan drug designations or indications, are exempt from the Medicare drug price negotiation program. Although the effects of the IRA on our business and the healthcare industry in general are not yet fully understood, we are taking into consideration the potential impact of the IRA on our development and commercialization activities.
The cost of prescription drugs and biological products has also been the subject of considerable discussion in the United States. At a federal level, President Trump reversed some of President Biden’s executive orders including rescinding Executive Order 14087 entitled “Lowering Prescription Drug Costs for Americans.” President Trump may issue new executive orders designed to impact prescription product pricing. A number of these and other proposed measures may require authorization through additional legislation to become effective. Congress and the Trump administration have indicated that they will continue to seek new legislative measures to control prescription product costs.
On April 15, 2025, the Trump Administration published Executive Order 14273, “Lowering Drug Prices by Once Again Putting Americans First,” which generally directs the federal government to take measures to reduce drug prices, including eliminating the so-called “pill penalty” under the Inflation Reduction Act that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump Administration published Executive Order 14297, “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients” which generally, among other things, directs the federal government to establish and communicate most-favored-nation (“MFN”) price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the most-favored-nation lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to “take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries.” Notably, a similar “Most Favored Nation” pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.
On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs: the GLOBE and GUARD models. On October 2, 2026, CMS finalized the GLOBE regulation, effective November 30, 2026, as a mandatory CMS Innovation Center payment model under Section 1115A of the Social Security Act. As finalized, GLOBE will require manufacturers of specified single source drugs and sole source biologics, within designated therapeutic classes and that have incurred more than $100 million of Medicare Part B spending over a 12-month period to pay incremental rebates based on an alternative, internationally benchmarked calculation of the existing Medicare Part B drug inflation rebate. The GLOBE Model will begin on January 1, 2027 with the collection of voluntary manufacturer-submitted international drug net pricing data, and will be tested over 5 performance years, running from April 1, 2027 through

March 31, 2032. The associated payment period will run from April 1, 2027 through March 31, 2034. GLOBE excludes orphan-only drugs, cell and gene therapy products, plasma-derived products, and drugs with an effective Medicare-negotiated maximum fair price.
GUARD remains a proposed regulation that has not been finalized and, as proposed, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies, with its performance period proposed to begin in 2027. The GLOBE model and the proposed GUARD model will likely be subject to legal challenges that could delay implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions fOr U.S. Medicaid (“GENEROUS”) Model, currently proposed as a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.
In addition, at the state level, legislatures have increasingly passed legislation and implemented regulations similar to those under consideration at the federal level, as well as laws designed to control pharmaceutical and biotherapeutic product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, marketing cost disclosure and transparency measures, restrictions or other limitations on patient assistance, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards (“PDABs”) and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits (“UPLs”) on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our company’s future revenues.
Other Healthcare Laws and Compliance Requirements
Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act (“FCA”) which may constrain the business or financial arrangements and relationships through which companies research, sell, market and distribute pharmaceutical products. In addition, transparency laws and patient privacy laws can apply to the activities of pharmaceutical manufacturers. The applicable federal, state and foreign healthcare laws and regulations that can affect a pharmaceutical company’s operations include without limitation:
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The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering, or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA or federal civil monetary penalties. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but such exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;
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The federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious, or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement, including providing inaccurate billing or coding information to customers or promoting a product off-label, material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security, and transmission of individually identifiable health information held by covered entities and their business associates as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians, other licensed care professionals, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

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Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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Additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales, or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. Additionally, some state and local laws require certain regulatory licenses to manufacture or distribute our products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction. State and foreign laws, including for example the European Union General Data Protection Regulation, which became effective May 2018 also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations with respect to certain laws. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect our business in an adverse way. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. Ensuring our business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.
The failure to comply with any of these laws or regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages, and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of the business.
Privacy and Data Security
In the ordinary course of business, we and the third parties upon which we rely collect, receive, store, or otherwise process personal data, including information we may collect about participants in our clinical trials. This personal data can also include data that is considered “sensitive” personal data under privacy laws, policies, or agreements to which we are subject. Accordingly, we are, or we may become, subject to numerous, evolving privacy and data security obligations, including global, federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations related to privacy and data security.
These privacy and data security laws are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, federal health information privacy laws, state information security and data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., the Federal Trade Commission Act). At the state level, numerous U.S.

states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Additionally, a smaller number of states have passed or are considering laws governing the privacy of consumer health data. While existing state consumer privacy laws provide exemptions for data processed in the context of clinical trials, the continued development of complex requirements at the state level may further complicate compliance efforts and may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products, and are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing, as more fully discussed in the section titled “Risk Factors.”
Additionally, to the extent we collect personal data outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data and data security laws, such as the European Union’s General Data Protection Regulation 2016/679 (“EU GDPR”) and other national data protection legislation in force in relevant EEA Member States, and the EU GDPR as it forms part of UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018. Foreign privacy and data security laws impose significant and complex compliance obligations on entities that are subject to those laws and may impose significant sanctions for non-compliance (including fines of up to the greater of 20 million Euros (17.5 million GBP for the UK) or 4% of worldwide annual revenue), as more fully discussed in the section titled “Risk Factors.”
Facilities
Our corporate headquarters is located in Cambridge, Massachusetts, where we lease and occupy approximately 51,726 square feet of office and laboratory space at 399 Binney Street, Cambridge, Massachusetts. The current term of such lease expires in September 2031.
We believe that our facilities are sufficient for our current needs and for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space. We believe that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.
Employees and Human Capital Resources
As of September 1, 2026, we had 81 full-time employees. Within our workforce, 71 employees were engaged in research and development, and 10 were engaged in business development, finance, legal, and general management and administration as of September 1, 2026. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of stock-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. Our equity incentive plans are heavily weighted towards performance-based vesting (rather than time-based vesting), which further aligns employee incentives to achieve company milestones and drive shareholder value.
We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth, and a robust employment package that promotes well-being across all aspects of their lives, including health care, retirement planning and paid time off.

Legal Proceedings
From time to time, we may become involved in legal proceedings arising from the ordinary course of business. We record a liability for such matters when it is probable that future losses will be incurred and that such losses can be reasonably estimated. Significant judgment by us is required to determine both probability and the estimated amount. Our management is currently not aware of any legal matters that could have a material effect on our financial position, results of operations or cash flows.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.
Name	Age	Position
Executive Officers:
Andrew (Andy) Orth, M.B.A.	57	President, Chief Executive Officer and Director
Keith Regnante, M.B.A.	57	Chief Financial Officer
Baisong Mei, M.D., Ph.D.	63	Chief Medical Officer
Tracy Zimmermann, Ph.D.	57	Chief Scientific Officer
Sebastian Trousil, Ph.D.	42	Chief Operating Officer
Non-Employee Directors:
John Maraganore, Ph.D.	64	Executive Chair
Barry Greene(2)(3)	63	Director
Robert Nelsen, M.B.A.(1)	63	Director
Saraswathy (Sara) V. Nochur, Ph.D.(1)(3)	66	Director
Ron Philip(1)(2)	52	Director

(1)
Member of the culture and compensation committee.

(2)
Member of the audit committee.

(3)
Member of the nominating and corporate governance committee.

Executive Officers
Andrew (Andy) Orth, M.B.A., has served as our President, Chief Executive Officer and as a member of our board of directors since December 2024. Prior to joining us, Mr. Orth served as Chief Commercial Officer of Krystal Biotech, Inc. (Nasdaq: KRYS), a global, commercial-stage biotechnology company, from May 2021 to August 2023, where he led its global commercial strategy and execution. Previously, Mr. Orth served as Senior Vice President, U.S. Region at Alnylam (Nasdaq: ALNY), a global commercial-stage biopharmaceutical company, from 2016 to 2021, where he contributed to the launch of three genetic medicines for rare diseases and the build-out of Alnylam’s commercial infrastructure in the United States and Europe. Prior to Alnylam, Mr. Orth served as Vice President, Global Commercial Strategy at Biogen Inc. (Nasdaq: BIIB) from 2009 to 2016. Earlier in his career, Mr. Orth held positions in global commercial strategy, commercial operations, corporate strategy and finance at Russell Reynolds Associates Inc., Genzyme Corp. (subsequently acquired by Sanofi S.A. (Nasdaq: SNY) (“Sanofi”)), Amgen Inc. (Nasdaq: AMGN) and the University of California, San Francisco. Mr. Orth received a B.S. in Philosophy and Psychology from the University of Wisconsin and an M.B.A. from Cornell University.
We believe that Mr. Orth is qualified to serve as a member of our board of directors because of his extensive executive leadership and commercial experience across the biopharmaceutical industry, including senior leadership roles at publicly traded biotechnology companies.
Keith Regnante, M.B.A., has served as our Chief Financial Officer since August 2026. Prior to joining us, he served as Chief Financial Officer of Keros Therapeutics, Inc. (Nasdaq: KROS), a clinical-stage biopharmaceutical company, from February 2020 to August 2026. Previously, from August 2016 to January 2020, Mr. Regnante served as Chief Financial Officer of Wave Life Sciences Ltd. (Nasdaq: WVE), a clinical-stage biotechnology company. From February 2014 to August 2016, Mr. Regnante served as Vice President of Finance at Shire plc (formerly Nasdaq: SHPG), a global biotechnology company subsequently acquired by Takeda Pharmaceutical Company Limited, where he was a member of the Financial Leadership Team and the R&D Leadership Team. Earlier in his career, Mr. Regnante served as Head of R&D Finance at ARIAD Pharmaceuticals, Inc. and held finance leadership positions of increasing responsibility at Biogen Inc., including Senior Director of Corporate Finance and Senior Director of Global R&D Finance. Mr. Regnante began his career as a consultant at The Boston Consulting Group. Mr. Regnante received a B.A. in Economics from Tufts University and an M.B.A. from the MIT Sloan School of Management.
Baisong Mei, M.D., Ph.D., has served as our Chief Medical Officer since March 2025. Previously, Dr. Mei served as Executive Vice President and Chief Medical Officer at Editas Medicine, Inc. (Nasdaq: EDIT) (“Editas”), a gene editing company developing transformative medicines for serious diseases, from July 2022 to December 2024. Prior to Editas, Dr. Mei served as Senior Global Project Head in Rare Disease and Rare Blood Disorders at Sanofi, a global biopharmaceutical company, from January 2017 to July 2022. Before joining Sanofi, Dr. Mei served as Therapeutic Area Head for Hematology Clinical Development at Biogen Inc. Earlier in his career, Dr. Mei held roles in drug discovery research and chemistry, manufacturing and controls development at Biogen and Bayer AG. Dr. Mei received a Bachelor of Medicine from Bengbu Medical University, China, a Master of Medicine from Wuhan University School of Medicine, China, and a Ph.D. in Biochemistry and Molecular Biology from the University of Toledo, and held postdoctoral fellowships at the University of California San Francisco and the University of California Berkeley.
Tracy Zimmermann, Ph.D., has served as our Chief Scientific Officer since May 2024. Prior to joining us, Dr. Zimmermann served in roles of increasing responsibility at Generation Bio Co. (Nasdaq: GBIO) (acquired by XOMA Royalty Corporation (Nasdaq: XOMA)), a biotechnology company, most recently as Chief Development Officer from November 2020 to January 2024, after serving as Vice President, Preclinical Research and Translational Biology from October 2018 to November 2020. Previously, Dr. Zimmermann spent 15 years at Alnylam, serving in research leadership positions spanning RNAi platform development and early-stage therapeutic programs, where she contributed to the development of ONPATTRO, GIVLAARI and AMVUTTRA. Earlier in her career, Dr. Zimmermann served as a Senior Scientist at Variagenics, Inc. (subsequently merged with Hyseq Pharmaceuticals Inc., which was renamed Nuvelo, Inc.). Dr. Zimmermann received a B.S. in Biochemistry from Lehigh University and a Ph.D. in Chemistry from the University of Colorado Boulder and completed a postdoctoral fellowship at Harvard Medical School.
Sebastian Trousil, Ph.D., one of our co-founders, has served as our Chief Operating Officer since September 2023. Prior to joining us, Dr. Trousil served as Principal, New Ventures at RTW Investments, LP, an investment firm, from March 2021 to February 2023. During that time, Dr. Trousil also served as Chief Operating Officer of Yarrow Biotechnology, Inc., a biotechnology company, from January 2021 to February 2023. Dr. Trousil co-founded Harbinger Health, Inc., a liquid biopsy company focused on early cancer detection, and served in leadership roles during its early development. Earlier in his career, Dr. Trousil worked at Flagship Pioneering, a life sciences venture capital and company-building firm. Dr. Trousil received an M.Pharm. from the University of Vienna, Austria, and a Ph.D. in Pharmacology and Cancer Research from Imperial College London, England and completed postdoctoral research at Harvard Medical School and Massachusetts General Hospital, where he was awarded the Tosteson & Fund for Medical Discovery Postdoctoral Fellowship.
Non-Executive Directors
John Maraganore, Ph.D., one of our co-founders, has served as our Executive Chair and a member of our board of directors since September 2023. Dr. Maraganore has served as Principal of JMM Innovations, LLC, a strategic consulting firm, since January 2022, and as Co-Chief Executive Officer of Corsera Health, Inc., a privately held biotechnology company, since September 2024. He also currently serves as a Venture Partner at ARCH Venture Partners, a Venture Advisor at Atlas Venture, a Senior Advisor at Blackstone Life Sciences, a Senior Advisor at Jefferies Financial Services, and an Executive Partner at RTW Investments, LP, each an investment and venture capital firm. Previously, Dr. Maraganore served as founding Chief Executive Officer and as a member of the board of directors of Alnylam from December 2002 to December 2021, and as President of Alnylam from December 2002 to December 2007. Dr. Maraganore currently serves on the boards of directors of Kymera Therapeutics, Inc. (Nasdaq: KYMR), Beam Therapeutics Inc. (Nasdaq: BEAM) (“Beam Therapeutics”), Rapport Therapeutics, Inc. (Nasdaq: RAPP), Hemab Therapeutics Holdings, Inc. (Nasdaq: COAG) and Takeda

Pharmaceutical Company Limited (NYSE: TAK). He previously served on the boards of directors of Agios Pharmaceuticals, Inc. (Nasdaq: AGIO) from June 2010 to May 2023 and ProKidney Corp. (Nasdaq: PROK) from August 2022 to May 2024. Dr. Maraganore received a B.A. in Biological Sciences and M.S. and Ph.D. degrees in Biochemistry and Molecular Biology, each from the University of Chicago.
We believe that Dr. Maraganore is qualified to serve as our Executive Chair and a member of our board of directors because of his extensive executive leadership experience in the biopharmaceutical industry, including his service as Chief Executive Officer of Alnylam and his service on the boards of directors of multiple publicly traded biopharmaceutical companies.
Barry Greene has served as a member of our board of directors since September 2024. Mr. Greene served as President and Chief Executive Officer of Sage Therapeutics, Inc. (Nasdaq: SAGE) (“Sage”), a biopharmaceutical company, from December 2020 until it was acquired by Supernus Pharmaceuticals, Inc. (Nasdaq: SUPN) in July 2025. Prior to joining Sage, Mr. Greene served as President of Alnylam from 2007 through September 2020 and as Chief Operating Officer from September 2003 to December 2020. Prior to joining Alnylam, Mr. Greene served as General Manager of Oncology at Millennium Pharmaceuticals, Inc. Earlier in his career, Mr. Greene served as Executive Vice President and Chief Business Officer at Mediconsult.com, Inc., Vice President of Marketing and Customer Services and Vice President, Strategic Integration at AstraZeneca PLC (Nasdaq: AZN), and Partner at Andersen Consulting. Mr. Greene currently serves on the board of directors of Karyopharm Therapeutics, Inc. (Nasdaq: KPTI) and Dyne Therapeutics, Inc. (Nasdaq: DYN). He previously served on the boards of directors of Acorda Therapeutics, Inc. (Nasdaq: ACOR) from January 2007 to August 2021 and BCLS Acquisition Corporation (Nasdaq: BLSA) from October 2020 to October 2022. Mr. Greene received a B.S. in Industrial Engineering from the University of Pittsburgh and completed the Senior Scholars executive program at Duke University’s Medical School and Fuqua School of Business.
We believe that Mr. Greene’s extensive operational and executive leadership experience across biopharmaceutical companies, including his tenure as a public company chief executive officer and his significant commercial and business development expertise, qualify him to serve as a member of our board of directors.
Robert Nelsen, M.B.A., has served as a member of our board of directors since July 2023. Mr. Nelsen co-founded ARCH Venture Partners, a venture capital firm focused on early-stage technology companies, in 1986, and has served as a Managing Director of ARCH Venture Partners or its affiliated entities since 1994. Mr. Nelsen currently serves on the boards of directors of several publicly-traded biotechnology companies, including Prime Medicine, Inc. (Nasdaq: PRME), Sana Biotechnology, Inc. (Nasdaq: SANA), and Hua Medicine, Inc. (HKEX: 2552). Mr. Nelsen also currently serves on the boards of directors of a number of privately-held biotechnology companies and previously served on the boards of directors of several publicly-traded biotechnology and biopharmaceutical companies, including VIR Biotechnology, Inc. (Nasdaq: VIR) from 2017 to May 2025, Lyell Immunopharma, Inc. (Nasdaq: LYEL) from 2019 to May 2025, Seaport Therapeutics, Inc. (Nasdaq: SPTX) from 2024 to April 2026, Brii Biosciences Limited (HKEX: 2137) from 2019 to July 2024, Neumora Therapeutics, Inc. (Nasdaq: NMRA) from 2020 to September 2023, Revolution Healthcare Acquisition Corp. (Nasdaq: REVH) from 2021 to April 2022, Denali Therapeutics Inc. (Nasdaq: DNLI) from 2015 to June 2022, Beam Therapeutics from 2017 to June 2021, and Karuna Therapeutics, Inc. (Nasdaq: KRTX) (subsequently acquired by Bristol Myers Squibb) from 2018 to June 2021. Mr. Nelsen received his B.S. from the University of Puget Sound in Economics and Biology and his M.B.A. from the University of Chicago.
We believe that Mr. Nelsen is qualified to serve on our board of directors because of his extensive experience as a venture capitalist, building and serving on the boards of many public and private emerging companies, including multiple life sciences, biotechnology and pharmaceutical companies.
Saraswathy (Sara) V. Nochur, Ph.D., has served as a member of our board of directors since February 2025. Dr. Nochur has served as an independent consultant in regulatory affairs and drug development since June 2024. Previously, Dr. Nochur served in roles of increasing responsibility at Alnylam, most recently as Chief Diversity, Equity and Inclusion Officer from January 2021 to May 2024. Prior to that, she oversaw global regulatory affairs at Alnylam as Vice President of Regulatory Affairs,

Senior Vice President of Regulatory Affairs, and Chief Regulatory Officer from May 2005 to December 2020, and she also served as a member of Alnylam’s management board. Prior to joining Alnylam, Dr. Nochur served in roles of increasing responsibility in regulatory affairs at The Medicines Company, most recently as Vice President of Regulatory Affairs. Dr. Nochur previously served on the boards of directors of Decibel Therapeutics, Inc. (Nasdaq: DBTX) from December 2021 until its acquisition by Regeneron Pharmaceuticals, Inc. (Nasdaq: REGN) in September 2023 and Marinus Pharmaceuticals, Inc. (Nasdaq: MRNS) from March 2021 to November 2024. Dr. Nochur received a B.S. in Microbiology and Chemistry, an M.S. in Microbiology from the University of Bombay, India, and a Ph.D. in Biochemical Engineering from the Massachusetts Institute of Technology.
We believe that Dr. Nochur is qualified to serve on our board of directors due to her extensive experience in drug development, regulatory strategy and the regulatory approval process.
Ron Philip has served as a member of our board of directors since July 2024. Mr. Philip served as Chief Executive Officer and as a member of the board of directors of Orbital Therapeutics, Inc. (“Orbital”), a biopharmaceutical company focused on RNA-based medicines, from August 2024 until its acquisition by Bristol Myers Squibb (NYSE: BMY) in December 2025. Prior to joining Orbital, Mr. Philip served in roles of increasing responsibility at Spark Therapeutics, Inc. (formerly Nasdaq: ONCE) from May 2017 to August 2024, most recently as Chief Executive Officer. Prior to joining Spark Therapeutics, Mr. Philip served in various roles at Pfizer Inc. (NYSE: PFE) from November 2009 to October 2016. Mr. Philip currently serves on the board of directors of Harmony Biosciences Holdings, Inc. (Nasdaq: HRMY), Avalo Therapeutics, Inc. (Nasdaq: AVTX) and serves as Executive Chair of CREATE Medicines, Inc. Mr. Philip received a B.S. in Computer Information Systems from Drexel University.
We believe that Mr. Philip is qualified to serve on our board of directors because of his extensive experience in the life sciences industry, including leading teams focused on the development and commercialization of novel treatments, and his demonstrated business and strategic acumen.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of Our Board of Directors
Our business and affairs are managed under the direction of our board of directors, which currently consists of six members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.
Certain members of our board of directors were elected under the provisions of our amended and restated certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, will also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Staggered Board
Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, will permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. In accordance with our amended and restated certificate of incorporation, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
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the Class I directors will be Andrew Orth, M.B.A. and Ron Philip, and their terms will expire at our first annual meeting of stockholders following this offering, to be held in 2027;

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the Class II directors will be John Maraganore, Ph.D. and Barry Greene, and their terms will expire at our second annual meeting of stockholders following this offering, to be held in 2028; and

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the Class III directors will be Robert Nelsen, M.B.A. and Sara Nochur, Ph.D., and their terms will expire at our third annual meeting of stockholders following this offering, to be held in 2029.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Under the listing standards, requirements and rules of The Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, and phase-in periods following its initial public offering, each member of a listed company’s audit committee must have at least three members and its compensation committee must have two members, and each member of its audit, compensation, and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1 under the Exchange Act, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, including family relationships, our board of directors has determined that each of Barry Greene, Robert Nelsen, M.B.A., Sara Nochur, Ph.D. and Ron Philip does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules. Our board of directors has determined that Mr. Orth, by virtue of his position as our current President and Chief Executive Officer, and Dr. Maraganore, by virtue of his current consulting arrangement with the Company, are not independent under applicable rules and regulations of the SEC and the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”
Board Policies
In connection with this offering, we have adopted policies and procedures for director candidates for our nominating and corporate governance committee, which will provide that factors, such as a candidate’s character, judgment, skills, education, expertise, and absence of conflicts of interest should be considered in determining director candidates. Our priority in selection of board members will be identification of members who will further the interests of our stockholders through their established records of professional accomplishment, their ability to contribute positively to the collaborative culture among board members, and their knowledge of our business and understanding of the competitive landscape in which we operate and adherence to high ethical standards.
Board Leadership Structure and Board’s Role in Risk Oversight
Currently, the role of executive chair of our board of directors is separated from the role of Chief Executive Officer. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the executive chair of our board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chair of our board of directors, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines do not require that our board chair and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Our board of directors has adopted, effective prior to the completion of this offering, corporate governance guidelines that provide that the board of directors may appoint a lead independent director. The lead independent director will be responsible for calling and presiding over separate meetings of the independent directors. The lead independent director will preside over periodic meetings of independent directors, serve as a liaison between the chair and the independent directors and perform such additional duties as the board of directors may otherwise determine and delegate.
Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development, and commercialization activities, operations, strategic direction, and intellectual property as more fully discussed in the section titled “Risk Factors.” Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.
The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.
Committees of Our Board of Directors
Our board of directors has established an audit committee, a culture and compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulation of the SEC and the Nasdaq Listing Rules, which we will post to our website at www.citytx.com upon the completion of this offering. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee consists of Barry Greene and Ron Philip, and the chair of our audit committee is Barry Greene. Our board of directors has determined that each member of the audit committee is independent under Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act and can read and understand fundamental financial statements in accordance with applicable requirements. We intend to rely on the phase-in provisions of Nasdaq Listing Rule 5615, which permit companies listing in connection with their initial public offering to phase-in compliance with the heightened audit committee independence requirements. Specifically, we will be required to have an audit committee of at least three directors that satisfy the heightened audit committee independence requirements within one year of listing. We intend to comply with such requirements within the allotted timeframe. Our board of directors has also determined that Barry Greene is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.
The primary purpose of the audit committee will be to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee will include:
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helping our board of directors oversee our corporate accounting and financial reporting processes;

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coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

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developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

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reviewing and approving related person transactions;

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reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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overseeing the preparation of our annual proxy statement, reviewing with management our financial statements to be included in our quarterly reports to be filed with the SEC, and reviewing with management the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosures in our periodic reports filed with the SEC;

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monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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overseeing our risk management policies, procedures and practices, including those related to cybersecurity; and

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approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable Nasdaq Listing Rules.
Culture and Compensation Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, our culture and compensation committee consists of Ron Philip, Sara Nochur, Ph.D. and Robert Nelsen, M.B.A., and the chair of our culture and compensation committee is Ron Philip. Our board of directors has determined that each member of the culture and compensation committee is independent under the Nasdaq Listing Rules and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The primary purpose of our culture and compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our culture and compensation committee will include:
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annually reviewing and recommending to our board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

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evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and, based on such evaluation, recommending to our board of directors the compensation of our Chief Executive Officer;

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reviewing and approving the compensation arrangements with our other executive officers and certain other senior management;

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reviewing and recommending to our board of directors the compensation paid to our directors;

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administering our equity incentive plans and other benefit programs;

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overseeing and administering our compensation and similar plans;

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reviewing and approving our policies and procedures for the grant of equity-based awards;

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preparing our culture and compensation committee report if and when required by SEC rules;

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reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy;

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reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

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assisting our board of directors in overseeing our strategies, programs and initiatives related to employee development, engagement, pay equity, succession, and workplace culture and inclusion, and periodically reviewing and making recommendations regarding succession planning for our Chief Executive Officer and other key officers.

Our culture and compensation committee operates under a written charter, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable Nasdaq Listing Rules.
Nominating and Corporate Governance Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee consists of Barry Greene and Saraswathy (Sara) V. Nochur, Ph.D., and the chair of our nominating and corporate governance committee is Barry Greene. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.
The primary purpose of the nominating and corporate governance committee is to discharge the responsibilities of our board of directors with respect to our corporate governance functions and to identify, communicate with, evaluate and recommend candidates for our board of directors. Specific responsibilities of our nominating and corporate governance committee include:
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identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

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considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

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instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

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developing and recommending to the board of directors criteria for board and committee membership;

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establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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developing and making recommendations to our board of directors regarding corporate governance guidelines and matters and periodically reviewing and reassessing the adequacy of our corporate governance guidelines and Code of Conduct and Business Ethics; and

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overseeing annual evaluations of the board of directors’ performance, including committees of the board of directors and management.

Our nominating and corporate governance committee operates under a written charter, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable Nasdaq Listing Rules.
Code of Business Conduct and Ethics
In connection with this offering, we have adopted a written code of business conduct and ethics that applies to all our employees, officers and directors, effective upon the effectiveness of the registration statement of which this prospectus forms a part. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics is posted on our website at www.citytx.com. We intend to disclose on our website any future amendments of our code of business conduct and ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the code of business conduct and ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.
Compensation Committee Interlocks and Insider Participation
None of the members of the culture and compensation committee is currently, or has been at any time, one of our officers or employees. None of our officers currently serves, or has served during the last calendar year, as a member of the board of directors or culture and compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or culture and compensation committee.
Compensation Recovery
In accordance with the requirements of the SEC and Nasdaq Listing Rules, our board of directors has adopted a compensation recovery policy, which became effective upon the effectiveness of the registration statement of which this prospectus is part. The compensation recovery policy provides that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.
Limitations on Liability and Indemnification
As permitted by Delaware law, provisions in our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, limit or eliminate the personal liability of directors and officers for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, a director or officer exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for:
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any breach of the officer or director’s duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL;

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for our officers, any derivative action by or in the right of the corporation;

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any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

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any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director or officer’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the completion of this offering also will authorize us to indemnify our officers, directors, and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws, which became effective upon effectiveness of the registration statement of which this prospectus forms a part, provides that:
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we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

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we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

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the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such insurance.
In addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plans would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

EXECUTIVE COMPENSATION
The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from the programs as summarized in this discussion.
As an emerging growth company and a smaller reporting company, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” and “smaller reporting companies,” as such terms are defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2025 (“Fiscal Year 2025”) is detailed in the 2025 Summary Compensation Table and accompanying footnotes and narrative that follow.
Our named executive officers for Fiscal Year 2025 are:
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Andrew (Andy) Orth, M.B.A., our President and Chief Executive Officer;

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Baisong Mei, M.D., Ph.D., our Chief Medical Officer; and

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Tracy Zimmermann, Ph.D., our Chief Scientific Officer.

To date, the compensation of our named executive officers has consisted of a combination of base salary, cash incentive compensation, and long-term incentive compensation, as more fully described below. Our named executive officers, like all full-time employees, are eligible to participate in our health, welfare, and retirement benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.
2025 Summary Compensation Table
The following table shows the total compensation earned by, or paid to, our named executive officers for services rendered to us in all capacities during Fiscal Year 2025.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Andrew Orth, M.B.A. President and Chief Executive Officer	2025	475,000	—	—	188,100	14,000	677,100
Baisong Mei, M.D., Ph.D. Chief Medical Officer(4)	2025	358,077	50,000(5)	364,236	110,226	9,500	892,039
Tracy Zimmermann, Ph.D. Chief Scientific Officer	2025	499,200	—	19,831	153,754	14,000	686,785

(1)
The amounts reported represent the aggregate grant date fair value of stock option awards granted in Fiscal Year 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting. The assumptions used in calculating the grant date fair values of the option awards reported in this column are set forth in Note 12 of our consolidated financial statements for Fiscal Year 2025, included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option awards and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the option awards or any sale of the underlying securities.

(2)
The amounts reported represent the annual cash incentive bonuses earned for Fiscal Year 2025 based on achievement of corporate performance measures and individual performance, as described in more detail under the heading “2025 Cash Bonuses” below. The bonus paid to Dr. Mei was prorated to reflect his partial year of employment.

(3)
The amounts reported represent 401(k) employer matching contributions made by us on behalf of each named executive officer under our 401(k) plan.

(4)
Dr. Mei commenced employment with us in March 2025. The amount reported in the salary column represents the amount actually earned for his partial year of employment.

(5)
The amount reported represents a sign-on bonus in the amount of $50,000 in connection with the commencement of Dr. Mei’s employment with us in 2025.

Narrative Disclosure to the 2025 Summary Compensation Table
2025 Base Salaries
Our named executive officers each receive a base salary to compensate them for services rendered to us. Base salaries are intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries are expected to be reviewed annually, typically in connection with our annual performance review process, approved by our board of directors or the culture and compensation committee of the board of directors, and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience.
For Fiscal Year 2025, the base salaries for Mr. Orth, Dr. Mei, and Dr. Zimmermann were $475,000, $475,000, and $499,200, respectively.
In the event that the Company successfully consummates this offering on or prior to December 31, 2026, the annual base salaries for Mr. Orth and Dr. Mei will increase to $600,000 and $515,000, respectively, in each case effective as of the consummation of this offering.
2025 Cash Bonuses
Our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve corporate performance goals and to reward our executives for individual achievement towards these goals. For Fiscal Year 2025, each of the named executive officers was eligible to earn an annual performance bonus based on the achievement of certain corporate performance and individual performance goals. For Fiscal Year 2025, the target annual bonus for Mr. Orth, Dr. Mei, and Dr. Zimmermann was 45%, 35%, and 35% of base salary, respectively. Based on the level of achievement of the applicable corporate performance measures and individual performance goals, annual bonuses for Fiscal Year 2025 were paid at 88% of target. Dr. Mei’s Fiscal Year 2025 annual bonus was prorated based on his start date.
In the event that the Company successfully consummates this offering on or prior to December 31, 2026, the target annual bonuses for Mr. Orth, Dr. Mei, and Dr. Zimmermann will increase to 55%, 40%, and 40% of base salary, respectively, in each case effective as of the consummation of this offering.
Equity Incentive Compensation
Our executive compensation philosophy is designed to align compensation with long-term value creation and the interests of our stockholders. Consistent with this philosophy, we provide annual equity grants to our executive officers, with a significant portion of such grants weighted toward performance-based vesting. We believe equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe equity grants promote executive retention because they incentivize our executive officers to remain in our service during the vesting period.
During Fiscal Year 2025, we granted Dr. Mei and Dr. Zimmermann stock options to purchase our common stock under the 2023 Plan. Mr. Orth did not receive any equity awards in Fiscal Year 2025. For additional information regarding outstanding equity awards held by our named executive officers as of December 31, 2025, see the “Outstanding Equity Awards at 2025 Fiscal Year-End” table below.
401(k) Plan and Health and Welfare Benefits
During Fiscal Year 2025, we participated in the ADP TotalSource Retirement Savings Plan (the “ADP 401(k) Plan”), a 401(k) plan maintained by ADP TotalSource Group, Inc., our professional employer organization, in which our employees, including our named executive officers, were eligible to participate if they satisfy certain eligibility requirements. Our named executive officers participated in the ADP 401(k) Plan on the same terms as our other full-time employees. During Fiscal Year 2025, we provided employer contributions under the ADP 401(k) Plan of 4% of each eligible employee’s annual eligible compensation, subject to the safe harbor limit. Beginning in January 1, 2026, we sponsor and maintain our own 401(k) plan through Fidelity for our employees, including our named executive officers. We believe that providing a vehicle for tax-deferred retirement savings through the 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental, and vision benefits, short-term and long-term disability insurance, basic life and accidental death and dismemberment insurance, and certain voluntary benefits.
Employment Arrangements for Named Executive Officers
We initially entered into employment agreements or offer letters with each of our named executive officers in connection with their commencement of employment, which set forth the terms and conditions of their employment, including base salary, target annual bonus opportunity, initial equity awards, severance benefits and eligibility to participate in our employee benefit plans generally offered to our employees. The material terms of the offer letters are summarized below. In connection with this offering, we have adopted a new executive severance plan (the “Executive Severance Plan”), which will become effective upon the closing of this offering. Each of the NEOs may participate in the Executive Severance Plan, and it will supersede the severance provisions in the NEOs’ offer letters, if any. A detailed description of the Executive Severance Plan is provided in the section titled “Employee Benefit and Equity Compensation Plans.”
Current Offer Letters
Andrew (Andy) Orth, M.B.A.
On November 9, 2024, we entered into an offer letter with Mr. Orth for the position of President and Chief Executive Officer (the “Orth Offer Letter”), which provides for Mr. Orth’s at-will employment. Pursuant to the Orth Offer Letter, Mr. Orth is eligible to receive an annual base salary, subject to adjustment pursuant to our employee compensation policies in effect from time to time, and an annual performance bonus, as determined by our board of directors based on objective or subjective criteria approved by our board of directors, each of which has subsequently been increased as described above. Mr. Orth is also eligible to participate in the employee benefit plans generally available to our employees, subject to the terms of those plans.
Pursuant to the Orth Offer Letter, Mr. Orth received four option grants to purchase an aggregate of 1,504,670 shares of our common stock. The first option grant covers 944,538 shares and is subject to time-based vesting, with 25% of the shares subject to the option vesting after 12 months of continuous service from Mr. Orth’s start date and the remaining shares vesting in equal monthly installments over the following 36 months. The second option grant covers 404,174 shares and vests upon a specified regulatory development milestone, subject to Mr. Orth’s continuous service through such approval. The third option grant covers 77,979 shares and vests upon the closing of our initial public offering, subject to certain financial conditions as set forth in the Orth Offer Letter and Mr. Orth’s continuous service through such closing. The fourth option grant covers 77,979 shares and vests upon the successful completion of a clinical trial that satisfies the criteria set forth in the Orth Offer Letter, subject to Mr. Orth’s continuous service through such completion. In addition, Mr. Orth will immediately vest in his remaining unvested options if (i) the Company is subject to a “change in control” before Mr. Orth’s service with the Company terminates and (ii) upon or within 12 months after such change in control, Mr. Orth’s employment is terminated by the Company without “cause” or due to Mr. Orth’s “resignation for good reason,” in each case, as defined in the Orth Offer Letter.

In addition, pursuant to the Orth Offer Letter, in the event that Mr. Orth’s employment is terminated by us without “cause” or due to Mr. Orth’s “resignation for good reason,” subject to Mr. Orth’s execution of a general release of claims in favor of us and satisfaction of certain other conditions, Mr. Orth is entitled to receive (i) continuation of his then-current base salary for a period of nine months and (ii) up to nine months of Consolidated Omnibus Budget Reconciliation Act (“COBRA”) premium payments at the same rate we pay for active employees and their eligible dependents.
Baisong Mei, M.D., Ph.D.
On March 21, 2025, we entered into an offer letter with Dr. Mei for the position of Chief Medical Officer (the “Mei Offer Letter”), which provides for Dr. Mei’s at-will employment. Pursuant to the Mei Offer Letter, Dr. Mei is eligible to receive an annual base salary, subject to adjustment pursuant to our employee compensation policies in effect from time to time, and an annual performance bonus, as determined by our Chief Executive Officer and approved by our board of directors based on objective or subjective criteria, each of which has subsequently been increased as described above. Dr. Mei is also eligible to participate in the employee benefit plans generally available to our employees, subject to the terms of those plans. Dr. Mei also received a sign-on bonus of $50,000, subject to repayment if his employment had terminated within one year of his start date for any reason other than a termination by us without “cause” or by Dr. Mei’s “resignation for good reason,” in each case as defined in the Mei Offer Letter.
Pursuant to the Mei Offer Letter, Dr. Mei received two option grants to purchase an aggregate of 360,681 shares of our common stock. The first option grant covers 252,477 shares and is subject to time-based vesting, with 25% of the shares subject to the option vesting after 12 months of continuous service from Dr. Mei’s start date and the remaining shares vesting in equal monthly installments over the following 36 months. The second option grant covers 108,204 shares and vests upon achievement of certain specified clinical development milestone based on clinical proof-of-concept data, in each case as determined by our board of directors, subject to Dr. Mei’s continuous service through such date. In addition, Dr. Mei will immediately vest in his remaining unvested option if (i) the Company is subject to a “change in control” before Dr. Mei’s service with the Company terminates and (ii) upon or within 12 months after such change in control, Dr. Mei’s employment is terminated by the Company without “cause” or due to Dr. Mei’s “resignation for good reason,” in each case, as defined in the Mei Offer Letter.
In addition, pursuant to the Mei Offer Letter, in the event that Dr. Mei’s employment is terminated by us without “cause” or due to Dr. Mei’s “resignation for good reason,” subject to Dr. Mei’s execution of a general release of claims in favor of us and satisfaction of certain other conditions, Dr. Mei is entitled to receive (i) continuation of his then-current base salary for a period of nine months and (ii) up to nine months of COBRA premium payments at the same rate we pay for active employees and their eligible dependents.
Tracy Zimmermann, Ph.D.
On May 8, 2024, we entered into an offer letter with Dr. Zimmermann for the position of Chief Scientific Officer (the “Zimmermann Offer Letter”), which provides for Dr. Zimmermann’s at-will employment. Pursuant to the Zimmermann Offer Letter, Dr. Zimmermann is eligible to receive an annual base salary, subject to adjustment pursuant to our employee compensation policies in effect from time to time, and an annual performance bonus, as determined by our Chief Executive Officer and approved by our board of directors based on objective or subjective criteria, each of which has subsequently been increased as described above. Dr. Zimmermann is also eligible to participate in the employee benefit plans generally available to our employees, subject to the terms of those plans.
Pursuant to the Zimmermann Offer Letter, Dr. Zimmermann received three option grants to purchase an aggregate of 449,083 shares of our common stock. The first option grant covers 251,487 shares and is subject to time-based vesting, with 25% of the shares subject to the option vesting after 12 months of continuous service from Dr. Zimmermann’s start date and the remaining shares vesting in equal monthly installments over the following 36 months. The second option grant covers 107,780 shares and vests upon a specified regulatory development milestone, subject to Dr. Zimmermann’s continuous service through such approval. The third option grant covers 89,816 shares and vests upon achievement of a specified clinical development milestone based on clinical proof-of-concept data. In addition, Dr. Zimmermann will immediately vest in her remaining unvested option if (i) the Company is subject to a “change in control” before Dr. Zimmermann’s service with the Company terminates and (ii) upon or within 12 months after such change in control, Dr. Zimmermann’s employment is terminated by the Company without “cause” or due to Dr. Zimmermann’s “resignation for good reason,” in each case, as defined in the Zimmermann Offer Letter.
In addition, pursuant to the Zimmermann Offer Letter, in the event that Dr. Zimmermann’s employment is terminated by us without “cause” or due to Dr. Zimmermann’s “resignation for good reason,” subject to Dr. Zimmermann’s execution of a general release of claims in favor of us and satisfaction of certain other conditions, Dr. Zimmermann is entitled to receive (i) continuation of her then-current base salary for a period of nine months and (ii) up to nine months of COBRA premium payments at the same rate we pay for active employees and their eligible dependents.
Outstanding Equity Awards at 2025 Fiscal Year-End
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2025.
		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Andrew Orth, M.B.A.	12/11/2024(2)	236,134	708,404	—	0.92	12/10/2034
	12/11/2024(3)	—	—	404,174	0.92	12/10/2034
	12/11/2024(4)	—	—	77,979	0.92	12/10/2034
	12/11/2024(5)	—	—	77,979	0.92	12/10/2034
Baisong Mei, M.D., Ph.D.	05/13/2025(2)	—	252,477	—	1.84	05/12/2034
	05/13/2025(6)	—	—	108,204	1.84	05/12/2034
Tracy Zimmermann, Ph.D.	07/16/2024(2)	94,307	157,179	—	0.92	07/15/2034
	07/16/2024(7)	—	—	107,780	0.92	07/15/2034
	07/16/2024(8)	—	—	89,816	0.92	07/15/2034
	02/25/2025(9)	1,200	4,565	—	0.92	02/24/2035
	02/25/2025(10)	—	—	13,454	0.92	02/24/2035

(1)
All stock option awards were granted under our 2023 Plan, described below. All options are exercisable immediately upon grant, subject to a repurchase right in favor of the Company, which lapses as the option vests. Accordingly, the columns and footnotes below reflect the extent to which the stock options held by our named executive officers were vested (as opposed to exercisable) as of December 31, 2025.

(2)
The shares underlying this stock option award vest as follows: 25% of the shares vested on grant date, and the remaining 75% of the shares vest in 36 equal monthly installments thereafter, subject to the executive’s continued service relationship through the applicable vesting date.

(3)
The shares underlying this stock option award vest as follows: immediately upon the Company’s first approval of a specified regulatory development milestone, subject to Mr. Orth’s continued service relationship through the applicable vesting date.

(4)
The shares underlying this stock option award vest as follows: immediately upon the Company’s closing of an initial public offering, subject to certain financial conditions as set forth in the Orth Offer Letter and Mr. Orth’s continuous service through such closing date.

(5)
The shares underlying this stock option award vest as follows: immediately upon the Company’s successful completion of specified clinical development milestones, subject to Mr. Orth’s continuous service through the applicable vesting date.

(6)
The shares underlying this stock option award vest as follows: immediately upon achievement of certain specified clinical development milestone based on clinical proof-of-concept data, subject to Dr. Mei’s continuous service through the applicable vesting date.

(7)
The shares underlying this stock option award vest as follows: immediately upon a specified regulatory development milestone, subject to Dr. Zimmermann’s continuous service through the applicable vesting date.

(8)
The shares underlying this stock option award vest as follows: immediately upon the achievement of a specified clinical development milestone, subject to Dr. Zimmermann’s continuous service through the applicable vesting date.

(9)
The shares underlying this stock option award vest in 48 equal monthly installments thereafter, subject to Dr. Zimmermann’s continued service relationship through the applicable vesting date.

(10)
The shares underlying this stock option award vest as follows: immediately upon achievement of a specified clinical development milestone, subject to Dr. Zimmermann’s continuous service through the applicable vesting date.

Employee Benefit and Equity Compensation Plans
2023 Stock Plan
The 2023 Plan was initially adopted by our board of directors on July 17, 2023, and approved by our stockholders on August 14, 2023. The 2023 Plan was subsequently amended on April 16, 2024, December 11, 2024, February 25, 2025, January 23, 2026, May 20, 2026, and June 3, 2026 to increase the number of shares reserved for issuance thereunder. Under the 2023 Plan, as amended, we have reserved for issuance an aggregate of 10,017,776 shares of our common stock. These numbers are subject to adjustment in the event of certain changes in our capitalization, including a subdivision of our outstanding common stock, a dividend payable in shares of common stock, a combination or consolidation of our outstanding common stock into a lesser number of shares, a reclassification, or other increase or decrease in the number of issued shares of our common stock effected without receipt of consideration by us. Our board of directors has determined not to issue any further awards under the 2023 Plan following the completion of this offering, but all outstanding awards under the 2023 Plan will continue to be governed by their existing terms. In connection with this offering, we have adopted a new equity incentive plan under which we will grant equity-based awards following this offering, as described below under “2026 Stock Option and Incentive Plan.” The following summary describes the material terms of the 2023 Plan. This summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by reference to the 2023 Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
The shares of common stock previously issued under the 2023 Plan that are forfeited to or repurchased by us due to failure to vest are currently added back to the shares of common stock available for issuance under the 2023 Plan. In addition, shares that otherwise would have been issuable under the 2023 Plan but are withheld by us in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes remain available for issuance under the 2023 Plan. Shares subject to any outstanding option, restricted stock unit or other right that expires or is cancelled for any reason, to the extent allocable to the unexercised or unsettled portion of such award, remain available for issuance under the 2023 Plan. To the extent an award is settled in cash, the cash settlement does not reduce the number of shares remaining available for issuance under the 2023 Plan. Following the completion of this offering, any such shares that would otherwise become available for issuance under the 2023 Plan will instead be added to the shares of common stock available for issuance under the 2026 Plan (as defined below).
Our board of directors has acted as administrator of the 2023 Plan. The administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2023 Plan. Persons eligible to participate in the 2023 Plan are our employees, outside directors and consultants.
The 2023 Plan permits the granting of (i) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (ii) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of our common stock on the date of grant or, in the case of an incentive stock option granted to a 10% owner, the exercise price shall not be less than 110% of the fair market value of our common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant, or five years in the case of certain incentive stock options grants. The administrator determines when each option becomes vested and exercisable.
The administrator of the 2023 Plan may award or sell shares of common stock subject to such terms and conditions as it determines, including forfeiture conditions, repurchase rights, rights of first refusal and other transfer restrictions.
The administrator of the 2023 Plan may also grant restricted stock units subject to such vesting conditions and other terms and conditions as it determines. Restricted stock units may be settled in shares of common stock, cash or a combination of both, as determined by the administrator.
In the event of certain changes in our capitalization, including a subdivision of our outstanding common stock, a dividend payable in shares of common stock, a combination or consolidation of our outstanding common stock into a lesser number of shares, a reclassification or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us, proportionate adjustments will be made, as applicable, to the number and kind of shares available for issuance under the 2023 Plan, the number and kind of shares subject to outstanding awards and outstanding rights to purchase shares, the exercise price or purchase price applicable to such awards or rights and any applicable repurchase price. In addition, in the event of an extraordinary dividend payable in a form other than shares, a recapitalization, a spin-off or similar occurrence, the administrator may make appropriate adjustments to such items.
The 2023 Plan provides that, in the event that the Company is a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, shares acquired under the 2023 Plan and outstanding awards under the 2023 Plan will be treated in the manner described in the definitive transaction agreement or, if there is no such agreement to which the Company is a party, as determined by our board of directors. Such treatment need not be the same for all awards or all portions of an award and may include, among other things: (i) continuing or assuming the award or substituting a comparable award, (ii) cancelling the award and making a payment with respect to the vested portion of such award, (iii) cancelling an option without payment following notice and an opportunity to exercise the option to the extent vested or becoming vested in connection with the transaction, (iv) suspending option exercise rights for a limited period prior to the closing of the transaction and/or (v) terminating any early exercise rights. Our board of directors also has discretion to accelerate, in whole or in part, the vesting and exercisability of an award in connection with such corporate transaction.
Our board of directors may amend, suspend or terminate the 2023 Plan at any time, subject to stockholder approval where required by applicable law. Within the limitations of the 2023 Plan, our board of directors may modify, reprice, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options or a different type of award for the same or a different number of shares and at the same or a different exercise price, if applicable. No modification of an option may, without the consent of the optionee, impair the optionee’s rights or increase the optionee’s obligations under such option; provided, however, that a modification of an option that is otherwise favorable to the optionee will not require the consent of the optionee. The Company may also cancel certain options that were not granted in compliance with Rule 701 under the Securities Act upon not less than 30 days’ prior written notice to the optionee. If the Company elects to cancel such option, it will deliver to the optionee consideration with an aggregate value equal to the excess of the fair market value of the shares subject to such option as of the time of the cancellation over the exercise price of such option. If the consideration would be a negative amount, such option may be cancelled without the delivery of any consideration.
No awards may be granted under our 2023 Plan after the date that is ten years from the later of (i) the date our 2023 Plan was adopted by our board of directors or (ii) the date our board of directors approved the most recent increase in the number of shares reserved under our 2023 Plan that was also approved by our stockholders. As described above, our board of directors has determined not to issue any further awards under our 2023 Plan following the completion of this offering.
2026 Stock Option and Incentive Plan
The 2026 Stock Option and Incentive Plan (the “2026 Plan”) was adopted by our board of directors on September 19, 2026, was approved by our stockholders on October 8, 2026, and became effective on the date immediately preceding the date on which the registration statement of which this prospectus is a part was declared effective by the SEC. The 2026 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors, and consultants. The following summary describes the material terms of the 2026 Plan. This summary is not a complete description of all provisions of the 2026 Plan and is qualified in its entirety by reference to the 2026 Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
Authorized Shares.   We have initially reserved 5,033,227 shares of our common stock for the issuance of awards under the 2026 Plan (the “Initial Limit”), plus the number of shares reserved and remaining available for issuance under the 2023 Plan as of the effective date of the 2026 Plan. The number of shares reserved and available for issuance under the 2026 Plan will automatically increase on January 1, 2027 and each January thereafter during the term of the 2026 Plan, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants) or such lesser number of shares as determined by our culture and compensation committee (the “Annual Increase”). The number of shares reserved for issuance under the 2026 Plan will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The shares we issue under the 2026 Plan will be authorized but unissued shares or shares that we reacquire.
The shares of common stock underlying any awards under the 2026 Plan or the 2023 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2026 Plan. The maximum number of shares of common stock that may be issued pursuant to incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2027 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 5,033,227 shares of common stock.
Non-Employee Director Compensation Limit.   The grant date fair value of all awards under the 2026 Plan and all other cash compensation paid by us to any non-employee director during any one calendar year for services as a non-employee director may not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors.
Plan Administration.   The 2026 Plan will be administered by our culture and compensation committee. Our culture and compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, and to determine the specific terms and conditions of each award, subject to the provisions of the 2026 Plan. The culture and compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.
Eligibility.   Persons eligible to participate in the 2026 Plan will be those employees, non-employee directors, and consultants selected from time to time by our culture and compensation committee in its discretion.
Stock Options.   The 2026 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our culture and compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each option will be fixed by our culture and compensation committee and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock options). Our culture and compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights.   Our culture and compensation committee may award stock appreciation rights under the 2026 Plan subject to such conditions and restrictions as it determines. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant unless the stock appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each stock appreciation right will be fixed by our culture and compensation committee and may not exceed ten years from the date of grant. Our culture and compensation committee will determine at what time or times each stock appreciation right may be exercised.
Restricted Stock and Restricted Stock Units.   Our culture and compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it determines. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with us through a specified vesting period.
Unrestricted Stock Awards.   Our culture and compensation committee may grant shares of common stock that are free from any restrictions under the 2026 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Dividend Equivalent Rights.   Our culture and compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.
Cash-Based Awards.   Our culture and compensation committee may grant cash bonuses under the 2026 Plan to participants, subject to the achievement of certain performance goals.
Sale Event.   The 2026 Plan provides that, in the case of and subject to the consummation of a “sale event” (as defined in the 2026 Plan), our culture and compensation committee may, on such terms and conditions as it deems appropriate and without a participant’s consent, take one or more of the following actions: (i) provide for the assumption or continuation of outstanding awards by the successor entity or the substitution of such awards with new awards of the successor entity or its parent, with appropriate adjustments; (ii) provide that an award will vest and become exercisable, realizable or payable, or that restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of the sale event and, to the extent determined by our culture and compensation committee, terminate upon or immediately prior to the effectiveness of the sale event; (iii) permit individuals holding options and stock appreciation rights to exercise such options and stock appreciation rights, to the extent then vested and exercisable, within a specified period prior to the consummation of the sale event, following which any unexercised awards will terminate; (iv) make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights, in exchange for the cancellation thereof, in an amount equal to the difference between the per share consideration payable to stockholders in the sale event and the applicable exercise price; provided that any options or stock appreciation rights with exercise prices equal to or greater than such per share consideration will be cancelled for no consideration; (v) make or provide for a payment, in cash or in kind, to participants holding other awards, in exchange for the cancellation thereof, in an amount equal to the per share consideration payable to stockholders in the sale event multiplied by the number of vested shares subject to such awards; (vi) terminate any award, or portion thereof, that is unvested immediately prior to the effective time of the sale event, with such payment to the participant, including no payment, as the our culture and compensation committee determines in its discretion; or (vii) take any combination of the foregoing actions. In taking any such actions, the plan administrator will not be required to treat all awards, all awards held by a participant or all awards of the same type in the same manner.
Amendment.   Our board of directors may amend or discontinue the 2026 Plan and our culture and compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 2026 Plan require the approval of our stockholders. The culture and compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.
No awards may be granted under the 2026 Plan after the date that is ten years from the effective date of the 2026 Plan. No awards have been made under the 2026 Plan prior to the date hereof.
2026 Employee Stock Purchase Plan
The 2026 Employee Stock Purchase Plan (the “ESPP”) was adopted by our board of directors on September 19, 2026, was approved by our stockholders on October 8, 2026, and became effective on the date immediately preceding the date on which the registration statement of which this prospectus is part was declared effective by the SEC. The ESPP has two components: a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code (the “423 Component”), and a component that is not intended to so qualify (the “Non-423 Component”). Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
Authorized Shares.   The ESPP initially reserves and authorizes the issuance of up to a total of 503,322 shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2027 and each January 1 thereafter through January 1, 2036, by the least of (i) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants), (ii) 1,509,966 shares of common stock, or (iii) such number of shares of common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.
Eligibility.   All individuals classified as employees on the payroll records of the Company or a “designated company” (as defined in the ESPP) are generally eligible to participate in the ESPP, provided that the ESPP administrator may determine in advance of an offering that employees are eligible only if, as of the first day of the offering, they (a) have been employed by us or a designated company for such continuous period as the ESPP administrator may require, provided such service requirement is less than two years, and (b) are customarily employed by us or a designated company for more than 20 hours per week and more than five months per calendar year, or satisfy such other criteria as the ESPP administrator may determine consistent with Section 423 of the Code. However, an employee may not be granted an option under the ESPP if, immediately after the grant, the employee would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary of the Company.
Offerings.   We may make one or more offerings each year to our employees to purchase shares of our common stock under the ESPP, each of which may consist of one or more purchase periods. Offerings will begin and end on the dates determined by the ESPP administrator, except that no offering will exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form by the deadline established by the ESPP administrator.
Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions at a minimum of 1% and up to a maximum of 15% of such participant’s eligible compensation during an offering period (or such other minimum and maximum as determined by the administrator in advance of an offering). Unless the participating employee has previously withdrawn from the offering, such participant’s accumulated payroll deductions or contributions will be used to purchase shares of our common stock on the last day of each purchase period at a price equal to 85% of the fair market value of the shares on the first day or the last day of the purchase period, whichever is lower, provided that no more than the number of shares of common stock determined by dividing $25,000 by the fair market value of our common stock on the first day of such offering period (or such other maximum number of shares as may be established by the administrator) may be purchased by any one employee during any purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the offering period, under the ESPP for each calendar year during which any option granted to the employee is outstanding at any time.
The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
Sale Event.   In the case of and subject to the consummation of a “sale event” (as defined in the ESPP), the administrator of the ESPP, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP to facilitate such transactions or events: (i) provide for either (A) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (B) the replacement of such outstanding option with other options or property selected by the administrator of the ESPP in its sole discretion; (ii) provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) make adjustments in the number and type of shares of common stock (or other securities or property) subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding options and options that may be granted in the future; (iv) provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering period will end; and (v) provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.
Amendment.   The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.
Senior Executive Cash Incentive Bonus Plan
On September 19, 2026, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”), which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. The Bonus Plan provides for cash bonus payments based upon company and individual performance targets established by our culture and compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the corporate performance goals, as well as individual performance objectives. The following summary describes the material terms of the Bonus Plan. This summary is not a complete description of all provisions of the Bonus Plan and is qualified in its entirety by reference to the Bonus Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
Our culture and compensation committee may select corporate performance goals from among the following: research and development, publication, clinical and/or regulatory milestones; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions, licenses, collaborations or strategic transactions, including government or other third-party grants, asset sales, royalty financings, partnership, collaboration and licensing arrangements, or a combination of these approaches; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our common stock; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting, and other human resources matters; operating income and/or net annual recurring revenue, or any other performance goal selected by the culture and compensation committee, any of which may be (A) measured in absolute terms, as compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis, as applicable. Corporate performance goals may be used to measure the performance of our company as a whole, a business unit or other segment, or one or more product lines or specific markets.
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the culture and compensation committee and communicated to each executive at the beginning of the performance period. The corporate performance goals will be measured at the end of the fiscal year after our financial reports have been published. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. If an executive officer was not employed for the entire performance period, the culture and compensation committee may prorate the bonus based on the number of days employed during the period. Bonus payments will be made as soon as practicable, but not later than two and one-half months after the end of the fiscal year in which the applicable performance period ends. The Bonus Plan also permits the culture and compensation committee to approve additional bonuses to executive officers in its sole discretion.
Executive Severance Plan
On September 19, 2026, our board of directors adopted the City Therapeutics, Inc. Executive Severance Plan (the “Severance Plan”), which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. Our Chief Executive Officer will participate in the Severance Plan as a Tier 1 executive; our Chief Financial Officer, Chief Medical Officer, Chief Scientific Officer, Chief Operating Officer, Chief Legal Officer and Chief Human Resources Officer will participate as Tier 2 executives; and our employees at the senior vice president level will participate as Tier 3 executives, in each case subject to the execution of a participation agreement. The benefits provided under the Severance Plan will replace any other severance or change-in-control payments and benefits for which a participating executive may otherwise be eligible under an existing offer letter, employment agreement or other arrangement.
Under the Severance Plan, if a participating executive’s employment is terminated by us other than for cause, death or disability, or the executive resigns for good reason, in either case outside the period beginning three months before and ending 12 months after a change in control, the executive will be eligible to receive (i) an amount equal to 12 months of base salary for a Tier 1 or Tier 2 executive and nine months of base salary for a Tier 3 executive, payable in substantially equal installments, and (ii) subject to the executive’s timely election of continued health coverage under COBRA, payment of the employer portion of the executive’s COBRA premiums for up to 12 months for a Tier 1 or Tier 2 executive and nine months for a Tier 3 executive.
If such a termination occurs during the period beginning three months before and ending 12 months after a change in control, the executive will instead be eligible to receive (i) a lump-sum payment equal to 150% of base salary and target annual bonus for a Tier 1 executive, 100% of base salary and target annual bonus for a Tier 2 executive and 75% of base salary and target annual bonus for a Tier 3 executive; (ii) subject to the executive’s timely election of continued health coverage under COBRA, payment of the executive’s COBRA premiums for up to 18 months for a Tier 1 executive, 12 months for a Tier 2 executive and nine months for a Tier 3 executive; and (iii) full accelerated vesting of all outstanding equity awards subject solely to time-based vesting.
The foregoing severance payments and benefits are subject to the participating executive’s timely execution and non-revocation of a separation agreement and release of claims in our favor. If any payments or benefits payable to a participating executive would be subject to the excise tax imposed by Section 4999 of the Code, such payments and benefits will be reduced to the extent necessary to avoid the excise tax if such reduction would result in the executive receiving a greater after-tax benefit.

DIRECTOR COMPENSATION
2025 Director Compensation Table
The following table presents the compensation awarded to, earned by, or paid to each person who served as a non-employee member of our board of directors for their services to us during Fiscal Year 2025. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the members of our board of directors in Fiscal Year 2025 for their services as members of the board of directors. During Fiscal Year 2025, Mr. Orth served as a member of our board of directors but received no additional compensation for his service as a member of our board of directors. The compensation for Fiscal Year 2025 received by Mr. Orth as our President and Chief Executive Officer is presented in the section titled “Executive Compensation — 2025 Summary Compensation Table” above.
Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Total ($)
John Maraganore, Ph.D.	200,000	2,325,602	2,525,602
Barry Greene	50,000	205,026	255,026
Robert Nelsen, M.B.A.	—	—	—
Saraswathy (Sara) V. Nochur, Ph.D.(4)	49,059	205,935	254,994
Ron Philip	50,000	205,982	255,982

(1)
The amounts reported represent the cash fees each director received for their services to our board of directors during Fiscal Year 2025.

(2)
The amounts reported represent the aggregate grant date fair value of stock option awards granted to our directors in Fiscal Year 2025, computed in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting. The assumptions used in calculating the grant date fair values of the option awards reported in this column are set forth in Note 12 of our consolidated financial statements for Fiscal Year 2025, included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option awards and do not correspond to the actual economic value that may be received by our directors upon the exercise of the option awards or any sale of the underlying securities.

(3)
As of December 31, 2025, each non-employee director held options to purchase the aggregate number of shares of our common stock as set forth below. As of December 31, 2025, none of the non-employee directors held any unvested stock awards, except that Dr. Maraganore held 815,530 shares of restricted common stock.

(4)
Dr. Nochur was appointed as a director on February 25, 2025. The fees earned by or paid to Dr. Nochur for Fiscal Year 2025 were prorated based on her date of appointment.

Name	Shares Underlying Outstanding Option Awards at Fiscal Year-End
John Maraganore, Ph.D.	—
Barry Greene	59,878
Robert Nelsen, M.B.A.	—
Saraswathy (Sara) V. Nochur, Ph.D.	59,878
Ron Philip	59,878
Consulting Agreement with Dr. Maraganore
On August 14, 2023, we entered into a consulting agreement with Dr. Maraganore, pursuant to which Dr. Maraganore provides certain consulting and advisory services to us. For additional information regarding Dr. Maraganore’s consulting agreement, see “Certain Relationships and Related Person Transactions — Maraganore Consulting Agreement.”

Executive Chair Agreement with Dr. Maraganore
On November 10, 2023, we entered into an executive chair agreement with Dr. Maraganore, pursuant to which Dr. Maraganore agreed to provide services as Executive Chair and a member of our board of directors. For additional information regarding Dr. Maraganore’s executive chair agreement, see “Certain Relationships and Related Person Transactions — Maraganore Executive Chair Agreement.”
Non-Employee Director Compensation Policy
In connection with this offering, our board of directors has adopted a non-employee director compensation policy, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. The policy is designed to enable us to attract and retain, on a long-term basis, high-caliber non-employee directors who are not employees or officers of us or our subsidiaries. Unless otherwise determined by our board of directors, non-employee directors who are employees of, or otherwise affiliated with, an institutional investor in us will not be eligible to receive compensation under the policy. Our board of directors has determined that Robert Nelsen, M.B.A. will be eligible to receive compensation under the policy. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:
Board of Directors:	Annual Retainer ($)
Members	$40,000
Additional retainer for non-executive chair	$30,000
Audit Committee:
Members (other than chair)	$10,000
Retainer for chair	$20,000
Culture and Compensation Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000
In addition, the non-employee director compensation policy provides that, upon the effective date of the policy, each non-employee director receives an option award to purchase 22,649 shares of our common stock (the “IPO Award”). The IPO Award will vest in full on the earlier of the first anniversary of the grant date or the next annual meeting of stockholders, subject to continued service through the applicable vesting date. Upon initial election or appointment to our board of directors, each non-employee director will be granted an initial option award to purchase 45,802 shares of our common stock (the “Initial Award”). The Initial Award will vest in equal monthly installments over three years from the grant date, subject to continued service through the applicable vesting date. Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting (other than a director receiving an Initial Award) will be granted an annual option award to purchase 22,649 shares of our common stock (the “Annual Award”). The Annual Award will vest on the earlier of the first anniversary of the grant date or the next annual meeting of stockholders, subject to continued service through the applicable vesting date. All outstanding Initial Awards and Annual Awards will become fully vested and exercisable upon a “sale event” (as defined in our 2026 Plan).
The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $750,000 (or $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors).

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof. Employee directors will receive no additional compensation for their service as a director.
Equity Grants to Non-Employee Directors
In connection with this offering and the non-employee director compensation policy described above, our board of directors granted to each of our non-employee directors, including Mr. Nelsen, an option to purchase 22,649 shares of common stock, or an aggregate of 113,245 shares of common stock (the “Director IPO Grants”). The Director IPO Grants were granted on October 15, 2026, upon the effectiveness of the registration statement of which this prospectus forms a part. The Director IPO Grants have an exercise price of $18.00 per share, which is equal to the initial public offering price, expire ten years from the date of grant and vest in full on the earlier of the first anniversary of the grant date or the next annual meeting of stockholders, in each case subject to the applicable director’s continued service relationship through the vesting date. The Director IPO Grants will be subject to full accelerated vesting upon the sale of the Company.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements discussed, when required, in the sections titled “Management,” “Director Compensation” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock — Registration Rights,” the following is a description of all transactions since January 1, 2024 and each currently proposed transaction in which:
•
we have been or are to be a participant;

•
the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at the year-end for the last two completed fiscal years; and

•
any of our directors, executive officers or holders of more than 5% or more of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities or affiliated entities, had or will have a direct or indirect material interest.

Convertible Notes
On January 5, 2024 and February 15, 2024, we issued two convertible notes with an aggregate principal amount of $0.5 million to John Maraganore, Ph.D., our co-founder, Executive Chair and a holder of more than 5% of our outstanding capital stock, in consideration for consulting services. The notes matured on the earlier of June 30, 2024 or the consummation of a deemed liquidation event. In connection with the closing of our Series A convertible preferred stock financing on April 17, 2024, the convertible notes converted into 56,095 shares of our Series A convertible preferred stock at a conversion price of $9.02655 per share, reflecting a 10% discount to the $10.0295 per share purchase price paid by the new investors in the Series A financing.
On January 5, 2024 and February 15, 2024, we issued two convertible notes with an aggregate principal amount of $4.5 million to ARCH Venture Fund XII, L.P., a holder of more than 5% of our outstanding capital stock. In connection with the closing of our Series A convertible preferred stock financing on April 17, 2024, the convertible notes converted into 504,869 shares of our Series A convertible preferred stock at a conversion price of $9.02655 per share, reflecting a 10% discount to the $10.0295 per share purchase price paid by the new investors in the Series A financing.
Series A Convertible Preferred Stock Financing
Between April 17, 2024 and December 30, 2024, we issued and sold an aggregate of 13,435,354 shares of our Series A convertible preferred stock at a purchase price of $10.0295 per share, for an aggregate purchase price of approximately $134.7 million, and issued an aggregate of 560,964 shares of Series A convertible preferred stock upon conversion of outstanding convertible notes.
The outstanding shares of Series A convertible preferred stock will convert into shares of our common stock at a rate of 1.0983 shares of common stock for each share of Series A convertible preferred stock immediately prior to the completion of this offering. The following table summarizes the shares of our Series A convertible preferred stock issued to our related parties:
Purchasers	Shares of Series A Convertible Preferred Stock	Total Purchase Price	Total Convertible Note Amount
ARCH Venture Fund XII, L.P.(1)	4,991,633	$44,999,999.54	$4,557,233.61
Invus Public Equities, L.P.(2)	2,492,646	$24,999,993.06	$—
Entities affiliated with Fidelity(3)	2,492,646	$24,999,993.07	$—
John Maraganore, Ph.D.(4)	56,095	$—	$506,359.29

(1)
Robert Nelsen, M.B.A. serves as a member of our board of directors and is an affiliate of ARCH Venture Partners, of which Venture Fund XII, L.P. is an affiliated fund. Venture Fund XII, L.P. beneficially owns more than 5% of our outstanding capital stock.

(2)
Invus Public Equities, L.P. beneficially owns more than 5% of our outstanding capital stock.

(3)
Fidelity collectively refers to Powhatan & Co., LLC FBO Fidelity Growth Company Private Investments Portfolio LLC; Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund; and Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund. Fidelity beneficially owns more than 5% of our outstanding capital stock.

(4)
John Maraganore, Ph.D., is our co-founder and Executive Chair, and holds more than 5% of our outstanding capital stock.

Series B Convertible Preferred Stock Financing
On May 20, 2026 and June 4, 2026, we issued and sold an aggregate of 6,801,318 shares of our Series B convertible preferred stock, par value $0.0001 per share, at a purchase price of $14.6295 per share, for an aggregate purchase price of approximately $99.5 million.
The outstanding shares of Series B convertible preferred stock will convert into shares of our common stock at a rate of 1.0983 shares of common stock for each share of Series B convertible preferred stock immediately prior to the completion of this offering. The following table summarizes the shares of our Series B convertible preferred stock issued to our related parties:
Purchasers	Shares of Series B Convertible Preferred Stock	Total Purchase Price
ARCH Venture Fund XII, L.P.(1)	1,845,585	$26,999,985.76
Invus Public Equities, L.P.(2)	446,320	$6,529,438.44
Funds and/or accounts advised by affiliates of FMR LLC(3)	1,025,325	$14,999,992.09
Entities affiliated with Viking(4)	1,845,585	$26,999,985.70

(1)
Robert Nelsen, M.B.A. serves as a member of our board of directors and is an affiliate of ARCH Venture Partners, of which Venture Fund XII, L.P. is an affiliated fund. Venture Fund XII, L.P. beneficially owns more than 5% of our outstanding capital stock.

(2)
Invus Public Equities, L.P. beneficially owns more than 5% of our outstanding capital stock.

(3)
Reflects shares held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund; Powhatan & Co., LLC FBO Fidelity Growth Company Private Investments Portfolio LLC; Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund; Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; Fidelity Select Portfolios: Biotechnology Portfolio and Powhatan & Co., LLC FBO Fidelity Growth Company Private Investments Portfolio LLC (collectively, “FMR LLC Entities”). FMR LLC, as adviser to the FMR LLC Entities, beneficially owns or is deemed to beneficially own more than 5% of our outstanding capital stock.

(4)
Viking collectively refers to Viking Global Opportunities Illiquid Investment Sub-Master LP and Viking Global Opportunities Vintage IV (Aggregator) LP. Viking beneficially owns more than 5% of our outstanding capital stock.

Maraganore Consulting Agreement
On August 14, 2023, we entered into a consulting agreement (the “Maraganore Consulting Agreement”) with Dr. Maraganore, pursuant to which we granted Dr. Maraganore 823,725 shares of our common stock at the fair market value per share on the grant date, subject to certain vesting conditions. Under the Maraganore Consulting Agreement, Dr. Maraganore provides certain strategic advisory services to the Company. The Maraganore Consulting Agreement remains in effect unless earlier terminated or extended by the parties. In connection with the completion of this offering, we intend to terminate the Maraganore Consulting Agreement. Dr. Maraganore will continue to serve as the Executive Chair of our board of directors. Following the termination of the Maraganore Consulting Agreement, Dr. Maraganore will be eligible to receive compensation for his role as Executive Chair of our board of directors pursuant to our non-employee director compensation policy, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. See “Executive Compensation — Consulting Agreement with Dr. Maraganore.”
Maraganore Executive Chair Agreement
On November 10, 2023, we entered into an executive chair agreement (as amended, the “Maraganore Executive Chair Agreement”) with Dr. Maraganore, pursuant to which Dr. Maraganore agreed to provide services as Executive Chair and a member of our board of directors, and we agreed to pay Dr. Maraganore an annual cash retainer of $200,000, in addition to the grant of options to purchase an aggregate of 471,256 shares of our common stock, with 25% of the shares subject to each option vesting after 12 months of continuous service from the applicable vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months of continuous service. In the event of an Involuntary Termination, as defined in the Maraganore Executive Chair Agreement, all remaining unvested shares subject to the options will immediately vest.
In addition, the Maraganore Executive Chair Agreement provides that Dr. Maraganore is eligible to be considered for additional equity grants at the discretion of our board of directors. In May and June 2024, Dr. Maraganore received performance-based options to purchase an aggregate of 201,966 shares of our common stock, which subsequently vested upon the achievement of a specified regulatory development milestone. Additionally, in February and June 2026, Dr. Maraganore received options to purchase an aggregate of 340,553 shares of our common stock, consisting of 135,611 shares that vest monthly over 48 months of continuous service and two tranches of 102,471 shares of our common stock that vest upon the achievement of specified clinical and regulatory development milestones, respectively, provided that each applicable milestone is achieved within 10 years following the applicable date of grant.
The Maraganore Executive Chair Agreement will continue until Dr. Maraganore ceases to be a member of our board of directors, which may occur at any time at the election of Dr. Maraganore or the Company. In the event that the Company successfully consummates this offering on or prior to December 31, 2026, the annual cash retainer for Dr. Maraganore will increase to $240,000, effective as of the consummation of this offering. During each of the years ended December 31, 2024 and 2025, we paid Dr. Maraganore approximately $0.2 million for services provided under the Maraganore Executive Chair Agreement.
Management Rights and Side Letters
In connection with our convertible preferred stock financings, we entered into management rights and side letters with certain purchasers of our convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated, pursuant to which such entities were granted certain management rights, among other things, including the right to consult with and advise our management on significant business issues, review our operating plans, examine our books, and records and inspect our facilities. Except for certain confidentiality obligations, publicity restrictions, and market standoff provisions, the rights under these management rights and side letters will terminate immediately prior to the completion of this offering.
Agreements with our Stockholders
In connection with our convertible preferred stock financings, we entered into an investors’ rights agreement, a right of first refusal and co-sale agreement, and voting agreement, in each case, with the purchasers of our convertible preferred stock. Our amended and restated right of first refusal and co-sale agreement (“ROFR Agreement”) provides for rights of first refusal and co-sale and drag along rights in respect of sales by certain holders of our capital stock. Our amended and restated voting agreement, as amended (“Voting Agreement”), contains provisions with respect to the election of our board of directors and its composition. The rights under each of the ROFR Agreement and Voting Agreement will terminate upon the closing of this offering.
Our amended and restated investors’ rights agreement (“Investor Rights Agreement”) provides certain holders of our convertible preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to certain exceptions. Such participation right will terminate upon the closing of this offering. The Investor Rights Agreement further provides certain holders of our capital stock with the right to demand that we file a registration statement, subject to certain limitations, and to request that their shares be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock — Registration Rights” appearing elsewhere in this prospectus, for additional information regarding such registration rights.

Employment Arrangements
We have entered into offer letter agreements with certain of our executive officers and granted stock options to our executive officers, as more fully described in the section titled “Executive Compensation.”
Equity Grants
We have granted stock options to purchase our shares of common stock to certain of our executive officers and directors. For more information regarding the stock options granted to our executive officers and directors, see the sections titled “Executive Compensation” and “Director Compensation” included elsewhere in this prospectus.
Indemnification Agreements
Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors and officers, and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board of directors. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Management — Limitations on Liability and Indemnification.”
Policies and Procedures for Transactions with Related Persons
In connection with this offering, we have adopted a written policy, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any series of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any series of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our capital stock as of September 11, 2026 by:
•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•
each of our directors and director nominees;

•
each of our named executive officers; and

•
all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Unless otherwise indicated below, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 11, 2026 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
Applicable percentage ownership before the offering is based on an aggregate of 38,675,212 shares of common stock (which includes 1,820,501 shares of restricted common stock subject to repurchase or forfeiture) deemed to be outstanding as of September 11, 2026, after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock immediately prior to the completion of this offering, based on the initial public offering price of $18.00 per share.
Applicable percentage ownership after the offering is based on 51,951,484 shares of common stock outstanding immediately after the completion of this offering (including the sale of shares of common stock in this offering and assuming no exercise of the underwriters’ option to purchase additional shares).
Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o City Therapeutics, Inc., 399 Binney Street, Cambridge, Massachusetts 02142.

	Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% or Greater Stockholders:
ARCH Venture Fund XII, L.P.(1)	13,522,507	34.96%	26.03%
Invus Public Equities, L.P.(2)	3,227,866	8.35%	6.21%
FMR LLC(3)	3,863,783	9.99%	7.44%
Entities Affiliated with Viking(4)	2,027,005	5.24%	3.90%
Named Executive Officers and Directors:
Andrew (Andy) Orth, M.B.A.(5) President, Chief Executive Officer and Director	1,094,544	2.83%	2.11%
Baisong Mei, M.D., Ph.D.(6) Chief Medical Officer	234,678	*	*
Tracy Zimmermann, Ph.D.(7) Chief Scientific Officer	269,569	*	*
John Maraganore, Ph.D.(8)	2,121,831	5.48%	4.08%
Barry Greene(9)	31,186	*	*
Robert Nelsen, M.B.A.(1)	—	*	*
Saraswathy (Sara) V. Nochur, Ph.D.(10)	27,443	*	*
Ron Philip(11)	33,680	*	*
All executive officers and directors as a group (10 persons)(12)	4,355,351	11.14%	8.32%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 2,718,292 shares of common stock, (ii) 3,294,900 shares of common stock issuable upon conversion of Series Seed convertible preferred stock, (iii) 5,482,309 shares of common stock issuable upon conversion of Series A convertible preferred stock, and (iv) 2,027,006 shares of common stock issuable upon conversion of Series B convertible preferred stock held by ARCH Venture Fund XII, L.P. (“ARCH XII”). ARCH Venture Partners XII, L.P. (“AVP XII LP”) is the general partner of ARCH XII. ARCH Venture Partners XII, LLC (“AVP XII LLC”) is the general partner of AVP XII LP. Keith Crandell, Kristina Burow, Steven Gillis and Robert Nelsen, a member of our board of directors, comprise the investment committee of AVP XII LLC (the “AVP XII LLC Committee Members”). Each of AVP XII LP and AVP XII LLC may be deemed to beneficially own the shares held by ARCH XII, and each of the AVP XII LLC Committee Members may be deemed to share the power to direct the disposition and vote of the shares held by ARCH XII. Each of AVP XII LP, AVP XII LLC and the AVP XII LLC Committee Members disclaims beneficial ownership except to the extent of their pecuniary interest therein, if any. The address for ARCH Venture Partners and the individuals listed above is c/o ARCH Venture Partners, 8755 W. Higgins Rd., Suite 1025, Chicago, IL 60631.

(2)
Consists of (i) 2,737,673 shares of common stock issuable upon conversion of Series A convertible preferred stock, and (ii) 490,193 shares of common stock issuable upon conversion of Series B convertible preferred stock held by Invus Public Equities, L.P. (“IPE”). Invus Public Equities Advisors, LLC (“IPEA”) controls IPE, as its general partner and accordingly, may be deemed to beneficially own the shares held by IPE. Invus Global Management, LLC (“IGM”) controls IPEA, as its managing member and accordingly, may be deemed to beneficially own the shares that IPEA may be deemed to beneficially own. Siren, L.L.C. (“Siren”) controls IGM, as its managing member and accordingly, may be deemed to beneficially own the shares that IGM may be deemed to beneficially own. Raymond Debbane, as the managing member of Siren, controls Siren and accordingly, may be deemed to beneficially own the shares that Siren may be deemed to beneficially own. The business address for IPE, IPEA, IGM, Siren and Mr. Raymond Debbane is 750 Lexington Ave, 30th Floor, New York, New York 10022.

(3)
Consists of (i) 1,314,166 shares of common stock issuable upon the conversion of Series A convertible preferred stock held by Powhatan & Co., LLC FBO Fidelity Growth Company Private Investments Portfolio LLC, (ii) 879,695 shares of common stock issuable upon the conversion of Series A convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 328,267 shares of common stock issuable upon the conversion of Series A convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (iv) 215,543 shares of common stock issuable upon the conversion of Series A convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (v) 47,446 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (vi) 151,675 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Powhatan & Co., LLC FBO Fidelity Growth Company Private Investments Portfolio LLC, (vii) 114,992 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (viii) 32,070 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (ix) 28,363 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, and (x) 751,566 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio. The funds and accounts identified in this footnote are advised or managed by direct or indirect subsidiaries of FMR LLC, and the shares held by such funds or accounts are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries, affiliates, and other companies. Abigail P. Johnson is a director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.
(4)
Consists of (i) 1,418,904 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Viking Global Opportunities Illiquid Investments Sub-Master LP (the “Opportunities Fund”) and (ii) 608,101 shares of common stock issuable upon the conversion of Series B convertible preferred stock held by Viking Global Opportunities Vintage IV (Aggregator) LP (the “Vintage IV Fund”). The Opportunities Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC (the “Opportunities GP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to the Opportunities Fund. The Vintage IV Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Vintage IV Portfolio GP LLC (the “Vintage IV GP”) and VGI, which provides managerial services to the Vintage IV Fund. O. Andreas Halvorsen and Rose S. Shabet, as Executive Committee Members of Viking Global Partners LLC (the general partner of VGI) and Viking Global Opportunities Parent GP LLC (the “Parent GP”), the sole member of each of (i) Viking Global Opportunities GP LLC (which is the sole member of the Opportunities GP) and (ii) Viking Global Opportunities Vintage IV GP LLC (which is the sole member of the Vintage IV GP), have shared authority to dispose of and vote the shares of common stock beneficially owned by VGI and the Parent GP and each may be deemed to beneficially own the shares of common stock that the Opportunities Fund and the Vintage IV Fund directly own. The business address of the entities is c/o Viking Global Investors LP, 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.

(5)
Consists of (i) 1,063,154 shares of common stock (including restricted common stock subject to repurchase or forfeiture) and (ii) 31,390 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026.

(6)
Consists of (i) 228,743 shares of common stock (including restricted common stock subject to repurchase or forfeiture) and (ii) 5,935 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026.

(7)
Consists of 269,569 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026.

(8)
Consists of: (i) 859,933 shares of common stock (including restricted common stock subject to repurchase or forfeiture) held by Dr. Maraganore, (ii) 549,150 shares of common stock issuable upon the conversion of Series Seed convertible preferred stock, (iii) 61,609 shares of common stock issuable upon the conversion of Series A convertible preferred stock, (iv) 318,507 shares of common stock held by the John M. Maraganore 2021 Irrevocable Trust, (v) 318,507 shares of common stock held by the Christine Maraganore 2021 Irrevocable Trust, and (vi) 14,125 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026. Dr. Maraganore may be deemed to beneficially own the shares held by the John M. Maraganore 2021 Irrevocable Trust and the Christine Maraganore 2021 Irrevocable Trust.

(9)
Consists of 31,186 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026.

(10)
Consists of 27,443 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026.

(11)
Consists of 33,680 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026.

(12)
Consists of (i) 3,323,355 shares of common stock (including restricted common stock subject to repurchase or forfeiture), (ii) 549,150 shares of common stock issuable upon the conversion of Series Seed convertible preferred stock, (iii) 61,609 shares of common stock issuable upon the conversion of Series A convertible preferred stock, and (iv) 421,237 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of September 11, 2026.

DESCRIPTION OF CAPITAL STOCK
General
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and the amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.
Upon the filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.
As of June 30, 2026, there were 38,476,269 shares of common stock (which includes 1,964,421 shares of restricted common stock subject to repurchase or forfeiture) outstanding and held of record by stockholders. This amount assumes the conversion of all outstanding shares of our convertible preferred stock into common stock, but does not give effect to the conversion of the outstanding principal and accrued interest under the Biogen Note into shares of our common stock, each of which will occur immediately prior to the completion of this offering.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.
Preferred Stock
Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Stock Options
As of June 30, 2026, 5,404,513 shares of common stock were issuable upon the exercise of outstanding stock options under the 2023 Plan, at a weighted-average exercise price of $1.97 per share; and 6,516,101 shares of our common stock were reserved for future issuance under the 2026 Plan, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under the 2026 Plan, and any shares underlying outstanding stock awards granted under the 2023 Plan, that expire or are repurchased, forfeited, cancelled or withheld. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation — Employee Benefit and Equity Compensation Plans.”
Registration Rights
Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the Investor Rights Agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than four years after the completion of this offering.
Form S-1 Registration Rights
Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of a majority of registrable securities then outstanding may request that we register all or a portion of their shares on Form S-1 if the anticipated aggregate offering price of the shares offered would exceed $75 million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 60 days following the effective date of the registration statement for this offering. We will not be required to effect more than two registrations pursuant to this provision of the Investor Rights Agreement.
Piggyback Registration Rights
In connection with this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.
Form S-3 Registration Rights
Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our convertible preferred stock upon completion of this offering, will be entitled to certain Form S-3 registration rights. Holders of at least 20% of registrable securities then outstanding can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate offering price of the shares offered would exceed $5 million. We will not be required to effect more than two registrations on Form S-3 within any twelve-month period pursuant to this provision of the Investor Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.
Expiration of Registration Rights
The demand registration rights and short-form registration rights granted under the investor rights agreement will terminate on the earliest of (i) the closing of a “Deemed Liquidation Event,” as such term is defined in our certificate of incorporation (as currently in effect), (ii) the fifth anniversary of the completion of this offering and (iii) such time after consummation of this offering as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the securities subject to such registration rights without limitation during a three-month period without registration.
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board Composition and Filling Vacancies
Our amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.
No Written Consent of Stockholders
Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
Meetings of Stockholders
Our amended and restated certificate of incorporation will provide, and our amended and restated bylaws provide, that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and Bylaws
Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Undesignated Preferred Stock
Our amended and restated certificate of incorporation will provide for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Section 203 of the Delaware General Corporation Law
Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Choice of Forum
Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine.
However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
In addition, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Additionally, our amended and restated bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Limitations on Liability and Indemnification
See the section titled “Management — Limitations on Liability and Indemnification” appearing elsewhere in this prospectus.
Exchange Listing
Our common stock has been approved for listing on Nasdaq under the symbol “CTY.”
Transfer Agent and Registrar
On the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Suite 101, Canton, MA 02021.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital. Although our common stock has been approved for listing on Nasdaq, we cannot assure you that there will be an active public market for our common stock.
Following the completion of this offering, based on our shares outstanding as of June 30, 2026, a total of 51,721,168 shares of common stock (which includes 1,964,421 shares of restricted common stock subject to repurchase or forfeiture) will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable.
All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

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1% of the number of shares of common stock then outstanding, which will equal approximately 517,211 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

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the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 under the Securities Act (“Rule 701”) generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2023 Plan, the 2026 Plan and the ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.
Lock-Up Arrangements
We, all of our directors and officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC, subject to certain exceptions. See the section titled “Underwriting” appearing elsewhere in this prospectus for more information.
Registration Rights
Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock — Registration Rights” appearing elsewhere in this prospectus for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS
The following discussion is a summary of material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect on the date hereof. These authorities are subject to differing interpretations and may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, any alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and also does not address any U.S. federal non-income tax consequences, such as estate or gift tax consequences, or any tax consequences arising under any state, local or non-U.S. tax laws. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:
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certain former citizens, or long-term residents of the United States;

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partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);

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“controlled foreign corporations”;

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“passive foreign investment companies”;

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“foreign controlled foreign corporations”;

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corporations that accumulate earnings to avoid U.S. federal income tax;

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banks, mutual funds, financial institutions, investment funds, insurance companies, brokers, dealers or traders in stock, securities, commodities or currencies;

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tax-exempt organizations and governmental organizations;

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tax-qualified retirement plans;

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persons who acquire our common stock through the exercise of an option or otherwise as compensation;

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qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

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persons that own, or have owned, actually or constructively, more than 5% of our common stock;

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persons who have elected to mark securities to market; and

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persons holding our common stock as part of a hedging or conversion transaction or straddle, or synthetic security or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of owning and disposing of our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is for U.S. federal income tax purposes:
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a non-resident alien individual;

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a corporation or any organization taxable as a corporation for U.S. federal income tax purposes that is not created or organized under the laws of the United States, any state thereof, or the District of Columbia; or

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a foreign trust or estate, the income of which is not subject to U.S. federal income tax on a net income basis.

Distributions on Our Common Stock
As described under “Dividend Policy,” we do not currently anticipate declaring or paying, for the foreseeable future, any distributions on our capital stock. However, if we were to distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will then constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “— Gain on Disposition of Our Common Stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our withholding agent with a timely and valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of the dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment or fixed base in the United States), such non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected dividends, as adjusted for certain items.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Common Stock
Subject to the discussions below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:
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the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

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the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

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our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an “established securities market” within the meaning of applicable Treasury Regulations, during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Determining whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our worldwide real property interests and our other trade or business assets. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we have not been, are not currently or will not in the future become a USRPHC. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded” on an “established securities market,” within the meaning of applicable U.S. Treasury Regulations. There can be no assurance that our common stock qualifies as regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we have been, are or were to become a USRPHC.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent a certification that it does not have any “substantial United States owners” or provides information identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. However, proposed regulations under FATCA provide for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of property of a type that can produce U.S.-source dividends or interest. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA withholding does not apply to gross proceeds from sales or other dispositions of our common stock.
Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Jefferies LLC are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC	4,555,556
Jefferies LLC	3,888,889
Stifel, Nicolaus & Company, Incorporated	2,000,000
Oppenheimer & Co. Inc.	666,666
Total	11,111,111
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 1,666,666 shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,666,666 shares of our common stock from us.
	No Exercise	Full Exercise
Per Share	$1.26	$1.26
Total	$14,000,000	$16,099,999
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.756 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to their receipt and acceptance of the shares being offered and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock (collectively, “Lock-Up Securities”) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
The restrictions described in the immediately preceding paragraph do not apply to our officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock with respect to:
Transfers of Lock-Up Securities (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of such lock-up party or the immediate family of such lock-up party or, if such lock-up party is a trust, to a trust, trustee (or co-trustee) or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company, investment fund or other entity (A) of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (B) controlled by, or under common control with, the undersigned or the immediate family of the undersigned, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is a subsidiary or an affiliate (as defined in Rule 405 under the Securities Act) of such lock-up party, or to any investment fund or other entity which fund or entity is controlled or managed by or under common control or common investment management with the lock-up party or affiliates of such lock-up party (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a disposition, transfer or distribution by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to us upon death or disability of the lock-up party, or, if the lock-up party is one of our employees upon death, disability or termination of employment, in each case, of such employee, (ix) if the lock-up party is not one of our officers or directors, in connection with a sale of such lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering, or (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights or instruments to purchase or acquire shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights or instruments, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in this prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement;
provided that (A) in the case of clauses (i), (ii), (iii), (iv), (v) and (vi) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock up agreement containing the same restrictions set forth above, (C) in the case of clauses (ii), (iii), (iv), (v) and (vi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5 or a filing required pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder, in each case, made after the expiration of the lock-up period), and (D) in the case of clauses (i), (vii), (viii), (ix) and (x) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement containing the same restrictions set forth above.
In addition, the lock-up party may (a) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the lock-up period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the lock-up period, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the lock-up period, (b) transfer the lock-up party’s Lock-Up Securities to us pursuant to an agreement under which we have the option to repurchase shares or a right of first refusal with respect to transfer of such shares, provided that no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto the circumstances of such transfer or distribution, (c) (i) transfer its Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of us, in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or the voting securities of the surviving entity) and (ii) enter into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of common stock or other such securities in connection with a transaction described in clause (i); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement, or (d) convert outstanding shares of our convertible preferred stock, warrants to acquire convertible preferred stock or convertible securities into shares of common stock or warrants to acquire shares of common stock, provided that any such shares received upon such conversion shall remain subject to the provisions of the lock-up agreement.
The restrictions on transfers or other dispositions by us described above do not apply to us with respect to: (i) the sale of shares of common stock pursuant to this offering, (ii) the issuance of shares of common stock or any securities (including without limitation options, warrants, restricted stock or restricted stock units) convertible into, or exercisable for, shares of common stock pursuant to any employee stock option plan, incentive plan, stock plan, dividend reinvestment plan or otherwise in equity compensation arrangements in place as of the date of the underwriting agreement and described in this prospectus, (iii) the grant of awards pursuant to employee equity-based compensation plans, incentive plans, stock plans, or other arrangements in place as of the date of the underwriting agreement and described in this prospectus, (iv) the filing of a registration statement on Form S-8 in connection with the registration of shares of common stock issuable under any employee equity-based compensation plan, incentive plan, stock plan, dividend reinvestment plan adopted and approved by our board of directors prior to the date of the underwriting agreement and described in this prospectus, and (v) the issuance of up to 5% of the outstanding shares of our common stock in connection with the acquisition of the assets of, or a majority or controlling portion of the equity of, or a joint venture with another entity in connection with its acquisition us of such entity; provided that each recipient of any shares of common stock issued or sold pursuant to (v) above enter into a lock-up agreement with the underwriters with the same restrictions set forth above.
Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “CTY.”
In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.5 million.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and to persons and entities with relationships with us, for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any securities may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall result in a requirement for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
This prospectus has been prepared on the basis that the offering of the securities falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions:
(a)
at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(b)
at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

(c)
at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the securities be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Japan
The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in

Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.
The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
United Arab Emirates
The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, FINMA, and the offer of securities has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.
Brazil
The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS
The validity of the shares of our common stock being offered in this prospectus will be passed upon for us by Goodwin Procter LLP. Cooley LLP is representing the underwriters in this offering.
EXPERTS
The consolidated financial statements as of December 31, 2025 and 2024 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 (File Number 333-299117) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We currently do not file periodic reports with the SEC. On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.
We also maintain a website at www.citytx.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

CITY THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of City Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of City Therapeutics, Inc. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
July 14, 2026, except for the effects of the stock split discussed in Note 18 to the consolidated financial statements, as to which the date is October 9, 2026
We have served as the Company’s auditor since 2025.

CITY THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
	December 31,
	2024	2025
Assets
Current assets
Cash and cash equivalents	$126,899	$112,793
Accounts receivable	1,352	1,209
Prepaid expenses and other current assets	651	2,871
Total current assets	128,902	116,873
Property and equipment, net	4,362	5,489
Operating lease right-of-use asset	10,516	24,857
Restricted cash	1,528	2,504
Other non-current assets	45	45
Total assets	$145,353	$149,768
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$2,339	$2,695
Convertible notes, current	10,276	10,805
Operating lease liability, current	3,092	5,075
Deferred revenue, current	3,361	11,255
Accrued interest	385	2,642
Accrued expenses and other current liabilities	1,289	5,570
Total current liabilities	20,742	38,042
Operating lease liability, non-current	8,927	20,341
Convertible notes, non-current, net	—	31,063
Other liabilities, non-current	—	463
Deferred revenue, non-current	595	—
Total liabilities	30,264	89,909
Commitments and contingencies (Note 8)
Series Seed convertible preferred stock, $0.0001 par value; 4,544,990 and 4,544,990 shares authorized as of December 31, 2024 and 2025; 4,544,990 and 4,544,990 shares issued and outstanding as of December 31, 2024 and 2025; aggregate liquidation preference of $4,545 and $4,545 as of December 31, 2024 and 2025	4,475	4,475
Series A convertible preferred stock, $0.0001 par value; 14,295,436 and 14,295,436 shares authorized as of December 31, 2024 and 2025; 13,996,318 and 13,996,318 shares issued and outstanding as of December 31, 2024 and 2025; aggregate liquidation preference of $140,376 and $140,376 as of December 31, 2024 and 2025	140,039	140,039
Stockholders’ deficit:
Common stock, $0.0001 par value; 30,000,000 and 30,000,000 shares authorized as of December 31, 2024 and 2025; 6,497,239 and 7,772,189 shares issued as of December 31, 2024 and 2025; 4,476,828 and 5,690,551 shares outstanding as of December 31, 2024 and 2025	—	—
Additional paid-in capital	1,174	4,449
Accumulated deficit	(30,599)	(89,104)
Total stockholders’ deficit	(29,425)	(84,655)
Total liabilities, convertible preferred stock and stockholders’ deficit	$145,353	$149,768
The accompanying notes are an integral part of these consolidated financial statements

CITY THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
	Years ended December 31,
	2024	2025
Collaboration revenue	$2,778	$13,562
Operating expenses:
Research and development(1)	25,682	58,420
General and administrative(2)	6,186	15,064
Total operating expenses	31,868	73,484
Loss from operations	(29,090)	(59,922)
Other income:
Interest income	2,397	4,208
Interest expense	(448)	(2,257)
Other expense, net	(695)	(534)
Total other income, net	1,254	1,417
Net loss and comprehensive loss	$(27,836)	$(58,505)
Net loss per share, basic and diluted	$(7.45)	$(11.34)
Weighted-average common shares outstanding, basic and diluted	3,738,335	$5,157,781

(1)
Includes related party amounts of $3.6 million and $5.3 million for research and development expenses for the years ended December 31, 2024 and 2025, respectively. See Note 17 — Related Parties.

(2)
Includes related party amounts of $0.7 million and $1.1 million for general and administrative expenses for the years ended December 31, 2024 and 2025, respectively. See Note 17 — Related Parties.

The accompanying notes are an integral part of these consolidated financial statements

CITY THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2024	4,519,990	$4,451	—	$—	3,341,093	$—	$45	$(2,763)	$(2,718)
Issuance of Series Seed convertible preferred stock, net of issuance costs of $1	25,000	24	—	—	—	—	—	—	—
Issuance of Series A convertible preferred stock, net of issuance costs of $336	—	—	13,435,354	134,414	—	—	—	—	—
Conversion of convertible debt to Series A convertible preferred stock	—	—	560,964	5,625	—	—	—	—	—
Issuance of common stock in exchange for settlement of antidilution provision	—	—	—	—	32,424	—	124	—	124
Vesting of restricted common stock	—	—	—	—	1,103,311	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	1,005	—	1,005
Net loss	—	—	—	—	—	—	—	(27,836)	(27,836)
Balance as of December 31, 2024	4,544,990	$4,475	13,996,318	$140,039	4,476,828	$—	$1,174	$(30,599)	$(29,425)
Issuance of common stock from exercised options	—	—	—	—	421,841	—	278	—	278
Vesting of restricted common stock	—	—	—	—	791,882	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	2,997	—	2,997
Net loss	—	—	—	—	—	—	—	(58,505)	(58,505)
Balance as of December 31, 2025	4,544,990	$4,475	13,996,318	$140,039	5,690,551	$—	$4,449	$(89,104)	$(84,655)
The accompanying notes are an integral part of these consolidated financial statements

CITY THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
	Years ended December 31,
	2024	2025
Cash flows from operating activities
Net loss	$(27,836)	$(58,505)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	424	1,172
Stock-based compensation	1,005	2,997
Non-cash interest expense	64	2,257
Non-cash operating lease expense	626	314
Gain on lease modification	—	(1,024)
Change in fair value of convertible notes	866	1,606
Convertible note discount amortization	(27)	21
Gain on sale of property and equipment	(131)	(26)
Changes in operating assets and liabilities:
Accounts receivable	(1,352)	143
Prepaid expenses and other current assets	(624)	(2,222)
Accounts payable, accrued expenses and other current liabilities	2,537	4,591
Deferred revenue	3,956	7,299
Operating lease liabilities	101	(234)
Net cash used in operating activities	(20,391)	(41,611)
Cash flows from investing activities
Purchases of property and equipment	(3,537)	(2,405)
Proceeds from sale of property and equipment	158	27
Net cash used in investing activities	(3,379)	(2,378)
Cash flows from financing activities
Proceeds from issuance of convertible notes payable	15,000	30,000
Payment of convertible notes payable issuance costs	—	(35)
Proceeds from exercise of stock options	—	894
Proceeds from issuance of Series Seed convertible preferred stock	25	—
Payment of Series Seed convertible preferred stock issuance costs	(1)	—
Proceeds from issuance of Series A convertible preferred stock	134,750	—
Payment of Series A convertible preferred stock issuance costs	(336)	—
Net cash provided by financing activities	149,438	30,859
Net increase (decrease) in cash, cash equivalents, and restricted cash	125,668	(13,130)
Cash, cash equivalents, and restricted cash at beginning of the period	2,759	128,427
Cash, cash equivalents, and restricted cash at end of the period	$128,427	$115,297
Supplemental disclosure of noncash investing and financing activities:
Property and equipment included in accounts payable and accrued expenses	211	107
Conversion of convertible debt into Series A convertible preferred stock	5,625	—
Acquisition of leasehold improvements	1,066	—
Reclassification from early exercise liability, non-current to early exercise liability, current	—	379
Settlement of antidilution obligation	124	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	25,055
The accompanying notes are an integral part of these consolidated financial statements

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of Business
Organization
City Therapeutics, Inc. (the Company or City) is a clinical-stage biotechnology company developing the next generation of RNAi therapeutics designed to silence the expression of disease-relevant proteins, with the aim of delivering meaningful and durable benefits for patients in need.
The Company was incorporated in the state of Delaware on July 17, 2023, and has a principal office in Cambridge, Massachusetts.
Liquidity and Capital Resources
Since inception, the Company has devoted substantially all of its efforts to research and development activities, advancing development of the portfolio of programs and platforms, raising capital, developing and maintaining its intellectual property, hiring personnel, and providing general and administrative support for these operations. The Company is subject to risks and uncertainties common to companies in the biotechnology industry, including but not limited to, risks of failure of preclinical studies and clinical trials, development and manufacturing of potential future product candidates, obtaining regulatory approval for potential future product candidates, competition from substitute products, the need to successfully commercialize and gain market acceptance of its potential future product candidates, dependence on key personnel, protection of proprietary technology, compliance with government regulations, development by competitors of technological innovations and the ability to secure additional capital to fund operations.
There can be no assurance that the Company’s research and development efforts will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees and consultants.
The Company has incurred net losses of $27.8 million and $58.5 million during the years ended December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the Company had an accumulated deficit of $30.6 million and $89.1 million, respectively. As of December 31, 2025, the Company had cash, cash equivalents, and restricted cash of $115.3 million. To date, the Company’s financing has primarily been through the sale of its Series Seed, Series A and Series B convertible preferred stock, as well as capital received from its collaboration arrangements with Bausch + Lomb Ireland Limited (Bausch + Lomb) and Biogen MA Inc. (Biogen).
The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. As of the issuance date of the consolidated financial statements, the Company expects its cash and cash equivalents, together with proceeds received from the Series B convertible preferred stock, will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months from the date these consolidated financial statements were available to be issued. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.
Until such time that the Company can generate significant product revenues, if ever, the Company expects to seek additional funding through private and public equity financings, additional collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Company is seeking to complete an initial public offering (IPO) of its common stock. Upon the completion of a qualifying public

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1. Nature of Business (Continued)
offering on specified terms, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 10). In the event the Company does not complete an IPO, the Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.
If the Company is unable to obtain sufficient funding, the Company will be forced to delay, scale back or discontinue some or all of its research and development programs, product portfolio expansion efforts or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of City Therapeutics, Inc. and its wholly owned subsidiary, City Therapeutics Securities Corporation. All intercompany balances and transactions have been eliminated in consolidation.
Segment Data
The Company views its operations and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company’s chief operating decision maker (CODM) reviews the Company’s financial information on a consolidated basis for purposes of assessing performance and allocating resources. The Company’s CODM is the Chief Executive Officer (CEO).
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, estimates and assumptions for the valuation of common stock and stock-based compensation expense, the incremental borrowing rate related to the Company’s lease, fair value measurement of convertible notes, and the accrual of research and development expenses. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
Cash, Cash Equivalents, and Restricted Cash
Cash represents funds in the Company’s operating and savings bank accounts. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
As of December 31, 2024 and 2025, restricted cash consists of cash placed in a restricted bank account as required under the terms of the Company’s lease agreement, which is recorded as restricted cash within the Company’s consolidated balance sheets.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash as reported within the Company’s consolidated balance sheets to cash, cash equivalents, and restricted cash in the consolidated statements of cash flows (in thousands):
	December 31,
	2024	2025
Cash and cash equivalents	$126,899	$112,793
Restricted cash	1,528	2,504
Total cash, cash equivalents, and restricted cash	$128,427	$115,297
Concentration of Credit Risk
The Company has no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents balances in several accounts with two financial institutions which often exceed federally insured limits. The Company places its cash in accredited financial institutions and the Company does not believe that it is subject to credit risk beyond the normal credit risk associated with commercial banking relationships.
Fair Value Measurements
The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1: Observable inputs such as quoted prices in active markets.
Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
As permitted under ASC 825, Financial Instruments (ASC 825), the Company has elected the fair value option to account for its convertible notes issued. The Company believes that measuring the notes at fair value better reflects the economics of the instruments because the notes contain multiple embedded

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
features, including conversion rights, that would otherwise require separate accounting analyses. The fair value option simplifies the accounting for the instruments and provides users of the financial statements with information that is more representative of the current value of the Company’s obligations. In accordance with ASC 825, the Company records the convertible notes at fair value at each reporting period until settlement, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were recognized in earnings as incurred and not deferred.
The Company was obligated to issue to the Ohio State Innovation Foundation (OSIF) shares of the Company’s common stock pursuant to an antidilution provision (Antidilution Obligation) included within the Company’s exclusive license agreement with OSIF (Note 9). At the time of the agreement with OSIF, the Company recorded the Antidilution Obligation at fair value and remeasured the liability at each reporting period, with changes in fair value recognized in the consolidated statement of operations and comprehensive loss. The OSIF Antidilution Obligation was settled in April 2024.
The Company’s convertible notes are classified within the Level 3 designation and are recorded at fair value on a recurring basis until settled. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued liabilities, approximate fair value due to their relatively short maturities.
Accounts Receivable and Allowance for Credit Losses
Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for credit losses in accordance with ASC 326, Financial Instruments — Credit Losses. The Company makes judgments as to its ability to collect outstanding receivables and provides an estimate of expected credit losses for receivables when collection becomes doubtful. The Company’s receivables relate to amounts reimbursed under its research and license agreements. The Company believes that credit risk associated with its research and license partners is not significant. The Company analyzes the actual payment history of its customer, the aging of receivables, current customer-specific developments and economic trends to estimate the reserve for current expected credit losses. To date, the Company has not had any write-offs of accounts receivable, and the Company did not have an allowance for expected credit losses as of December 31, 2024 and 2025.
Deferred Offering Costs
The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such equity financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction in the proceeds from the offering, either as a reduction of the carrying amount of the convertible preferred stock or in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. As of December 31, 2024 and 2025, no deferred offering costs were recorded within prepaid expenses and other current assets and other non-current assets within the consolidated balance sheets.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
Property and Equipment, Net
Property and equipment consists of laboratory equipment, computers, furniture and office equipment, and is recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:
Asset	Estimated Useful Life
Lab equipment	5 years
Computer equipment and software	3 years
Furniture and office equipment	7 years
Leasehold improvements	Shorter of useful life or remaining lease term
Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred, while costs of major additions and betterments are capitalized. The Company capitalizes laboratory equipment used for research and development if it has alternative future use in research and development or otherwise. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations.
Impairment of Long-Lived Assets
Long-lived assets consist of property and equipment and operating lease right-of-use assets. The Company continually evaluates long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares the carrying values of the asset group to the expected future undiscounted cash flows that the asset group is expected to generate from the use and eventual disposition of the asset group. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount of that asset group. The amount of the impairment loss to be recognized would be calculated by the excess of the carrying value of the impaired asset group over the asset group’s fair value. The Company did not recognize any impairment losses on long-lived assets during the years ended December 31, 2024 and 2025.
Leases
The Company has an operating lease for office and lab space. At the inception of a lease arrangement, the Company determines whether the arrangement is or contains a lease based on specific facts and circumstances present, the existence of an identified asset(s), if any, and control over the use of the identified asset(s), if applicable. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The expected lease term includes noncancelable lease periods and, when applicable, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option, as well as periods covered by an option to early terminate the lease if the Company is reasonably certain not to exercise that option. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company uses an incremental borrowing rate, which is the rate incurred to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
The Company does not recognize assets or liabilities for leases with lease terms of less than 12 months. Lease payments for short-term leases are recorded to operating expense on a straight-line basis over the lease term and variable lease payments are recorded in the period in which the obligation for those payments is incurred.
The Company has elected, as a policy, to combine lease and non-lease components as a single component for all leases. Operating leases are recognized on the accompanying consolidated balance sheets as operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current. Fixed rents are included in the calculation of the lease balances while variable costs paid for certain operating and passthrough costs are excluded and reflected as expense in the period they are paid. Lease expense is recognized over the expected term on a straight-line basis.
Commitments and Contingencies
The Company may have certain contingent liabilities that arise in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range.
Stock-based Compensation
The Company accounts for its stock-based compensation awards in accordance with ASC Topic 718, Compensation — Stock Compensation (ASC 718), which requires all stock-based payments to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values. Under the Company’s 2023 Stock Plan, as amended (2023 Plan), the Company can grant stock-based awards to employees, directors, and non-employee consultants in the form of stock options to purchase shares of its common stock or restricted stock awards. Compensation expense is measured at estimated fair value on the grant date, and is included as compensation expense over the requisite service period.
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model. As there is no public market for its common stock, the Company determined the volatility for awards granted based on an analysis of reported data for a group of guideline public companies. The expected volatility is based on the historical volatility of this group of guideline public companies. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.
As there is no public market for the Company’s common stock, the Company determined the fair value of the shares of its common stock underlying its share-based awards by considering a number of objective and subjective factors, including third-party valuations of the Company’s common stock, the valuation of comparable companies, the Company’s operating and financial performance, and general and industry-specific economic outlook, amongst other factors. The assumptions underlying these valuations represented management’s best estimate, with the assistance of a third-party valuation specialist, which involved inherent uncertainties and the application of management’s judgment. These third-party valuations were performed in accordance with the guidance outlined in the American

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. As a result, if the Company had used different assumptions or estimates, the fair value of the Company’s common stock and its stock-based compensation expense could have been materially different.
Compensation expense for awards granted to employees and directors with service-based vesting conditions is recognized on a straight-line basis over the requisite service period of the respective award, which is generally the vesting period of the award. Compensation expense for awards granted to non-employees is recognized in the same period and manner as if the Company had paid cash for the services provided, which is generally the vesting period of the award. Compensation for stock options with performance-based vesting conditions is recognized when it is probable that the performance condition will be achieved. The Company accounts for forfeitures of stock-based awards as they occur.
The Company’s stock option plan allows for early exercise of stock options prior to vesting. Shares of common stock issued upon early exercise of unvested stock options are considered legally outstanding but are not deemed to be issued for accounting purposes until the underlying options vest. The consideration received for early-exercised shares is recorded as an early exercise liability on the consolidated balance sheets and reclassified to additional paid-in capital as the underlying options vest in accordance with the original vesting schedule. The Company can repurchase the shares at the original exercise price and in the event the employee leaves prior to vesting, any unvested shares are subject to repurchase by the Company at the lower of the exercise price or the fair market value of the restricted shares at the time the repurchase right is exercised.
The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
Convertible Preferred Stock
The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, such as a merger or consolidation, or a sale or transfer of substantially all of the Company’s assets, holders of the convertible preferred stock can cause redemption for cash.
Therefore, the convertible preferred stock is classified outside of permanent stockholders’ deficit as mezzanine equity (temporary equity) and is presented in the mezzanine section of the consolidated balance sheets as events triggering the redemption for cash are not solely within the Company’s control. The carrying values of the convertible preferred stock are adjusted to their liquidation preferences if and when it becomes probable that such a liquidation event will occur. No accretion was recognized for the years ended December 31, 2024 and 2025 as the contingent events that could give rise to redemption were not deemed probable.
Comprehensive Loss
Comprehensive loss is comprised of net loss and other comprehensive income (loss). For the years ended December 31, 2024 and 2025 there were no differences between net loss and comprehensive loss.
Net loss per share
The Company follows the two-class method when computing net loss per share as the Company has issued convertible preferred stock which are participating securities. The two-class method determines net loss per share for each class of common and participating securities, according to dividends declared

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights.
The Company’s convertible preferred stock does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reported a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common stock are not assumed to have been issued if their effect is antidilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2024 and 2025.
Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, including potential dilutive common stock.
Acquired In-Process Research and Development Expenses
The Company measures and recognizes asset acquisitions or licenses to intellectual property that are not deemed to be business combinations based on the cost to acquire or license the asset or group of assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions or transactions to license intellectual property. In an asset acquisition or license to intellectual property, the cost allocated to acquire in-process research and development (IPR&D) with no alternative future use is recognized as expense on the acquisition date.
Upfront and milestone payments made are accrued for and expensed when the achievement of the milestone is probable up to the point of regulatory approval. Milestone payments made upon regulatory approval are capitalized and amortized over the remaining useful life of the related product.
There were no acquired IPR&D expenses recognized for the years ended December 31, 2024 and 2025.
Patent Costs
The Company expenses patent and patent application costs and related legal costs for the prosecution and maintenance of such patents and patent applications, including patents and patent applications the Company in-licenses, as incurred and classifies such costs as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.
Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). The Company enters into collaboration agreements and certain other agreements that are within the scope of ASC 606, under which the Company licenses, or grants an option to license rights to certain of the Company’s product candidates and performs research and development services in connection with such arrangements. The terms of these arrangements typically include payment of one or more of the following: non-refundable, up-front fees; reimbursement of research and development costs; development, regulatory and commercial sales milestone payments; and royalties on net sales of licensed products.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the customer and contract with the customer; (ii) identification of promised goods or services and which are performance obligations; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.
The promised goods or services in the Company’s arrangements typically consist of a license, or option to license, rights to the Company’s intellectual property or research and development services. The Company provides options for additional items in such arrangements, which are accounted for as separate contracts when the customer elects to exercise such options, unless the option provides a material right to the customer. Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised good or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral or dependent to other goods or services in the contract.
The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of potential payment and the likelihood that the payments will be received.
The Company utilizes either the most likely amount method or expected value method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration that is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.
The Company’s contracts often include development and regulatory milestone payments that are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such development and regulatory milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenue in the period of adjustment.
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue when the related sales occur. To date, the Company has not recognized any royalty revenue resulting from any of the Company’s arrangements.
The Company allocates the transaction price based on the estimated standalone selling price. The Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. The Company utilizes key assumptions to

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
determine the stand-alone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts the Company would expect to receive for the satisfaction of each performance obligation.
The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company recognizes revenue based on the cost-to-cost method for revenue recognition and total revenue amounts are based on actual costs incurred relative to total costs expected to be incurred.
The Company receives payments from its customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.
Research and Development
Research and development costs are expensed as incurred. Research and development costs include salaries, stock-based compensation and other employee benefit expenses, consultants, costs of funding research performed by third parties on the Company’s behalf, lab-related supplies, and allocated facility-related expenses.
Non-refundable advance payments for goods and services to be received in the future for use in research and development activities are recorded as prepaid expenses on the accompanying consolidated balance sheets. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered.
The Company records accrued liabilities for estimated costs of research and development activities conducted by third-party service providers. The Company accrues these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers under the service agreements. The Company makes significant judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued liabilities. The historical accrual estimates made by the Company have not been materially different from the actual costs.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The Company records interest related to unrecognized tax benefits and penalties in income tax expenses. The Company did not recognize any interest or penalties in the periods presented.
Recently Adopted Accounting Standards
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). Additionally, the amendments in the ASU 2023-09 update require entities to disclose certain information about income taxes paid, rate reconciliation, income tax disaggregation, and the removal of disclosures related to temporary differences surrounding deferred tax liabilities to enhance the transparency and decision usefulness of income tax disclosures. For public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2024 and for entities other than public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for any annual periods for which financial statements have not been issued or made available for issuance. The Company elected to early adopt the standard in 2025 on a retrospective basis. See Note 14 — Income Taxes, for further disclosure.
In November 2024, the FASB issued ASU No. 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments (ASU 2024-04), which clarifies the requirements for determining whether the settlement of a convertible debt instrument should be accounted for as an induced conversion or as a debt extinguishment. ASU 2024-04 is effective for the Company for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods, with early adoption permitted for entities that have adopted the amendments in ASU 2020-06. Adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.
In September 2025, the FASB issued ASU No. 2025-07 Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (ASU 2025-07). The amendments provide for a new scope exception to the derivatives guidance for underlyings based on the operations or activities specific to one of the parties to the contract, and also clarifies that share-based noncash consideration received from a customer as consideration for the transfer of goods or services in a revenue contract is subject to the revenue guidance and not the financial instruments guidance unless and until the company’s right to receive or retain the share-based noncash consideration is unconditional as defined in ASU 2025-07. The standard is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual periods, with early adoption permitted. The Company adopted this new standard on a prospective basis as of January 1, 2025. Adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.
Recently Issued Accounting Standards
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which is intended to provide more detailed information about specified categories of expenses included in certain expense captions presented on the statement of operations

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
and comprehensive loss. The guidance in ASU 2024-03 is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of ASU 2024-03 or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 may have on its consolidated financial statements and related disclosures for fiscal years beginning after December 15, 2026.
3. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
	December 31,
	2024	2025
Computer and equipment	$24	$198
Furniture and fixtures	16	16
Lab equipment	3,680	5,805
Leasehold improvements	1,066	1,066
Total property and equipment, gross	4,786	7,085
Less: accumulated depreciation	(424)	(1,596)
Property and equipment, net	$4,362	$5,489
Total depreciation expense for the years ended December 31, 2024 and 2025 was $0.4 million and $1.2 million, respectively.
4. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):
	December 31,
	2024	2025
Payroll and employee-related costs	$887	$2,480
Research and development costs	204	2,162
Other	198	928
Total accrued expenses and other current liabilities	$1,289	$5,570
5. Convertible Notes
Original Notes
In January and February 2024, the Company issued a series of four convertible notes (the Original Notes) to ARCH Venture Fund XII L.P. (ARCH) and one of the Company’s founders (the Founder) for aggregate cash proceeds of $5.0 million. The Original Notes accrued interest at a rate of 7% per annum. The Company elected the fair value option to account for the Original Notes.
In April 2024, in connection with the execution of the Company’s Series A Convertible Preferred Stock Purchase Agreement (Series A Agreement), the outstanding principal and accrued interest under the Original Notes were automatically converted into 560,964 shares of Series A convertible preferred stock at a discounted conversion price of $9.02655 per share. This price reflects a 10% discount to the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5. Convertible Notes (Continued)
$10.0295 per share purchase price paid by new investors in the Series A financing. The conversion of the Original Notes was accounted for as an extinguishment of debt. The Company recognized the fair value of the Series A convertible preferred stock issued upon conversion in temporary equity on the consolidated balance sheet. As a result, the Company recorded an adjustment of $0.6 million on the Original Notes which was included in total other income, net, in the consolidated statements of operations and comprehensive loss.
B+L Note
In July 2024, the Company, in connection with the research and license agreement entered into with Bausch + Lomb (Note 9), issued a convertible note (B+L Note) to Bausch + Lomb for cash proceeds of $10.0 million. The B+L Note was issued at fair value. The B+L Note bears interest at a rate of 8% per annum and matures on July 8, 2027, unless earlier converted into equity securities of the Company. The Company elected the fair value option to account for the B+L Note. Accordingly, the Company recorded the B+L Note at fair value upon issuance and at each reporting period until settlement, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss.
The principal and accrued interest under the B+L Note will automatically convert into equity securities upon the initial closing of the Company’s next equity financing in which the Company raises at least $50.0 million of cash proceeds. The holder of the B+L Note may also elect to convert the note into the equity securities sold in the next equity financing in which the Company raises less than $50.0 million in cash proceeds. The number of shares issued upon conversion will equal the outstanding principal and accrued interest divided by a conversion price equal to 85% of the price paid per share by cash investors in such financing.
The note purchase agreement contains customary events of default, such as failure to pay amounts when due, bankruptcy, and certain material adverse changes. Upon the occurrence of an event of default (and after any applicable cure periods), all outstanding amounts under the B+L Note may be declared immediately due and payable.
For the years ended December 31, 2024 and 2025, the Company recognized $0.4 million and $0.8 million of interest expense related to the B+L Note, respectively. The Company recognized a loss on change in fair value within total other income, net, in the consolidated statements of operations and comprehensive loss for the B+L Note in the amount of $0.3 million and $0.5 million for the years ended December 31, 2024 and 2025, respectively. The fair value of the B+L Note as of December 31, 2024 and 2025 was $10.3 million and $10.8 million, respectively.
Biogen Note
In May 2025, the Company, in connection with the research collaboration and license agreement entered into with Biogen (Note 9), issued a convertible note (Biogen Note) to Biogen for cash proceeds of $30.0 million. The Biogen Note was issued at fair value. The Biogen Note bears interest at a rate of 8% per annum and matures on July 1, 2027, unless earlier converted into equity securities of the Company. The Company elected the fair value option to account for the Biogen Note. Accordingly, the Company recorded the Biogen Note at fair value upon issuance and at each reporting period until settlement, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss.
The principal and accrued interest under the Biogen Note will automatically convert into shares of the Company’s equity securities upon the earlier of (i) the initial closing of the Company’s next qualified equity financing in which the Company raises at least $100.0 million of cash proceeds or (ii) the closing of the Company’s IPO. In the case of a qualified equity financing, the Biogen Note will convert into shares of preferred stock issued in such financing. In the case of an IPO, the Biogen Note will convert

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5. Convertible Notes (Continued)
into shares of common stock issued in such offering. If the Biogen Note remains outstanding as of June 30, 2027, the outstanding principal and accrued interest will automatically convert into shares of preferred stock of the Company’s most recently completed equity financing. In each case, the number of shares issued upon conversion will equal the outstanding principal and accrued interest divided by a conversion price equal to 85% of the price paid per share by cash investors in the applicable financing.
The note purchase agreement contains customary events of default, such as failure to pay amounts when due, bankruptcy, and certain material adverse changes. Upon the occurrence of an event of default (and after any applicable cure periods), all outstanding amounts under the Biogen Note may be declared immediately due and payable.
For the year ended December 31, 2025, the Company recognized $1.5 million of interest expense related to the Biogen Note. The Company recognized a loss on change in fair value within total other income, net, in the consolidated statements of operations and comprehensive loss for the Biogen Note in the amount of $1.1 million for the year ended December 31, 2025. The loss on change in fair value primarily reflects the passage of time as the note accreted toward its expected conversion value, with a remaining estimated time to settlement of 1.25 years as of December 31, 2025. The fair value of the Biogen Note as of December 31, 2025 was $31.1 million.
6. Fair Value of Financial Instruments
The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):
	Fair Value Measurements as of December 31, 2024:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible debt, net of discount	$—	$—	$10,276	$10,276
Total liabilities	$—	$—	$10,276	$10,276
	Fair Value Measurements as of December 31, 2025:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible debt, net of discount	$—	$—	$41,868	$41,868
Total liabilities	$—	$—	$41,868	$41,868
There have been no transfers between fair value levels during the years ended December 31, 2024 and 2025.
Convertible Notes
As further described in Note 5, the Company issued convertible notes to ARCH, a Company Founder and Bausch + Lomb in January, February and July 2024, respectively. The convertible note issued to Bausch + Lomb was in connection with a research collaboration and license agreement. In May 2025, the Company issued a convertible note to Biogen in connection with a research collaboration and license agreement. The Company elected the fair value option for each of the convertible note issuances. The fair value of each of the convertible notes was estimated using a scenario-based analysis that estimates the fair value based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholder.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6. Fair Value of Financial Instruments (Continued)
The notes issued to ARCH and the Founder, as described in Note 5, were converted into Series A convertible preferred stock in April 2024. The notes issued to Bausch + Lomb and Biogen remain outstanding as of December 31, 2025.
The Company adjusts the carrying value of its convertible notes to their estimated fair value at each reporting date, with any related increases or decreases recorded as change in fair value of convertible notes within total other income, net, in the consolidated statement of operations and comprehensive loss.
For the year ended December 31, 2024, the Company recognized a net loss on change in fair value of convertible notes of $0.9 million in the consolidated statements of operations and comprehensive loss, consisting of a loss on change in fair value of the B+L Note of $0.3 million and a loss on change in fair value of the ARCH and Founder notes of $0.6 million. For the year ended December 31, 2025, the Company recognized a net loss on change in fair value of convertible notes of $1.6 million in the consolidated statements of operations and comprehensive loss, consisting of a loss on change in fair value of the Biogen Note of $1.1 million and a loss on change in fair value of the B+L Note of $0.5 million.
The following table summarizes information about the significant unobservable inputs used in the fair value measurements for the B+L Note and the Biogen Note as of December 31, 2024 and 2025, respectively:
	Fair value as of initial valuation date (in thousands)	Fair value as of period end (in thousands)	Expected settlement options (and relative weighting)	Key unobservable inputs	Range
B+L Note	$10,000	$10,276	Equity financing (95%)	Estimated time to settlement Discount rate	0.5 years 18.17%
	Fair value as of initial valuation date (in thousands)	Fair value as of period end (in thousands)	Expected settlement options (and relative weighting)	Key unobservable inputs	Range
B+L Note	$10,000	$10,805	Equity financing (95%)	Estimated time to settlement Discount rate	0.42 years 18.17%
Biogen Note	$30,000	$31,063	Equity financing (95%)	Estimated time to settlement Discount rate	1.25 years 14.39%

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6. Fair Value of Financial Instruments (Continued)
The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):
Convertible Notes
Balance at January 1, 2024	$—
Issuance of convertible notes on January 5, 2024	2,500
Issuance of convertible notes on February 15, 2024	2,500
Issuance of convertible note, net on July 8, 2024	9,973
Change in fair value of convertible notes	866
Non-cash conversion of convertible notes to Series A convertible preferred stock	(5,563)
Balance at December 31, 2024	$10,276
Issuance of convertible note, net on May 23, 2025	29,965
Amortization of issuance costs	21
Change in fair value of convertible notes	1,606
Balance at December 31, 2025	$41,868
During the years ended December 31, 2024 and 2025, there were no transfers between levels.
7. Leases
In December 2023, the Company entered into a lease of office and laboratory space at 399 Binney Street in Cambridge, Massachusetts, which became the Company’s corporate headquarters. In June 2025, the Company entered into the First Amendment to Lease (the Amendment), which expanded the leased premises to include the entire second floor and a portion of the fourth floor, provided for the surrender of the original first floor and penthouse mechanical premises and extended the lease term through September 30, 2031. Following the Amendment, the Company’s leased premises consist of approximately 51,726 rentable square feet. The lease is recorded in the accompanying consolidated balance sheets as an operating lease right-of-use asset and operating lease liability as of December 31, 2024 and 2025.
Under the terms of the Amendment, the lease term for the retained and substitute premises expires on September 30, 2031. The lease includes a renewal option which extends the term of the lease for an additional 36 months, however, it has been determined that it is not reasonably certain that the Company will exercise this option. The monthly rent payments under the lease, which include base rent charges of approximately $0.5 million per month, are subject to yearly rent increases of 3% through the end of the lease term. Base rent is fully abated during the months of December 2025, December 2026, and December 2027. The Company is responsible for paying a pro-rata share of costs incurred for common area maintenance, real estate taxes, and property insurance related to the leased space, which are considered variable lease payments and expensed as incurred. The total rent payments to be paid over the noncancelable term of this lease are $39.6 million.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
7. Leases (Continued)
The elements of operating lease expense were as follows (in thousands):
	December 31,
	2024	2025
Lease cost
Operating lease cost	$3,356	$4,551
Variable lease cost	1,320	1,868
Total lease cost	$4,676	$6,419
Future lease payments under noncancelable leases that have commenced as of December 31, 2025 (in thousands):
Years ended December 31,
2026	$5,122
2027	5,803
2028	6,520
2029	6,716
2030	6,918
2031	5,344
Total lease payments	36,423
Less: imputed interest	(11,007)
Total operating lease liabilities at December 31, 2025	$25,416
Current operating lease liabilities	$5,075
Non-current operating lease liabilities	20,341
Total	$25,416
As of December 31, 2024 and 2025, the Company’s operating leases had a weighted-average incremental borrowing rate of 14.0% and a weighted-average remaining lease term of 4.2 years and 5.7 years, respectively.
8. Commitments and Contingencies
Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. For the years ended December 31, 2024 and 2025, the Company had no matters for which a loss was considered probable or reasonably possible that would require accrual or disclosure under ASC 450, Contingencies.
Indemnification
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into, or intends to

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Commitments and Contingencies (Continued)
enter into, indemnification agreements with all members of the board of directors (Board) that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors.
The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not determinable. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2024 and 2025.
9. Significant Agreements
Ohio State Innovation Foundation License Agreement
On October 30, 2023, the Company entered into an exclusive license agreement (as amended, the OSIF License Agreement) with OSIF, pursuant to which the Company has been granted an exclusive, royalty-bearing license to certain patent rights to make, have made, use, sell, and import licensed products. As consideration, the Company issued 622,801 shares of common stock, which constituted 5% of the fully diluted capitalization of the Company as of the effective date of the agreement, valued at $0.1 million. On April 17, 2024, upon the closing of the Series A convertible preferred stock financing (Note 10), the Company issued an additional 32,424 shares, valued at $0.1 million, of common stock in accordance with certain anti-dilution provisions of the OSIF License Agreement, which allowed for OSIF to maintain its applicable pro rata ownership percentage until the Company had raised a specified amount of proceeds. The Company did not incur any material costs in connection with the issuance of the shares. The OSIF License Agreement has subsequently been amended to add additional patent rights and technology disclosures to the licensed intellectual property, and the Company reimbursed OSIF for patent prosecution costs associated with such additional patent rights.
Pursuant to the OSIF License Agreement, the Company is required to pay OSIF a total of up to $4.2 million upon achievement of certain clinical development, regulatory approval, and commercial sales milestones for each licensed product. The Company is also required to pay royalties to OSIF in the low-single digit percentage range based on net sales of any licensed products and processes, along with a specified minimum annual royalty amount for each licensed product, subject to customary reductions and offsets. In addition, the Company is responsible for certain patent costs incurred after the effective date and annual maintenance fees. The OSIF License Agreement also requires the Company to pay OSIF tiered percentages of certain non-royalty sublicense consideration, ranging from a low-twenties to mid-twenties percentage at earlier stages of development and a low-tens to mid-teens percentage at later stages of development, with the applicable percentage depending on the stage of development at which the sublicense is granted. In connection with the Biogen Research Collaboration and License Agreement (Note 9), during the year ended December 31, 2025, the Company paid OSIF $0.3 million in sublicensing fees related to the upfront payment received under the agreement with Biogen. No milestone payments or net sales-based royalties had become due to OSIF through December 31, 2025. No repurchase rights of common stock issued to OSIF existed as of December 31, 2024 or 2025.
Accounting Considerations
The Company determined that the OSIF License Agreement represented an asset acquisition of IPR&D assets with no alternative future use and recognized the aggregate acquisition cost as acquired in-process research and development expense in the consolidated statement of operations and comprehensive loss. The acquisition did not qualify as a business combination as the acquisition did

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9. Significant Agreements (Continued)
not include both an input and substantive processes, including an assembled workforce, that together contribute to the ability to create outputs. No acquired in-process research and development expense was recognized in connection with the OSIF License Agreement during the years ended December 31, 2024 or 2025.
Bausch + Lomb Research Collaboration and License Agreement
On July 8, 2024, the Company entered into a research collaboration and license agreement (B+L Research Collaboration and License Agreement) with Bausch + Lomb, pursuant to which (i) the Company shall undertake a research program to discover certain licensed molecules which would enable Bausch + Lomb to develop, and subsequently commercialize, one or more licensed products in ocular disease and (ii) the Company granted Bausch + Lomb an option to obtain an exclusive, worldwide license to certain Company intellectual property to develop, manufacture and commercialize licensed molecules and licensed products in ocular diseases. Simultaneously with the Company’s entry into the B+L Research Collaboration and License Agreement, the Company issued the B+L Note to Bausch + Lomb and Bausch + Lomb transferred to the Company $10.0 million in consideration (Note 5).
Pursuant to the B+L Research Collaboration and License Agreement, the Company will perform research and deliver to Bausch + Lomb a development candidate for which Bausch + Lomb may exercise their option to license. If Bausch + Lomb exercises its option, it will engage in the development, manufacturing and commercialization of licensed molecules and licensed products from the development candidate. Under the B+L Research Collaboration and License Agreement, the Company received a non-refundable upfront payment of $5.0 million from Bausch + Lomb. Over the course of the research plan, Bausch + Lomb is required to reimburse the Company for amounts incurred for full-time employees and other related costs and materials directly associated with the research plan. Additionally, the Company is eligible to receive a certain development candidate selection fee and certain other development, regulatory, commercial and sales milestones, collectively up to an aggregate of $485.0 million, along with tiered royalties ranging in the mid-single digits to low teens on net sales. If the agreement terminates and the Company later successfully commercializes a product candidate using the licensed intellectual property, the Company will owe a low-single digit royalty payment to Bausch + Lomb on future net sales for a fixed royalty term. As of December 31, 2025, no such milestone payments or royalties had become due to the Company.
Accounting Considerations
The Company assessed the B+L Research Collaboration and License Agreement and concluded that Bausch + Lomb is a customer in accordance with ASC 606. The Company identified the following promises under the contract: (i) obligation to perform research services, (ii) joint research committee participation, (iii) an option for Bausch + Lomb to obtain a license to develop, manufacture and commercialize licensed molecules and licensed products, and (iv) an option for Bausch + Lomb to request technology and Chemistry, Manufacturing, and Controls transfer services. The Company assessed the promised goods and services to determine if they are distinct performance obligations. The Company determined that the options for additional goods and services are not priced below their respective standalone selling prices, and therefore, are not material rights or performance obligations. The Company also determined that the obligation to perform research services and joint research committee participation are highly interrelated and interdependent and therefore not distinct. Accordingly, the obligation to perform research services and joint research committee participation represent one combined performance obligation, and the entire transaction price will be allocated to that single combined performance obligation.
At contract inception, the transaction price was determined to be $13.3 million, which represents the aggregate of the fixed consideration related to the upfront non-refundable payment for the B+L Research

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9. Significant Agreements (Continued)
Collaboration and License Agreement and the estimated variable consideration related to cost reimbursements for the research plan. As of December 31, 2025, the Company updated its estimate of variable consideration, resulting in an increase in the total transaction price to approximately $15.0 million. The Company recognizes the transaction price as the single performance obligation is satisfied, using an input method which is based on the actual costs incurred relative to total costs expected to be incurred. The transfer of control occurs over this period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation. Costs to perform the Company’s obligations under the B+L Research Collaboration and License Agreement are recognized as research and development expenses in the period incurred.
Biogen Research Collaboration and License Agreement
On May 23, 2025, the Company entered into a research collaboration and license agreement (Biogen Research Collaboration and License Agreement) with Biogen, pursuant to which (i) the Company and Biogen shall collaborate to undertake a research plan to discover certain RNAi triggers that inhibit the expression of a target protein and conjugates of such RNAi triggers and (ii) the Company granted Biogen an exclusive, worldwide, royalty-bearing license to certain Company intellectual property to develop, manufacture and commercialize a certain licensed products in the field in the territory. Simultaneously with the Company’s entry into the Biogen Research Collaboration and License Agreement, the Company issued the Biogen Note to Biogen and Biogen transferred to the Company $30.0 million in consideration (Note 5).
Pursuant to the Biogen Research Collaboration and License Agreement, the Company will perform research activities and deliver to Biogen data packages and technology transfers to enable Biogen to select and advance a development candidate, for which Biogen may exercise its rights under the license. If Biogen selects a development candidate, it will control the development, manufacturing and commercialization of licensed compounds and licensed products. Each party is responsible for its own research costs under the agreement. Biogen has the option of selecting one additional target during the option exercise period, subject to execution of a separate agreement and payment of a specified option exercise fee. Under the Biogen Research Collaboration and License Agreement, the Company received a $16.0 million upfront payment from Biogen. The Company is also eligible to receive an additional upfront payment contingent upon the satisfaction of certain conditions relating to the Company’s upstream third-party intellectual property agreement. Additionally, the Company is eligible to receive up to an aggregate of approximately $1.0 billion in potential development, commercial, and sales milestones, along with tiered royalties ranging from the high-single digits to low teens on net sales. As of December 31, 2025, no such milestones or royalties had become due to the Company.
Accounting Considerations
The Company assessed the Biogen Research Collaboration and License Agreement and concluded that Biogen is a customer in accordance with ASC 606. The Company identified the following promises under the contract: (i) an exclusive license to develop, manufacture and commercialize licensed compounds and licensed products, (ii) an obligation to perform research activities under the research plan, (iii) joint research committee participation, (iv) technology transfer and assistance, and (v) an option for Biogen to select one additional target. The Company assessed the promised goods and services to determine if they are distinct performance obligations. The Company determined that the option for an additional target is not priced below its standalone selling price, and therefore is not a material right or performance obligation. The Company also determined that the license, obligation to perform research activities, joint research committee participation, and technology transfer and assistance are highly interrelated and interdependent and therefore not distinct. Accordingly, these promises represent one combined performance obligation, and the transaction price will be allocated to that single combined performance obligation.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9. Significant Agreements (Continued)
At contract inception, the transaction price was determined to be $16.0 million, which represents the non-refundable upfront payment under the Biogen Research Collaboration and License Agreement. The $4.0 million additional upfront payment, research milestones, development milestones, sales milestones, and royalties are variable consideration that is fully constrained at inception and therefore excluded from the initial transaction price. During the year ended December 31, 2025, one research milestone of $2.5 million became probable and was included in the transaction price, increasing the total transaction price to $18.5 million as of December 31, 2025. The Company recognizes the transaction price as the single performance obligation is satisfied, using an input method which is based on the actual costs incurred relative to total costs expected to be incurred. The transfer of control occurs over this period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation. Costs to perform the Company’s obligations under the Biogen Research Collaboration and License Agreement are recognized as research and development expenses in the period incurred.
Amounts recognized under the B+L Research Collaboration and License Agreement and Biogen Research Collaboration and License Agreement were as follows (in thousands):
	December 31,
	2024	2025
Revenue recognized from B+L Research Collaboration and License Agreement (Ocular)	$2,778	$7,123
Revenue recognized from Biogen Research Collaboration and License Agreement (CNS)	—	6,439
Total Revenue	$2,778	$13,562
Amounts receivable under B+L Research Collaboration and License Agreement	$1,352	$1,209
Deferred revenue, current portion
Deferred revenue – Bausch + Lomb, current portion	3,361	1,693
Deferred revenue – Biogen, current portion	—	9,562
Total Deferred Revenue, current portion	$3,361	$11,255
Deferred revenue, non-current portion
Deferred revenue – Bausch + Lomb, noncurrent portion	$595	$—
Deferred revenue – Biogen, noncurrent portion	—	—
Total Deferred Revenue, non-current portion	$595	$—
The accounts receivable recorded as of December 31, 2024 and 2025 related to the reimbursable research and development efforts by the Company which were invoiced as incurred.
The following table summarizes the changes in deferred revenue related to the upfront non-refundable payments received as part of the B+L Research Collaboration and License Agreement and Biogen Research Collaboration and License Agreement (in thousands):
	December 31,
	2024	2025
Beginning balance	$—	$3,956
Additions	5,000	16,000
Deductions	(1,044)	(8,701)
Ending balance	$3,956	$11,255

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9. Significant Agreements (Continued)
The Company recognizes the following revenues from amounts included in deferred revenue as of the beginning of the period (in thousands):
	December 31,
	2024	2025
Amounts included in deferred revenue as of the beginning of the period	$—	$2,078
10. Convertible Preferred Stock
Series Seed Convertible Preferred Stock
Beginning in September 2023 and in multiple closings through March 2024, the Company issued shares of its Series Seed convertible preferred stock pursuant to a Series Seed Convertible Preferred Stock Purchase Agreement (Series Seed Agreement) with certain investors. Pursuant to the Series Seed Agreement, the Company issued a total of 4,544,990 shares of Series Seed convertible preferred stock at a purchase price of $1.00 per share for gross proceeds of $4.5 million across multiple closings. The Company incurred $0.1 million in issuance costs associated with the Series Seed convertible preferred stock financing.
Series A Convertible Preferred Stock
Beginning in April 2024 and closing in multiple closings through December 2024, the Company issued shares of its Series A convertible preferred stock pursuant to the Series A Agreement with certain investors. Pursuant to the Series A Agreement, the Company issued an aggregate of 13,996,318 shares of Series A convertible preferred stock. Of the 13,996,318 shares issued, 13,435,354 shares were issued at a price per share of $10.0295 for aggregate gross proceeds of $134.7 million. Additionally, the Company’s outstanding convertible notes and related accrued interest, at the time of the Series A Agreement, totaling $5.1 million, converted into 560,964 shares of Series A convertible preferred stock at a price per share of $9.02655, as further described in Note 5.
The Company’s convertible preferred stock is summarized below (in thousands, except share amounts):
	As of December 31, 2024
	Total Shares Authorized	Total Shares Issued and Outstanding	Common Shares Issuable upon Conversion	Carrying Value	Liquidation Preference
Series Seed convertible preferred stock	4,544,990	4,544,990	4,991,760	$4,475	$4,545
Series A convertible preferred stock	14,295,436	13,996,318	15,372,145	140,039	140,376
Total	18,840,426	18,541,308	20,363,905	$144,514	$144,921

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. Convertible Preferred Stock (Continued)
	As of December 31, 2025
	Total Shares Authorized	Total Shares Issued and Outstanding	Common Shares Issuable upon Conversion	Carrying Value	Liquidation Preference
Series Seed convertible preferred stock	4,544,990	4,544,990	4,991,760	$4,475	$4,545
Series A convertible preferred stock	14,295,436	13,996,318	15,372,145	140,039	140,376
Total	18,840,426	18,541,308	20,363,905	$144,514	$144,921
The holders of the Series A and Series Seed convertible preferred stock have the following rights, preferences and privileges:
Conversion
All series of convertible preferred stock are convertible at any time at the option of the holder and mandatorily convertible upon a) a firm-commitment underwritten qualified initial public offering resulting in at least $75.0 million of gross proceeds to the Company (Qualified IPO) or b) the vote or written consent of holders of at least 56% of the outstanding shares of convertible preferred stock (Requisite Holders) into common stock. The conversion ratio of each series of the convertible preferred stock is determined by dividing the original issuance price of each series by the applicable conversion price of each series. The Series A convertible preferred stock conversion price initially is equal to $9.1319, and the Series Seed convertible preferred stock conversion price initially is equal to $0.9105, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments, including adjustment if common stock is issued for less than the original issue price of each series of convertible preferred stock (subject to certain exceptions, including shares of common stock in a Qualified IPO).
Voting
The holder of each share of Series Seed and Series A convertible preferred stock is entitled to one vote for each share of common stock into which such shares of Series Seed and Series A convertible preferred stock could then be converted and votes together with the holders of common stock as a single class, on an as-converted to common stock basis.
Redemption
The holders of Series Seed and Series A convertible preferred stock do not have any redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event (as defined below).
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of the Series Seed and Series A convertible preferred stock are entitled to receive an amount per share equal to the greater of (i) the respective original issuance price, plus any dividends declared but unpaid or (ii) the amount payable with respect to such share if it was converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (as defined below). Liquidation payments to the holders of the Series Seed and Series A convertible preferred stock have priority and

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. Convertible Preferred Stock (Continued)
are made in preference to any payments to the holders of common stock. After full payment of the liquidation preference to the holders of the Series Seed and Series A convertible preferred stock, the remaining assets, if any, will be distributed to the holders of shares of common stock, pro rata based on the number of shares held by each holder. Unless the Requisite Holders, elect otherwise, a “Deemed Liquidation Event” shall include a merger, consolidation, or share exchange (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company taken as a whole or the sale or disposition of one or more subsidiaries if substantially all of the assets of the Company and its subsidiaries are held by such subsidiary or subsidiaries.
Dividends
The Company shall not declare, pay or set aside any dividends on shares of any class of capital stock of the Company unless the holders of the Series A and Series Seed convertible preferred stock shall first receive, or simultaneously receive, a noncumulative dividend on each outstanding share of the Series A and Series Seed convertible preferred stock equal to 8% of the original issue prices. No such dividends have been declared or paid through December 31, 2025.
11. Common Stock
The Company was authorized to issue 30,000,000 shares of $0.0001 par value common stock as of December 31, 2024 and 2025, respectively.
On April 17, 2024, the Company issued 32,424 shares of common stock to OSIF in conjunction with the OSIF License Agreement (see Note 9). The OSIF common stock was fully vested at the time of issuance.
Features of the Common Stock
The common stock has a par value of $0.0001, and the holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings provided. All dividends shall be declared and paid pro rata according to the number of shares held by each stockholder. In the event of a liquidation, dissolution, or winding up of the Company, the common stock ranks behind the preferred stock.
Common stock reserved for future issuance consists of the following:
	As of December 31,
	2024	2025
Series Seed convertible preferred stock	4,991,760	4,991,760
Series A convertible preferred stock	15,372,145	15,372,145
Unvested restricted stock	2,020,411	2,081,638
Stock options issued and outstanding	4,468,283	4,768,315
Shares available for issuance under the Plan	552,228	624,683
Total	27,404,827	27,838,541

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12. Stock-based Compensation
2023 Stock Plan
The 2023 Plan was originally adopted with 1,136,740 shares of common stock reserved for issuance. The Board subsequently increased the number of shares reserved under the 2023 Plan at various times during 2024 and 2025. As of December 31, 2024 and 2025, the Company had reserved 5,020,511 and 5,392,981 shares of common stock for issuance under the 2023 Plan, respectively.
The 2023 Plan authorizes the Board or a committee of the Board to grant incentive stock options, nonqualified stock options, and restricted stock awards to eligible employees, directors, and non-employee consultants of the Company. The terms of stock awards agreements, including vesting requirements, are determined by the Board and are subject to the provisions of the 2023 Plan. The stock options granted to employees follow various vesting periods ranging from immediate to four-year vesting and have a term of up to ten years from the date of grant.
As of December 31, 2025, the Company has 624,683 shares of common stock reserved for future issuance under the 2023 Plan. There are no additional shares of common stock available for future issuance outside the common stock reserved under the 2023 Plan.
Stock Option Valuation
The Company estimates the fair value of stock options using the Black-Scholes option-pricing model. This model incorporates various assumptions, including the expected volatility, expected term, and interest rates.
The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during 2024 and 2025:
	Years ended December 31,
	2024	2025
Risk-free interest rate	3.55% – 4.47%	3.67% – 4.22%
Dividend yield	0%	0%
Expected term of options (years) range	5.00 – 6.08	5.27 – 6.08
Volatility rate range	67.68% – 69.21%	87.73% – 111.06%
The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2024 and 2025 was $3.11 and $1.87 per share, respectively.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12. Stock-based Compensation (Continued)
Time-Based Stock Options
The following table summarizes the Company’s time-based stock option activity for the year ended December 31, 2025:
	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2024	3,153,342	$0.83	9.67	$9,508
Granted	1,130,466	1.65	—	—
Exercised	(896,864)	0.71	—	—
Cancelled	(10,983)	1.84	—	—
Forfeited	(8,093)	0.92	—	—
Balance at December 31, 2025	3,367,868	$1.13	8.98	$2,383
Vested and expected to vest as of December 31, 2025	3,367,868	$1.13	8.98	$2,383
Vested and exercisable at December 31, 2025	847,617	$0.65	8.58	$1,350
As of December 31, 2025, there was $6.4 million of total unrecognized compensation cost related to time-based unvested stock options, and the Company expects to recognize such amount over a remaining weighted-average period of 2.9 years.
Performance-Based Stock Options
The Company has granted stock options to certain employees to purchase shares of common stock that contain performance-based vesting criteria related to corporate or scientific milestones. The fair value of each option grant with performance-based vesting was estimated on the date of grant. Recognition of stock-based compensation expense associated with these performance-based stock options commences when the performance condition is considered probable of achievement, using management’s best estimates, which consider the inherent risk and uncertainty regarding the future outcomes of the milestones. As of December 31, 2025, no stock-based compensation expense has been recognized for performance-based stock options as the achievement of the underlying performance conditions was not considered probable.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12. Stock-based Compensation (Continued)
The following table summarizes the Company’s performance-based stock option activity for the year ended December 31, 2025:
	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2024	1,314,941	$0.85	9.73	$3,929
Granted	463,605	1.56
Exercised	(378,099)	0.71
Balance at December 31, 2025	1,400,447	$1.13	9.02	$1,000
Vested and exercisable at December 31, 2025	—	$—	—	$—
As of December 31, 2025, there was $4.1 million of total unrecognized compensation cost related to performance-based unvested stock options, and the Company expects to recognize such amount when the achievement of the underlying performance conditions become probable.
Restricted Common Stock Awards
The Company awarded restricted common stock to employees and non-employees under its 2023 Plan and may continue to award restricted common stock to employees and non-employees under the 2023 Plan. Additionally, employees who exercise their option awards prior to the vesting of that award hold common stock that is subject to further time or performance based vesting conditions and therefore classified as restricted stock for accounting purposes. The fair value of each share of restricted common stock is based on the market price of the Company’s common stock on the date of grant.
Time-Based Restricted Common Stock Awards
Restricted common stock that have time-based vesting conditions vest over a four-year period, subject to the employee’s continued employment with, or service to, the Company on each vesting date. Compensation expense is recognized on a straight-line basis over the vesting period.
The following table summarizes the Company’s time-based restricted common stock award activity for the year ended December 31, 2025:
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted common stock at December 31, 2024	2,020,411	$0.10
Issued	772,539	3.27
Vested	(1,089,411)	1.10
Unvested restricted common stock at December 31, 2025	1,703,539	$1.02
As of December 31, 2025, there was $1.3 million of total unrecognized compensation cost related to time-based restricted common stock, and the Company expects to recognize such amount over a remaining weighted-average period of 2.3 years.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12. Stock-based Compensation (Continued)
Performance-Based Restricted Common Stock Awards
Restricted common stock that have performance-based vesting conditions vest when certain milestones are achieved and approved by the Board, subject to the employee’s continued employment with, or service to, the Company on each vesting date. Compensation expense is recognized upon the achievement of the certain milestones.
The following table summarizes the Company’s performance-based restricted common stock award activity for the year ended December 31, 2025:
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted common stock at December 31, 2024	—	$—
Issued	378,099	3.65
Unvested restricted common stock at December 31, 2025	378,099	$3.65
As of December 31, 2025, there was $1.1 million of total unrecognized compensation cost related to performance-based restricted common stock, and the Company expects to recognize such amount when the achievement of the underlying performance conditions become probable.
Stock-Based Compensation
The following table below summarizes the classification of the Company’s stock-based compensation expense related to stock options and restricted common stock awards in the consolidated statements of operations and comprehensive loss (in thousands):
	Years ended December 31,
	2024	2025
Research and development	$445	$955
General and administrative	560	2,042
Total stock-based compensation expense	$1,005	$2,997
13. 401(k) Plan
The Company has a defined-contribution savings plan under Section 401(k) of the IRC (401(k) Plan). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The Company will make a contribution of 4% of each employee’s annual compensation up to annual safe harbor limits. The Company has expensed $0.1 million and $0.4 million in 401(k) contributions for the years ended December 31, 2024 and 2025, respectively.
14. Income Taxes
For the years ended December 31, 2024 and 2025, the Company did not recognize any current or deferred income tax provision or benefit and is in a full valuation allowance. The Company did not make any federal, state, local or foreign income tax payments, net of refunds received, during the years ended December 31, 2024 and 2025.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Income Taxes (Continued)
The components of the Company’s loss before income taxes are as follows (in thousands):
	Years ended December 31,
	2024	2025
U.S. Domestic	$(27,836)	$(58,505)
Foreign	—	—
Pretax loss from operations	$(27,836)	$(58,505)
A reconciliation of income tax expense computed at the statutory corporate income tax rate to the effective income tax rate after the adoption of ASU 2023-09 for the years ended December 31, 2024 and 2025 is as follows (in thousands):
	Year Ended December 31,		Year Ended December 31,
	2024		2025
	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$(5,845)	21.0%	$(12,286)	21.0%
Tax credits
Research and development tax credits	(798)	2.9	(1,221)	2.1
Changes in valuation allowances	6,154	(22.1)	12,295	(21.0)
Nontaxable or nondeductible items	489	(1.8)	1,222	(2.1)
Other reconciling items	—	0.0	(10)	0.0
Income tax expense and effective tax rate	$—	0.0%	$—	0.0%
The effective income tax rate differs from the U.S. federal statutory rate of 21.0% primarily due to the valuation allowance maintained against the Company’s net deferred tax assets.
The significant components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2025 are comprised of the following (in thousands):
	Years ended December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	$797	$13,001
Tax credit carryforwards	1,118	2,987
Operating lease liability	3,253	6,944
Deferred revenue	—	463
Amortization – start up costs	65	61
Capitalized research and development costs	6,437	7,964
Accrued expenses and other	274	1,101
Total deferred tax assets	11,944	32,521
Valuation allowance	(8,733)	(25,240)
Net deferred tax assets	3,211	7,281
Deferred tax liabilities:
Operating lease right-of-use asset	(2,846)	(6,791)
Depreciation	(365)	(490)
Total deferred tax liabilities	(3,211)	(7,281)
Net deferred tax assets	$—	$—

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Income Taxes (Continued)
The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets. Management has considered the Company’s history of cumulative net losses, estimated future taxable income, and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its net deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2024 and 2025. The Company’s valuation allowance increased by approximately $16.5 million during the year ended December 31, 2025, primarily due to the increase in net operating loss carryforwards and capitalization of research and experimental expenditures.
The Company’s change in its valuation allowance account with respect to deferred tax assets is as follows (in thousands):
	Year ended December 31,
	2024	2025
Beginning Balance	$721	$8,733
Additions	8,012	16,507
Reductions	—	—
Ending Balance	$8,733	$25,240
As of December 31, 2024 and 2025, the Company had U.S. federal net operating loss (NOL) carryforwards of approximately $3.1 million and $47.1 million, respectively, which do not expire and may be available to offset future U.S. federal taxable income. U.S. federal NOL carryforwards generated after 2017 can be carried over indefinitely but will generally limit the NOL deduction to the lesser of the NOL carryover or 80% of a corporation’s taxable income, as required under Section 172 of the Internal Revenue Code (IRC).
As of December 31, 2024 and 2025, the Company also had U.S. state NOL carryforwards of approximately $2.5 million and $49.2 million, respectively, which expire at various dates through 2045 and may be available to offset future U.S. state taxable income.
As of December 31, 2024 and 2025, the Company had U.S. federal research and development (R&D) tax credit carryforwards of approximately $0.8 million and $2.0 million, respectively, which expire at various dates through 2045 and may be available to offset future U.S. federal income tax liabilities.
As of December 31, 2024 and 2025, the Company had U.S. state R&D tax credit carryforwards of approximately $0.4 million and $1.2 million, respectively, which expire at various dates through 2040 and may be available to reduce future U.S. state income tax liabilities.
Under the provisions of the IRC, the NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Utilization of U.S. federal and state NOL and tax credit carryforwards may be subject to a substantial annual limitation under Section 382 and Section 383 of the IRC, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of U.S. federal and state NOL and tax credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities, respectively. The Company has not yet conducted a comprehensive study to assess whether any changes of ownership have occurred since its formation. Any limitation may result in expiration of a portion of the U.S. federal and state NOL carryforward or tax credit carryforwards before utilization, which would be offset by a change in the Company’s valuation allowance.
The Company has not yet conducted an R&D tax credit study. Such a study, once undertaken by the Company, may result in an adjustment to the R&D tax credit carryforwards. A full valuation allowance has

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Income Taxes (Continued)
been provided against the Company’s R&D tax credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheets or consolidated statements of operations and comprehensive loss if an adjustment is required.
The Company does not have any unrecognized tax benefit and therefore, no amounts are reflected in the determination of the Company’s deferred tax assets. If there were unrecognized tax benefits to be recognized, none of these amounts would affect the Company’s effective tax rate, since it would be offset by an equal corresponding adjustment in the deferred tax asset valuation allowance. The Company assesses the uncertainty in its income tax positions to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing authority. The Company will recognize interest and/or penalties related to uncertain tax benefits in income tax expense as they arise. As of December 31, 2024 and 2025, the Company had no reserves for uncertain tax benefits or related interest or penalties.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In a normal course of business, the Company is subject to examination by U.S. federal and state as well as foreign jurisdictions, where applicable. The Company’s tax years are still open since inception. To the extent that the Company has tax attribute carryforwards, the tax year in which the attributes were generated may still be adjusted upon examination by the U.S. Internal Revenue Service or state tax authorities to the extent utilized in a future period. The Company is not currently under examination by any tax authorities.
On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025 (OBBBA) which includes, among other provisions, changes to the U.S. corporate income tax system. In accordance with ASC 740, the Company recognized the effects of the new tax law in the period that includes the enactment date. While OBBBA did not have a material impact on the Company’s consolidated financial statements as of and for the years ended December 31, 2024 and 2025, the Company will continue to assess the changes. However, the Company does not expect such changes will have a material effect on its consolidated financial statements in future periods.
15. Segments
The Company’s operations are all in the United States. The Company operates and manages its business as a single operating and reportable segment. Factors considered in determining operating and reportable segments include the organization of the business, the nature of technology and the information reviewed by the Company’s CODM. The Company’s CODM is our CEO.
Operating segments are defined as components of an enterprise for which discrete financial information is available and is evaluated regularly by the CODM on a consolidated basis, in deciding how to allocate resources and assess performance. The Company’s revenues are derived from research collaboration and license agreements, which are further described in Note 9 — Significant Agreements. Consolidated net loss is used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow its research and development initiatives and the allocation of capital between research and development and general and administrative expenses. The CODM does not receive asset information other than what is presented on the consolidated balance sheets.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15. Segments (Continued)
The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within consolidated net loss (in thousands):
	Years Ended December 31,
	2024	2025
Collaboration revenue:
Ocular (Bausch + Lomb)	$2,778	$7,123
CNS (Biogen)	—	6,439
Total collaboration revenue	2,778	13,562
Research and development expenses:
CITY-FXI	5,694	12,161
CITY-RBP4	2,981	7,109
CITY-TFR2	1,104	2,985
Ocular	919	2,563
CNS	240	2,711
Personnel-related research and development expenses (including stock-based compensation expense of $445 and $955 for 2024 and 2025, respectively)	5,383	11,453
Other indirect research and development expenses(1)	9,361	19,438
Total research and development expenses	25,682	58,420
General and administrative expenses:
Personnel-related expenses (including stock-based compensation expense of $560 and $2,042 for 2024 and 2025, respectively)	1,757	5,949
Other general and administrative expenses(2)	4,429	9,115
Total general and administrative expenses	6,186	15,064
Other segment items, net(3)	1,254	1,417
Net loss and comprehensive loss	$(27,836)	$(58,505)

(1)
Other indirect research and development expenses consist of platform research costs, and laboratory supplies, equipment, facility-related expenses and other general research costs that are not specifically attributable to an individual research program.

(2)
Other general and administrative expenses consist of professional fees, facilities, depreciation, information technology and other general and administrative costs that are not personnel-related.

(3)
Other segment items, net consists of interest income, interest expense and other expense, net.

16. Net Loss Per Share
Under the two-class method, basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. The net loss available to common stockholders was not allocated to the convertible preferred stock as the holders did not have a contractual obligation to share in losses. Diluted net loss per share is the same as basic net loss per share for the years presented since the effects of any potentially dilutive securities, would be antidilutive given the net loss of the Company.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
16. Net Loss Per Share (Continued)
	Years Ended December 31,
	2024	2025
Numerator:
Net loss attributable to common stockholders – basic and diluted	$(27,836)	$(58,505)
Denominator:
Weighted-average common shares outstanding – basic and diluted	3,738,335	5,157,781
Net loss per common share – basic and diluted	$(7.45)	$(11.34)
For accounting purposes, the computation of basic and diluted weighted-average common shares outstanding for the years ended December 31, 2024 and 2025, excludes all shares of unvested restricted common stock as such shares are not considered outstanding. See Note 12 — Stock-Based Compensation, for more information.
The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect is antidilutive:
	Years ended December 31,
	2024	2025
Series Seed convertible preferred stock (as-converted basis)	4,991,760	4,991,760
Series A convertible preferred stock (as-converted basis)	15,372,145	15,372,145
Unvested restricted stock	2,020,411	2,081,638
Stock options issued and outstanding	4,468,283	4,768,315
Total	26,852,599	27,213,858
The potentially dilutive securities related to the Biogen Note and B+L Note were excluded from the table above for the years ended December 31, 2024 and 2025, as applicable, as the number of shares that would be issuable upon conversion was indeterminable. See Note 5 — Convertible Notes, for more information.
17. Related Party Transactions
Alexandria Real Estate Equities, Inc.
For the years ended December 31, 2024 and 2025, the Company paid $4.2 million and $6.2 million, respectively, in rent and facility-related fees to a subsidiary of Alexandria Real Estate Equities, Inc., a related party, in connection with leasing its headquarters at 399 Binney Street (see Note 7). No payments were made to Alexandria Venture Investments, LLC, an investor in the Company, holding shares of Series A convertible preferred stock as of December 31, 2024 and 2025.
Company Founder Consulting Agreement & Convertible Note
During the years ended December 31, 2024 and 2025, the Company made payments of $0.2 million and $0.2 million, respectively, to a Founder, who is a member of the Company’s Board, for consulting services.
In September 2023, in connection with the Series Seed convertible preferred stock closing, the Company issued and sold 500,000 shares of Series Seed convertible preferred stock to the Founder for an aggregate purchase price of $0.5 million.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Related Party Transactions (Continued)
In January and February 2024, the Company issued convertible notes with an aggregate principal amount of $0.5 million to the Founder, who is a member of the Company’s Board (see Note 5). The convertible notes converted into 56,095 shares of Series A convertible preferred stock in connection with the closing, at a discounted conversion price of $9.02655 per share. This price reflects a 10% discount to the $10.0295 per share purchase price paid by new investors in the Series A financing.
ARCH Venture Fund XII L.P.
In January and February 2024, the Company issued convertible notes with an aggregate principal amount of $4.5 million to ARCH, an investor in the Company’s convertible preferred stock financings (see Note 5). The convertible notes converted into 504,869 shares of Series A convertible preferred stock in connection with the closing, at a discounted conversion price of $9.02655 per share. This price reflects a 10% discount to the $10.0295 per share purchase price paid by new investors in the Series A convertible preferred stock financing.
18. Subsequent Events
The Company has evaluated subsequent events from the balance sheet date through July 14, 2026, the date at which the consolidated financial statements were available to be issued and, only with respect to the stock split, through October 9, 2026, the date the consolidated financial statements were available to be reissued. The Company has determined there are no events subject to additional disclosure, other than those disclosed below.
Option Grants
During the period from January 2026 through July 2026, the Company granted an aggregate of 2,904,402 stock options to employees, directors, and non-employee consultants under the 2023 Plan with exercise prices ranging from $1.84 to $7.89. The Company also granted an aggregate of 109,828 shares of restricted common stock to non-employee consultants under the 2023 Plan. The Company is evaluating the accounting impact of these grants.
Performance-Based Stock Options Milestone Achievement
In January 2026, the Company determined that the achievement of a scientific milestone was probable, triggering the vesting condition on certain performance-based stock options. As a result, the Company recognized $3.4 million of stock-based compensation expense related to the vesting of 1,071,044 stock options.
Amendment to 2023 Plan
During January 2026, May 2026 and June 2026, the Board amended the 2023 Plan to increase the number of shares reserved under the 2023 Plan to 7,985,921, 8,535,071, and 10,017,776, respectively.
Series B Convertible Preferred Stock Financing
Beginning in May 2026 and in multiple closings through June 2026, the Company issued shares of its Series B convertible preferred stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement (Series B Agreement) with certain investors. Pursuant to the Series B Agreement, the Company issued an aggregate of 7,725,348 shares of Series B convertible preferred stock. Of the 7,725,348 shares issued, 6,801,318 shares were issued at a price per share of $14.6295 for aggregate gross proceeds of $99.5 million. Additionally, the Company’s outstanding B+L Note and related accrued interest, at the time of the Series B Agreement, totaling $11.5 million, converted into 924,030 shares of Series B convertible preferred stock at a price per share of $12.4351.

CITY THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
18. Subsequent Events (Continued)
The Company is continuing to evaluate the accounting impact of the Series B convertible preferred financing, including the conversion of the outstanding convertible note, and will reflect the completed accounting impact in its financial statements for the period ended June 30, 2026.
Stock Split
On October 8, 2026, the Company effected a 1.0983-for-one stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios of each series of the Company’s convertible preferred stock (see Note 10). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the preferred stock conversion ratios.
Events subsequent to the original issuance of consolidated financial statements (unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through October 9, 2026, the date the financial statements were available to be reissued.
2026 Stock Option and Incentive Plan
On September 19, 2026, the Company’s Board adopted, and on October 8, 2026, the Company’s stockholders approved, the 2026 Stock Option and Incentive Plan (2026 Plan), which became effective on the date immediately prior to the effectiveness of the registration statement for the Company's IPO. The 2026 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, and other stock-based awards. A total of 6,516,101 shares of common stock were initially reserved for issuance under the 2026 Plan. The number of shares reserved and available for issuance under the 2026 Plan will automatically increase on January 1, 2027 and each January thereafter during the term of the 2026 Plan, by 5% of the outstanding number of shares of common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants) or such lesser number of shares as determined by the administrator of the 2026 Plan. Upon the effectiveness of the 2026 Plan, no further grants will be made under the 2023 Plan. The shares of common stock underlying any awards under the 2026 Plan or the 2023 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2026 Plan. Upon the effectiveness of the 2026 Plan, no further grants will be made under the 2023 Plan.
2026 Employee Stock Purchase Plan
On September 19, 2026, the Company's Board adopted, and on October 8, 2026, the Company's stockholders approved, the 2026 Employee Stock Purchase Plan (ESPP), which became effective on the date immediately prior to the effectiveness of the registration statement for the Company’s IPO. A total of 503,322 shares of common stock were initially reserved for issuance under the ESPP. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2027 and each January 1 thereafter through January 1, 2036, by the least of (i) 1% of the outstanding number of shares of common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants), (ii) 1,509,966 shares of common stock, or (iii) such number of shares of common stock as determined by the administrator of the ESPP.

CITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED, IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
	December 31, 2025	June 30, 2026
Assets
Current assets
Cash and cash equivalents	$112,793	$169,605
Accounts receivable	1,209	5,119
Prepaid expenses and other current assets	2,871	964
Total current assets	116,873	175,688
Property and equipment, net	5,489	6,169
Operating lease right-of-use asset	24,857	23,321
Restricted cash	2,504	2,504
Deferred offering costs	—	895
Other non-current assets	45	34
Total assets	$149,768	$208,611
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$2,695	$5,105
Convertible notes, current	10,805	33,089
Operating lease liability, current	5,075	5,126
Deferred revenue, current	11,255	10,791
Accrued interest	2,642	2,647
Accrued expenses and other current liabilities	5,570	7,999
Total current liabilities	38,042	64,757
Operating lease liability, non-current	20,341	18,822
Convertible notes, non-current, net	31,063	—
Other liabilities, non-current	463	693
Total liabilities	89,909	84,272
Commitments and contingencies (Note 8)
Series Seed convertible preferred stock, $0.0001 par value; 4,544,990 and 4,544,990 shares authorized as of December 31, 2025 and June 30, 2026; 4,544,990 and 4,544,990 shares issued and outstanding as of December 31, 2025 and June 30, 2026; aggregate liquidation preference of $4,545 and $4,545 as of December 31, 2025 and June 30, 2026	4,475	4,475
Series A convertible preferred stock, $0.0001 par value; 14,295,436 and 13,996,318 shares authorized as of December 31, 2025 and June 30, 2026; 13,996,318 and 13,996,318 shares issued and outstanding as of December 31, 2025 and June 30, 2026; aggregate liquidation preference of $140,376 and $140,376 as of December 31, 2025 and June 30, 2026	140,039	140,039
Series B and B-1 convertible preferred stock, $0.0001 par value; no shares authorized, issued, or outstanding as of December 31, 2025; 7,725,348 shares authorized, issued, and outstanding as of June 30, 2026; aggregate liquidation preference of $0 and $110,990 as of December 31, 2025 and June 30, 2026	—	111,542
Stockholders’ deficit:
Common stock, $0.0001 par value; 30,000,000 and 42,350,000 shares authorized as of December 31, 2025 and June 30, 2026; 7,772,189 and 9,627,628 shares issued as of December 31, 2025 and June 30, 2026; 5,690,551 and 7,663,207 shares outstanding as of December 31, 2025 and June 30, 2026	—	—
Additional paid-in capital	4,449	10,830
Accumulated deficit	(89,104)	(142,547)
Total stockholders’ deficit	(84,655)	(131,717)
Total liabilities, convertible preferred stock and stockholders’ deficit	$149,768	$208,611
The accompanying notes are an integral part of these condensed consolidated financial statements

CITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED, IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
	Six months ended June 30,
	2025	2026
Collaboration revenue	$5,578	$6,358
Operating expenses:
Research and development(1)	24,375	46,319
General and administrative(2)	7,796	11,170
Total operating expenses	32,171	57,489
Loss from operations	(26,593)	(51,131)
Other income (expense):
Interest income	2,064	1,595
Interest expense	(646)	(1,496)
Other income (expense), net	893	(2,411)
Total other income (expense), net	2,311	(2,312)
Net loss and comprehensive loss	$(24,282)	$(53,443)
Net loss per share, basic and diluted	$(5.02)	$(7.53)
Weighted-average common shares outstanding, basic and diluted	4,832,880	7,096,572

(1)
Includes related party amounts of $1.7 million and $3.8 million for research and development expenses for the six months ended June 30, 2025 and 2026, respectively. See Note 17 — Related Parties.

(2)
Includes related party amounts of $0.6 million and $0.7 million for general and administrative expenses for the six months ended June 30, 2025 and 2026, respectively. See Note 17 — Related Parties.

The accompanying notes are an integral part of these condensed consolidated financial statements

CITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(UNAUDITED, IN THOUSANDS, EXCEPT SHARE AMOUNTS)
	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B and B-1 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2025	4,544,990	$4,475	13,996,318	$140,039	—	$—	4,476,828	$—	$1,174	$(30,599)	$(29,425)
Issuance of common stock from exercised options	—	—	—	—	—	—	292,075	—	184	—	184
Vesting of restricted common stock	—	—	—	—	—	—	423,326	—	—	—	—
Stock-based compensation expense	—	—	—	—		—	—	—	1,497	—	1,497
Net loss	—	—	—	—	—	—	—	—	—	(24,282)	(24,282)
Balance as of June 30, 2025	4,544,990	$4,475	13,996,318	$140,039	—	$—	5,192,229	$—	$2,855	$(54,881)	$(52,026)
	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B and B-1 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2026	4,544,990	$4,475	13,996,318	$140,039	—	$—	5,690,551	$—	$4,449	$(89,104)	$(84,655)
Issuance of Series B convertible preferred stock, net of issuance costs of $618	—	—	—	—	6,801,318	98,882	—	—	—	—	—
Conversion of convertible debt to Series B-1 convertible preferred stock	—	—	—	—	924,030	12,660	—	—	—	—	—
Issuance of common stock from exercised options	—	—	—	—	—	—	1,604,104	—	1,464	—	1,464
Vesting of restricted common stock	—	—	—	—	—	—	368,552	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	4,917	—	4,917
Net loss	—	—	—	—	—	—	—	—	—	(53,443)	(53,443)
Balance as of June 30, 2026	4,544,990	$4,475	13,996,318	$140,039	7,725,348	$111,542	7,663,207	$—	$10,830	$(142,547)	$(131,717)
The accompanying notes are an integral part of these condensed consolidated financial statements

CITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED, IN THOUSANDS)
	Six months ended June 30,
	2025	2026
Cash flows from operating activities
Net loss	$(24,282)	$(53,443)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	511	802
Stock-based compensation	1,497	4,917
Non-cash interest expense	646	1,496
Gain on lease modification	(1,024)	—
Change in fair value of convertible notes	139	2,366
Convertible note discount amortization	7	24
Changes in operating assets and liabilities:
Accounts receivable	(313)	(3,910)
Prepaid expenses and other current assets	(29)	1,915
Accounts payable, accrued expenses and other current liabilities	3,440	3,061
Deferred revenue	12,649	(464)
Other assets	(11)	11
Operating lease liabilities	(328)	67
Net cash used in operating activities	(7,098)	(43,158)
Cash flows from investing activities
Purchases of property and equipment	(352)	(1,022)
Net cash used in investing activities	(352)	(1,022)
Cash flows from financing activities
Proceeds from issuance of convertible notes payable.	30,000	—
Payment of convertible notes payable issuance costs	(35)	—
Proceeds from exercise of stock options	841	2,103
Deferred offering costs	—	(224)
Proceeds from issuance of Series B convertible preferred stock.	—	99,500
Payment of Series B convertible preferred stock issuance costs.	—	(387)
Net cash provided by financing activities	30,806	100,992
Net increase in cash, cash equivalents, and restricted cash	23,356	56,812
Cash, cash equivalents, and restricted cash at beginning of the period	128,427	115,297
Cash, cash equivalents, and restricted cash at end of the period	$151,783	$172,109
Supplemental disclosure of noncash investing and financing activities:
Property and equipment included in accounts payable and accrued expenses	48	459
Conversion of convertible note and accrued interest into Series B-1 convertible preferred stock	—	12,660
Series B convertible preferred stock issuance costs included in accounts payable and accrued expenses	—	231
Deferred offering costs included in accounts payable and accrued expenses	—	671
The accompanying notes are an integral part of these condensed consolidated financial statements

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
1. Nature of Business
Organization
City Therapeutics, Inc. (the Company or City) is a clinical-stage biotechnology company developing the next generation of RNAi therapeutics designed to silence the expression of disease-relevant proteins, with the aim of delivering meaningful and durable benefits for patients in need.
The Company was incorporated in the state of Delaware on July 17, 2023, and has a principal office in Cambridge, Massachusetts.
Liquidity and Capital Resources
Since inception, the Company has devoted substantially all of its efforts to research and development activities, advancing development of the portfolio of programs and platforms, raising capital, developing and maintaining its intellectual property, hiring personnel, and providing general and administrative support for these operations. The Company is subject to risks and uncertainties common to companies in the biotechnology industry, including but not limited to, risks of failure of preclinical studies and clinical trials, development and manufacturing of potential future product candidates, obtaining regulatory approval for potential future product candidates, competition from substitute products, the need to successfully commercialize and gain market acceptance of its potential future product candidates, dependence on key personnel, protection of proprietary technology, compliance with government regulations, development by competitors of technological innovations and the ability to secure additional capital to fund operations.
There can be no assurance that the Company’s research and development efforts will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees and consultants.
The Company has incurred net losses of $24.3 million and $53.4 million during the six months ended June 30, 2025 and 2026, respectively. As of December 31, 2025 and June 30, 2026, the Company had an accumulated deficit of $89.1 million and $142.5 million, respectively. As of June 30, 2026, the Company had cash, cash equivalents, and restricted cash of $172.1 million. To date, the Company’s financing has primarily been through the sale of its Series Seed, Series A and Series B convertible preferred stock, as well as capital received from its collaboration arrangements with Bausch + Lomb Ireland Limited (Bausch + Lomb) and Biogen MA Inc. (Biogen).
The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these condensed consolidated financial statements are issued. As of the issuance date of the condensed consolidated financial statements, the Company expects its cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months from the date these condensed consolidated financial statements were available to be issued. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. Until such time that the Company can generate significant product revenues, if ever, the Company expects to seek additional funding through private and public equity financings, additional collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Company is seeking to complete an initial public offering (IPO) of its

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
1. Nature of Business (Continued)
common stock. Upon the completion of a qualifying public offering on specified terms, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 10). In the event the Company does not complete an IPO, the Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.
If the Company is unable to obtain sufficient funding, the Company will be forced to delay, scale back or discontinue some or all of its research and development programs, product portfolio expansion efforts or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.
2. Basis of Presentation and Summary of Significant Accounting Policies
The Company’s significant accounting policies are disclosed in Note 2 in the audited consolidated financial statements for the years ended December 31, 2024 and 2025 included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to the Company’s significant accounting policies, except as noted below.
Unaudited Interim Financial Information
The accompanying interim condensed consolidated financial statements are unaudited. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments that are necessary for the fair statement of the Company’s financial position as of June 30, 2026, and the results of operations and cash flows for the six months ended June 30, 2025 and 2026. The condensed consolidated balance sheet as of December 31, 2025 included herein was derived from the audited consolidated financial statements. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year ending December 31, 2026, or for any other future annual or interim period.
Deferred Offering Costs
The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such equity financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction in the proceeds from the offering, either as a reduction of the carrying amount of the convertible preferred stock or in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the condensed consolidated statement of operations and comprehensive loss. As of December 31, 2025, no deferred offering costs were recorded and as of June 30, 2026, $0.9 million of deferred offering costs were recorded in the condensed consolidated balance sheet.
Common Stock Valuation
Due to the absence of an active public market for the Company’s common stock, the Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
exercise prices for options granted, the Company has considered the fair value of the common stock as of the grant date. The estimated fair value of the common stock has been determined based upon a variety of factors, including:
•
the prices at which the Company sold convertible preferred stock to new and existing investors and the rights and preferences of the convertible preferred stock relative to our common stock at the time of each grant;

•
the Company’s ability to raise future financings;

•
the progress of the Company’s research and development efforts, including the status of clinical development for our product candidates;

•
the Company’s financial position, including cash on hand, and our historical and forecasted performance and operating results;

•
the Company’s stage of development and business strategy and the material risks related to our business and industry;

•
the achievement of enterprise milestones, including entering into license agreements;

•
any external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•
the likelihood of achieving a liquidity event for the holders of our convertible preferred stock and holders of our common stock, such as an initial public offering, or a sale of the Company, given prevailing market conditions; and

•
the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

Based on the Company’s early stage of development and other relevant factors, options granted prior to June 4, 2026 were valued using an option pricing method (OPM) as an OPM was the most appropriate method for allocating the enterprise value to determine the estimated fair value of the common stock. For options granted after June 4, 2026, the Company determined that a hybrid method that combines both OPM and probability-weighted expected return method (PWERM) was the most appropriate method to determine the estimated fair value of the Company’s common stock.
Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.
Recently Issued Accounting Standards
In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which is intended to provide more detailed information about specified categories of expenses included in certain expense captions presented on the statement of operations and comprehensive loss. The guidance in ASU 2024-03 is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of ASU 2024-03 or (2) retrospectively to all prior periods presented in the financial statements. The Company is continuing to evaluate the impact that the adoption of ASU 2024-03 may have on its condensed consolidated financial statements and related disclosures for fiscal years beginning after December 15, 2026.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (ASU 2025-11) to provide clarifications intended to improve the consistency and usability of interim disclosure requirements. ASU 2025-11 includes a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. ASU 2025-11 is effective for interim periods within annual reporting periods beginning after December 15, 2027 for public business entities and for interim periods within annual reporting periods beginning after December 15, 2028 for all other entities. Early adoption is permitted. The amendments in this update permit an entity to apply the new guidance using a prospective or retrospective approach. The Company is currently assessing the impact adoption of ASU 2025-11 will have on its condensed consolidated financial statements and related disclosures.
3. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
	December 31, 2025	June 30, 2026
Computer and equipment	$198	$198
Furniture and fixtures	16	16
Lab equipment	5,805	7,287
Leasehold improvements	1,066	1,066
Total property and equipment, gross	7,085	8,567
Less: accumulated depreciation	(1,596)	(2,398)
Property and equipment, net	$5,489	$6,169
Total depreciation expense for the six months ended June 30, 2025 and 2026 was $0.5 million and $0.8 million, respectively.
4. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):
	December 31, 2025	June 30, 2026
Payroll and employee-related costs	$2,480	$2,566
Research and development costs	2,162	3,586
Other	928	1,847
Total accrued expenses and other current liabilities	$5,570	$7,999
5. Convertible Notes
B+L Note
In July 2024, the Company, in connection with the research collaboration and license agreement entered into with Bausch + Lomb (Note 9), issued a convertible note (B+L Note) to Bausch + Lomb for cash proceeds of $10.0 million. The B+L Note was issued at fair value. The B+L Note accrued interest at a rate of 8% per annum. The Company elected the fair value option to account for the B+L Note. The fair value of the B+L Note as of December 31, 2025 was $10.8 million.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
5. Convertible Notes (Continued)
In May 2026, in connection with the execution of the Company’s Series B Convertible Preferred Stock Purchase Agreement (Series B Agreement), the outstanding principal and accrued interest under the B+L Note were automatically converted into 924,030 shares of Series B-1 convertible preferred stock at a discounted conversion price of $12.4351 per share. This price reflects a 15% discount to the $14.6295 per share purchase price paid by new investors in the Series B financing. The conversion of the B+L Note was accounted for as an extinguishment of debt. The Company recognized the carrying amount of the B+L Note at fair value immediately before conversion into Series B-1 convertible preferred stock (which reflects the fair value of Series B-1 convertible preferred stock issued). As such, no gain or loss was recognized upon conversion.
For the six months ended June 30, 2025 and 2026, the Company recognized $0.4 million and $0.3 million of interest expense related to the B+L Note, respectively. The Company recognized the change in fair value for the B+L Note within total other income, net, in the condensed consolidated statements of operations and comprehensive loss in the amount of a gain of less than $0.1 million and a loss of $0.4 million, inclusive of the change in fair value immediately before conversion, for the six months ended June 30, 2025 and 2026, respectively.
Biogen Note
In May 2025, the Company, in connection with the research collaboration and license agreement entered into with Biogen (Note 9), issued a convertible note (Biogen Note) to Biogen for cash proceeds of $30.0 million. The Biogen Note was issued at fair value. The Biogen Note bears interest at a rate of 8% per annum and matures on July 1, 2027, unless earlier converted into equity securities of the Company. The Company elected the fair value option to account for the Biogen Note. Accordingly, the Company recorded the Biogen Note at fair value upon issuance and at each reporting period until settlement, with changes in fair value recorded in the condensed consolidated statements of operations and comprehensive loss.
The principal and accrued interest under the Biogen Note will automatically convert into shares of the Company’s equity securities upon the earlier of (i) the initial closing of the Company’s next qualified equity financing in which the Company raises at least $100.0 million of cash proceeds or (ii) the closing of the Company’s IPO. In the case of a qualified equity financing, the Biogen Note will convert into shares of preferred stock issued in such financing. In the case of an IPO, the Biogen Note will convert into shares of common stock issued in such offering. If the Biogen Note remains outstanding as of June 30, 2027, the outstanding principal and accrued interest will automatically convert into shares of preferred stock of the Company’s most recently completed equity financing. In each case, the number of shares issued upon conversion will equal the outstanding principal and accrued interest divided by a conversion price equal to 85% of the price paid per share by cash investors in the applicable financing.
For the six months ended June 30, 2025 and 2026, the Company recognized $0.2 million and $1.2 million of interest expense related to the Biogen Note, respectively. The Company recognized a loss on change in fair value for the Biogen Note within total other income, net, in the condensed consolidated statements of operations and comprehensive loss in the amount of $0.2 million and $2.0 million for the six months ended June 30, 2025 and 2026, respectively. The fair value of the Biogen Note as of December 31, 2025 and June 30, 2026 was $31.1 million and $33.1 million, respectively.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
6. Fair Value of Financial Instruments
The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):
	December 31, 2025
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible debt, net of discount	$—	$—	$41,868	$41,868
Total liabilities	$—	$—	$41,868	$41,868
	June 30, 2026
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible debt, net of discount	$—	$—	$33,089	$33,089
Total liabilities	$—	$—	$33,089	$33,089
There have been no transfers between fair value levels during the six months ended June 30, 2025 and 2026.
Convertible Notes
As further described in Note 5, in July 2024, the Company issued the B+L Note in connection with a research collaboration and license agreement with Bausch + Lomb. In May 2025, the Company issued the Biogen Note in connection with a research collaboration and license agreement with Biogen. The Company elected the fair value option for each of the convertible note issuances. The fair value of each of the convertible notes was estimated using a scenario-based analysis that estimates the fair value based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholder. The Biogen Note remains outstanding as of June 30, 2026.
The B+L Note, as described in Note 5, was converted into Series B-1 convertible preferred stock in May 2026. The final fair value of the B+L Note was determined using an OPM backsolve to the Series B convertible preferred stock, considering the differences in liquidation preference between the Series B and Series B-1 convertible preferred stock.
The following tables summarize information about the significant unobservable inputs used in the fair value measurements for the B+L Note and the Biogen Note:

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
6. Fair Value of Financial Instruments (Continued)
	December 31, 2025
	Fair value as of initial valuation date (in thousands)	Fair value as of period end (in thousands)	Expected settlement options (and relative weighting)	Key unobservable inputs	Range
B + L Note	$10,000	$10,805	Equity financing (95)%	Estimated time to settlement: Discount rate:	0.42 years 18.17%
Biogen Note	$30,000	$31,063	Equity financing (95)%	Estimated time to settlement: Discount rate:	1.25 years 14.39%
	June 30, 2026
	Fair value as of initial valuation date (in thousands)	Fair value as of period end (in thousands)	Expected settlement options (and relative weighting)	Key unobservable inputs	Range
Biogen Note	$30,000	$33,089	Equity financing (95)%	Estimated time to settlement: Discount rate:	0.33 years 14.39%
The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):
Convertible Notes
Balance at January 1, 2025	$10,276
Issuance of convertible note, net on May 23, 2025	29,965
Amortization of issuance costs.	21
Change in fair value of convertible notes	1,606
Balance at December 31, 2025	$41,868
Amortization of issuance costs.	24
Change in fair value of convertible notes	2,366
Non-cash conversion of B+L note to Series B-1 convertible preferred stock	(11,169)
Balance at June 30, 2026	$33,089
During the six months ended June 30, 2025 and 2026, there were no transfers between levels.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
7. Leases
In June 2025, the Company entered into the First Amendment to Lease (the Amendment), which expanded the leased premises to include the entire second floor and a portion of the fourth floor, provided for the surrender of the original first floor and penthouse mechanical premises and extended the lease term through September 30, 2031. Following the Amendment, the Company’s leased premises consist of approximately 51,726 rentable square feet. The Company recorded a gain on lease modification of $1.0 million in other income, net in our condensed consolidated statement of operations and comprehensive loss.
There were no material lease modifications, impairments, or new lease arrangements during the six months ended June 30, 2026.
The elements of operating lease expense were as follows (in thousands):
	Six months ended June 30,
	2025	2026
Lease cost
Operating lease cost	$1,471	$3,140
Variable lease cost	701	1,237
Total lease cost	$2,172	$4,377
8. Commitments and Contingencies
Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. As of December 31, 2025 and June 30, 2026, the Company had no matters for which a loss was considered probable or reasonably possible that would require accrual or disclosure under ASC 450, Contingencies.
Indemnification
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into, or intends to enter into, indemnification agreements with all members of the board of directors (Board) and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors.
The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not determinable. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its condensed consolidated financial statements as of December 31, 2025 and June 30, 2026.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
9. Significant Agreements
Ohio State Innovation Foundation License Agreement
On October 30, 2023, the Company entered into an exclusive license agreement (as amended, the OSIF License Agreement) with the Ohio State Innovation Foundation (OSIF), pursuant to which the Company has been granted an exclusive, royalty-bearing license to certain patent rights to make, have made, use, sell, and import licensed products and technology disclosures to the licensed intellectual property.
Pursuant to the OSIF License Agreement, the Company is required to make milestone payments of up to $4.2 million upon achievement of certain clinical development, regulatory approval, and commercial sales milestones for each licensed product. The Company is also required to pay royalties to OSIF in the low-single digit percentage range based on net sales of any licensed products and processes, along with a specified minimum annual royalty amount for each licensed product, subject to customary reductions and offsets. In addition, the Company is responsible for certain patent costs incurred after the effective date and annual maintenance fees. The OSIF License Agreement also requires the Company to pay OSIF tiered percentages of certain non-royalty sublicense consideration, ranging from a low-twenties to mid-twenties percentage at earlier stages of development and a low-tens to mid-teens percentage at later stages of development, with the applicable percentage depending on the stage of development at which the sublicense is granted. In connection with the Biogen Research Collaboration and License Agreement (Note 9), the Company accrued $0.3 million in sublicensing fees payable to OSIF during the six months ended June 30, 2025 and no payments were made or accrued for the six months ended June 30, 2026. No milestone payments or net sales-based royalties had become due to OSIF through June 30, 2026. No repurchase rights of common stock issued to OSIF had become payable as of June 30, 2026. No acquired in-process research and development expense was recognized in connection with the OSIF License Agreement during the six months ended June 30, 2025 and 2026, respectively.
Bausch + Lomb Research Collaboration and License Agreement
On July 8, 2024, the Company entered into a research collaboration and license agreement (B+L Research Collaboration and License Agreement) with Bausch + Lomb, pursuant to which the Company is performing research activities to identify development candidates for ocular diseases and granted Bausch + Lomb an option to obtain an exclusive worldwide license to certain Company intellectual property.
Pursuant to the B+L Research Collaboration and License Agreement, the Company will perform research and deliver to Bausch + Lomb a development candidate for which Bausch + Lomb may exercise their option to license. If Bausch + Lomb exercises its option, it will engage in the development, manufacturing and commercialization of licensed molecules and licensed products from the development candidate. Under the B+L Research Collaboration and License Agreement, the Company received a non- refundable upfront payment of $5.0 million from Bausch + Lomb. Over the course of the research plan, Bausch + Lomb is required to reimburse the Company for amounts incurred for full-time employees and other related costs and materials directly associated with the research plan. Additionally, the Company is eligible to receive a certain development candidate selection fee and certain other development, regulatory, commercial and sales milestones, collectively up to an aggregate of $485.0 million, along with tiered royalties ranging in the mid-single digits to low teens on net sales. If the agreement terminates and the Company later successfully commercializes a product candidate using the licensed intellectual property, the Company will owe a low-single digit royalty payment to Bausch + Lomb on future net sales for a fixed royalty term. As of June 30, 2026, no such milestone payments or royalties had become due to the Company.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
9. Significant Agreements (Continued)
The Company accounts for the agreement as a single performance obligation satisfied over time using a cost-based input method. As of June 30, 2026, the total transaction price is $15.0 million.
Biogen Research Collaboration and License Agreement
On May 23, 2025, the Company entered into a research collaboration and license agreement (Biogen Research Collaboration and License Agreement) with Biogen, pursuant to which (i) the Company and Biogen shall collaborate to undertake a research plan to discover certain RNAi triggers that inhibit the expression of a target protein and conjugates of such RNAi triggers and (ii) the Company granted Biogen an exclusive, worldwide, royalty-bearing license to certain Company intellectual property to develop, manufacture and commercialize certain licensed products in the field in the territory.
Pursuant to the Biogen Research Collaboration and License Agreement, the Company will perform research activities and deliver to Biogen data packages and technology transfers to enable Biogen to select and advance a development candidate, for which Biogen may exercise its rights under the license. If Biogen selects a development candidate, it will control the development, manufacturing and commercialization of licensed compounds and licensed products. Each party is responsible for its own research costs under the agreement. Biogen has the option of selecting one additional target during the option exercise period, subject to execution of a separate agreement and payment of a specified option exercise fee. The Company received a $16.0 million upfront payment and may receive an additional upfront payment upon the satisfaction of certain conditions relating to the Company’s upstream third-party intellectual property agreement, as well as development, commercial, and sales milestone payments of up to approximately $1.0 billion, and tiered royalties from the high-single digits to low-teens on net sales. As of June 30, 2026, no such milestones or royalties had become due to the Company.
The Company accounts for the agreement as a single performance obligation satisfied over time using a cost-based input method. At contract inception, the transaction price was determined to be $16.0 million, which represents the nonrefundable upfront payment under the Biogen Research Collaboration and License Agreement. The $4.0 million additional upfront payment, research milestones, development milestones, sales milestones, and royalties are variable consideration that is fully constrained at inception and therefore excluded from the initial transaction price. During the year ended December 31, 2025, one research milestone of $2.5 million became probable and was included in the transaction price, increasing the total transaction price to $18.5 million as of December 31, 2025.
During the period ended June 30, 2026, the Company and Biogen agreed to increase the research milestone from $2.5 million to $4.0 million. The Company concluded this modification did not result in a distinct new promise or good, resulting in the Company maintaining its single performance obligation under the Biogen Research Collaboration and License Agreement. This increase was accounted for as a modification and the transaction price was revised to $20.0 million, resulting in a cumulative catch-up adjustment to revenue in the six months ended June 30, 2026.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
9. Significant Agreements (Continued)
Amounts recognized under the B+L Research Collaboration and License Agreement and Biogen Research Collaboration and License Agreement were as follows (in thousands):
	Six months ended June 30,
	2025	2026
Revenue recognized from B+L Research Collaboration and License Agreement (Ocular)	$3,567	$2,845
Revenue recognized from Biogen Research Collaboration and License Agreement (CNS)	2,011	3,513
Total Revenue	$5,578	$6,358
	December 31, 2025	June 30, 2026
Amounts receivable under B+L Research Collaboration and License Agreement	$1,209	$5,119
Deferred revenue, current portion
Deferred revenue – Bausch + Lomb, current portion	1,693	743
Deferred revenue – Biogen, current portion	9,562	10,048
Total Deferred Revenue, current portion	$11,255	$10,791
Deferred revenue, non-current portion
Deferred revenue – Bausch + Lomb, noncurrent portion	$—	$—
Deferred revenue – Biogen, noncurrent portion	—	—
Total Deferred Revenue, non-current portion	$—	$—
The accounts receivable recorded as of December 31, 2025 and June 30, 2026 related to the reimbursable research and development efforts by the Company which were invoiced as incurred.
The following table summarizes the changes in deferred revenue related to the upfront non-refundable payments received as part of the B+L Research Collaboration and License Agreement and Biogen Research Collaboration and License Agreement (in thousands):
	Six months ended June 30,
	2025	2026
Beginning balance	$3,956	$11,255
Additions	16,000	4,000
Deductions	(3,351)	(4,464)
Ending balance	$16,605	$10,791

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
9. Significant Agreements (Continued)
The Company recognizes the following revenues from amounts included in deferred revenue as of the beginning of the period (in thousands):
	Six months ended June 30,
	2025	2026
Revenue from amounts included in deferred revenue as of the beginning of the period	$1,341	$3,344
10. Convertible Preferred Stock
Series Seed Convertible Preferred Stock
Beginning in September 2023 and in multiple closings through March 2024, the Company issued shares of its Series Seed convertible preferred stock pursuant to a Series Seed Convertible Preferred Stock Purchase Agreement (Series Seed Agreement) with certain investors. The Company issued a total of 4,544,990 shares of Series Seed convertible preferred stock at a purchase price of $1.00 per share for gross proceeds of $4.5 million across multiple closings. The Company incurred $0.1 million in issuance costs associated with the Series Seed convertible preferred stock financing.
Series A Convertible Preferred Stock
Beginning in April 2024 and closing in multiple closings through December 2024, the Company issued shares of its Series A convertible preferred stock pursuant to the Series A Convertible Preferred Stock Purchase Agreement (Series A Agreement) with certain investors. The Company issued an aggregate of 13,996,318 shares of Series A convertible preferred stock. Of the 13,996,318 shares issued, 13,435,354 shares were issued at a price per share of $10.0295 for aggregate gross proceeds of $134.7 million. Additionally, the Company’s outstanding convertible notes and related accrued interest, at the time of the Series A Agreement, totaling $5.1 million, converted into 560,964 shares of Series A convertible preferred stock at a price per share of $9.02655.
Series B and B-1 Convertible Preferred Stock
Beginning in May 2026 and in one additional closing in June 2026, the Company issued shares of its Series B and B-1 convertible preferred stock pursuant to the Series B Agreement with certain investors. The Company issued an aggregate of 7,725,348 shares of Series B and B-1 convertible preferred stock. Of the 7,725,348 shares issued, 6,801,318 shares of Series B convertible preferred stock were issued at a price per share of $14.6295 for aggregate gross proceeds of $99.5 million. Additionally, the Company’s outstanding B+L Note and related accrued interest, at the time of the Series B Agreement, totaling $11.5 million, converted into 924,030 shares of Series B-1 convertible preferred stock at a price per share of $12.4351 with an aggregate fair value of $12.7 million (or $13.70 per share of Series B-1 convertible preferred stock). See Note 5.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
10. Convertible Preferred Stock (Continued)
The Company’s convertible preferred stock is summarized below (in thousands, except share amounts):
	December 31, 2025
	Total Shares Authorized	Total Shares Issued and Outstanding	Common Shares Issuable upon Conversion	Carrying Value	Liquidation Preference
Series Seed convertible preferred stock	4,544,990	4,544,990	4,991,760	$4,475	$4,545
Series A convertible preferred stock	14,295,436	13,996,318	15,372,145	140,039	140,376
Total	18,840,426	18,541,308	20,363,905	$144,514	$144,921
	June 30, 2026
	Total Shares Authorized	Total Shares Issued and Outstanding	Common Shares Issuable upon Conversion	Carrying Value	Liquidation Preference
Series Seed convertible preferred stock	4,544,990	4,544,990	4,991,760	$4,475	$4,545
Series A convertible preferred stock	13,996,318	13,996,318	15,372,145	140,039	140,376
Series B convertible preferred stock	6,801,318	6,801,318	7,469,874	98,882	99,500
Series B-1 convertible preferred stock	924,030	924,030	1,014,862	12,660	11,490
Total	26,266,656	26,266,656	28,848,641	$256,056	$255,911
The holders of the Series Seed, A, B, and B-1 convertible preferred stock have the following rights, preferences and privileges:
Conversion
All series of convertible preferred stock are convertible at any time at the option of the holder and mandatorily convertible upon a) a firm-commitment underwritten qualified initial public offering resulting in at least $75.0 million of gross proceeds to the Company (Qualified IPO) or b) the vote or written consent of holders of at least 56% of the outstanding shares of convertible preferred stock (Requisite Holders) into common stock. The conversion ratio of each series of the convertible preferred stock is determined by dividing the original issuance price of each series by the applicable conversion price of each series. The Series Seed, A, B, and B-1 convertible preferred stock conversion price initially is equal to $0.9105, $9.1319, $13.3202, and $11.3222 per share, respectively, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments, including adjustment if common stock is issued for less than the original issue price of each series of convertible preferred stock (subject to certain exceptions, including shares of common stock in a Qualified IPO).

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
10. Convertible Preferred Stock (Continued)
Voting
The holder of each share of Series Seed, A, B, and B-1 convertible preferred stock is entitled to one vote for each share of common stock into which such shares of Series Seed, A, B, and B-1 convertible preferred stock could then be converted and votes together with the holders of common stock as a single class, on an as-converted to common stock basis.
Redemption
The holders of Series Seed, A, B, and B-1 convertible preferred stock do not have any redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event (as defined below).
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of the Series Seed, A, B, and B-1 convertible preferred stock are entitled to receive an amount per share equal to the greater of (i) the respective original issuance price, plus any dividends declared but unpaid or (ii) the amount payable with respect to such share if it was converted to common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (as defined below). Liquidation payments to the holders of the Series Seed, A, B, and B-1 convertible preferred stock have priority and are made in preference to any payments to the holders of common stock. After full payment of the liquidation preference to the holders of the Series Seed, A, B, and B-1 convertible preferred stock, the remaining assets, if any, will be distributed to the holders of shares of common stock, pro rata based on the number of shares held by each holder. Unless the Requisite Holders, elect otherwise, a “Deemed Liquidation Event” shall include a merger, consolidation, or share exchange (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company taken as a whole or the sale or disposition of one or more subsidiaries if substantially all of the assets of the Company and its subsidiaries are held by such subsidiary or subsidiaries.
Dividends
The Company shall not declare, pay or set aside any dividends on shares of any class of capital stock of the Company unless the holders of the Series Seed, A, B, and B-1 convertible preferred stock shall first receive, or simultaneously receive, a noncumulative dividend on each outstanding share of the Series Seed, A, B, and B-1 convertible preferred stock equal to 8% of the original issue prices. No such dividends have been declared or paid through June 30, 2026.
11. Common Stock
During the six months ended June 30, 2026, the Company increased the number of authorized shares of common stock from 30,000,000 to 42,350,000 shares of $0.0001 par value common stock.
Features of the Common Stock
The common stock has a par value of $0.0001, and the holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings provided. All dividends shall be declared and paid pro rata according to the number of shares

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
11. Common Stock (Continued)
held by each stockholder. In the event of a liquidation, dissolution, or winding up of the Company, the common stock ranks behind the preferred stock.
Common stock reserved for future issuance consists of the following:
	December 31, 2025	June 30, 2026
Series Seed convertible preferred stock	4,991,760	4,991,760
Series A convertible preferred stock	15,372,145	15,372,145
Series B convertible preferred stock	—	7,469,874
Series B-1 convertible preferred stock	—	1,014,862
Unvested restricted stock	2,081,638	1,964,421
Stock options issued and outstanding	4,768,315	5,404,513
Shares available for issuance under the Plan	624,683	1,482,874
Total	27,838,541	37,700,449
12. Stock-based Compensation
2023 Stock Plan
The 2023 Plan was originally adopted with 1,136,740 shares of common stock reserved for issuance. The Board subsequently increased the number of shares reserved under the 2023 Plan at various times during 2024, 2025, and 2026. As of June 30, 2026, the Company had reserved 10,017,776 shares of common stock for issuance under the 2023 Plan. There are no additional shares of common stock available for future issuance outside the common stock reserved under the 2023 Plan.
The stock options granted to employees follow various vesting periods ranging from immediate to four-year vesting and have a term of up to ten years from the date of grant.
Stock Option Valuation
The Company estimates the fair value of stock options using the Black-Scholes option-pricing model. This model incorporates various assumptions, including the expected volatility, expected term, and interest rates.
The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the six months ended June 30, 2025 and 2026:
	Six months ended June 30,
	2025	2026
Risk-free interest rate	4.12% – 4.22%	3.64% – 4.26%
Dividend yield	0%	0%
Expected term of options (years) range	5.27 – 6.08	5.23 – 6.08
Volatility rate range	87.73% – 111.06%	100.27% – 108.11%
The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2025 and 2026 was $2.07 and $2.97 per share, respectively.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
12. Stock-based Compensation (Continued)
Time-Based Stock Options
The following table summarizes the Company’s time-based stock option activity for the six months ended June 30, 2026:
	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2025	3,367,868	$1.13	8.98	$2,383
Granted	1,263,462	3.93
Exercised	(1,220,557)	1.16
Cancelled	—	—
Forfeited	(35,754)	1.65
Balance at June 30, 2026	3,375,019	$2.16	8.94	$19,341
Vested and expected to vest as of June 30, 2026	3,375,019	$2.16	8.94	$19,341
Vested and exercisable at June 30, 2026	753,612	$0.94	8.23	$5,243
As of June 30, 2026, there was $7.9 million of total unrecognized compensation cost related to unvested time-based stock options, and the Company expects to recognize such amount over a remaining weighted-average period of 3.3 years.
Performance-Based Stock Options
The Company has granted stock options to certain employees to purchase shares of common stock that contain performance-based vesting criteria related to corporate or scientific milestones. The fair value of each option grant with performance-based vesting was estimated on the date of grant.
Recognition of stock-based compensation expense associated with these performance-based stock options commences when the performance condition is considered probable of achievement, using management’s best estimates, which consider the inherent risk and uncertainty regarding the future outcomes of the milestones. In January 2026, the Company determined that the achievement of a scientific milestone was probable, triggering the vesting condition on certain performance-based stock options. As a result, the Company recognized $3.4 million of stock-based compensation expense related to the vesting of 1,071,044 stock options for the six months ended June 30, 2026.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
12. Stock-based Compensation (Continued)
The following table summarizes the Company’s performance-based stock option activity for the six months ended June 30, 2026:
	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2025	1,400,447	$1.13	9.02	$1,000
Granted	1,265,324	1.96
Exercised	(634,895)	1.12
Forfeited	(1,382)	1.23
Balance at June 30, 2026	2,029,494	$1.65	9.19	$12,682
Vested and exercisable at June 30, 2026	210,137	$0.92	8.24	$1,466
As of June 30, 2026, there was $3.5 million of total unrecognized compensation cost related to unvested performance-based stock options, and the Company expects to recognize such amount when the achievement of the underlying performance conditions becomes probable. Because vesting of the performance-based options is not reasonably assured, the Company does not consider these options to be expected to vest.
Restricted Common Stock Awards
The Company awarded restricted common stock to employees and non-employees under its 2023 Plan and may continue to award restricted common stock to employees and non-employees under the 2023 Plan. Additionally, employees who exercise their option awards prior to the vesting of that award hold common stock that is subject to further time- or performance-based vesting conditions and therefore classified as restricted stock for accounting purposes. The fair value of each share of restricted common stock is based on the estimated fair value of the Company’s common stock on the date of grant.
Time-Based Restricted Common Stock Awards
Restricted common stock that has time-based vesting conditions vest over a four-year period, subject to the employee’s continued employment with, or service to, the Company on each vesting date. Compensation expense is recognized on a straight-line basis over the vesting period.
The following table summarizes the Company’s time-based restricted common stock award activity for the six months ended June 30, 2026:
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted common stock at December 31, 2025	1,703,539	$1.02
Issued	755,428	2.38
Vested	(646,633)	1.15
Unvested restricted common stock at June 30, 2026	1,812,334	$1.54

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
12. Stock-based Compensation (Continued)
As of June 30, 2026, there was $3.7 million of total unrecognized compensation cost related to time-based restricted common stock, and the Company expects to recognize such amount over a remaining weighted-average period of 2.3 years.
Performance-Based Restricted Common Stock Awards
Restricted common stock that have performance-based vesting conditions vest when certain milestones are achieved and approved by the Board, subject to the employee’s continued employment with, or service to, the Company on each vesting date. Compensation expense is recognized upon the achievement of the certain milestones.
The following table summarizes the Company’s performance-based restricted common stock award activity for the six months ended June 30, 2026:
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted common stock at December 31, 2025	378,099	$3.65
Issued	150,869	4.94
Vested	(376,881)	3.65
Unvested restricted common stock at June 30, 2026	152,087	$4.91
As of June 30, 2026, there was $0.2 million of total unrecognized compensation cost related to performance-based restricted common stock, and the Company expects to recognize such amount when the achievement of the underlying performance conditions become probable.
Stock-Based Compensation
The following table below summarizes the classification of the Company’s stock-based compensation expense related to stock options and restricted common stock awards in the condensed consolidated statements of operations and comprehensive loss (in thousands):
	Six months ended June 30,
	2025	2026
Research and development	$442	$1,316
General and administrative	1,055	3,601
Total stock-based compensation expense	$1,497	$4,917
13. 401(k) Plan
The Company has a defined-contribution savings plan under Section 401(k) of the IRC (401(k) Plan). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The Company will make a contribution of 4% of each employee’s annual compensation up to annual safe harbor limits.
The Company has expensed $0.2 million and $0.3 million in 401(k) contributions for the six months ended June 30, 2025 and 2026, respectively.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
14. Income Taxes
For the six months ended June 30, 2025 and 2026, the Company did not recognize any current or deferred income tax provision or benefit and is in a full valuation allowance. The Company did not make any federal, state, local or foreign income tax payments, net of refunds received, during the six months ended June 30, 2025 and 2026.
The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets. Management has considered the Company’s history of cumulative net losses, estimated future taxable income, and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its net deferred tax assets.
Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2025 and June 30, 2026.
15. Segments
The Company’s operations are all in the United States. The Company operates and manages its business as a single operating and reportable segment. Factors considered in determining operating and reportable segments include the organization of the business, the nature of technology and the information reviewed by the Company’s chief operating decision maker (CODM). The Company’s CODM is our CEO.
Operating segments are defined as components of an enterprise for which discrete financial information is available and is evaluated regularly by the CODM on a condensed consolidated basis, in deciding how to allocate resources and assess performance. The Company’s revenues are derived from research collaboration and license agreements, which are further described in Note 9 — Significant Agreements. Condensed consolidated net loss is used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow its research and development initiatives and the allocation of capital between research and development and general and administrative expenses. The CODM does not receive asset information other than what is presented on the condensed consolidated balance sheets.
The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within condensed consolidated net loss (in thousands):
	Six months ended June 30,
	2025	2026
Collaboration revenue:
Ocular (Bausch + Lomb)	$3,567	$2,845
CNS (Biogen)	2,011	3,513
Total collaboration revenue	5,578	6,358
Research and development expenses:
CITY-FXI	6,217	5,565
CITY-RBP4	2,519	6,337
CITY-TFR2	516	3,543
Ocular	1,053	734
CNS	1,115	1,182

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
15. Segments (Continued)
	Six months ended June 30,
	2025	2026
Undisclosed programs	—	1,409
Personnel-related research and development expenses (including stock-based compensation expense of $442 and $1,316 for 2025 and 2026, respectively)	5,168	11,071
Other indirect research and development expenses(1)	7,787	16,478
Total research and development expenses	24,375	46,319
General and administrative expenses:
Personnel-related expenses (including stock-based compensation expense of $1,055 and $3,601 for 2025 and 2026, respectively)	3,174	5,800
Other general and administrative expenses(2)	4,622	5,370
Total general and administrative expenses	7,796	11,170
Other segment items, net(3)	(2,311)	2,312
Net loss and comprehensive loss	$(24,282)	$(53,443)

(1)
Other indirect research and development expenses consist of platform research costs, and laboratory supplies, equipment, facility-related expenses and other general research costs that are not specifically attributable to an individual research program.

(2)
Other general and administrative expenses consist of professional fees, facilities, depreciation, information technology and other general and administrative costs that are not personnel-related.

(3)
Other segment items, net consists of interest income, interest expense and other expense, net.

16. Net Loss Per Share
Under the two-class method, basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. The net loss available to common stockholders was not allocated to the convertible preferred stock as the holders did not have a contractual obligation to share in losses. Diluted net loss per share is the same as basic net loss per share for the periods presented since the effects of any potentially dilutive securities would be antidilutive given the net loss of the Company.
	Six months ended June 30,
	2025	2026
Numerator:
Net loss attributable to common stockholders – basic and diluted	$(24,282)	$(53,443)
Denominator:
Weighted-average common shares outstanding – basic and diluted	4,832,880	7,096,572
Net loss per common share – basic and diluted	$(5.02)	$(7.53)
For accounting purposes, the computation of basic and diluted weighted-average common shares outstanding for the six months ended June 30, 2025 and 2026, excludes all shares of unvested restricted common stock as such shares are not considered outstanding. See Note 12 — Stock-Based Compensation, for more information.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
16. Net Loss Per Share (Continued)
Correction to Previously Issued Financial Statements
The Company previously did not include shares in the basic and diluted weighted-average shares outstanding related to certain early-exercised performance-based share awards that vested during the six months ended June 30, 2026. As a result of the correction, there was an increase to the weighted-average shares outstanding for this period. The Company assessed the materiality of the change in the calculation of net loss per share, considering both quantitative and qualitative factors, and concluded that the effects of the change to the calculation and presentation of net loss per share are not material to six months ended June 30, 2026. However, the Company has revised its presentation of net loss per share previously included in the Company’s condensed consolidated financial statements for the correction of this error. All amounts have been updated to reflect the effects of the correction in the financial statements and related notes, as applicable. The following table summarizes the impact of the revision on both the weighted-average shares outstanding and net loss per share for the six months ended June 30, 2026:
	As reported	Adjustment	As revised	Impact of stock split	As adjusted for stock split
Weighted-average shares outstanding – basic and diluted	6,160,990	300,454	6,461,444	635,128	7,096,572
Net loss per common share – basic and diluted	$(8.67)	$0.40	$(8.27)	$0.74	$(7.53)
The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect is antidilutive:
	Six months ended June 30,
	2025	2026
Series Seed convertible preferred stock (as-converted basis)	4,991,760	4,991,760
Series A convertible preferred stock (as-converted basis)	15,372,145	15,372,145
Series B convertible preferred stock (as-converted basis)	—	7,469,874
Series B-1 convertible preferred stock (as-converted basis)	—	1,014,862
Unvested restricted stock	2,081,638	1,964,421
Stock options issued and outstanding	4,768,315	5,404,513
Total	27,213,858	36,217,575
The potentially dilutive securities related to the Biogen Note and B+L Note were excluded from the table above for the six months ended June 30, 2025 and the potentially dilutive securities related to the Biogen Note were excluded from the table above for the six months ended June 30, 2026, as the number of shares that would be issuable upon conversion was indeterminable. See Note 5 — Convertible Notes, for more information.

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
17. Related Party Transactions
Alexandria Real Estate Equities, Inc.
For the six months ended June 30, 2025 and 2026, the Company recognized $2.2 million and $4.4 million, respectively, in rent and facility-related fees to a subsidiary of Alexandria Real Estate Equities, Inc., a related party, in connection with leasing its headquarters at 399 Binney Street. No payments were made to Alexandria Venture Investments, LLC, an investor in the Company, holding shares of Series A convertible preferred stock for the six months ended June 30, 2025 and 2026.
Company Founder Consulting Agreement
During the six months ended June 30, 2025 and 2026, the Company recognized expenses of $0.1 million and $0.1 million, respectively, to one of the Company’s founders, who is a member of the Company’s Board, for consulting services.
18. Subsequent Events
The Company has evaluated subsequent events from the condensed balance sheet date through August 21, 2026, the date at which the condensed consolidated financial statements were available to be issued, and through September 24, 2026 and October 9, 2026, the dates the condensed consolidated financial statements were available to be reissued, and determined there are no events subject to additional disclosure, other than those disclosed below.
Option Grants
During the period from July 1, 2026 through August 21, 2026, the Company granted an aggregate of 988,458 stock options to employees and non-employee consultants under the 2023 Plan with exercise prices ranging from $7.89 to $9.10. The Company also granted an aggregate of 109,828 shares of restricted common stock to non-employee consultants under the 2023 Plan. The Company is evaluating the accounting impact of these grants.
Stock Split
On October 8, 2026, the Company effected a 1.0983-for-one stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios of each series of the Company’s convertible preferred stock (see Note 10). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the preferred stock conversion ratios.
2026 Stock Option and Incentive Plan
On September 19, 2026, the Company’s Board adopted, and on October 8, 2026, the Company’s stockholders approved, the 2026 Stock Option and Incentive Plan (2026 Plan), which became effective on the date immediately prior to the effectiveness of the registration statement for the Company’s IPO. The 2026 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, and other stock-based awards. A total of 6,516,101 shares of common stock were initially reserved for issuance under the 2026 Plan. The number of shares reserved and available for issuance under the 2026 Plan will automatically increase on January 1, 2027 and each January thereafter during the term of the 2026 Plan, by 5% of the outstanding number of shares of common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants) or such lesser number of shares as determined by the administrator of the 2026

CITY THERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)
18. Subsequent Events (Continued)
Plan. Upon the effectiveness of the 2026 Plan, no further grants will be made under the 2023 Plan.The shares of common stock underlying any awards under the 2026 Plan or the 2023 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2026 Plan. Upon the effectiveness of the 2026 Plan, no further grants will be made under the 2023 Plan.
2026 Employee Stock Purchase Plan
On September 19, 2026, the Company’s Board adopted, and on October 8, 2026, the Company’s stockholders approved, the 2026 Employee Stock Purchase Plan (ESPP). A total of 503,322 shares of common stock were initially reserved for issuance under the ESPP. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2027 and each January 1 thereafter through January 1, 2036, by the least of (i) 1% of the outstanding number of shares of common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants), (ii) 1,509,966 shares of common stock, or (iii) such number of shares of common stock as determined by the administrator of the ESPP.

11,111,111 Shares
Common Stock

Prospectus

Goldman Sachs & Co. LLC	Jefferies	Stifel
Oppenheimer & Co.
Until November 9, 2026 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
October 15, 2026